UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2008

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 11, 2008 with respect to the Registrant’s results of operations for the year ended December 31, 2007.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the year ended December 31, 2007.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the year ended December 31, 2007.

        Attached hereto as Exhibit 4 and incorporated herein by reference is the Registrant’s periodical report for the year ended December 31, 2007.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries with respect to the year ended December 31, 2007.

        Attached hereto as Exhibit 6 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the year ended December 31, 2007.

        Attached hereto as Exhibit 7 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Carmel Container Systems Ltd. and subsidiaries with respect to the year ended December 31, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: March 11, 2008.

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated March 11, 2008.

2.	Registrant's management discussion.

3.	Registrant's unaudited condensed consolidated financial statements.

4.	Registrant's periodical report.

5.	Unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries.

6.	Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

7.	Unaudited condensed interim consolidated financial statements of Carmel Container Systems Ltd. and subsidiaries.

Exhibit 1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Reports Financial Results for Fiscal Year Ended December 31, 2007

Hadera, Israel, March 11, 2008 – American Israeli Paper Mills Ltd. (AMEX:AIP) (the “Company” or “AIPM”) today reported its financial results for the year ended December 31, 2007. The Company, its subsidiaries and associated companies are referred to hereinafter as the “Group”.

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera Paper Ltd. (“Mondi Hadera”) and Hogla-Kimberly Ltd.(“H-K”)), before the presentation of the consolidated data below, the aggregate data which includes the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), is being presented without considering the rate of holding therein and net of mutual sales:

Aggregate sales totaled NIS 3,124.3 million in 2007, as compared with NIS 2,830.5 million in 2006 – net of TMM Integrated Recycling Industries Ltd. (“TMM”). Aggregate sales in 2005 amounted to NIS 2,613.7 million.

The aggregate operating profit in 2007 totaled NIS 189.4 million, as compared with NIS 103.1 million in 2006. The operating profit in 2005 amounted to NIS 115.8 million.

The Consolidated data set forth below does not include the results of operation of the associated companies: Mondi Hadera, H-K and Carmel Container Systems Ltd. (“Carmel”), which are included in the Company’s share in results of associated companies.

Consolidated sales totaled NIS 583.6 million in 2007, as compared with NIS 530.1 million in 2006.

Consolidated operating profit amounted to NIS 75.4 million in 2007, as compared with NIS 50.5 million in 2006.

The increase in operating profit in 2007, by 49% in relation to 2006, originated from the increase in sales of packaging paper and recycling, primarily on account of the improvement in selling prices and the efficiency measures, that were partially offset by rising energy prices, coupled with the improvement in the operating profit of the marketing of office supplies activity as a result of efficiency measures and the reorganization that the company initiated in the past several years.

Financial expenses amounted to NIS 19.6 million in 2007, as compared with NIS 31.1 million in 2006.

Net profit in 2007 totaled NIS 31.4 million, as compared with NIS 13.3 million in 2006 and NIS 45.7 million in 2005. Net profit in 2007 was affected by the growth in the Company’s share in the losses of the operations in Turkey (KCTR), amounting to approximately NIS 11.8 million, as compared with the preceding year.

Basic earnings per share amounted to NIS 7.61 per share in 2007 ($1.98 per share), as compared with NIS 3.31 per share ($0.78 per share) in 2006 and as compared with NIS 11.43 per share ($2.48 per share) in 2005.

The inflation rate in 2007 amounted to 3.4%, as compared with an inflation rate of 0% in 2006.

Commenting on the year’s results, Mr. Avi Brener, Chief Executive Officer of the Company said that “The positive global trends in the paper industry, primarily in Europe, due to the decline in the gap between paper supply and demand, have affected the group companies active in Israel. Moreover, the growth trend in developing markets, primarily in Asia, as reflected by relatively high growth rates, is creating high demand for pulp and paper waste, as well as for paper products”.

The Company acted to convert its boilers systems at its main site in Hadera from the use of fuel oil to natural gas. The laying of the gas pipeline and its connection to the plant facilities has been completed and the flow of natural gas to the Company by Israel Natural Gas Lines Ltd. started in late August, and in October the Company converted to full production of steam using natural gas, while discontinuing the use of fuel oil in October. The conversion of the central boiler to full production using natural gas was completed in the fourth quarter.

In 2007, Kimberly Clark Turkey, KCTR (an affiliated company in Turkey), continued to implement its strategic plan GBP – (Global Business Plan) that was formulated together with the international partner, Kimberly Clark, designated to introduce Kimberly Clark’s global brands to Turkey, based on local manufacturing. The KCTR turnover amounted to approximately $63 million in 2007. The implementation of business and strategic plan, the strengthening of brands and the gradual growth of using the Unilever sales and distribution platform, coupled with the reduction of costs at the diaper plant, have led to improved gross profitability in the first quarter, while significantly curtailing the operating loss from a sum of NIS 27 million in the first quarter of 2007, NIS 19.3 million in the second quarter and NIS 15 million in the third quarter, to NIS 12.5 million in the fourth quarter of 2007.

The Company’s share in the earnings (losses) of associated companies amounted to losses of NIS (2.9) million in 2007, as compared with losses of NIS (26.7) million in 2006 and earnings of NIS 16.4 million in 2005.

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The following principal changes were recorded in the Company’s share in the earnings of associated companies, compared with 2006:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by NIS 12.9 million this year. Most of the change in profit originated from the company’s highly improved profitability, the transition from an operating loss of NIS 2.1 million last year to an operating profit of NIS 33.6 million this year, primarily as a result of the improved trading conditions that allowed for higher selling prices that led to an improved gross margin, coupled with a decrease in certain raw material costs as a result of the lower dollar exchange rate, primarily in the course of the second half of the year, coupled with a significant improvement in the efficiency of the company’s operational array. The sharp improvement in profit was somewhat offset as a result of the rise in the net financial expenses, which originated primarily from working capital requirements due to the rise in the volumes of operation and the impact of changes in the exchange rate.

–	The Company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by NIS 5.4 million in 2007, as compared with 2006. The operating profit of Hogla grew from NIS 127.0 million to NIS 135.4 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices and the continuing trend of raising the proportion of some of the premium products out of the products basket. This improvement was partially offset by the continuing rise in raw material prices. The net profit was also affected by the increase in financial expenses of NIS -1.7 million, as compared with financial revenues of NIS 1 million last year, as a result of the financing needs of the operations in Turkey. The net profit of Hogla-Kimberly Israel last year was influenced by non-recurring tax expenses of NIS 4.5 million (our share was approximately NIS 2.2 million).

The Company’s share in the losses of KCTR (formerly: “Ovisan”) (49.9%) grew by approximately NIS 11.8 million in 2007, as compared with 2006. The operating loss decreased by approximately NIS 9.4 million in 2007 in relation to last year, due to the continuing growth in the penetration rate of brands and their strengthened position in the market. A non-recurring loss of approximately NIS 6 million ($1.5 million) was included on account of the termination of trade agreements with distributors due to the transition to distribution by Unilever, of which our share was approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 26 million ($6.4 million) was reduced, of which our share is NIS approximately 13.3 million. Last year, the loss included a non-recurring expenditure of approximately NIS 16 million, of which our share was approximately NIS 8 million, primarily as a result of the devaluation of the Turkish lira and the amortization of a tax asset in the sum of approximately NIS 6.7 million, of which our share was approximately NIS 3.3 million.

–	The Company’s share in the net profit of Carmel (36.21%) increased by NIS 2.1 million in 2007 as compared with 2006. The factors that affected the growth in the company’s share in the net profit of Carmel, originated inter alia from the improvement in the operating profitability at Carmel – primarily in the second half of the year. This improvement originated primarily from higher prices and was partially offset by the sharp rise in raw material prices. In the course of the second quarter, the company’s holding rate in Carmel rose from 26.25% to 36.21% due to Carmel’s self purchase of some of the minority shareholders’ holdings. As a result of the acquisition, a negative surplus cost of NIS 4.9 million was created at the company, of which a sum of NIS 2.4 million was allocated to the statement of income this year and served to increase the company’s share in the Carmel profits in 2007. In 2006, Carmel’s net profit included capital gains from the sale of a real-estate asset, of which the Company’s share was approximately NIS 1 million.

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–	In 2006, the Company’s share in the earnings of associated companies included the Company’s share in the losses of TMM, in the amount of NIS 14.8 million. As mentioned above, the Company sold its holdings in TMM in early 2007 and this item is therefore not included in the Company’s share in the earnings of associated companies this year. The Company’s share in the earnings of associated companies from current operations in Israel (excluding Turkey and TMM) grew by NIS 20.7 million this year and amounted to NIS 60.9 million.

In July 2006, the Israel Accounting Standards Board issued Israel Accounting Standard No. 29 – “Adoption of International Reporting Financial Standards (IFRS)” (“Standard 29”). Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, and that are required to report according to the regulations published thereunder, are to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008. The company will implement the IFRS standards starting with the financial statements for the period commencing January 1, 2008.

This press release contains various forward-looking statements based upon the Company’s present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

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AMERICAN ISRAELI PAPER MILLS LTD.
SUMMARY OF RESULTS
(AUDITED)
NIS IN THOUSANDS(1)
except per share amounts

	2007		2006

Net sales	583,650		530,109

Net earnings	31,447	(1)	13,330	(2)

Earnings per share	7.61	(1)	3.31	(2)

(1)	The net profit in 2007 was affected by the growth in the Company’s share in the losses of the operations in Turkey (KCTR), amounting to approximately NIS 11.8 million (from NIS 52.0 million last year to NIS 63.8 million this year), as compared with the preceding year (see Strategic Investment in Turkey, above, and Section C7, below).

In 2007, the net profit included earnings from the realization of surplus cost at an associated company in the amount of NIS 2.5 million, a loss from the amortization of a tax asset at an associated company in the sum of NIS 13.4 million and a capital loss from the sale of cardboard machines (machine 6) and hub machines in the sum of NIS 2.4 million.

(2)	The net profit in 2006 included net capital gains from the sale of real estate at Atidim in the sum of NIS 28.5 million, while also including non-recurring expenses (net of tax influence) of NIS 18 million, primarily on account of a provision for impairment at an associated company (in the third quarter of the year) and the impact of the devaluation and modified tax rates in Turkey (in the second quarter of the year- approximately NIS 8 million included in the loss of the operations in Turkey).

The representative exchange rate at December 31, 2007 was NIS 3.846=$1.00

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Exhibit 2

Translation from Hebrew

March 10, 2008

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group (“AIPM” or “The Company”) for the year 2007. The Company, its consolidated subsidiaries and its associated companies – hereinafter: “The Group”.

A.	Description of the Company’s Business

1.	Company Description

AIPM deals in the manufacture and sale of packaging paper, in the recycling of paper waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers and packaging for consumer goods.

The Company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange, AMEX.

2.	General

A.	The Operations In Israel

1.	The Business Environment

2007 was characterized by continued growth in the Israeli economy of 4.7% , while the high demand in consumer spending persisted. Moreover, 2007 was characterized by the continued revaluation of the NIS against the US dollar, which amounted to 9%, in addition to a revaluation of 8.2% in 2006.

The positive global trends in the paper industry, primarily in Europe, due to the decline in the gap between paper supply and demand, have affected the group companies active in Israel. Moreover, the growth trend in developing markets, primarily in Asia, as reflected by relatively high growth rates, is creating high demand for pulp and paper waste, as well as for paper products.

These demands are causing a continuing rise in input prices – primarily fibers and chemicals – in parallel to a rise in global paper prices since the end of the previous year – both in fine paper and in packaging paper.

These trends enable the Group companies to realize price hikes in most paper and paper products areas, thereby compensating for the high input prices, while improving profitability.

The above information pertaining to trends in the paper market constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part –or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices, changes in supply and demand of global paper products.

Energy prices (primarily fuel oil) that were at their lowest point in two years during the first quarter this year, have reversed their trend in the second quarter of 2007 and have started climbing back toward the high prices that prevailed in 2006. The trend of rising fuel prices that began in the second quarter of the year, accelerated in the second half of the year and amounted to 40%, as compared with the level of prices at the beginning of the year. Due to the gradual transition to the use of natural gas in the course of the fourth quarter of the year, the Group saved NIS 12 million in energy operation costs. These savings are attributed to the transition to natural gas and to the fuel oil price level during 2007.

Electricity prices rose by an average of 13% at the end of 2007.

The inflation rate in 2007 amounted to 3.4%, as compared with an inflation rate of 0% in 2006.

2.	Current Operations in Israel

Most Group companies continued to grow – both quantitatively and in terms of their sales turnover – during the reported period – while raising prices across most areas of operation, in parallel to the successful implementation of the efficiency plan.

The Group consequently recorded a significant improvement in the volume of sales and in the operating profit from the Israeli operations in 2007, in relation to 2006.

3.	Implementation and Assimilation of Organization-Wide Processes

In the course of the reported period, the Group companies continued to successfully implement and assimilate organization-wide processes that were intended to empower Group operations and support continued growth and increased profitability:

—	Empowering organizational development while placing an emphasis on management by objectives and the development of the organization's middle management

—	Continuing reorganization of the Group’s purchasing network, while exploiting synergy opposite the organization’s suppliers.

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—	Assimilation of the Centerlining process at the operational levels of the various companies to a gradual and continuing improvement in the efficiency of the primary manufacturing arrays.

—	Accelerating processes for encouraging innovation at the companies for the development of new products and to create competitive differentiation for improving profitability.

—	Formulating and assimilating B2B marketing methodologies, for improving perceived quality and service among company clients.

—	Establishing expense-cutting measures at the organization in order to improve savings “anywhere and anytime”.

—	Social responsibility – Formulating a multi-annual plan that will be launched in early 2008 and will empower the organization’s activities in this area.

4.	The Strategic Plans

In parallel to the ongoing operations, the Company is working to successfully implement the strategic plans that will lead to continued growth in operations and improved profitability over the coming years:

1.	Converting the boiler system from fuel oil to natural gas

As mentioned previously, as part of the Company’s endeavors for cutting manufacturing costs and for additional environmental improvements, the Company is continuing the energy-generation plant project in Hadera, using natural gas.

As a first stage, the Company acted to convert its boilers systems from the use of fuel oil to natural gas. The laying of the gas pipeline and its connection to the plant facilities has been completed and the flow of natural gas to the Company by Israel Natural Gas Lines Ltd. started in late August. Acceptance tests were conducted at the Hadera site through September and in October the Company converted to full production of steam using natural gas, while discontinuing the use of fuel oil in October. The conversion of the central boiler to full production using natural gas was completed in the fourth quarter.

The gas that serves as a replacement for the fuel oil is purchased from the Yam Tethys Group, with whom the Company signed a natural gas purchase agreement in London on July 29, 2005, that is intended to provide the company’s needs over the next few years (until July 1, 2011), in terms of the operation of the existing energy generation system, by cogeneration at the Hadera site. The total financial volume of this transaction is approximately $35 million over the term of the agreement.

Subsequent to the termination of the agreement with Yam Tethys, the company intends to rely on natural gas that will be purchased from EMG on the basis of the principles agreement signed in May 2007.

The transition to natural gas resulted in an improvement of the air quality. The company estimates that given the level of fuel oil and gas prices in the third quarter of 2007 and while operating the energy generation system at full capacity using natural gas, the full impact of the savings on the net income will amount to NIS 25 million, annually.

3

The above information pertaining to the impact of the conversion to natural gas on the Company constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in fuel oil and gas prices and the gas and transportation suppliers to the Hadera site.

2.	Expanding the manufacturing network of recycled packaging paper

The investment budget in the project was increased to NIS 690 million ($170 million) and was approved on October 15, 2007 by the Company’s Board of Directors. The Company selected the most advanced technologies in this field and the leading suppliers in the sector.

The implementation of the project is advancing as planned and the Company signed a supply agreement with the main equipment supplier VOITH at the end of December. Moreover, the Company is promoting agreements with the building contractor and suppliers of equipment, electrical systems and additional auxiliary systems that are meant to be signed these days.

In parallel, Amnir Recycling Industries Ltd. (“Amnir”), is continuing preparations for the expansion of the collection of cardboard and newspaper waste and has started to accumulate inventories toward the planned operation of the new machine commencing during 2009.

As part of the preparations for financing the project, following approval from the Board of Directors, the Company has completed the raising of approximately NIS 211 million in capital, net of issuing expenses, by way of a private placement of shares to the controlling shareholders and institutional and/or private investors (additional details appear in the immediate reports published October 16, 2007 and November 25, 2007). The Company is also examining additional ways to raise the financing for the project.

3.	New Power Plant

The power plant project that is intended to provide steam and electricity for the manufacturing operations in Hadera and to sell surplus electricity to Israel Electric Company (IEC) and/or to private customers, is currently at the final configuration definition stages and feasibility studies on the basis of a license for a plant that will generate 230 mega-watts, to be built on an area that was acquired for the project, in proximity to the Company’s site in Hadera.

The company is awaiting the publication of the updated sales prices by the Electrical Authority and on this basis, upon completing the examination of the station and its feasibility, the business plan will be formulated, along with possible means of finance.

The Company plans for the said power plant to consume natural gas that will be provided by EMG, on the basis of the principles agreement that was signed in May this year.

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B.	The Strategic Investment in Turkey

In 2007, Kimberly Clark Turkey, KCTR, a wholly-owned Hogla Kimberly subsidiary (49.9% of which is held by the Company) – continued to implement its strategic plan GBP –(Global Business Plan) that was formulated together with the international partner, Kimberly Clark. The plan is designated to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If the plan will be fully implemented, KCTR whould grow to become a dominant and profitable company by 2015, with annual sales in the area of $300 million. The KCTR turnover amounted to approximately $63 million in 2007.

In the course of 2007, KCTR continued its marketing innovation and launched new product lines under the Huggies® and Pedo® brands, manufactured at KCTR’s advanced manufacturing plant. The company also launched an advanced KOTEX® product (feminine hygiene) that was well-received by the market.

The company’s continuing marketing and advertising operations are being felt in the gradual strengthening of the brands, as expressed by consumer studies that are being conducted regularly.

As part of the strategic plan, the Company intends to continue its marketing and sales promotion efforts, while launching new products that will support the establishment of the brands and the creation of customer loyalty. A strategic cooperation agreement was signed in the first quarter of the year between KCTR and Unilever in Turkey. Pursuant to this agreement, Unilever will conduct the sales, distribution and collection on behalf of KCTR in the entire Turkish market, except for nationwide large marketing chains that represent approximately 30% of the market potential, wherein KCTR intends to continue to operate directly.

In the course of the first half of 2007, KCTR continued to promote the collaboration with Unilever and expanded the number of points of sale in the Turkish market that sell KCTR brands.

The level of competition in the markets where the company is working to penetrate and empower its brands is high and calls for low prices level in the market and regular and significant investments in advertising and sales promotion.

All of the expenses detailed above associated with the penetration of brands, advertising, expansion of the distribution network and more – are regularly recorded as an expenditure in the KCTR statements of income. The operating loss of KCTR in the reported period this year amounted to approximately NIS 74 million ($18.0 million), as compared with an operating loss of approximately NIS 83 million ($18.6 million) in 2006. The loss included a non-recurring expenditure of approximately NIS 6 million ($1.5 million), recorded in the first quarter, on account of the closing of commercial agreements with the previous distributors, following the implementation of the agreement with Unilever and also on account of the upgrading of brands on the Turkish market.

5

As to the reduction of the tax asset in Turkey this year, see Chapter 4 (7) – Company Share in Earnings of Associated Companies.

The Company is continuing to implement the business and strategic plan. The strengthening brands and the gradual growth of the Unilever sales and distribution platform, coupled with the reduction of costs at the diaper plant, have led to improved gross profitability in the first quarter, while significantly curtailing the operating loss from a sum of NIS 27 million in the first quarter, NIS 19.3 million in the second quarter and NIS 15 million in the third quarter, to NIS 12.5 million in the fourth quarter of 2007.

The above information pertaining to the KCTR business plans and their implementation constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as market conditions, legislation and various costs.

B.	Analysis of the Company’s Financial Situation

—	The cash and cash equivalents item rose from NIS 13.6 million on December, 31, 2006 to NIS 167.7 million on December 31, 2007. This increase is primarily attributed to some of the proceeds in the amount of approximately NIS 110 million, received from a private placement in a total amount of approximately NIS 211 million, to the shareholders , sums received as proceeds from the sale of land – approximately NIS 30 million – and from the realization of approximately NIS 27 million investment in TMM.

—	The accounts receivable item rose from NIS 168.1 million as at December 31, 2006 to NIS 178.8 million as at December 31, 2007. This increase is primarily attributed to the growth in the volume of operations, with no significant change in customer credit days.

—	The other accounts receivables decreased from NIS 146.7 million on December 31, 2006 to NIS 105.1 million on December 31, 2007. This decrease is primarily attributed to the payment of debt from the sale of land in late 2006 in the sum of approximately NIS 30 million.

—	The inventories item rose from NIS 62.1 million on December 31, 2006 to NIS 69.6 million on December 31, 2007. This increase originates primarily from an increase in the paper waste inventories, due to Amnir preparations in anticipation of the future operation of the new packaging paper machine (see also 2a 4(2), above).

—	Investments in associated companies decreased from NIS 375.5 million on December 31, 2006 to NIS 346.2 million on December 31, 2007. The principal components of the said decrease included the Company’s net share in the losses of associated companies during the reported period, coupled with the realization of an investment in TMM in return for its book value of approximately NIS 27 million.

—	Short-term credit fell from NIS 203.0 million on December 31, 2006 to NIS 143.0 million on December 31, 2007. The decrease in this item is primarily attributed to repayment from proceeds obtained from the private placement to shareholders, the positive cash flows from operating activities, net of investments in fixed assets.

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—	The other payables item decreased from NIS 103.7 million on December 31, 2006 to NIS 87.2 million on December 31, 2007. The decrease is primarily attributed to the payment of income tax on account of NIS 12 million in betterment taxes, originating from the transaction for the sale of land in late 2006.

—	The company’s shareholders’ equity increased from NIS 430.8 million on December 31, 2006 to NIS 678.1 million on December 31, 2007. The change is primarily attributed to the issue of shares by private placement to the shareholders, net of issuing expenses, in the sum of approximately NIS 211.6 million, from net profit this year of NIS 31.4 million, and the decrease in the negative capital surplus from translation differences at an associated company.

1.	Investments in Fixed Assets

The investments in fixed assets amounted to NIS 86 million in 2007, as compared with NIS 53.1 million in 2006. The investments in 2007 included payments for the acquisition of an reservesteam boiler and the completion of the conversion of the energy system to natural gas, along with the necessary infrastructure. The Company also made current investments in environmental issues (sewage treatment) and current investments in equipment renewal, means of transportation and in the maintenance of buildings at the Hadera site. The investments in 2006 included payments for converting the energy system to natural gas, improving the material preparation system so as to improve the quality of packaging paper and the treatment of waste water, as part of the environmental investments. The Company also invested regularly in equipment renewal and transportation.

2.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 261.7 million as at December 31, 2007, as compared with NIS 297.9 million as at December 31, 2006. The long-term liabilities decreased by NIS 36 million as a result of the repayment of debentures in 2007 in the sum of NIS 37 million, the repayment of long-term loans in the sum of NIS 5 million, net of the increase from the evaluation of CPI-linked debenture balances.

The long-term liabilities include primarily two series of debentures and the following long-term bank loans:

Series 1 – NIS 14.1 million, for repayment until 2009 – by private placement to institutional investors.

Series 2 – NIS 182.1 million, for repayment until 2013 – by private placement to institutional investors.

Long-term loans from banks – NIS 33.5 million.

The balance of short-term credit from banks, as at December 31, 2007, amounted to NIS 143.0 million, as compared with NIS 203.0 million at December 31, 2006.

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C.	Results of Operations

1.	Aggregate Data

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. [Mondi Hadera] and Hogla-Kimberly Ltd.), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), is being presented without considering the rate of holding therein and net of mutual sales.

Regarding the consolidated data, see Section (2) below.

A.	Aggregate Data from Israeli Operations

In early 2007, the Company sold its holdings in TMM Integrated Recycling Industries Ltd. (“TMM”) (43.02% directly and indirectly), as part of an agreement with Veolia Israel and in response to a tender offer for the acquisition of TMM shares from the public, by Veolia Israel. The aggregate sales and operating profit figures for the preceding year are consequently presented net of the TMM results.

The aggregate sales in Israel totaled NIS 2,864.1 million in 2007, as compared with approximately NIS 2,614.7 million in 2006, representing growth of 9.5%. The aggregate sales in 2005 amounted to NIS 2,425.9 million.

The aggregate operating profit in Israel totaled approximately NIS 263.1 million in 2007, as compared with NIS 177.7 million in 2006, representing growth of 48%. Net of TMM (that was sold at the beginning of 2007), the operating profit rose from NIS 186.2 million in 2006, to NIS 263.1 million in 2007, representing growth of 41.3%. The operating profit in 2005 amounted to NIS 142.3 million.

The significant improvement in the operating profitability in Israel is attributed to the raising of prices in most of the Group’s areas of operation, the growth in quantitative sales and the continuing efficiency measures and group synergy. This improvement was partially offset by the continuing rise in raw material prices.

B.	Aggregate Data (including Turkey)

The aggregate sales amounted to NIS 3,124.3 million in 2007, as compared with NIS 2,830.5 million in 2006 – net of TMM – representing growth of 10.4%. The aggregate sales in 2005 amounted to NIS 2,613.7 million.

The aggregate operating profit in 2007 amounted to NIS 189.4 million, as compared with NIS 103.1 million in 2006. The operating profit in 2005 amounted to NIS 115.8 million.

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The increase in the aggregate operating profitability in 2007 is primarily attributed to the raising of prices in most areas of operation, the rise in quantitative sales and the reduction of the operating loss in Turkey by NIS 9.4 million, originating from the continued trend of improvement in the Turkish results, despite the cost of introducing the international Kimberly Clark brands to Turkey, that began in 2006, along with the price war as part of the battle over competing market share in the market.

For the operations in Turkey – see Section C7 below – Company’s share in the earnings of associated companies.

2.	Consolidated Data

Excluding the results of operation of the associated companies: Mondi Hadera, Hogla-Kimberly and Carmel Container Systems Ltd. (“Carmel”).

The consolidated sales totaled NIS 583.6 million in 2007, as compared with NIS 530.1 million in 2006, representing growth of 10.1%.

The consolidated operating profit amounted to NIS 75.4 million in 2007, as compared with NIS 50.5 million in 2006, representing growth of approximately 49.3%.

Total revenues for the paper and recycling activity amounted to NIS 464.7 million, NIS 408.0 million and NIS 368.9 million in 2007, 2006 and 2005, respectively.

Gross profit for the paper and recycling activity amounted to NIS 110.3 million (24% of turnover) in 2007, NIS 78.7 million (19% of turnover) in 2006 and NIS 69.8 million (19% of turnover) in 2005.

Total revenues for the marketing of office supplies activity amounted to NIS 119 million in 2007, as compared with NIS 122.1 million and NIS 113.6 million in 2006 and 2005.

Gross profit for the marketing of office supplies activity amounted to NIS 32.9 million (28% of turnover) in 2007, compared with NIS 32.7 million (27% of turnover) in 2006 and NIS 29.4 million (26% of turnover) in 2005.

3.	Net Profit and Earnings Per Share

The net profit in 2007 amounted to NIS 31.4 million, as compared with NIS 13.3 million in 2006 and NIS 45.7 million in 2005.

The net profit in 2007 was affected by the growth in the Company’s share in the losses of the operations in Turkey (KCTR), amounting to approximately NIS 11.8 million (from NIS 52.0 million last year to NIS 63.8 million this year), as compared with the preceding year (see Strategic Investment in Turkey, above, and Section C7, below).

In 2007, the net profit included earnings from the realization of surplus cost at an associated company in the amount of NIS 2.5 million, a loss from the amortization of a tax asset at an associated company in the sum of NIS 13.4 million and a capital loss from the sale of cardboard machines (machine 6) and hub machines in the sum of NIS 2.4 million.

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The net profit in 2006 included net capital gains from the sale of real estate at Atidim in the sum of NIS 28.5 million, while also including non-recurring expenses (net of tax influence) of NIS 18 million, primarily on account of a provision for impairment at an associated company (in the third quarter of the year) and the impact of the devaluation and modified tax rates in Turkey (in the second quarter of the year). (Approximately NIS 8 million included in the above loss from Turkey).

The net profit in 2005 included capital gains of NIS 4.4 million plus a tax benefit of NIS 8 million (including the company’s share in the benefit at the consolidated subsidiaries) on account of the impact of the tax law reforms that were passed by the Knesset (Israeli parliament) on July 25, 2005, that serve to gradually lower the corporate tax rate to a level of 25% by 2010.

The basic earnings per share amounted to NIS 7.61 per share in 2007 ($1.98 per share), as compared with NIS 3.31 per share ($0.78 per share) in 2006 and as compared with NIS 11.43 per share ($2.48 per share) in 2005.

The diluted earnings per share amounted to NIS 7.60 per share in 2007 ($1.98 per share), as compared with NIS 3.28 per share in 2006 ($0.77 per share) and NIS 11.35 per share in 2005 ($2.46 per share).

4.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

The consolidated sales amounted to NIS 583.6 million in 2007, as compared with NIS 530.1 million in 2006 and NIS 482.5 million in 2005.

The increase in the turnover in 2007 originated primarily from the growth in sales of packaging paper and recycling as a result of the possibility of realizing price hikes in accordance with prevailing global conditions in the paper market.

Sales of the packaging paper and recycling activity amounted to NIS 464.7 million in 2007, as compared with NIS 408.0 million in the corresponding period last year.

The growth in the sales turnover of the packaging paper and recycling activity originated primarily from the raising of the selling prices.

Sales of the marketing of office supplies marketing activity amounted to NIS 119.0 million in the reported period, as compared with NIS 122.1 million last year. Most of the decrease in sales is attributed to the impact of not winning the Accountant General tender in early 2007, a fact that was somewhat compensated for by an increase in sales to other customers, at better margins.

The change in the turnover in 2006 in relation to 2005 originated primarily from a certain increase in sales of packaging paper and recycling and a marginal decrease in sales of the office supplies sector in light of a change in the customer mix toward a more profitable one.

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2.	Cost of Sales

The cost of sales amounted to NIS 440.9 million in 2007, representing 75.5% of sales, as compared with NIS 418.7 million, or 79.0% of sales in 2006 and as compared with NIS 383.2 million, or 79.4% of sales in 2005.

The gross profit as a percentage of sales grew in 2007 to reach 24.5%, as compared with 21.0% in 2006 and 20.6% in 2005.

The increase in the gross profit originated primarily from the improved selling prices and the quantitative growth in the local market, coupled with the savings in energy costs, primarily on account of the transition to natural gas in the last quarter. On the other hand, an increase was recorded in other manufacturing costs as a result of the increase of the volume of operations, including growth in collection by Amnir and the rise in diesel prices.

Labor Wages

The labor wages in the cost of sales, in selling expenses and in General and Administrative expenses, amounted to approximately NIS 174.8 million in 2007, as compared with NIS 160.6 million in 2006 and NIS 149.7 million in 2005.

The change in payroll costs in relation to the corresponding period last year reflects a 5% increase in personnel – especially at Amnir, as part of preparations for increasing paper waste collection in anticipation of the future operation of the new packaging paper machine – along with a nominal increase of 3.5% in the wages. The wage expenses (in General and Administrative) also included non-recurring expenditures, primarily on account of the employment agreement with the Company’s CEO. See Note 9D to the financial statements.

3.	Selling, General and Administrative Expenses

The selling, general and administrative expenses (including wages) amounted to NIS 67.4 million in 2007 (11.6% of sales), as compared with NIS 60.9 million (11.5% of sales), in 2006 and NIS 55.9 million in 2005 (11.6% of sales).

The increase in selling, general and administrative expenses originated primarily from growth in labor expenses, including non-recurring influences, as stated above in the Labor Wages section.

4.	Operating Profit

The operating profit amounted to NIS 75.4 million in 2007, representing 49% growth in relation to 2006, 13.0% of sales, as compared with NIS 50.5 million, or 9.5% of sales in 2006 and as compared with NIS 43.3 million, or 9.0% of sales in 2005.

The increase in operating profit in 2007, by 49% in relation to 2006, originated from the increase in sales of packaging paper and recycling, primarily on account of the improvement in selling prices and the efficiency measures, that were partially offset by rising energy prices, coupled with the improvement in the operating profit of the marketing of office supplies activity as a result of efficiency measures and the reorganization that the company initiated in the past several years.

In the marketing of office supplies activity, the trend of maintaining the operating profit of NIS 0.4 million in 2007, was attributed to the reorganization in the sector, accompanied by far-reaching efficiency measures and steps to increase sales, following the transition to an operating profit in 2006 as compared with a loss in 2005 (NIS 0.2 million in 2006, as compared with NIS -0.9 million in 2005).

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5.	Financial Expenses

Financial expenses amounted to NIS 19.6 million in 2007, as compared with NIS 31.1 million in 2006.

The total average of the Company’s net, interest-bearing liabilities grew by an average of approximately NIS 10 million between the years 2007 and 2006. The increase is primarily attributed to investments in fixed assets, net of positive cash flows from operating activities.

Despite the said increase in the obligo, the financial expenses in 2007 were cut back in relation to the preceding year by NIS 11.5 million.

The said decrease in financial expenses originated from the decrease in the average interest rate on short-term credit (by approximately 1.2%), the lower expenses on account of CPI-linked notes, despite the sharp rise in the inflation rate in relation to 2006, on account of the lowering of the cost of hedging the CPI-linked notes against a rise in the CPI that fell from 1.8% in 2006, to 1.3% in 2007 and resulted in a approximately NIS 1.1 million decrease in note-related costs.

As a result of currency hedging transactions made by the company on the dollar/euro ratio, the company recorded financial revenues of NIS 4.6 million in the last quarter of the year. (These revenues, on account of hedging the expected cash flows for the new packaging paper Machine were allocated to the statement of income pursuant to accounting principles since the agreement with the machine’s supplier VOITH was only signed in late December 2007).

Due to the decrease in the dollar exposure this year in relation to the preceding year, the financial expenses decreased this year by NIS 4.7 million in relation to last year on account of currency rate differential revenues on account of the assets in foreign currency.

6.	Taxes on Income

Expenses for taxes on income from current operations totaled NIS 18.4 million in 2007, as compared with NIS 5.5 million in 2006 and NIS 10.2 million in 2005.

The principal factors responsible for the increase in tax expenses from operating activities in 2007 as compared with 2006, included the increase in operating profit before taxes this year, despite the impact of the lower tax rate on current and deferred taxes this year, in relation to last year. In addition, the tax expenses this year grew by NIS 2 million as a result of the sharp rise in the CPI this year by 3.4% in relation to last year.

Moreover, the tax expenses in 2007 included an additional tax expense of NIS 0.9 million in 2007 from taxes on previous years as a result of the completion of tax assessments for the years 2002-2005. An additional tax expense of NIS 11.2 million was recorded in 2006, primarily on account of betterment tax on the sale of real estate. A tax benefit of NIS 4.2 million was recorded in 2005 on account of the impact of the tax reforms that were passed by the Knesset in July 2005 (gradually lowering the corporate tax rate to 25% by 2010) on the company’s deferred taxes.

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Total tax expenses amounted to NIS 19.3 million in 2007, as compared with NIS 5.5 million in 2006 and NIS 6.0 million in 2005.

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to AIPM’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

The Company’s share in the earnings (losses) of associated companies amounted to NIS (2.9) million in 2007, as compared with losses of NIS (26.7) million in 2006 and earnings of NIS 16.4 million in 2005.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to 2006:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by NIS 12.9 million this year. Most of the change in profit originated from the company’s highly improved profitability, the transition from an operating loss of NIS 2.1 million last year to an operating profit of NIS 33.6 million this year – primarily as a result of the improved trading conditions that allowed for higher selling prices that led to an improved gross margin, coupled with a decrease in certain raw material costs as a result of the lower dollar exchange rate, primarily in the course of the second half of the year, coupled with a significant improvement in the efficiency of the company’s operational array. This said improvement was rendered possible as a result of the said recovery in the European paper industry, coupled with the quantitative increase in sales to the local market. This improvement began in the second quarter of the year, accelerated in the second quarter and preserved the same trend in the second half of the year. The sharp improvement in profit was somewhat offset as a result of the rise in the net financial expenses, which originated primarily from working capital requirements due to the rise in the volumes of operation and the impact of changes in the exchange rate.

–	The Company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by NIS 5.4 million in 2007, as compared with 2006. The operating profit of Hogla grew from NIS 127.0 million to NIS 135.4 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices and the continuing trend of raising the proportion of some of the premium products out of the products basket. This improvement was partially offset by the continuing rise in raw material prices. The net profit was also affected by the increase in financial expenses of NIS -1.7 million, as compared with financial revenues of NIS 1 million last year, as a result of the financing needs of the operations in Turkey. The net profit of Hogla-Kimberly Israel last year was influenced by non-recurring tax expenses of NIS 4.5 million (our share was approximately NIS 2.2 million).

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Company’s share in the losses of KCTR (formerly: “Ovisan”) (49.9%) grew by approximately NIS 11.8 million in 2007, as compared with 2006. The operating loss decreased by approximately NIS 9.4 million in 2007 in relation to last year, due to the continuing growth in the penetration rate of brands and their strengthened position in the market. The launch process of premium KC products in the Turkish market (Kotex® and Huggies®), that began in the second quarter last year and was accompanied by fierce competition over shelf space, primarily against P&G coupled with the erosion of selling prices – to the lowest levels in the world – for same-quality disposable diapers. In the course of 2007, a non-recurring loss of approximately NIS 6 million ($1.5 million) was included on account of the termination of trade agreements with distributors due to the transition to distribution by Unilever, of which our share was approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately approximately NIS 26 million ($6.4 million) was reduced, of which our share is NIS approximately 13.3 million. Last year, the loss included a non-recurring expenditure of approximately NIS 16 million, of which our share was approximately NIS 8 million, primarily as a result of the devaluation of the Turkish lira and the amortization of a tax asset in the sum of approximately NIS 6.7 million, of which our share was approximately NIS 3.3 million.

–	The Company’s share in the net profit of Carmel (36.21%) increased by NIS 2.1 million in 2007 as compared with 2006. The factors that affected the growth in the company’s share in the net profit of Carmel, originated inter alia from the improvement in the operating profitability at Carmel – primarily in the second half of the year. This improvement originated primarily from higher prices and was partially offset by the sharp rise in raw material prices. In the course of the second quarter, the company’s holding rate in Carmel rose from 26.25% to 36.21% due to Carmel’s self purchase of some of the minority shareholders’ holdings. As a result of the acquisition, a negative surplus cost of NIS 4.9 million was created at the company, of which a sum of NIS 2.4 million was allocated to the statement of income this year and served to increase the company’s share in the Carmel profits in 2007. In 2006, Carmel’s net profit included capital gains from the sale of a real-estate asset in Netanya in the amount of NIS 3.9 million, of which the Company’s share was approximately NIS 1 million.

In 2006, the Company’s share in the earnings of associated companies included the Company’s share in the losses of TMM, in the amount of NIS 14.8 million. As mentioned above, the Company sold its holdings in TMM in early 2007 and this item is therefore not included in the Company’s share in the earnings of associated companies this year.

The Company’s share in the earnings of associated companies from current operations in Israel (excluding Turkey and TMM) grew by NIS 20.7 million this year and amounted to NIS 60.9 million.

D.	Liquidity

Cash Flows

The cash flows from operating activities in 2007 amounted to NIS 69.5 million, as compared with NIS 53.1 million in 2006. The change in the cash flows from operating activities in 2007 originated primarily from the increase in current operations and in profit.

The cash flows from operating activities in 2005 amounted to NIS 88.6 million.

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The dividend that was declared in December 2005, in the amount of NIS 50 million, was paid in January 2006. Additional dividend of NIS 100 million was distributed in July 2006.

E.	Sources of Finance

See Section B2 – Financial Liabilities.

In November 2007, the Company performed a private placement of 1,012,585 ordinary shares of NIS 0.01 par value of the Company (hereinafter: “Ordinary Shares”) which, as of the date of issuance, accounted for 20% of the issued share capital of the Company (hereinafter in this section: “The Shares”) against an investment in the total sum of NIS 213 million (hereinafter in this section: “the raised amount”). About 60% of the shares (607,551 shares) were issued to the controlling shareholders in the Company, Clal Industries and Investments and Discount Investments (hereinafter: “the special offerees”), in accordance with the pro-rata holdings in the Company, and 40% of the shares (405,034 shares) were offered by way of a tender to institutional entities and private entities (whose number did not exceed 35) (hereinafter in this section: “The Ordinary Offerees”). The price per share for the ordinary offerees, as determined by tender was NIS 210. Accordingly, the price per share for the special offerees, considering the amount of shares offered to the special offerees, was set at NIS 211.05 (the price per share in the tender plus a rate of 0.5%). The Company paid the distributors a rate of 1.2% of the total consideration received from the ordinary offerees, that is, a sum of NIS 1,020,686. The consideration received in respect of the allotment of the shares offered as aforesaid, shall be used for the partial financing of the acquisition of the new packaging paper machine .

F.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Israel Eldar, that serves as the Company’s Comptroller since 1981, and as a director in subsidiaries of the Company .

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to exchange rate fluctuations of the NIS vis-à-vis the US dollar.

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In September this year the Company entered into dollar-euro hedging transactions for a period of up to 4 months, in the amount of € 13.4 million.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to bank and other loans and to the bonds issued by the Company, in the total sum of NIS 196 million.

In early 2008, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 140 million, pursuant to previous transactions that were made in December 2006 and January 2007 and terminated at the end of 2007.

Interest Risks

The Company is exposed to changes in interest rates, primarily on account of notes, in the sum of NIS 196 million.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value As at Dec-31-07	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 10%	Interest decrease 5%
In NIS thousands

Series 1 Debentures	54	27	14,336	(54)	(27)
Series 2 Debentures	2,370	1,191	191,537	(2,417)	(1,203)
Other liabilities	121	60	31,510	(122)	(61)
Long-term loans and capital notes - granted	(186)	(93)	(48,644)	188	94

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2007).

Regarding the terms of the debentures and other liabilities – See Note 4 to the financial statements.

Regarding long-term loans and capital notes granted –See Note 2 to the financial statements.

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Sensitivity of € linked instruments to changes in the(euro)exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value As at Dec-31-07	Profit (loss) from changes
	Revaluation of € 10%	Revaluation of € 5%		Devaluation of € 10%	Devaluation of € 5%
In NIS thousands

NIS-€forward transaction	6,038	4,028	994	(8,439)	(3,741)

See Note 12a to the financial statements.

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value As at Dec-31-07	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 10%	Devaluation of $ 5%
In NIS thousands

Other Accounts Receivable	1,272	636	12,720	(1,272)	(636)
Capital note	242	121	2,421	(242)	(121)
Accounts Payable	(1,036)	(518)	(10,363)	1,036	518

Other accounts receivable reflect primarily short-term customer debts.

Capital note – See Note 2b to the financial statements.

Accounts payable reflect primarily short-term liabilities to suppliers.

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Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at December 31, 2007:

In NIS Millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	Non-Monetary Items	Total

Assets

Cash and cash equivalents	2.5		165.2		167.7
Other Accounts Receivable	259.0	0.4	12.7	11.8	283.9
Inventories				69.6	69.6
Investments in Associated Companies	52.2		2.4	291.6	346.2
Deferred taxes on income				6.1	6.1
Fixed assets, net				445.6	445.6
Deferred expenses, net of accrued
amortization

Total Assets	313.7	0.4	180.3	824.7	1,319.1

Liabilities
Credit from Banks	143.0				143.0
Other Accounts Payable	185.3		10.4		195.7
Deferred taxes on income				40.5	40.5
Long-Term Loans	33.5				33.5
Notes (bonds)		195.5			195.5
Other liabilities - including current
maturities	32.8				32.8
Equity, funds and reserves				678.1	678.1

Total liabilities and equity	394.6	195.5	10.4	718.6	1,319.1

Surplus financial assets (liabilities) as at
December 31, 2007	(80.9)	(195.1)	169.9	106.1

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Below are the balance sheet items, according to linkage bases, as at December 31, 2006:

In NIS Millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	Non-Monetary Items	Total

Assets

Cash and cash equivalents	5.0		8.6		13.6
Other Accounts Receivable	243.1	0.2	59.8	11.7	314.8
Inventories				62.1	62.1
Investments in Associated Companies	63.7		6.3	305.5	375.5
Deferred taxes on income				6.5	6.5
Fixed assets, net				400.8	400.8

Total Assets	311.8	0.2	74.7	786.6	1,173.3

Liabilities
Credit from Banks	203.0				203.0
Other Accounts Payable	191.5		8.4		199.9
Deferred taxes on income				41.7	41.7
Long-Term Loans	38.7				38.7
Notes (bonds)		226.4			226.4
Other liabilities - including current
maturities	32.8				32.8
Equity, funds and reserves				430.8	430.8
Total liabilities and equity	466.0	226.4	8.4	472.5	1,173.3

Surplus financial assets (liabilities) as at
December 31, 2006	(154.2)	(226.2)	66.3	314.1

Associated Companies

AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding the economic instability, high devaluation and elevated interest rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

G.	Forward-Looking Statements

This report contains various forward-looking statements, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

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H.	Donations and Contributions

The AIPM Group, within the framework of its business and social commitment, invests efforts and funds in community assistance and support, while focusing on providing help to the weaker echelons of Israeli society – and primarily teenagers.

As part of this policy, the company makes contributions to various institutions active in the said areas. The Group’s contributions amounted to NIS 350 thousand in 2007.

In parallel, through its employees, the Company also participates in volunteer activity in the community, for promoting these same objectives.

This year the company focused on donations to youth clubs, community centers operating in the afternoons – with the intention of fortifying and enriching teenagers while granting them a proper opportunity.

The company has also contracted an external company to conduct social mapping and intends to begin implementing the new program this year.

Moreover the company is active in the granting of student scholarships, through the Shenkar Foundation, that was established by the company together with its Austrian strategic partner in Mondi Hadera. Assistance was also provided to two projects: A women’s club in Um-el-Fahem and a children’s club in the Eastern Worker neighborhood of Hadera, as well as for the purchase of computers for the youth center in Hadera. The total contributions of the company through the Shenkar Foundation amounted to NIS 102 thousand.

I.	Members of the Board of Directors Possessing Financial Skills and Qualifications

The minimum number of company directors possessing accounting and financial qualifications and skills was determined to be two for the company, in consideration of the nature of the accounting and financial issues that are raised in the preparation of the company’s financial statements, in view of the company’s areas of operation and in consideration of the composition of the board of directors as a whole, that includes individuals possessing business, management and professional experience that enables them to deal effectively with the tasks of managing the company, including reporting duties.

The members of the company’s board of directors who possess accounting and financial qualifications and skills are:

Avi Yehezkel	–	Holds a degree in Economics from Tel Aviv University and a Law degree from Bar-Ilan University. External director at Bank Yahav. Served as a Knesset member between 1992-2003, also served as Chairman of the Economics Committee, Chairman of the Defense Budget Committee, Chairman of the Capital Market Sub-Committee, Chairman of the Banking Sub-Committee and member of the Finance Committee.

Ari Bronshtein	–	Holds a Bachelor's degree in Management and Economics from Tel Aviv University and a Master's degree in Management, Accounting and Finance from Tel Aviv University. Serves as VP of Discount Investments Ltd.; Director at Elron Electronic Industries Ltd. Former VP of Economics and Business Development and Director of Finance and Investments at Bezeq - The Israel Telecommunications Company Ltd.

Itzhak Manor	–	Holds an MBA from Hebrew University. Serves as director at various publicly-traded and privately-held companies within the IDB Group; Chairman of companies in the David Lubinsky Group Ltd.; member of the Balance Sheet Committee at Israel Union Bank Ltd.

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Amos Mar-Haim	–	Holds a BA in economics and an MBA from Hebrew University. Formerly served and currently serves as Chairman or Deputy Chairman at publicly-traded or privately-held companies. Member of the Israeli Accounting Standards Board.

Amir Makov	–	Holds a Law degree from Hebrew University and an Engineering degree from the Haifa Technion. Served as CEO of Haifa Chemicals Ltd., Sonol Israel Ltd.. Served and serves as a director of various publicly-traded and privately-held companies including Bank Leumi Ltd., Dead Sea Works Ltd., Dead Sea Bromine Ltd. and more.

J.	The Company’s Internal Auditor

A.	Auditor’s Name: Eli Greenbaum
In the position since: July 16, 2006
Credentials: CPA

B.	The Auditor is employed by the Company.

C.	The Company’s Audit Committee has approved the appointment of the Auditor on Mar-7-06. The Auditor is a CPA by training and has dealt in Treasury positions at the Company for 20 years and consequently possesses the necessary skills for the job.

D.	The Internal Auditor is supervised by the General Manager.

E.	The work plan for internal auditing is annual. The work plan is determined on the basis of: A five-year plan, covering numerous issues that were approved by the Audit Committee according to the auditing needs of the Company and covers issues that the Internal Auditor believes warrant his examination and consideration in the course of the current year. The work plan is determined by the Internal Auditor and the Audit Committee. The work plan is approved by the Audit Committee. The judgment of the Internal Auditor in terms of deviations from the audit program, subject to the approval of the Company’s Audit Committee.

F.	The Internal Auditing program includes auditing topics in corporations that constitute significant holdings of the Company.

G.	Scope of employment: Full-time job as Auditor, plus an assistant. The auditing hours number a total of 416 monthly hours, totaling 4,100 hours annually, divided equally between the corporation and its investee companies:

Audited body	Estimated hours of audit annually

Internal auditing at the Company	370 hours
Auditing at investee companies	3,730 hours
Total hours	4,100 hours

21

The Internal Auditor conducts the audit according to generally-accepted professional standards of internal auditing in Israel and worldwide, and to the estimation of the Company’s Board of Directors, based on the Company’s Audit Committee assessment, the audit is conducted according to the standards’ requirements.

H.	The Company declares that it has granted the Internal Auditor free, constant and direct access to all the information at its disposal and at the disposal of the held companies.

I.	Audit reports were submitted in writing and discussed on the following dates:

Submitted	Discussed

4.3.07	7.3.07
6.5.07	6.5.07
2.8.07	6.8.07
4.11.07	7.11.07

J.	The scope of employment of the Internal Auditor is determined according to a cycle that renders it possible to audit all the significant topics at the Company, once every few years.

This scope of activity, the nature, the continuity of operation and the work plan of the Internal Auditor – are reasonable – according to the estimation of the Company’s Audit Committee, while rendering it possible to realize the Internal Audit objectives of the organization.

K.	The Auditor is employed by the Company. The Board of Directors believes that the compensation received by the Internal Auditor does not influence his professional judgment.

K.	Senior Employee Compensation

In determining the compensation and bonuses of senior employees, the directors and Compensation Committee took into consideration the position and standing of each executive and his contribution to the operations and business of the Company.

In January 2008, the board of directors decided to adopt a senior employee stock option plan. The total general expenditure from the option plan amounts to approximately NIS 27 million. The option plan’s influence on the consolidated financial reports amounts to approximately NIS 22 million

L.	Auditing CPA Fees

Current Fees

The professional fees for the Company’s auditing CPA, covering auditing services, including auditing of the internal control on the financial reports, amounted to $312 thousand in 2007, as compared with $150 thousand in 2006. The hours invested by the auditing CPAs on account of these services amounted to 7,800 hours and 9,700 hours in the years 2007 and 2006, respectively.

22

Follows all-inclusive fees details of the Company’s and subsidiaries auditing CPA in the reported year and in the previous year:

	2007		2006
	Thousands of $	hours	Thousands of $	hours

Auditing and tax services	150,000	4,510	150,000	9,700
Auditing of internal control	120,000	2,400	-	-
Auditing of IFRS	22,000	440	-	-
Differentials	20,000	450	-	-
Total	312,000	7,800	150,000	9,700

M.	Adoption of Accounting Standard No. 29 – Adoption of International Financial Reporting Standards (IFRS)

In July 2006, the Israel Accounting Standards Board issued Israel Accounting Standard No. 29 – “Adoption of International Reporting Financial Standards (IFRS)”(hereinafter – “the standard” or “Standard 29”).

Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, 5728-1968, and that are required to report according to the regulations published thereunder, are to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008. The standard allows for early adoption starting with the financial statements published after July 31, 2006. The above does not apply to entities subject to the Securities regulations (periodical and immediate reports of external corporations) and whose financial statements are formulated not in accordance with generally accepted accounting principles in Israel. Moreover, companies that are not subject to the provisions of the Securities Law, 5728-1968, and that are not required to report according to the regulations published thereunder, are also eligible to prepare their financial statements in accordance with IFRS starting from the financial statements published subsequent to July 31, 2006.

The initial adoption of IFRS standards shall be made according to the instructions of IFRS 1, “Initial Adoption of IFRS Standards” for the purposes of the transition.

According to the Standard, the Company is required to include in a note to the annual financial statements as of December 31, 2007, a balance sheet as of December 31, 2007, and a statement of income for the year then ended, that have been prepared based on the recognition, measurement and presentation criteria of IFRS. The company will implement the IFRS standards starting with the financial statements for the period commencing January 1, 2008.

For impact of international standards on the company’s financial statements – see Note 16 to the financial statements.

23

N.	Detailed processes undertaken by the company’s supreme supervisors, prior to the approval of the financial statements

The Company’s Board of Directors has appointed the Company’s Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval.

The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the Board meetings during which the financial statements are discussed and approved, are attended by the Company’s auditing CPA, who is instructed to present the principal findings – if there are any – that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from Company executives and others, including: CEO – Avi Brenner; CFO – Shaul Gliksberg. The material issues in the financial reports, including any extraordinary transactions – if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

The approval of the financial statements involves several meetings, as necessary: The first, held at the Audit Committee several days before the approval date of the financial statements, is held to discuss the material reporting issues in depth and at great length, whereas the second, held in proximity to the approval date, by the Board of Directors, to discuss the actual results. As to the supreme supervision regarding the impact of the transition to international financial reporting standards, the Committee held a detailed discussion regarding the said disclosure and the accounting policy implemented in its respect.

Tzvika Livnat	Avi Brenner
Chairman of the Board of Directors	General Manager

24

Exhibit 3

AMERICAN ISRAELI PAPER MILLS LIMITED
2007 CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN ISRAELI PAPER MILLS LIMITED
2007 CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders of
AMERICAN ISRAELI PAPER MILLS LIMITED

We have audited the consolidated balance sheet of American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries as of December 31, 2007 and the consolidated statement of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

The financial statements of the company for the years ended December 2006 and 2005 have been audited by other independent auditors who expressed their unqualified opinion as of March 7, 2007.

We did not audit the financial statements of certain associated companies, the Company’s interest in which as reflected in the balance sheets as of December 31, 2007 is NIS 66.5 million, and the Company’s share in excess of profits over losses of which is a net amount of NIS 2.9 million, for the year ended December 31, 2007. The financial statements of those companies were audited by other Independent registered Public Accounting Firms whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973 and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and the consolidated results of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted (“GAAP”) in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the financial statements referred to above are presented in new Israeli shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
    March 10, 2008

AMERICAN ISRAELI PAPER MILLS LIMITED
CONSOLIDATED BALANCE SHEETS

		December 31
	Note	2007	2006
		NIS in thousands (see note 1b.)

Assets
CURRENT ASSETS:	8
Cash and cash equivalents	1u	167,745	13,621

Accounts receivable:	10a
Trade		178,771	168,050
Other		105,109	146,684
Inventories	10b	69,607	62,109

Total current assets		521,232	390,464

INVESTMENTS AND LONG-TERM
RECEIVABLES:
Investments in associated companies	2;8	346,186	375,510
Deferred income taxes	7f	6,083	6,490

		352,269	382,000

FIXED ASSETS:	3
Cost		1,164,847	1,109,239
Less - accumulated depreciation		719,281	708,416

		445,566	400,823

DEFERRED CHARGES,
net of accumulated amortization	1i

Total assets		1,319,067	1,173,287

) Chairman of the
_____________________________________________
Zvi Livnat	) Board of Directors

)
_____________________________________________
Avi Brener	) Chief Executive Officer

)
_____________________________________________
Shaul Gliksberg	) Chief Financial and Business
Development Officer

Date of approval of the financial statements: 10 March 2008

The accompanying notes are an integral part of the financial statements

		December 31
	Note	2007	2006
	NIS in thousands (see note 1b.)

Liabilities and shareholders' equity
CURRENT LIABILITIES:	8
Credit from banks and others	10c	143,015	203,003
Current maturities of long-term notes and long term loans	4a;b	42,775	41,567
Accounts payable and accruals:	10d
Trade		108,409	96,273
Other		87,235	103,699

Total current liabilities		381,434	444,542

LONG-TERM LIABILITIES:
Deferred income taxes	7f	40,515	41,613
Loans and other liabilities
(net of current maturities):	4;8
Loans from banks	4b	28,127	33,515
Notes	4a	158,134	190,005
Other liabilities	4c	32,770	32,770

Total long-term liabilities		259,546	297,903

COMMITMENTS AND CONTINGENT LIABILITIES	9

Total liabilities		640,980	742,445

SHAREHOLDERS' EQUITY:	6
Share capital (ordinary shares of NIS 0.01 par value:
authorized - 20,000,000 shares; issued and paid:
December 31, 2007 and 2006 - 5,060,774 and
4,032,723 shares, respectively)		125,267	125,257
Capital surplus		301,695	90,060
Capital surplus resulting from tax benefit on exercise
of employee options		3,397	2,414
Differences from translation of foreign currency
financial statements of associated companies		(5,166)	(8,341)
Retained earnings		252,894	221,452

Total shareholders equity		678,087	430,842

Total liabilities and shareholders' equity		1,319,067	1,173,287

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
CONSOLIDATED STATEMENTS OF INCOME

	Note	2007	2006	2005
		NIS in thousands (see note 1b.)

SALES	10e;14	583,650	530,109	482,461
COST OF SALES	10f	440,854	418,725	383,179

GROSS PROFIT		142,796	111,384	99,282

SELLING, MARKETING, ADMINISTRATIVE
AND GENERAL EXPENSES:	10g
Selling and marketing		31,367	31,366	30,482
Administrative and general		36,060	29,517	25,462

		67,427	60,883	55,944

INCOME FROM ORDINARY OPERATIONS		75,369	50,501	43,338
FINANCIAL EXPENSES - net	10h	19,558	31,111	12,490
OTHER INCOME (EXPENSES) - net	10i	(2,178)	37,305	4,444

INCOME BEFORE TAXES ON INCOME		53,633	56,695	35,292
TAXES ON INCOME	7	19,307	16,702	5,991

INCOME FROM OPERATIONS OF THE
COMPANY AND ITS SUBSIDIARIES		34,326	39,993	29,301
SHARE IN PROFITS (LOSSES) OF ASSOCIATED
COMPANIES - net	2	(2,884)	(26,202)	16,414

INCOME BEFORE CUMULATIVE EFFECT,
AT BEGINNING OF YEAR, OF AN ACCOUNTING

CHANGE IN ASSOCIATED COMPANIES		31,442	13,791	45,715

CUMULATIVE EFFECT, AT BEGINNING OF
YEAR, OF AN ACCOUNTING CHANGE IN AN ASSOCIATED COMPANY	1m	-	(461)	-

NET INCOME FOR THE YEAR		31,442	13,330	45,715

		(See note 1b)NIS

EARNINGS PER SHARE:	1v;11
Primary:
Before cumulative effect of a change in accounting policy		7.61	3.42	11.43
Cumulative effect, at beginning of year, of a change in accounting
policy of an associated company		-	(0.11)	-

Net income per share		7.61	3.31	11.43

Fully diluted:
Before cumulative effect of a change in accounting policy		7.60	3.39	11.35
Cumulative effect, at beginning of year, of a change in accounting
policy of an associated company		-	(0.11)	-

Net income per share		7.60	3.28	11.35

Number of shares used to compute the primary earnings per share		4,132,728	4,025,181	3,999,867

Number of shares used to compute the fully diluted earnings per share		4,139,533	4,058,610	4,028,107

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital surpluses	Capital surplus resulting from tax benefit on exercise of employee options	Differences from currency translation resulting from financial statements of associated companies	Retained earnings	Total
	N I S i n t h o u s a n d s (see note 1b.)

BALANCE AT JANUARY 1, 2005	125,257	90,060	-	(2,807)	362,803	575,313
CHANGES IN 2005:
Net income	-	-	-	-	45,715	45,715
Dividend paid***	-	-	-	-	(100,039)	(100,039)
Exercise of employee options into shares	*	-	401	-	-	401
Differences from currency translation resulting from
financial statements of associated companies	-	-	-	1,994	-	1,994

BALANCE AT DECEMBER 31, 2005	125,257	90,060	401	(813)	308,479	523,384
CHANGES IN 2006:
Net income	-	-	-	-	13,330	13,330
Dividend paid	-	-	-	-	(100,357)	(100,357)
Exercise of employee options into shares	*	-	2,013	-	-	2,013
Differences from currency translation resulting from
financial statements of associated companies	-	-	-	(7,528)	-	(7,528)

BALANCE AT DECEMBER 31, 2006	125,257	90,060	2,414	(8,341)	221,452	430,842
CHANGES IN 2007:
Net income	-	-	-	-	31,442	31,442
Costs Shares issuance (deduction of costs issuance in the amount of NIS 1,581 thousands)**	10	211,635	-	-	-	211,645
Exercise of employee options into shares	*	-	983	-	-	983
Differences from currency translation resulting from
financial statements of associated companies	-	-	-	3,175	-	3,175

BALANCE AT DECEMBER 31, 2007	125,267	301,695	3,397	(5,166)	252,894	678,087

*	Represents an amount less than NIS 1,000.
**	See note 6a.
***	Includes a dividend, declared in December 2005 and paid in January 2006, amounting to approximately NIS 50 million.

AMERICAN ISRAELI PAPER MILLS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2007	2006	2005
	NIS in thousands (see note 1b)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	31,142	13,330	45,715
Adjustments to reconcile net income to
net cash provided by operating activities (A)	38,096	39,775	42,845

Net cash provided by operating activities	69,538	53,105	88,560

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(85,959)	(53,107)	(71,080)
Deposit and Marketable securities	-	11,582	51,003
Associated companies:
Granting of loans	(318)	-	(2,744)
Collection of loans	2,893	2,112
Proceeds from sale of investment of associated company	27,277	-	-
Proceeds from sale of subsidiary consolidated in the past (B)	-	-	2,004
Proceeds from sale of fixed assets	31,415	419	6,532

Net cash used in investing activities	(24,692)	(38,994)	(14,285)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds gain from private shares allocating	211,645	-	-
Receipt of long-term loans from banks	-	40,000	1,746
Repayment of long-term loans from banks	(5,212)	(1,277)	(277)
Redemption of notes	(37,167)	(6,913)	(6,680)
Dividend paid	-	(150,450)	(49,946)
Short-term credit from banks - net	(59,988)	109,832	(18,613)

Net cash used in financing activities	109,278	(8,808)	(73,770)

INCREASE IN CASH AND
CASH EQUIVALENTS	154,124	5,303	505
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	13,621	8,318	7,813

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	167,745	13,621	8,318

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2007	2006	2005
	NIS in thousands (see note 1b.)

(A) Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Share in losses (profits) of associated companies - net	2,884	26,663	(16,414)
Capital loss from sale of investment of an associated company	28	-	-
Dividend received from associated company	-	19,616	21,761
Depreciation and amortization	34,865	31,957	31,604
Deferred income taxes - net	(1,951)	(5,755)	(7,671)
Capital losses (gains) on:
Sale of fixed assets - net	1,403	(28,823)	(3,570)
Sale of subsidiary consolidated in the past (B)	-	-	(874)
Losses (gains) on short-term deposits and securities	-	(166)	45
Linkage and exchange differences (erosion) on principal of
long-term loans from banks - net	-	-	(111)
Linkage differences (erosion) on principal of notes	6,326	(415)	6,171
Linkage differences (erosion) on principal of long-term loans
granted to associated companies	(265)	178	(975)

	43,290	43,255	29,966

Changes in operating asset and liability items:
Increase in trade receivables	(10,721)	(17,641)	(7,162)
Decrease (increase) in other receivables
(excluding deferred income taxes)	1,168	(1,661)	(1,587)
Decrease (increase) in inventories	(7,498)	1,890	(1,612)
Increase in trade payables	16,101	5,761	3,018
Increase (decrease) in other payables and accruals	(4,244)	8,171	20,222

	(5,194)	(3,480)	12,879

	38,096	39,775	42,845

Supplementary disclosure of cash flow information -
Payments in cash during the year:
Income taxes paid	23,415	23,877	1,559

Interest paid	26,428	23,714	15,828

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

2005 NIS in thousands (see note 1b)

(B) Proceeds from sale of subsidiary consolidated in the past -

Assets and liabilities of the subsidiary consolidated in the
past at the date of its sale:	509
Working capital (excluding cash and cash equivalents)	1,979
Fixed assets	(1,358)
Long-term liabilities	874
Capital gain from the sale	2,004

(C)  Information on activities not involving cash flows:

1)	Dividend declared by the Company in December 2005, in the amount of approximately NIS 50 million, was paid in January 2006.

2)	Dividend declared by an associated company in December 2005 that the Company’s share in this dividend amounts to NIS 2,650,000 was paid during 2006.

3)	In December 2006 a land was sold in consideration of approximately NIS 40 million, net of tax, betterment levy and other accompanying selling cost. This amount was transferred to a trustee at the date of the transaction execution and received during January 2007 see note 10i.

4)	For December 31, 2007 the acquisition of fixed assets on credit amounts to NIS 6,634 thousands and for December 31, 2006 amounts to NIS 10,599 thousands.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are drawn up in conformity with accounting principles generally accepted in Israel and in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993. The Company’s financial statements are presented separately from these consolidated financial statements.

The significant accounting policies, which, except for the changes in the accounting policy resulting from the first-time application, in 2007, of new accounting standards of the Israel Accounting Standards Board (hereafter - the IASB) were applied on a consistent basis, as follows:

As to the adoption of International Financial Reporting Standards (IFRS), which is to be carried out in reporting periods commencing on January 1, 2008 and thereafter, see note 16 below.

a.	General:

1)	Activities of the Group

American Israeli Paper Mills Limited and its subsidiaries (hereafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the production and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereafter –the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 14.

2)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

3)	Definitions:

Subsidiaries – companies over which the Company has control and over 50% of the ownership, the financial statements of which have been consolidated with the financial statements of the Company.

Associated companies – investee companies, which are not subsidiaries, over whose financial and operational policy the Company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage of holding in said company is 20% or more, unless there are circumstances that contradict this assumption.

Interested parties – as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

Related parties – as defined by opinion No. 29 of the Institute of Certified Public Accountants in Israel.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Controlling shareholders – Until December 31, 2006, transactions between the Company and a controlling shareholder therein were treated in accordance with the provisions of Securities Regulations (Presentation of Transactions between a Company and a Controlling Shareholder Therein in the Financial Statements), 1996 (hereinafter – “the Regulations”).

As of January 1, 2007, the Company has been implementing Accounting Standard No. 23: “The Accounting Treatment of Transactions between an Entity and the Controlling Shareholder Therein”.

b.	Basis of presentation of the financial statements

1)	The Company draws up and presents its financial statements in Israeli currency (hereafter - shekels or NIS). in accordance with the provisions of Israel Accounting Standard No. 12 – “Discontinuance of Adjusting Financial Statements for Inflation” – of the IASB, which establishes principles for transition to nominal reporting, commencing January 1, 2004 (hereafter - the transition date). Accordingly, amounts that relate to non-monetary assets (including depreciation and amortization thereon), investments in associated companies (see also e below) “permanent” investments, and equity items, which originate from the period that preceded the transition date, are based on the data adjusted for the changes in the exchange rate of the dollar (based on the exchange rate of the dollar at December 31, 2003), as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

The financial statements of group companies which are drawn up in foreign currency, are translated into shekels or are remeasured in shekels for the purpose of inclusion in these financial statements, as explained in e. below.

2)	The sums of non-monetary assets do not necessarily reflect the realization value or an updated economic value, but rather only the reported sums of the said assets, as stated in (1), above. The term ‘cost’ in these financial statements shall mean the cost in reported sums.

c.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries. A list of the main subsidiaries is presented in a schedule to the financial statements.

2)	Intercompany transactions and balances, as well as profits on intercompany sales that have not yet been realized outside the Group, have been eliminated.

d.	Inventories

Commencing January 1, 2007, the Company has been implementing the provisions of Accounting Standard No. 26, “Inventories”.

Inventories are measured at the lower of cost or net realizable value. The cost of inventories includes acquisition costs, fixed and varied overhead costs, as well as others costs incurred in bringing the inventory to the current location and condition.

The net realization value represents the selling price estimate during the ordinary course of business, net of the estimate of completion costs and the estimate of costs required to perform the sale.

Until December 31, 2006, inventory was presented at the lower of cost or market value.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

In accordance with the Standard, when inventories are purchased under credit terms whereby the arrangement involves a financing element, the inventories should be presented at cost reflecting the purchase price under ordinary credit terms. The difference between the actual purchase amount and the cost reflecting the purchase price under ordinary credit terms, is recognized as an interest expense during the credit period.

The cost of inventory is determined on a moving average basis.

The spare parts of machinery and equipment, which are not intended for current use, are presented under “fixed assets”.

The first-time application of the standard did not have any effect on the Company’s financial statements.

e.	Investments in associated companies:

1)	The investments in these companies are accounted for by the equity method. According to this method, the Company records, in its statement of income, its share in the profits and losses of these companies that were created after acquisition, and, in its statement of changes in shareholders’ equity, its share in changes in capital surpluses (mostly translation differences relating to their investments in subsidiaries that present their financial statements in foreign currency) that were created after acquisition.

2)	Profits on intercompany sales, not yet realized outside the Group, have been eliminated according to the percentage of the Company’s holding in such companies.

3)	The Company reviews –at each balance sheet date – whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments in associated companies – see i. below.

4)	The excess of cost of the investment in associated companies over the equity in net assets at time of acquisition (“excess of cost of investment”) or the excess of equity in net assets of associated companies at time of acquisition over the cost of their acquisition (“negative excess of cost of investment”) represent the amounts attributed to specific assets upon acquisition, at fair value. The excess of cost of investment and the negative excess of cost of investment are presented at their net amount and are amortized over the remaining useful life of the assets. The average rate of amortization is 10%.

5)	In accordance with the provisions of Standard No. 20 (As Amended), which is applied by the group companies since January 1, 2006, as of that date, amortization of goodwill at associated company, which until then was included under “share in profits (losses) of associated companies”, was discontinued. The amounts of amortization of goodwill, included under “share in profits (losses) of associated companies”, as above, for the year ended December 31, 2005 are NIS 4 million.

f.	Marketable securities

These securities are stated at market prices.

The changes in value of the above securities are carried to financial income or expense.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Real estate for investment

Commencing January 1, 2007, when the standard became effective, the Company has been implementing Accounting Standard No. 16, “Real Estate For Investment”.

Real estate for investment is defined as real estate (land or a building or part of a building or both), which is held (by the owners or under a financing lease), for the purpose of producing rental income or realizing a capital appreciation or both, and not for the purpose of:

—	The use of manufacture or supply of goods or services or for administrative purposes, or

—	Sale during the ordinary course of business

The Company does not own any buildings that fall under the definition of Real Estate for Investment. The Company has several leasing rights in real estate which, in accordance with IFRS, are classified as operating leases. Upon initial adoption of IFRS, the Company does not intend to classify these leasehold rights as real estate held for investment. The Company has consequently decided not to classify these leasehold rights as real estate held for investment according to Standard 16, but rather to continue to present them at cost, as part of fixed assets, pursuant to generally accepted accounting principles in Israel. The initial adoption of the provisions of the Standard did not consequently have a material impact on the Company’s financial statements.

h.	Fixed assets:

Commencing January 1, 2007, The Company has been implementing Accounting Standard No. 27 –“Fixed Assets” and Accounting Standard No. 28 “Amendment of Transition Provisions in Accounting Standard No. 27, Fixed Assets”.

A fixed asset is a tangible item, which is held for use in the manufacture or supply of goods or services, or leased to others, which is predicted to be used for more than one period. The Company presents its fixed assets items according to the cost model.

Under the cost method – a fixed asset item is presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of qualifying assets also includes credit costs which have to be discounted as stated in note k. below.

The depreciation is carried out systematically by the straight line method over the expected useful life of the item’s components from the date in which the asset is prepared for its intended use.

The useful life that was used in the calculation of the asset’s depreciation is as follows:

Years

Buildings	10 to 50	(primarily 33)
Machinery and equipment	7 to 20	(Primarily 10 and 20)
Vehicles	5 to 7	(primarily 7)
Office furniture & equipment (including computers)	3 to 17	(primarily 4)

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

In accordance with the implementation of the transitional provisions of Accounting Standard No. 28 “Amendment of Transition Provisions in Accounting Standard No. 27, Fixed Assets”, as of January 1, 2007, the Company has been adopting the cost model.

i.	Impairment of assets

The Company assesses – at each balance sheet date – whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of non-monetary assets, mainly fixed assets and investments in associated companies. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset is recoverable from the cash flows expected from that asset.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs.

In accordance with the transitional provisions of Standard 22, commencing January 1, 2006, in addition to the aforesaid, the financial statements include the following changes:

The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 946 thousands, has been reclassified and presented as a deduction from the amount of the liabilities to which such expenses relate. Through December 31, 2005, deferred issuance costs were included under other assets and amortized according to the straight-line method.

The change in the amortization method of deferred issuance costs, as above, do not have a material effect on the operating results in the reported years.

j.	Deferred charges

Until December 31, 2005, the deferred charges in respect of issue of debentures were displayed in Other Assets at their cost, deduction of accumulated amortization. The above expenses that were attributed to the debenture issuance were amortized at the straight line method on the basis of the weighted average of the debentures in turnover, till their redemption date.

The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 946 thousands, has been reclassified and presented as a deduction from the amount of the liabilities to which such expenses relate. Through December 31, 2005, deferred issuance costs were included under other assets and amortized according to the straight-line method.

k.	Credit costs

The Company has been discounting credit costs in accordance with Standard No. 3 –“Discounting of Credit Costs” of the Israeli Institute of Accounting Standards.

Pursuant to Standard No. 3, specific and non-specific financing costs are to be capitalized to qualifying assets (assets under preparation or establishment, which still do not serve their purpose and the preparation of which for their intended use or sale require considerable time, all in accordance with the rule established in Standard No. 3). Non-specific financing costs are capitalized to such qualifying assets, or portion thereof, which was not financed with specific credit, by means of a rate which is the weighted-average cost of the financing sources which were not specifically capitalized.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Deferred income taxes:

The Company and the companies in the Group allocate taxes in respect of temporary differences between the value of assets and liabilities in the financial statements and their tax base and in respect of losses for tax purposes, whose realization is predictable. Deferred taxes are computed at the tax rates expected to be in effect at the time of realization thereof, as they are known at the balance sheet date.

The current taxes, as well as the changes in the deferred tax balances, are included in the tax expenses or income in the reporting period.

Taxes that would apply in the event of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.

The Group may incur an additional tax liability in the event of an intercompany dividend distribution derived from “approved enterprises” profits – see note 7a. No account was taken of this additional tax, since it is the Group’s policy not to cause distribution of dividends, which would involve an additional tax liability to the Group in the foreseeable future.

In April 2005, the IASB issued Clarification No. 7 – “Accounting Treatment of the Tax Benefits, in Respect of Capital Instruments Granted to Employees, For Which No Compensation was Recognized”. The provisions of this clarification apply to such tax benefits, which have not been allowed as a deduction through December 31, 2004. The clarification stipulates that, commencing on January 1, 2005, the tax benefit derived by the Company from the exercise of options granted to employees is to be carried to shareholders’ equity, in the period in which the benefit to the employees is allowed as a deduction for tax purposes. Formerly, the aforesaid tax saving was credited to the statement of income, as part of the taxes on income item.

m.	Revenue recognition

Commencing January 1, 2006, the company applies Israel Accounting Standard No. 25 of the IASB – “Revenue”, which prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the company.

Revenue is measured, as detailed below, at the fair value of the consideration received or the consideration that the company is entitled to receive, taking into account trade discounts and/or bulk discounts granted by the entity:

Revenue from sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company implements Clarification No. 8 of the Israeli Institute of Accounting Standard regarding the reporting of revenues on a gross basis or a net basis. Accordingly, the Company’s revenues as an agency or intermediary, without bearing the risks and returns that derive from the transaction, are presented on a net basis.

Interest income is accrued on a cumulative basis, taking into consideration the principal to be repaid and by using the effective interest rate.

Dividend income in respect of investments is recognized on the date in which the entitlement for said income was created for the shareholders.

Upon the application of the standard, an associated company separates the financing component embedded in revenue from sales made on credit for periods exceeding the customary credit period in its industry (mainly 90 days), that does not bear interest at the appropriate rate; the financing component is determined according to the amount by which the nominal amount of consideration for the transaction exceeds the present value of future cash payments in respect thereof, based on the customary market interest rate applicable to credit extended under similar terms. Revenue from the financing component is recognized over the credit period. Through December 31, 2005, the company did not separate the financing component in respect of sales made on credit, as above, and included within revenue from the sale on the date of recognition of such revenue.

In accordance with the transitional provisions of the standard, on January 1, 2006 the company recognized an expense of NIS 1.1 million as a result of presentation in present value, resulting from the adjustment of trade receivables in respect of such credit transactions to their present value on the effective date of the standard, the share of the company at the adjustment effect as above was approximately NIS 0.5 million which is presented in these financial statements under “Cumulative effect, at beginning of year, of an accounting change in an associated company”.

n.	Shipping and handling costs

Shipping and handling costs are classified as a component of selling and marketing expenses.

o.	Allowance for doubtful accounts

The allowance is determined mainly in respect of specific debts doubtful of collection (see note 12b).

p.	Derivate financial instruments

Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in income commensurate with the results from those assets or liabilities.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Fair Value of Financial Instruments

The fair value of financial instruments traded in active markets is based on the quoted prices as of the balance sheet date. The fair value of financial instruments that are not traded in an active market will be determined on the market prices of similar financial instruments and in the absence thereof, based on accepted valuation methods.

The Company uses several valuation techniques, which are accompanied by assumptions based on the existing economic conditions at each balance sheet date.

The applied valuation methods include the current value of cash flows, economic models for the valuation of options and additional acceptable valuation methods.

r.	Offset of Financial instruments

Financial assets and financial liabilities are presented on the balance sheet at their net amount, only when the Company has a legally enforceable right to effect such set off, and subject to the existence of intent to settle the asset and the liability on a net basis, or to realize the asset and settle the liability simultaneously.

s.	Share-based payment

Commencing January 1, 2006, the company applies Israel Accounting Standard No. 24 of the IASB, “Share-Based Payment” (hereafter - Standard 24), which prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions.

Since the company has not granted any equity-settled awards, nor made modifications to existing grants, subsequent to March 15, 2005, the measurement criteria of the standard do not apply to past grants made by the company, and its application has not had any effect on the financial statements of the Company.

t.	Transactions between the Company and Controlling Shareholders Therein

1.	Until December 31, 2006, transactions between the Company and a controlling shareholder therein were treated in accordance with the provisions of Securities Regulations (Presentation of Transactions between a Company and a Controlling Shareholder Therein in the Financial Statements), 1996 (hereinafter – “the Regulations”).

As of January 1, 2007, the Company has been implementing Accounting Standard No. 23: “The Accounting Treatment of Transactions between an Entity and the Controlling Shareholder Therein”.

This standard stated that the basis of valuation in transactions between an entity and the controlling shareholder therein is the fair value. Transactions such as loans of controlling shareholders or distribution pf dividend to controlling shareholders are not be recorded in shareholders’ equity and should to be included in the operating results of the controlled entity. The differences between the proceeds determined in the transactions between an entity and a controlling shareholder therein and the fair value of these transactions, shall be carried to shareholders’ equity. Current taxes and deferred taxes that relate to items carried to shareholders’ equity in respect of transactions with controlling shareholders, shall also be carried directly to shareholders’ equity. The provisions of the standard do not apply to transactions of business combinations under the same controlling interest.

The implementation of the standard did not have any effect on the financial statements of the Company.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

2.	Until December 31, 2006, loans provided/received to/from a controlling shareholder, not under market conditions, were presented in the financial statements at their fair value only if the difference between the proceeds of the loan and its fair value exceeded 5 percent.

As of January 1, 2007, loans provided/received are presented on the date of the initial recognition of the fair value, while the difference between the amount of the loan and its fair value is carried to shareholders’ equity.

The standard applies to transactions between an entity and a controlling shareholder therein, which were carried out after January 1, 2007, as well as to loans provided or received from a controlling shareholder prior to January 1, 2007, starting from this date.

Pursuant to the standard, the balance of loans that were granted by the Company to an associated company, as at January 1, 2007, is measured at fair value.

The implementation of the standard did not have material effect on the financial statements of the Company.

u.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, the period to maturity of which did not exceed three months at time of deposit, to be cash equivalents.

v.	Net income per share

The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

In computing diluted net incomeper share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income (loss) per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income per share from continuing activities).

Comparative net income per share figures for the year 2005 included in these financial statements reflect a retrospective application of the new standard’s computation directives.

As to the data used in the computation of net income per share, as above – see note 11

w.	Israel Accounting Standard No. 29 – “Adoption of International Reporting FinancialStandards (IFRS)"

In July 2006, the Israel Accounting Standards Board issued Israel Accounting Standard No. 29 – “Adoption of International Reporting Financial Standards (IFRS)”(hereafter – “the standard” or “Standard 29”).

The standard stipulates that companies, which are subject to the Securities Law, and are required to report pursuant to regulations issued thereunder, except for offshore corporations, shall draw up their financial statements under International Financial Reporting Standards (IFRS) and the clarifications thereto, which are issued by the IASB (The International Accounting Standards Board).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

An entity implementing the IFRS as of January 1, 2008, which elected to report comparative data for one year only (2007), shall be required to prepare an opening balance sheet as of January 1, 2007 (hereafter – “opening balance sheet”) in accordance with IFRS provisions.

The transition to reporting under IFRS shall be conducted in accordance with the provisions of IFRS 1, “First-Time Adoption of International Financial Reporting Standards”. IFRS 1 prescribes rules on how an entity should make the transition from financial reporting based on previous local accounting rules, to financial reporting based on international accounting standards. IFRS 1 supersedes all the transitional provisions established by other IFRS (including transitional provisions established in previous local accounting standards) and states that all IFRS should be adopted retroactively in the opening balance sheet. At the same time, IFRS 1 provides reliefs concerning mandatory retroactive implementation with regard to certain defined topics. In addition, IFRS 1 specifies several exceptions to the principle of retrospective application of certain aspects of other IFRS.

The Company’s management has elected to adopt IFRS starting from January 1, 2008, see Note 16 regarding reconciliations to be carried out during the transition to reporting under IFRS and the reliefs which the Company has chosen pursuant to the provisions of IFRS1.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – INVESTMENTS IN ASSOCIATED COMPANIES:

a.	The Company has a number of investments in associated companies, which are held either directly or through investee companies. The financial statements of significant associated companies (Mondi Business Paper Hadera Ltd. – formerly Neusiedler Hadera Paper Ltd, NHP – Hogla-Kimberly Ltd and Carmel container system Ltd.) are attached to these financial statements.

b.	Composed as follows:

	December 31
	2007	2006
	NIS in thousands

Shares:
Cost	7,325	54,241
Excess of cost of investment - net	6,929	2,086
L e s s - accumulated amortization	(6,929)	(2,086)
Gain on issuance of shares of an associated
company to a third party	40,241	40,241
Differences from translation of foreign currency
financial statements	(5,166)	(8,341)
Share in profits (after deduction of losses) accumulated since
acquisition	249,132	219,328

	291,532	305,469
Long-term loans and capital notes *	54,654	70,041

	346,186	375,510

*	Classified by linkage terms and rate of interest, the total amounts of the loans and capital notes are as follows:

	Weighted average interest rate at December 31, 2006	December 31
		2007	2006
	%	NIS in thousands

Capital notes in dollars		2,698	6,337
Unlinked loans and capital notes	4.8%	51,956	63,704

		54,654	70,041

As of December 31, 2007, the repayment dates of the balance of the loans and capital notes have not yet been determined.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – INVESTMENTS IN ASSOCIATED COMPANIES (continued):

c.	The changes in the investments during 2007 are as follows:

NIS in thousands

Balance at the beginning of the year	375,510

Changes during the year:
Share in losses of associated companies - net	(2,884)
Dividend from associated companies	(14,692)
Adjustments resulting from translation of foreign currency
financial statements	3,175
Share in capital surplus from capital note to associated company	464
Increase in balance of long-term loans and capital notes - net	(15,387)

Balance at end of year	376,186

d.	Mondi Business Paper Hadera Ltd. (hereafter - Mondi Hadera; formerly – Neusiedler Hadera Paper Ltd. – NHP):

Mondi Hadera is held to the extent of 49.9% by the Company and also by Mondi Business Paper LTD (hereafter – MBP), under an agreement dated November 21, 1999. According to the said agreement, Mondi Hadera purchased the Group’s activities in the field of printing and writing paper, and issued to MBP 50.1% of its shares. As part of the said agreement, Neusiedler was granted an option to sell to the Company its holdings in Mondi Hadera, at a price that is 20% lower than the value (as defined in the agreement). The understanding between the parties is that the option would only be exercised under prolonged, extraordinary circumstances that preclude the operation of Mondi Hadera in Israel. The Company believes that the likelihood of such circumstances is very remote.

e.	Hogla-Kimberly Ltd. (hereafter – Hogla-Kimberly)

Hogla-Kimberly is held to the extent of 49.9% by the Company and to the extent of 50.1% by Kimberly Clark Corporation (hereafter- KC).

f.	Investment in Carmel Container Systems Limited (hereafter – Carmel)

Carmel Container Systems was held to the extent of 26.25% by the Company. During the second quarter an affiliated company (Carmel Container Systems Limited hereafter – Carmel) acquired its own shares which were held by part of its minority shareholders. As a result of this acquisition the share of holding in Carmel increased from 26.25% to 36.21%. The increase in the share of holding yielded to the company negative excess of cost in the amount of NIS 4,923 thousands which according to standard 20 (adjusted) was related to non financial assets, which will be realized according to the rate of realization of these assets.

During the period the Company included in the profits from affiliated companies, profit amount of NIS 2,439 thousands form the realization of these asstes.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – INVESTMENTS IN ASSOCIATED COMPANIES (continued):

g.	Investment in T.M.M Integrated Recycling Industries Ltd.

On January 4, 2007, the Company entered into an agreement with Veolia Israel CGEA Ltd. (hereinafter: “CGEA”), whereby it will sell to CGEA its holdings in Barthelemi, along with its remaining holdings in T.M.M.Pursuant to the agreement, CGEA has acquired all of the Company’s holdings in Barthelemi.CGEA also acquired all of the Company’s holdings in T.M.M, as part of a complete tender offer and starting February 2007, the Company is no longer a shareholder in T.M.M.

The sale of the holdings in T.M.M was made in consideration of a sum approximately similar to the book value, after taking into account, the impairment as mention above.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – FIXED ASSETS:

a.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2007, are as follows:

	Cost				Accumulated depreciation
	Balance at beginning of year	Additions during the year	Retirements during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Retirements during the year	Balance at end of year	Depreciated balance
									December 31
									2007	2006
	NIS in thousands				NIS in thousands				NIS in thousands

Land and buildings thereon	228,747	21,434	99	250,082	113,944	3,673	154	117,463	132,619	114,803
Machinery and equipment	702,206	80,592	20,027	762,771	512,044	25,658	8,505	529,197	233,574	190,162
Vehicles	35,339	5,228	5,322	35,245	23,049	3,409	5,147	21,311	13,934	12,290
Office furniture and equipment
(including computers)	70,913	2,377	807	72,483	59,379	2,125	10,194	51,310	21,173	11,534
Payments on account of
machinery and equipment, net	49,329	(27,547)	-	21,782	-	-	-	-	21,782	49,329
Spare parts - not current, net	22,705		221	22,484	-	-	-	-	22,484	22,705

	1,109,239	82,084	26,476	1,164,847	708,416	34,865	24,000	719,281	445,566	400,823

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – FIXED ASSETS (continued):

b.	The item is net of investment grants in respect of investments in “approved enterprises” (see notes 7a).

c.	The Company’s real estate is partly owned and partly leased – to the extent of NIS 37.5 million, in respect of which lease fees of approximately NIS 25.8 million have been capitalized. The leasehold rights are for 49-57 year periods ending in the years 2008 to 2059, with options to extend for an additional 49 years.

d.	As of December 31, 2007 and 2006, the cost of fixed assets includes borrowing costs of NIS 1,007,000 capitalized to the cost of machinery and equipment.

e.	Depreciation expenses amounted to NIS 34,865,000, NIS 31,957,000 and NIS 31,604,000 , for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 4 – NOTES AND OTHER LONG-TERM LIABILITIES:

a.	Notes

The item represents two series of notes issued to institutional investors as follows:

	December 31
	2007		2006
	NIS in thousands
	Series II	Series I	Series II	Series I

Balance	182,052	14,098	206,627	20,522
Less - current maturities	30,342	7,049	29,518	6,841

	151,710	7,049	177,109	13,681

1)	Series I – May 1992

The balance of the notes as of December 31, 2007 is redeemable in two installments, due in June of each of the years 2008-2009, each installment amounting to 6.66% of the original par value of the notes, which is NIS 105,055,000, in December 2007 terms; the unpaid balance of the notes bears annual interest of 3.8%, payable annually each June. The notes – principal and interest – are linked to the Israeli known CPI (base CPI of February 1992).

2)	Series II – December 2003

The balance of the notes as of December 31, 2007 is redeemable in 6 equal, annual installments due in December of each of the years 2008-2013; the unpaid balance of the notes bears annual interest of 5.65%, payable annually each December. The notes –principal and interest – are linked to the Israeli known CPI (based CPI of November 2003).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – NOTES AND OTHER LONG-TERM LIABILITIES:

3)	As of December 31 2007 the balance of the notes represents in deduction of issuance costs amounts to NIS 625 thousands. As to the change from January 2006 in the presentation of deferred issuance costs – see note 1j above.

b.	Long-Term Loans

The section refers to two long-term loans that were received from banks, as detailed below:

	2007	2006
	NIS Thousands	NIS Thousands

Loan 1	11,591	14,319
Loan 2	21,920	24,404
Less - current maturities	5,384	5,208

	28,127	33,515

1)	Loan 1

In July 2006, the Company assumed a loan of NIS 15 million.The outstanding balance as at December 31, 2007, is scheduled for repayment in 17 quarterly installments through to January 2012, each in the sum of NIS 0.7 million.The outstanding balance of the loan carries a variable rate of interest, linked to the Prime lending rate.

2)	Loan 2

In July 2006, the Company assumed a loan of NIS 25 million.The outstanding balance as at December 31, 2007, is scheduled for repayment in 27 quarterly installments through to July 2014, each in the sum of NIS 1.0 million including principal and interest component on the outstanding balance of principal.The outstanding balance of the loan carries a variable rate of interest, linked to the Prime lending rate.

c.	Other liability

The capital note from an associated company is unlinked and interest free. No repayment date has been fixed, but the associated company does not intend to demand the repayment of the capital note before January 1, 2009.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require the Company and its subsidiaries to pay severance pay to employees dismissed or leaving their employment under certain circumstances, computed on the basis of the number of years of service, or a pension upon retirement.

To cover the liability for employee rights upon retirement, pursuant to labor agreements in force and based on salary components that, in management’s opinion, create entitlement to severance pay, deposits are made by the Company and its subsidiaries with various provident funds (including pension funds) or insurance policies for the benefit of the employees.

The severance pay and pension liability and the amounts funded as above are not reflected in the financial statements, as the pension and severance pay risks have been irrevocably transferred to the pension funds and the insurance companies, as allowed by the Severance Pay Law.

b.	The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited during the reported years with provident funds, pension funds and various insurance policies, are NIS 9,398,000, NIS 8,849,000 and NIS 8,710,000 in 2007, 2006, and 2005, respectively.

NOTE 6 – SHAREHOLDERS’ EQUITY:

a.	Share capital

Composed of ordinary registered shares of NIS 0.01 par value, as follows:

		December 31
		2007	2006
	Authorized	Issued and paid

Number of shares	20,000,000	5,060,774	4,032,723

Amount in NIS	200,000	50,608	40,327

The shares are traded on stock exchanges in Tel-Aviv and in the U.S. (“AMEX”). The quoted prices per share, as of December 31, 2007 are NIS 249.2 and $ 65.50 (NIS 251.91), respectively.

As part of the Company’s arrangement for the financing of the acquisition of the new machine for the manufacture of packaging paper in November 2007, the Company performed a private allotment of 1,012,585 ordinary shares of NIS 0.01 par value of the Company, which, as of the date of allotment, accounted for 20% of the issued share capital of the Company against an investment in the total sum of $213 million (hereinafter in this section: “the raised amount”). About 60% of the shares (607,551 shares) were allotted to the shareholders in the Company, Clal Industries and Investments and Discount Investments (hereinafter: “the special offerees”), in accordance with the pro-rata holdings in the Company, and 40% of the shares (405,034 shares) were offered by way of a tender to institutional entities and private entities. The price per share for institutional entities and private entities as determined in the tender was NIS 210. Accordingly, the price per share for Clal Industries and Investments and Discount Investments considering the amount of shares offered to Clal Industries and Investments and Discount Investments, was set at NIS 211.05 (the price per share in the tender plus a rate of 0.5%). The Company paid the distributors a rate of 1.2% of the total consideration received from institutional entities and private entities, that is, a sum of NIS 1,020,686.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

The share capital was increased as a result from this issuance in amounts of NIS 10 thousands and the capital surplus that divided from the issuance in deduction of cost issuance as mentioned above amounts of NIS 211,635 thousands.

b.	Employee stock option plans:

1)	The 2001 plan for senior officers in the Group

On April 2, 2001, the Company’s board of directors approved a stock option plan for senior officers in the Group (hereafter – the 2001 plan for senior officers). Under this plan, 194,300 options were allotted on July 5, 2001 without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The options are exercisable in four equal annual batches. The blocking period of the first batch is two years, commencing on the date of grant; the blocking period of the second batch is three years from the date of grant, and so forth. Each batch is exercisable within two years from the end of the blocking period.

The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the known CPI on April 2, 2001. The exercise price for each batch is determined as the lesser of the aforementioned exercise price or the average price of the Company’s shares as quoted on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange) during the thirty trading days preceding to the effective date of each batch, less 10%. The 2001 plan for senior officers expired during July 2007.

In 2007, 2006 and 2005, 35,425, 44,998 and 13,877 options, respectively, were exercised under the 2001 plan for senior officers, and 15,466, 24,303 and 4,307 shares of NIS 0.01, respectively, were issued following the exercise of the options, as above. 8,250 options expired in 2005 (from the first batch) and 10,225 options expired in 2006 (from the second batch). In 2006 12,225 option were cancelled from the third batch and 12,225 were cancelled from the forth batch.

This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company is allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts (with respect to the salary benefit embodied in these grants), then under Clarification No. 7 of the IASB (See note 1j), the Company credited the tax saving derived from the exercise of benefits by employees in the years 2005, 2006 and 2007 to capital surplus.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

2)	The 2001 employee plan

On August 29, 2001, the Company’s board of directors approved a stock option plan for employees in the Group, according to a specification (hereafter – the 2001 employee plan). Under this plan, up to 125,000 options will be allotted without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The blocking period of the options is two years from the date of grant. Each option is exercisable within three years from the end of the blocking period.

On November 4, 2001, 81,455 options were granted under the 2001 employee plan.

The exercise price of all the options granted as above was set at NIS 160.99, linked to the CPI, on the basis of the known CPI on August 29, 2001. This price represents the average price of the Company’s shares as quoted on the Tel-Aviv Stock Exchange during the thirty trading days prior to the date of the board of directors’ approval, less 10%. The 2001 employee Plan was expired during November 2006.

In 2006 and 2005 10,091 and 2,405 options, respectively, were exercised under the 2001 employee plan, and 6,215 and 1,224 shares of NIS 0.01, respectively, were issued following the exercise of options, as above. The last of the options that were granted and were not exercised, expired during 2006.

This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company is allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts (with respect to the salary benefit embodied in these grants), then under Clarification No. 7 of the IASB (See note 1j), the Company credited the tax saving derived from the exercise of benefits by employees in the years 2006 and 2005 to capital surplus.

3)	The 2008 plan for senior officers in the Group

With regard to the 2008 plan for senior officers in the group see note 15 – events subsequent balance sheet date.

NOTE 7 – TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter – the law)

Under the law, by virtue of the “approved enterprise” status granted to certain of their production facilities, certain subsidiaries were entitled to various tax benefits (mainly reduced tax rates) until 2003.

During the period of benefits – mainly 7 years commencing in the first year in which the companies earn taxable income from the approved enterprises, provided the maximum period to which it is restricted by law has not elapsed – reduced tax rates or exemption from tax apply, as follows:

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES ON INCOME (continued):

1)	Corporate tax rate of 25%, instead of the regular tax rate (see d. below).

2)	Tax exemption on income from certain approved enterprises in respect of which the companies have elected the “alternative benefits” (involving waiver of government guaranteed loans instead of the tax exemption); the length of the exemption period is 4 years, after which the income from these enterprises is taxable at the rate of 25% for 3 years.

The part of the taxable income, which is entitled to the tax benefits, is determined on the basis of the ratio of the turnover attributed to the “approved enterprise” to the total turnover of these companies, taking into account the ratio of the “approved enterprise” assets to total assets of these companies. The turnover that is attributed to the “approved enterprise” is generally computed on the basis of the ratio of the increase in turnover to the “basic” turnover stipulated in the instrument of approval.

The period of benefits in respect of the “approved enterprises” of these companies expired at the end of 2003.

The entitlement to the above benefits is conditional upon the companies’ fulfilling the conditions stipulated by the law, regulations published there under and the instruments of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of CPI linkage differences and interest.

b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries are taxed under this law.

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (Inflation Adjustments) (Amendment 20) (Limitation of Term of Validity) – 2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

c.	The Law for the Encouragement of Industry (Taxation), 1969

The Company and certain consolidated subsidiaries are “industrial companies” as defined by this law. These companies claimed depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

The Company also files consolidated tax returns with certain consolidated subsidiaries as permitted under this law.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES ON INCOME (continued):

d.	Tax rates applicable to income not derived from “approved enterprises”

The income of the Company and its Israeli subsidiaries (other than income from” approved enterprises”, see a. above) is taxed at the regular rate. Through to December 31, 2003, the corporate tax was 36%. In July 2004, an amendment No. 140, to the Income Tax Ordinance was published fixing, among others that corporate tax rate is gradually reduced from 36% to 30%. In August 2005, an additional amendment (No. 147) to the Income Tax Ordinance was published which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

As a result of the said changes in the tax rates, the Company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income in these years.

Capital gains (except for the real capital gain from the sale of marketable securities – to which the regular tax rates will apply) are taxed at a reduced tax rate of 25% on capital gains that arose after January 1, 2003, and at the regular corporate tax rate on income that arose until that date.

e.	Carryforward tax losses

Carryforward tax losses in subsidiary companies are NIS 24,334,000 and NIS 24,036,000 as of December 31, 2007 and 2006, respectively.

The Company examines on each balance sheet date the possibility of recording deferred taxes in respect of carryforward tax losses based on an assessment of all evidence, both positive and negative, regarding the likelihood of their being taxable income in the foreseeable future. Under the inflationary adjustments law, carryforward losses are linked to the Israeli CPI, and may be utilized indefinitely.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES ON INCOME (continued):

f.	Deferred income taxes

The composition of the deferred taxes at balance sheet dates, and the changes therein during the years 2007 and 2006, are as follows:

	In respect of balance sheet items
			Provisions for employee rights
	Depreciable fixed assets	Inventories	Severance pay	Vacation and recreation pay	Doubtful accounts	In respect of carryforward tax losses (see above)	Total
	N I S i n t h o u s a n d s

Balance at January 1, 2006	45,783	2,551	526	(4,079)	(5,962)	(5,797)	33,022
Changes in 2006 -
amounts carried to income	(4,170)	(1,404)	26	36	450	(693)	(5,755)

Balance at December 31, 2006	41,613	1,147	552	(4,043)	(5,512)	(6,490)	27,267
Changes in 2007 -
amounts carried to income	(1,098)	(875)	(721)	(42)	378	407	(1,951)

Balance at December 31, 2007	40,515	272	(169)	(4,085)	(5,134)	(6,083)	25,316

The deferred taxes are computed at the rate of 25%-27%.

Deferred taxes are presented in the balance sheets as follows:

	December 31
	2007	2006
	NIS in thousands

Among current assets	(9,116)	(7,856)
Among long-term asset balances	(6,083)	(6,490)
Among long-term liabilities	40,515	41,613

Balance - liability - net	25,316	27,267

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES ON INCOME (continued):

g.	Taxes on income included in the income statements:

1)	As follows:

	2007	2006	2005
	NIS in thousands

For the reported year:
Current	20,408	22,457	13,662
Previous years	850
Deferred, see f. above:
In respect of changes to tax rates,
see d. above	-	-	(4,166)
In respect of the reporting period	(1,951)	(5,755)	(3,505)

	19,307	16,702	5,991

Current taxes in 2007 were computed at an average tax rate of 29%, 2006 – 31% and 2005- 34%, see (2) below.

2)	Following is a reconciliation of the “theoretical” tax expense, assuming all income is taxed at the regular rate applicable to companies in Israel, as stated in d. above, and the actual tax expense:

	2007		2006		2005
	%	NIS in thousands	%	NIS in thousands	%	NIS in thousands

Income before taxes on income, as reported
in the statements of income	100	53,633	100.0	56,695	100.0	35,292

Theoretical tax on the above amount	29.0	15,554	31.0	17,575	34.0	11,999

Decrease in taxes resulting from computation
of deferred taxes at a rate which is
different from the theoretical rate	(1.6)	(859)	(2.1)	(1,196)	(0.9)	(324)
Decrease in taxes resulting from adjustment to
deferred tax balances due to changes
in tax rates, see d. above	-	-	-	-	(11.8)	(4,166)
Differences at equity and non financial assets definition for the purpose of tax	4.5	2,400	-	-	-	-
Previous years tax	1.6	850	-	-	-	-
Nondeductible expenses	0.3	170	-	-	-	-
Other - net	2.2	1,192	0.6	323	(4.3)	(1,518)

Taxes on income for the reported year	36.0	19,307	29.5	16,702	17.0	5,991

h.	Tax assessments

The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2005.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued):

NOTE 8 – LINKAGE TERMS OF MONETARY BALANCES:

a.	As follows:

	December 31, 2007			December 31, 2006
	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI	Unlinked	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI	Unlinked
	NIS in thousands			NIS in thousands

Assets:
Current assets:
Cash and cash equivalents	165,189	-	2,556	8,573	-	5,048
Receivables	12,720	439	258,882	59,849	244	243,049
Investments in associated companies - long-term
loans and capital notes	2,421	-	52,233	6,337	-	63,704

	180,330	439	313,671	74,759	244	311,801

Liabilities:
Current liabilities:
Short-term credit from banks	-	-	143,015	-	-	203,003
Accounts payables and accruals	10,363	-	185,281	8,422	-	191,551
Long-term liabilities (including current maturities):
Long -term loans	-	-	33,511			38,723
Notes	-	195,525	-	-	226,364
Other liability	-	-	32,770	-	-	32,770

	10,363	195,525	394,577	8,422	226,364	466,047

As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes – see note 12a.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – LINKAGE TERMS OF MONETARY BALANCES (continued):

b.	Data regarding the exchange rate and the Israeli CPI:

	Exchange rate of one dollar	CPI*
	NIS	Points

At end of year:
2007	3.846	191.2
2006	4.225	184.9
2005	4.603	185.0

Change in the year:
2007	(9.0)%	3.4%
2006	(8.2)%	-
2005	6.8%	2.4%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 9 – COMMITMENTS, CONTINGENT LIABILITIES:

a.	Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 2,902,000.

b.	On May 7, 2001, the Company’s board of directors resolved to carry out a plan, which was approved by the shareholders’ meeting, to remunerate the Company’s former chairman of the board of directors. According to the plan, remuneration will be granted, equal to the increase in the value of 50,000 shares of the Company in the period from May 7, 2001 (share price – NIS 194.37, linked to the terms of the plan) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the board of directors, until the end of seven years from said resolution or until the time of termination of duty in certain conditions, the earlier. Up to December 31 2006, all of the remuneration was exercised.

c.	In accordance with the Companies Law, 1999, the Company issued new letters of indemnity to its officers in 2004, pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company’s shareholders’ equity as per its latest financial statements published prior to the actual indemnification. The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – COMMITMENTS, CONTINGENT LIABILITIES: (continued)

d.	On May 13, 2007, the Company’s Audit Committee and Board of Directors approved an employment contract with the Company’s General Manager. The employment contract is not time-limited and consists of the following principal terms of employment: Monthly wages of NIS 95,000, linked to the Consumer Price Index (CPI) starting in 2007, an annual bonus equal to 6-9 monthly paychecks, to be determined at the discretion of the Company’s Board of Directors. Retirement conditions – In addition to the liberation of the funds accrued in the Managers’ Insurance, upon leaving his position, the general manager will receive a retirement bonus equal to his last monthly paycheck – prior to leaving his position – multiplied by the number of years during which he was employed by the Company (starting August 1998), including advanced notice of 6 months in the event of termination or resignation and additional auxiliary conditions. It has to be noted that the amounts transferred to managerial insurance policies in respect of severance pay, will include current completion on basis of last monthly salary for each year of work in the Group.

It should be noted that in proximity to the appointment of the General Manager, who entered his position in January 2005, a brief memorandum was drafted regarding the said employment, with terms similar to those mentioned above. This memorandum was not approved by the Company’s Board of Directors and the Company’s management, based on the opinion of legal counsel, is doubtful whether it is legally binding. The impact of the agreement will be expressed in the second quarter results and will amount to NIS 1.3 million (net, after taxes) on account of the retirement terms.

e.	The Company converted during October 2007 its energy-generation plant in Hadera to using natural gas, instead of fuel oil.

In this capacity, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy generation plants using cogeneration at the Hadera plant, when it will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial scope of the transaction totals $ 35 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

In this capacity the Company also contracted with Alstom Power Boiler Service gmbh, a manufacturer of equipment in the energy industry, in an agreement worth approximately € 1.74 million, for the purchase of the systems needed for the conversion and assistance with their installation at the plant in Hadera. Up to December 31, 2007 the remainder of the agreement was worth approximately € 0.6 million.

f.	In the beginning of 2008, the Company has engaged in a contract with the main equipment suppliers for the new manufacturing facility of packaging papers, for the total sum of €48.4 million. Some of the equipment will be supplied during 2008 and the rest will be supplied in the beginning of 2009.

g.	In the last quarter of 2007, the Company signed an agreement with a gas company for the transmission of gas for a period of 6 years with a two-year extension option. The total financial value of the transaction is NIS 13.8 million.

h.	In November 2006, the Environmental Protection Ministry announced that, even though the company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. Based on the opinion of its legal advisors, the Company anticipates that the investigation will not materially impact its operations.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES: (continued)

i.	On October 21, 2007, the tax authorities issued a demand for payment of a betterment levy in the amount of NIS 8 million in respect of change of land use, which is designed for the construction of a new production line for the manufacture of packaging papers.

The Company contested the amount of the levy through counter-assessment in the sum of NIS 400,000. In addition, it should be noted that as a result, these financial statements do not include a provision for said demand. When the levy is recognized in the financial statements, it will be included in the cost of the land and therefore will not have any effect on the operating results of the Company.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Receivables:

	December 31
	2007	2006
	NIS in thousands

1) Trade:
Open accounts	164,032	152,944
Checks collectible	14,739	15,106

	178,771	168,050

The item is:
Net of allowance for doubtful accounts	17,171	16,791

Includes associated companies	37,255	36,967

2) Other:
Employees and employee institutions	2,218	2,451
Associated companies - current debt	80,054	72,467
Prepaid expenses	2,719	3,732
Advances to suppliers	2,303	2,617
Deferred income taxes, see note 7f	9,116	7,856
Proceeds from sale of land in trustee's control (see note 10i)	-	51,936
Accounts Receivable	4,953	-
Sundry	3,746	5,625

	105,109	146,684

b.	Inventories:

For industrial activities:
Finished goods	19,824	16,998
Raw materials and supplies	7,630	7,884

	27,454	24,882
For commercial activities - purchased products	19,280	14,348

	46,734	39,230
Maintenance and spare parts *	22,873	22,879

	69,607	62,109

* Including inventories for the use of associated companies.

c.	Credit from banks:

	Weighted average Interest rate on December 31, 2007	December 31
		2007	2006
		NIS in thousands

Unlinked	5.3%	143,015	203,003

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Accounts payable and accruals – other:

	December 31
	2007	2006
	NIS in thousands

1) Trade:
Open accounts	104,301	91,932
Checks payable	4,108	4,341

	108,409	96,273

2) Other:
Payroll and related expenses	43,902	42,553
Institutions in respect of employees	22,057	15,775
Income tax authority	908	19,824
Customs and value added tax authorities	322	8,814
Accrued interest	1,679	2,104
Accrued expenses	17,697	14,100
Sundry	670	529

	87,235	103,699

Statements of income:

		2007	2006	2005
		NIS in thousands

e.	Sales - net (1):

	Industrial operations (2)	462,634	404,030	364,539
	Commercial operations	121,016	126,079	117,922

		583,650	530,109	482,461

	(1) Including sales to associated companies	159,627	149,173	115,262

	(2) Including sales to export	48,669	47,886	43,356

f.	Cost of sales:

Industrial operations:
Materials consumed	93,260	85,617	80,740
Payroll and related expenses	115,773	104,880	96,370
Depreciation	30,906	27,886	27,396
Other manufacturing costs	114,400	106,387	94,517
Decrease (increase) in inventory of
finished goods	(2,826)	(420)	(4,894)

	351,513	324,350	294,129
Commercial operations - cost of products sold	89,341	94,375	89,050

	440,854	418,725	383,179

Including purchases from associated
companies	31,220	39,900	37,747

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

		2007	2006	2005
		NIS in thousands

g.	Selling, marketing, administrative and general expenses:

	Selling and marketing:
	Payroll and related expenses	13,454	13,954	13,641
	Packaging, transport and shipping	9,712	9,243	7,866
	Commissions	1,869	2,121	2,699
	Depreciation	1,403	1,331	1,145
	Other	4,929	4,717	5,131

		31,367	31,366	30,482

	Administrative and general:
	Payroll and related expenses	45,527	43,407	39,727
	Office supplies, rent and maintenance	1,214	1,593	1,241
	Professional fees	1,789	1,167	991
	Depreciation	3,159	3,128	2,903
	Doubtful accounts and bad debts	738	(122)	840
	Other	9,997	7,022	4,201

		62,424	56,195	49,903
	L e s s - rent and participation from
	associated companies	26,364	26,678	24,441

		36,060	29,517	25,462

h.	Financial expenses - net*:

Expenses:
In respect of long-term loans	1,907	1,196	-
In respect of notes - including amortization of deferred
charges and net of related hedges	15,642	17,013	16,516
In respect of increase in value of operating monetary balance-net	2,227	4,771	-
In respect of short-term balances	10,430	11,590	3,559

	30,206	34,570	20,075

Income:
In respect of long-term loans	4,289	579	385
In respect of increase in value of operating monetary balances	-	-	3,294
In respect of short-term balances	6,359	2,880	3,906

	10,648	3,459	7,585

	(19,558)	(31,111)	(12,490)

** Including financial income (expenses) in respect
of loans to associated companies	2,655	2,280	3,401

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

i.	Other income

	2007	2006	2005
	NIS in thousands

Proceeds from sale of land	-	*40,641	3,260
Capital gain from sale of fixed assets	(2,150)	317	310
Gains (losses) from sale of the operation in Switzerland		(3,653)	874
Capital loss from sale of associated company	(28)	-	-

	(2,178)	37,305	4,444

*	On December 31, 2006, the Company sold a land estate. As a result of this sale, the Company recorded a capital gain in the amount of approximately NIS 28.5 million, net of tax, betterment levy, and expenses related to the sale. The proceeds of the sale, in the amount of NIS 43 million, were deposited on December 31, 2006 with a trustee in order to secure the liabilities of the Company. At the beginning of January 2007, the balance in the amount of approximately NIS 30 million was received, and in during the course of February this balance was transferred from the trustee to the Company.

NOTE 11 – NET INCOME PER SHARE

Following are data relating to the net income and the number of shares (including adjustments to such data) used for the purpose of computing the basic and fully diluted net income per ordinary share. (The data for the year 2005 are after retroactive application of the provisions of Accounting Standard No. 21 of the IASB, see note 1v):

	Net income Year ended December 31
	2007	2006	2005
	NIS in thousands

Net income for the period, as reported in the
income statements, used in computation of
basic net income per share	31,442	13,330	45,715

Total net income for the purpose of computing
diluted income per share	31,442	13,330	45,715

	Number of shares Year ended December 31
	2007	2006	2005

Weighted average number of shares used for
computing the basic income per share	4,132,728	4,025,181	3,999,867
Adjustment in respect of incremental shares of warrants	6,805	33,429	28,240

Weighted average number of shares used for
computing the diluted income per share	4,139,533	4,058,610	4,028,107

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Derivative financial instruments

The Company has limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts, to protect its expected cash flows in respect of existing assets and liabilities denominated in currencies other than the functional currency of the Company or that are linked to the CPI. As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote.

In December 2006 the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 100 million against increases in the CPI, following the termination of the 2005 transaction that was finalized.

In January 2007, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 120 million against increases in the CPI, following the termination of the 2005 transaction that was finalized.

In January 2008, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 90 million against increases in the CPI, following the termination of the aforementioned transaction.

In February 2008, the Company entered into additional forward transactions for a period of one year, in order to hedge an amount of NIS 50 million against increases in the CPI, following the termination of the aforementioned transaction.

b.	Credit risks

The Company and its subsidiaries’ cash and cash equivalents as of December 31, 2007 and 2006 are deposited mainly with major banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be remote.

Most of these companies’ sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

c.	Exchange rate risks

Approximately half of the Company’s sales are nominated in US dollars, while a substantial part of its expenditures and its liabilities are in NIS, and as a result, the Company has an exposure to the changes in the rate of exchange of the NIS against the US dollar. This exposure includes an economic exposure (resulting from the excess of receipts over payments, in foreign currency or linked to it) and reporting exposure (relating to the excess of dollar linked assets over liabilities).

The Company has trade receivables balances linked to the US dollar – see note 8(a).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

d.	Fair value of financial instruments

The following table specifies the carrying amount and fair value of financial instrument groups that are not presented in the financial statements at their value:

	Carrying Amount	Fair Value
	December 31, 2007 NIS in thousands

Financial Assets
Long term loans and capital note	51,956	50,590

Financial Liabilities
Notes - series 1*	14,098	14,336
Notes - series 2*	182,052	191,537
Other liability*	32,770	31,510

	228,920	237,383

*	The above carrying amounts are based on the computation of the present value of cash flows at interest rates applicable to similar characterized loans (in 2007 – 4%).

NOTE 13 – INTERESTED PARTIES – TRANSACTIONS AND BALANCES:

a.	Transactions:

1)	Income (expenses):

	2007	2006	2005
	NIS in thousands

Sales	57,050	47,803	46,396

Costs and expenses	(16,956)	(20,175)	(13,997)

Financial expenses	2,128	2,191	1,731

The amounts presented above represent transactions that the Company carried out in the ordinary course of business with interested parties (companies which are held by the Company’s principal shareholder), at terms and prices similar to those applicable to non-affiliated customers and suppliers.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – INTERESTED PARTIES – TRANSACTIONS AND BALANCES (continued):

2)	Benefits to interested parties:

	2007	2006	2005

Payroll to interested parties employed
by the Company - NIS in thousands	*2,643	*8,094	*5,181

Number of people to whom the benefits relate	1	2	2

Remuneration of directors who are not
employed by the Company -
NIS in thousands	601	504	485

Number of people to whom
the benefits relate	11	11	12

*	In 2007 because of the payroll of CEO. In 2006 includes the payroll of CEO and of the former Chairman of the Board of Directors and, in addition a payment to the former chairman of the Board of directors as a result of exercise of a bonus according to a remuneration plan. In 2005 including the CEO and the former Chairman of the Board of Directors. 2005 includes a special bonus to the Chairman of the Board of Directors, in a sum of NIS 800,000.

3)	During 2007, an interested party employed by the Company (the CEO) held 1,975 options under the 2001 plan for senior employees in the group (see note 6b(1)). As of December 31, 2007 all the options were exercised.

4)	As to the plan for the remuneration of the Company’s former chairman of the Board of Directors – see note 9b.

b.	Balances with interested parties:

	December 31
	2007	2006
	NIS in thousands

Accounts receivable - commercial operations*	20,710	18,825

Accounts payables and accruals	1,589	4,930

Notes	34,216	38,871

*	There were no significant changes in the balance during the year.

NOTE 14 – SEGMENT INFORMATION:

a.	Activities of the Company and its subsidiaries:

1)	Manufacturing and marketing of packaging paper, including collection and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw material.

2)	Marketing of office supplies and paper, mainly to institutions. Most of the sales are on the local (Israeli) market and most of the assets are located in Israel.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SEGMENT INFORMATION (continued):

b.	Business segment data:

	Paper and recycling			Marketing of office supplies			T o t a l
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	N I S i n t h o u s a n d s

Sales - net(1)	464,653	408,045	368,884	118,997	122,064	113,577	583,650	530,109	482,461

Income (loss) from ordinary operations	74,936	50,359	44,218	433	142	(880)	75,369	50,501	43,338
Financial expenses, net							19,558	31,111	12,490
Other income							(2,178)	37,305	4,444

Income before taxes on income							53,633	56,695	35,292
Taxes on income							19,307	16,702	5,991

Income from operations of the Company and its subsidiaries							34,326	39,993	29,301
Share in profits of associated companies - net							(2,884)	(26,663)	16,414

Net income							31,442	13,330	45,715

Segment assets (at end of year)	630,435	574,319	536,965	63,509	56,663	57,377	693,944	630,982	594,342
Unallocated corporate assets (at end of year) (2)							625,123	542,305	561,416

Consolidated total assets (at end of year)							1,319,067	1,173,287	1,155,758

Segment liabilities (at end of year)	79,116	69,923	57,754	29,293	26,350	32,758	108,409	96,273	90,512
Unallocated corporate liabilities (at end of year)							532,571	646,172	541,862

Consolidated total liabilities (at end of year)							640,980	742,445	632,374

Depreciation and amortization	33,267	30,137	29,795	1,596	1,820	1,809	34,863	31,957	31,604

Investments in fixed assets	80,431	51,380	70,014	1,653	1,727	1,066	82,084	53,107	71,080

(1)	Represents sales to external customers.

(2)	Including investments in associated companies.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued):

NOTE 15 – EVENTS SUBSEQUENT BALANCE SHEET DATE

On January 14, 2008, the Company’s Board of Directors approved, pursuant to approval by the Audit Committee, adoption of a compensation plan for senior employees of the Company and/or its subsidiaries and/or associated companies, whereby up to 285,750 stock options, each of which is exercisable into one ordinary share of the company of NIS 0.01 par value, would be allocated to senior employees and officers of the Group, including the Company CEO, which at the time of approval of said allocation comprised 5.65% of the Company’s issued share capital. The offerees in the said plan are not interested parties in the company, except for the CEO who is an interested party by virtue of his position. Pursuant to the conditions of the said option warrants, the offerees who will exercise the option warrants will not be allocated all of the shares derived there from, but only a quantity of shares that reflects the sum of the financial benefit that is inherent to the option warrants at the exercise date only. As at the reported date, the said option warrants have yet to be allocated.

The total expenditure that will be recorded by the Group companies on account of the granting of the said option warrants was estimated at NIS 27 million. The influence of the plan at the consolidated financial statements was estimated at NIS 22 million.

The option warrants are not registered for trade. The company has obtained approval from the stock exchange and from AMEX to register for trade the ordinary shares that shall be allocated to the offerees upon exercise of the option warrants.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Account Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company plans to adopt IFRS starting from January 1, 2008.

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 will also be drawn up in accordance with IFRS, and shall include comparative figures for the year.

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.

—	De-recognition of assets and liabilities if IFRS do not permit such recognition.

—	Classification of assets, liabilities and components of equity according to IFRS.

—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. As to the reliefs implemented by the Company, see section f. below.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008. Pursuant to the above, the Company’s management has made assumptions regarding the anticipated financial reporting regulations that are expected to be implemented when the first annual financial statements are prepared according to IFRS, for the year ended December 31, 2008.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional þclarifications. Consequently, the financial reporting standards that shall be applied to the represented periods, will be determined finally only upon preparation of the first financial statements according to IFRS, as at December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007 and December 31, 2007, the consolidated statement of income for the year ended on December 31, 2007, and the Company’s shareholders’ equity prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued):

NOTE 16 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

According to IFRS 1, the adoption of IFRS in the opening balance sheet as of the transition date will be done retrospectively.

a.	Reconciliation of balance sheets from Israeli GAAP to IFRS:

	December 31, 2007			January 1, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands

CURRENT ASSETS:
Cash and cash equivalents		167,745	-	167,745	13,621	-	13,621
Accounts receivables
Trade		178,771	(218)	178,553	168,050	(218)	167,832
Other receivable	e1	105,109	(9,116)	95,993	146,684	(7,856)	138,828
Inventories		69,607	-	69,607	62,109	-	62,109

		521,232	(9,334)	511,898	390,464	(8,074)	382,390

INVESTMENTS ONLONG TERM RECEIVABLES
Investments in associated
companies	e6	346,186	1,777	347,963	375,510	(402)	375,108
Deferred taxes	e1	6,083	14,539	20,622	6,490	12,233	18,723

Loan to related party		352,269	16,316	368,585	382,000	11,831	393,831

Fixed assets, net		445,566	(37,535)	408,031	400,823	(37,576)	363,247

Deferred expenses	e2	-	32,100	32,100	-	32,785	32,785

Total assets		1,319,067	1,547	1,320,614	1,173,287	(1,034)	1,172,253

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

		December 31, 2007			January 1, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands

CURRENT LIABILITIES:

Credit from banks and others		143,015	-	143,015	203,003	-	203,003
Current maturities to long-term
notes and long-term loans	e4	42,775	-	42,775	41,567	-	41,567
Trade payables		108,409		108,409	96,273	-	96,273
Other accounts payable	e3	87,235	(2,673)	84,562	103,699	(2,763)	100,936

		381,434	(2,673)	378,761	444,542	(2,763)	441,779

NON-CURRENT LIABILITIES:
Loans from banks and others		28,127	-	28,127	33,515	-	33,515
Notes	e4	158,134	-	158,134	190,005	-	190,005
Deferred taxes		40,515	-	40,515	41,613	-	41,613
Employee benefit liabilities	e3	-	8,435	8,435	-	8,326	8,326
Other liabilities		32,770	-	32,770	32,770	-	32,770

Total liabilities		259,546	8,435	267,981	297,903	8,326	306,229

SHAREHOLDERS EQUITY	f2	678,087	(4,215)	673,872	430,842	(6,597)	424,245

Total liabilities and shareholders
equity		1,319,067	1,547	1,320,614	1,173,287	(1,034)	1,172,253

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

b.	Reconciliation of profit and loss from Israeli GAAP to IFRS:

		January 1, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands (except per share data)

Sales		583,650	-	583,650
Cost of sales		440,854	527	441,381

Gross profit		142,796	(527)	142,269

Selling and marketing expenses		31,367	-	31,367
General and administrative expenses		36,060	317	36,377

Operating income (loss)		75,369	(844)	74,525

Financial income	e5	10,648	-	10,648
Financial expenses	e5	(30,206)	(1,560)	(31,766)

Gain (loss) after financial expenses, net		55,811	(2,404)	53,407
Other expenses		(2,178)	-	(2,178)

Income before taxes on income		53,633	(2,404)	51,229
Taxes on income (tax benefit)		19,307	(1,046)	18,261

Income after taxes on income		34,326	(1,358)	32,968

Equity in earnings (losses) of affiliates, net	e6	(2,884)	2,958	74

Net income		31,442	1,600	33,042

EARNINGS PER SHARE:
Primary		7.61	0.39	8.00

Full diluted		7.60	0.38	7.98

Number of shares used to compute the primary
earnings per share		4,132,728	4,132,728	4,132,728

Number of shares used to compute the fully diluted
earnings per share		4,139,533	4,139,533	4,139,533

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued):

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

D.	Equity reconciliation:

	Share Capital	Premium on shares	Retained Earnings	Capital surplus Share-based payment (in respect of options of employee options)	Capital surplus in respect of controlling shareholders	Capital surplus from translation differences	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

As at January 1, 2007
Israeli GAAP	125,257	90,060	221,452	2,414	-	(8,341)	430,842
Presentation of marketable securities at fair value
Adjustments of investment in associated companies
by the equity method	-	-	377	-	-	-	377
Classification of adjustments deriving from
translations of financial statements of foreign
operations	-	-	(8,341)	-	-	8,341	-
Employee benefits net of tax effects	-	-	(4,172)	-	-	-	(4,172)
Amortization of pre-paid expenses in respect of
lease of land	-	-	(1,868)	-	-	-	(1,868)
Capital surplus in respect of a capital note from
associated companies to interested party	-	-	(1,560)	-	781	-	(779)
Effect of classifying a doubtful debt provision as
specific after being classified as general	-	-	(155)	-	-	-	(155)
Other, net

Under IFRS rules	125,257	90,060	205,733	2,414	781	-	424,245

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

D.	Equity reconciliation (continued):

	Share Capital	Premium on shares	Retained Earnings	Capital surplus Share-based payment (in respect of options of employee options)	Capital surplus in respect of controlling shareholders	Capital surplus from translation differences	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

As at December 31, 2007
Israeli GAAP	125,267	301,695	252,894	3,397	-	(5,166)	678,087
Adjustments of investment in associated companies
by the equity method	-	-	3,334	-	-	-	3,334
Classification of adjustments deriving from
translations of financial statements of foreign
operations	-	-	(8,341)	-	-	8,341	-
Benefits to employees net of tax effects	-	-	(4,326)	-	-		(4,326)
Amortization of pre-paid expenses in respect of
lease of land	-	-	(1,508)	-	-	-	(1,508)
Capital surplus in respect of a capital note from
associated companies to interested party	-	-	(3,120)	-	1,564	-	(1,556)
Effect of classifying a doubtful debt provision as
specific after being classified as general	-	-	(159)	-	-	-	(159)

Under IFRS rules	125,267	301,695	238,774	3,397	1,564	3,175	673,872

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

E.	Additional information (1) (2)(3)

(1)	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current or non-current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 12, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 7,856,000 and NIS 9,116,000 which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007 and December 31, 2007, respectively.

(2)	Land leased from the Israel Land Administration

In accordance with generally accepted accounting principles in Israel, land leased from the Israel Land Administration, was classified as fixed assets and included in the amount of the capitalized leasing fees that were paid. The amount paid was not depreciated.

Pursuant to IAS 17, “Lease”, land lease arrangements, whereunder at the end of the leasing period, the land is not transferred to the lessor, are classified as operating lease arrangements. As a result, the Company’s lands in Hadera and Nahariya, which were leased from the Israel Land Administration and the Company’s land in Tel-Aviv, which was leased from the Tel-Aviv Municipality, and which do not constitute real estate for investment that is measured at fair value, shall be presented in the Company’s balance sheet as pre-paid expenses in respect of lease, and amortized over the remaining period of the lease.

Consequently, the pre-paid expense balance in respect of an operating lease increased by NIS 32,719,000 and by NIS 32,100,000 and the balance of fixed assets decreased by NIS 37,510 and by NIS 37,535. The change was partly carried to retained earnings in the sums of NIS 1,867,000 and NIS 1,508,000 and partly against deferred taxes in the sums of NIS 2,923,000 and NIS 3,927,000 on January 1, 2007 and on December 31, 2007, respectively.

(3)	Employee benefits

In accordance with generally accepted accounting principles in Israel, the company’s liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

E.	Additional information (3) (continued)

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the company’s liability.

Under IFRS, regular policies or directors’ insurance policies as aforesaid, which do not meet the definition of plan assets under IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the company’s financial statements and accordingly, no provision is necessary in the books. However, the Company is required to pay employees differences from entitlement to severance pay and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption.

In addition, net liabilities in respect of benefits to employees after retirement, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

The impact of the aforesaid on the balance sheet is an increase in liabilities in respect of net benefits to employees, as of January 1, 2007 and December 31, 2007, in the amount of NIS 5,563,000 and NIS 5,762,000, respectively, and an increase in deferred taxes as of January 1, 2007 and December 31, 2007, in the amounts of NIS 1,391,000 and NIS 1,436,000, respectively.

(4)	CPI-linked assets and liabilities

The Company has assets and liabilities that are linked to the Consumer Price Index (hereinafter – the CPI), which are not measured at fair value under the statement of income. The Company determines the effective interest rate in respect of these assets and liabilities as a real rate with the addition of linkage differences in line with actual changes in the CPI until the balance sheet date. This is also the approach used under generally accepted accounting principles in Israel.

As of the balance sheet date, the Company has CPI-linked financial liabilities in the total sum of NIS 196,150,000.

There is another interpretation of IFRS, under which the effective interest rate in respect of these assets and liabilities should include the anticipated inflation up to the relevant repayment dates (instead of accumulation of real interest plus linkage differences in line with changes in the CPI until the balance sheet date).

The vast majority of loans and long-term and medium-term financing arrangements in Israel are linked to the CPI. Therefore, the Israeli Institute for Accounting Standards has submitted a request to the International Financial Reporting Interpretation Committee (IFRIC) to clarify the applicable method in the measurement of the effective interest rate of such assets and liabilities under IFRS.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

E.	Additional information (4) (continued)

The Committee’s response in this matter and the implications thereof cannot be reliably predicted. If the Committee’s response indicates that the method used in Israel (and which was implemented in these financial statements/ as described in this note) is not appropriate in accordance with IFRS, the Company will have to change the method of measurement of these assets and liabilities and it may have to do so by way of restating its financial statements. Under the present circumstances, the Company is unable to reliably measure the potential impact on its financial statements in such a case.

(5)	Financial Revenues and Expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented under the statement of income in one amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the sum of NIS 31,766,000 and financing expenses in the sum of NIS 10,648,000 were presented in the statement of income for the year ended December 31, 2007.

(6)	Investment in Associated Companies

In the course of the second quarter, Carmel, an associated company, made a repurchase of its own shares, held by some of its minority shareholders.As a result of this repurchase, the Company’s holdings in Carmel rose from 26.25% to reach 36.21%.This increase in the holding rate led to a negative cost surplus of NIS 4,923,000 for the Company. According to Standard 20 (amended), this was allocated to non-monetary items and will be realized in accordance with the realization rate of these items.

During 2007, the Company included a sum of NIS 2,439,000 in earnings from associated companies, as a result of the realization of these items.According to the directives of IAS 28 regarding the equity method of accounting, the balance of the negative cost surplus in the amount of NIS 4,923 thousand will be allocated to the Company’s share in earnings of associated companies during 2007, thereby increasing the Company’s earnings for the year ended on December 31, 2007 by a sum of NIS 2,484,000.The Investments in Associated Companies item in the balance sheet will also grow by the said sum.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

F.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The following reliefs are those which the Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”):

1.	Share-Based Payment

The provisions of IFRS 2, which deals with share-based payments, have not been retroactively implemented with respect to equity instruments granted before November 7, 2002 and which have vested prior to the transition date.

2.	Translation Differences

The Company chose not to retroactively implement the provisions of IAS 21 regarding translation differences accumulated as of January 1, 2007, with respect to overseas operations. Consequently, the opening balance sheet does not include cumulative translation differences in respect of overseas operations.

AMERICAN ISRAELI PAPER MILLS LIMITED

Schedule

Details of Subsidiaries and Associated Companies
At December 31, 2007

Percentage of direct and indirect holding in shares conferring equity and voting rights
%

Main subsidiaries:
Amnir Recycling Industries Limited	100.00
Graffiti Office Supplies and Paper Marketing Ltd.	100.00
Attar Marketing Office Supplies Ltd.	100.00
American Israeli Paper Mills Paper Industry (1995) Ltd.	100.00

Main associated companies:
Hogla-Kimberly Ltd.	49.90
Subsidiaries of Hogla-Kimberly Ltd.:
Hogla-Kimberly Marketing Limited	49.90
Molett Marketing Limited	49.90
Shikma For Personal Comfort Ltd.	49.90
Turketim Mallari Sanayi ve Ticaret A.S (KCTR)	49.90
Mondi Business Paper Hadera Ltd.	49.90
Subsidiary of Mondi Business Paper Hadera Ltd.:
Mondi Business Paper Hadera Marketing Ltd.	49.90
Carmel Container Systems Limited	36.21
Frenkel C.D. Limited**	27.85

*	Not including dormant companies.

**	Frenkel C.D. Limited is partly held through Carmel Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 27.85%.

Enclosed please find the financial reports of the following associated companies:

–	Mondi Business Paper Hadera Ltd.

–	Hogla-Kimberly Ltd.

–	Carmel Containers Systems Ltd.

Exhibit 4

– FREE TRANSLATION FROM HEBREW –

Table of Contents

A: Description of the Corporation's Business

B: Report of the Board of Directors Regarding the Corporation's State

C: Financial Statements for December 31, 2007

D: Additional Details Regarding the Corporation

Part A

Description of the Corporation’s Business

Chapter A – Description of the Corporate’s General
Business Development

1.	Introduction

The Board of Directors of American Israeli Paper Mills Ltd. is honored to hereby present the description of the corporation’s business as of December 31, 2007 – a review of the corporate description and development of its business in 2007 (the “Reported Period”). The report was formulated in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

1.1	Legend

For convenience’ sake, in this periodic report the following abbreviations shall have the meaning noted next to them:

"Amnir" -	Amnir Recycling Industries Ltd.;

"Amnir Environment" -	Amnir Industries and Environmental Services Ltd.;

"Graffiti"	Graffiti Office Supplies & Paper Marketing Ltd.;

"DIC" -	Discount Investment Corporation Ltd.;

"The Stock Exchange" -	The Tel Aviv Stock Exchange Ltd.;

"The Company" or "AIPM" -	American Israeli Paper Mills Ltd.;

"The Group"	The Company, its subsidiaries and associated companies, as defined below;

"Subsidiaries" -	Companies directly and/or indirectly controlled by the Company[1]: Graffiti Office Supplies & Paper Marketing Ltd.; American Israeli Paper Mills Paper Industry (1995) Ltd.; Amnir Recycling Industries Ltd.; Attar Office Supplies Marketing Ltd.; and other inactive companies as set forth in section 2.5 below;

1 In this report, “Control” – as defined in Section 1 of the Securities Act.

"Associated Companies" -	Carmel Container Systems Ltd.; Hogla-Kimberly Ltd.; Mondi Paper Hadera Ltd.; Frenkel CD Ltd.; KCTR (Turkey) (formerly: Ovisan); and Cycle-Tec Recycling Technology Ltd.;

"Hogla Kimberly" -	Hogla-Kimberly Ltd.;

"The Companies Law" -	The Companies Law, 1999;

"The Securities Act" -	The Securities Act, 1968;

"Carmel" -	Carmel Container Systems Ltd.;

"CII" -	Clal Industries and Investments Ltd.;

"Mondi" -	Mondi Paper Hadera Ltd.;

"Report Date" -	December 31, 2007;

"AIPM Paper Industry" -	American Israeli Paper Mills Paper Industry (1995) Ltd.;

"Cycle-Tec" -	Cycle-Tec Recycling Technology Ltd.;

"Attar" -	Attar Office Supplies Marketing Ltd.;

"Frenkel" -	Frenkel - CD Ltd.;

"AMEX"-	American Stock Exchange;

"KCTR"-	Kimberly-Clark Tuketim Mallari Sanayi Ve Ticare A.S. (formerly: Ovisan).

1.2	The degree to which information included in this report is material, including description of the subsidiaries and associated companies and description of their business, is provided from the Company’s viewpoint, and in some cases the description has been elaborated to provide a comprehensive view of the topic described.

1.3	Holding stakes in shares of investee companies are rounded to the nearest percentage point, and are current in proximity to the date of this report, unless otherwise indicated. Holding stakes in shares of an investee company are calculated out of the total actual issued share capital of said investee company, not accounting for potential dilution due to exercise of options and other convertible securities issued by the investee company, unless otherwise indicated.

1.4	This part refers to both men and women - the use of the masculine form is for purposes of convenience only.

1.5	Part I of this report should be read along with its other parts, including the notes to the financial statements.

2.	Corporate operations and description of business development

2.1	The Company was incorporated in Israel as a private company in 1951. In 1959 the Company held its initial public offering of its securities, and Company shares have been listed since then for trading on the Stock Exchange and on AMEX. Current controlling shareholders in the Company are CII and DIC, which hold, as of immediately prior to the publication date of this report, 37.98% and 21.45% of the Company’s issued capital and voting rights, respectively.

To the best of the Company’s knowledge, CII and DIC have entered into a shareholders’ agreement with regard to their holdings in the Company, dated February 1980. The aforementioned shareholders’ agreement is valid for a 10-year term, and is automatically renewed for a further 10-year term, unless any party informs the counter-party of its intent to terminate the agreement, 6 months prior to term expiration. As of the Report Date, the aforementioned agreement is effective through February 2010. According to the shareholders’ agreement, CII and DIC shall cooperate in votes concerning appointment of directors to the Company’s Board of Directors, consisting of an equal number of directors to each party; should a material difference emerge in the parties’ holdings in the Company, the number of directors shall be determined by negotiation in order to provide appropriate representation to each party according to their pro rata holdings in the Company. The agreement further stipulates that Clal Industries and Discount Investment Corporation shall cooperate with regard to appointment of members to major committees of the Company’s Board of Directors and with regard to approval of dividend distribution. Furthermore, to the best of the Company’s knowledge, the aforementioned agreement also includes commitments by the parties thereto to provide first right of refusal to each other in case of a sale of shares by the other party (other than with regard to non-material sales on the Stock Exchange). For details regarding holders of 5% or more of the Company’s issued share capital or voting rights, see section 2.4 below.

2.2	The Company deals in the manufacture and sale of packaging paper, in the collection and recycling of paper waste and in the marketing of office supplies through its subsidiaries. The Company also holds several associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers and packaging for consumer goods.

2.3	The Company has two sectors of operation which are also reported as accounting sectors in its consolidated financial statements – the paper & recycling sector and the office supplies marketing sector. Group companies engaged in the paper & recycling sector are AIPM Paper Industry and Amnir (wholly-owned subsidiaries of the Company); group companies engaged in the office supplies marketing sector are Graffiti and Attar (wholly-owned subsidiaries of the Company). For details regarding these two operating sectors, see section 4 below. AIPM provides various services, including headquarter services, to some of its subsidiaries and associated companies; for details see section 3.1.1(A) below. Note that in addition to Company operations via its subsidiaries in the aforementioned operating sectors, the Company has investments in several associated companies: Carmel, Hogla Kimberly; Mondi; Frenkel, KCTR and Cycle-Tec. For details of associated companies’ operations, see section 22 below.

2.4	To the best of the Company’s knowledge, the following are details regarding holders of 5% or more of the Company’s issued share capital or voting rights, as of immediately prior to the publication date of this report:

Share holder name	Quantity and share of holdings of capital and of voting rights
	Number of shares	Rate (%)

Clal Industries and Investments Ltd.(1) (2)	1,921,861	37.98%

Discount Investment Corporation Ltd.	1,085,761	21.45%

Clal Insurance Holdings Ltd.(3)	223,495	4.42%

Public

Total	5,060,774	100%

(1)	CIIis a public company. As of the date of this report, IDB Development Co., Ltd. (hereinafter: “IDB Development”), a public company whose shares are listed for trade on the Stock Exchange, holds 60.52% of Clal Industries’ issued capital. To the best of the Company’s knowledge, Clal Insurance Business Holding Ltd. (hereinafter: “Clal Holdings”), a public company whose shares are listed for trade on the Stock Exchange, which is controlled, as of the Report Date, by IDB Development, holds 6.27% of Clal Industries’ issued capital. To the best of the Company’s knowledge, Clal Holdings is an interested party in Clal Industries, since it is controlled by IDB Development, the controlling shareholder of Clal Industries.

To the best of the Company’s knowledge, Epsilon holds 0.27% of CII’s issued capital. To the best of the Company’s knowledge, Epsilon is an interested party in Clal Industries, since it is a subsidiary of IDB Development, the controlling shareholder of Clal Industries.

To the best of the Company’s knowledge, IDB Holdings Co. Ltd. (hereinafter: “IDB Holdings”) is the controlling shareholder of IDB Development, as it holds 75.27% of the capital and 75.56% of the voting rights of IDB Development.

To the best of the Company’s knowledge, IDB Holdings is a public company whose shares are listed for trading on the Stock Exchange, and its controlling shareholders, as of the prospectus date, are:

(a)	Ganden Holdings Ltd. (Ganden Holdings”), a private company incorporated in Israel, which holds directly and via Ganden Investment IDB Ltd. (“Ganden”), a private company incorporated in Israel wholly owned by it (indirectly), 51.93% of the capital and voting rights of IDB Holdings, as follows: Ganden holds 37.73% of the capital and voting rights of IDB Holdings, and Ganden Holdings directly holds 7.15% of the capital and 7.16% of the voting rights of IDB Holdings. Note also that Shelly Bergman holds, via a wholly-owned private company incorporated in Israel, 4.23% of the capital and voting rights of IDB Holdings.

(b)	Manor Holdings B.A., Ltd. (Manor Holdings”), a private company incorporated in Israel, which holds directly and via Manor Investments – IDB Ltd. (“Manor”), its subsidiary, a private company incorporated in Israel, 12.31% of the capital and voting rights of IDB Holdings, as follows: Manor holds 10.39% of the capital and voting rights of IDB Holdings, and Manor Holdings directly holds 1.93% of the capital and voting rights of IDB Holdings.

(c)	Avraham Livnat Ltd., a private company incorporated in Israel, holds directly and via Avraham Livnat Investments (2002) Ltd. (“Livnat”), a wholly-owned private company incorporated in Israel, 12.33% of capital and voting rights of IDB Holdings, as follows: Livnat holds 10.34% of the capital and voting rights of IDB Holdings, and Avraham Livnat Ltd. directly holds 1.99% of capital and voting rights of IDB Holdings.

To the best of the Company’s knowledge, Ganden, Manor and Livnat jointly hold, by virtue of a shareholders’ agreement to which they are party with regard to their holdings and shared control of IDB Holdings, effective through May 2023 (the “IDB Shareholders’ Agreement”), 51.70% of the issued capital of IDB Holdings, as follows: [a] Ganden – 31.02%; [b] Manor – 10.34%; and [c] Livnat – 10.34%.

The IDB shareholders’ agreement includes, among other things, a pre-coordination agreement on uniform voting at shareholder meetings of IDB Holdings; exercise of voting power to achieve maximum representation of candidates supported by Ganden, Manor and Livnat on the IDB Holdings Board of Directors as well as representation on the boards of major subsidiaries; determination of persons holding office of Chairman of the Board and Vice Chairmen in IDB Holdings and its major subsidiaries; non-disclosure of all matters concerning the business of IDB Holdings and its investees; restrictions on transactions in shares of IDB Holdings which form part of the controlling stake; setting up a mechanism for right of first refusal, bring-along rights for the sale or transfer of IDB Holdings shares and Ganden’s right to require Manor and Livnat to sell, concurrently with the former, shares in the controlling stake to a third party, should certain circumstances occur; agreement by Ganden, Manor and Livnat, among themselves, to make their best efforts, subject to all legal provisions, to cause IDB Holdings to distribute to its shareholders, annually, at least one half of the distributable annual income; and for all investees of IDB Holdings to adopt a policy aimed at distributing to its shareholders, annually, as dividend, one half or more of the distributable annual income, provided that no significant damage is caused to cash flow or to plans approved and adopted from time to time by their boards of directors; the right of each of Ganden, Manor and Livnat to purchase surplus shares of IDB Holdings which are not part of the controlling stake, subject to the requirement to offer the other parties to the IDB Shareholders’Agreement to purchase a part thereof based on their pro rata holdings in IDB Holdings; a commitment by Ganden, Manor and Livnat to avoid any action or investment which may terminate or materially deteriorate terms of regulatory approvals or permits granted to Ganden, Manor and Livnat, to IDB Holdings or to its investee companies.

The aforementioned additional holdings in IDB Holdings, held by Ganden Holdings (14.2%), by Ganden (6.71%), by Manor Holdings (1.93%), by Manor (0.05%), by Avraham Livnat Ltd. (1.99%) and by Shelly Bergman, via its wholly-owned subsidiary (4.23%) – are excluded from the “controlling stake” as defined in the IDB shareholders’ agreement.

In addition, Manor holds 0.32% of IDB Development’s capital and voting rights, and Shelly Bergman holds, via its wholly-owned subsidiary, 0.56% of IDB Development’s capital and voting rights.

Furthermore, to the best of the Company’s knowledge, other companies held or controlled, directly or indirectly by IDB Holdings hold additional shares of IDB Holdings and/or IDB Development at very low rates, including via shared equity funds held in trust.

To the best of the Company’s knowledge, Ganden Holdings is a private company whose controlling shareholders are Nochi Dankner, who holds, directly and via a company controlled by him, 55.46% of the issued share capital and voting rights in Ganden Holdings, and Shelly Bergman, who holds 12.55% of the issued share capital and voting rights in Ganden Holdings; these controlling shareholders are deemed to jointly hold 68.01% of the issued share capital and voting rights in Ganden Holdings, inter alia, by virtue of a cooperation and pre-coordination agreement between them. Nochi Dankner’s control of Ganden Holdings is also based on an agreement signed or joined by all shareholders of Ganden Holdings, whereby Nochi Dankner was granted, inter alia, veto rights on Board of Directors and General Meetings of Ganden Holdings and its subsidiaries. Note also that Nochi Dankner serves as Chairman of the Board of Directors of IDB Holdings and of IDB Development, and as General Business Manager of IDB Holdings.

Hashkaa Mutzlachat Ltd. (“Hashkaa Mutzlachat”), a company wholly owned by Mr. Tzur Dabush, holds 1.69% of the issued capital and voting rights of Ganden Holdings; for the sake of caution and in view of Tzur Dabush’ commitment towards Nochi Dankner to vote all of the former’s shares in Ganden Holdings together with the latter, in accordance with the voting and instructions of Nochi Dankner, Hashkaa Mutzlachat and Tzur Dabush may, for as long as said commitment remains in force, be deemed to hold together with Nochi Dankner means of control over Ganden Holdings, and may therefore also be deemed to be controlling shareholders of Ganden Holdings.

Note that, as far as the Company has been informed, Avraham Fisher, Director in the Company, holds, directly and via a company controlled by his wife and himself, 9.02% of the share capital and voting rights in Ganden Holdings;

To the best of the Company’s knowledge, Manor is a company controlled by Itzhak Manor and his wife, Ruth Manor. Yitzhak Manor and Ruth Manor, along with their four children – Dori Manor, Tamar Manor Morel (member of the Company’s Board of Directors), Michal Topaz and Sharon Vishnia – hold all of Manor’s shares via two private companies – Manor Holdings and Euro Man Automotive Ltd. (“Euro Man”), as follows: Ruth and Yitzhak Manor hold all shares of Manor Holdings, which holds 60% of Manor’s shares; in addition, Ruth and Yitzhak Manor and their aforementioned children hold all shares of Euro Man, which holds 40% of Manor shares, as follows: Ruth Manor and Yitzhak Manor each hold 10% of Euro Man shares; Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia each hold 20% of Euro Man shares. Note also that Yitzhak Manor serves as Vice Chairman of the IDB Holdings Board of Directors and as member of the IDB Development Board of Directors; Dori Manor serves as member of the Boards of Directors of IDB Holdings and of IDB Development.

To the best of the Company’s knowledge, Avraham Livnat Ltd. is a company controlled by Avraham Livnat, which is wholly owned by Avraham Livnat and his three sons – Zeev Livnat, Zvi Livnat and Shai Livnat – as follows: Avraham Livnat holds 75% of voting rights in Avraham Livnat Ltd. and Zvi Livnat, Chairman of the Company’s Board of Directors, holds 25% of voting rights in Avraham Livnat Ltd.; Zeev Livnat, Zvi Livnat and Shai Livnat each hold 33.3% of the capital of Avraham Livnat Ltd. Note also that Zvi Livnat serves as member of the Board of Directors and Deputy CEO of IDB Holdings, and as Vice Chairman of the IDB Development Board of Directors; Shai Livnat serves as member of the Board of Directors of IDB Development.

(2)	To the best of the Company’s knowledge, CII and DIC have an agreement, effective through February 2010, relating to their holdings in the Company, whereby they would cooperate on votes regarding appointment of Company board members, appointment of representatives to major committees of the Company’s Board of Directors and to approval of dividend distribution. Furthermore, to the best of the Company’s knowledge, the aforementioned agreement also includes commitments by the parties thereto to provide first right of refusal to each other in case of a sale of shares by the other party. For further details with regard to this agreement, see section 2.1 below.

(3)	Clal Insurance Holdings Ltd. (hereinafter: Clal Holdings”), a public company whose shares are listed for trading on the Stock Exchange, which is controlled, as of the Report Date, by IDB Development Co. Ltd. (hereinafter: “IDB Development”). To the best of the Company’s knowledge, Clal Holdings is an interested party in the Company, since it is controlled by IDB Development, the controlling shareholder of Clal Industries.

2.5	The following diagram illustrates the Company's holdings in major Group companies:

American Israeli
Paper Mills
Paper Industry

(1995) Ltd.

Graffiti Office
Supplies &
Paper
Marketing
Ltd.

Amnir
Recycling
Industries
Ltd.

Frenkel- CD
Ltd.

Attar Marketing
Office Supplies
Ltd.

49.9%

49.9%

36.21%

100%

American Israeli Paper Mills Ltd.(1) (2)

100%

100%

Mondi
Business
Paper
Hadera Ltd.(3)

100%

27.85%

27.85%

KCTR

(Turkey)

Formerly -
Ovisan

100%

Cycle-Tec
Recycling
Technology Ltd.

30.18%

Carmel
Containers
System Ltd.(5)

Hogla-
Kimberly
Ltd.(4)

(1)	In February 2007, the Company sold its holding in TMM Integrated Recycling Industries Ltd. (43% of TMM’s issued share capital) and no longer owns any shares of TMM. For details of the aforementioned sale of holdings, see section 21.5 below.

(2)	In addition, the Company has the following holdings in inactive companies: Integrated Energy Ltd.; Hadera Paper – Development and Infrastructure Ltd.; AIPM Marketing (1992) Ltd.; Yavnir Trading Company Ltd.; Nir Oz Investment Company Ltd.; and Dafnir Packaging Systems Ltd.

(3)	Mondi has four wholly-owned subsidiaries: Mondi Business Paper HaderaMarketing Ltd.; Grafinir Paper Marketing Ltd.; Yavnir (1999) Ltd.; and Mitrani Paper Marketing 2000 (1998) Ltd.

(4)	In addition to KCTR, Hogla-Kimberly has two other wholly-owned subsidiaries: Hogla Kimberly Marketing Ltd. and Mollett Marketing Ltd.

(5)	Carmel has a wholly-owned subsidiary: Tri-Wall Containers (Israel) Ltd.

2.6	Below is information on Company holdings of subsidiaries and associated companies as of the Report Date:

Company Name	Sector of Operations	Presentation of the Company in the financial statements of Paper Mills	Representatives of Paper Mills on the Board of Directors	Holding share of capital and voting rights	Fully diluted holding rate of capital and voting
American Israeli Paper Mills Paper Industry	Paper and Recycling activity	Consolidated subsidiary	5 representatives out of 5 Board members	100	100
Amnir	Paper and Recycling activity	Consolidated subsidiary	4 representatives out of 4 Board members	100	100
Graffiti Consolidated (Including Attar)	Office Supplies Marketing	Consolidated subsidiary	5 representatives out of 5 Board members	100	100
Mondi	Associated	Associated	3 representatives out of 6 Board members	49.9	49.9
Hogla Kimberly	Associated	Associated	2 representatives out of 4 Board members	49.9	49.9
KCTR	Associated	Associated	3 representatives out of 5 Board members	49.9	49.9
Carmel	Associated	Associated	3 representatives out of 10 Board members	36.21	36.21
Cycle-Tec	Associated	Associated	2 representatives out of 7 Board members	30.18	30.18
Frenkel	Associated	Associated	3 representatives out of 8 Board members	27.85 of capital	27.85 of capital
				27.79 of voting rights	27.79 of voting rights

3.	Changes to the Corporation’s Business

3.1	Changes to Group structure

The current Group structure is the result of acquisitions, investments in various companies and business partnerships as described below:

3.1.1	Subsidiaries

3.1.1.1	American Israeli Paper Mills Paper Industry (1995) Ltd. – in 1995 the Company founded its wholly-owned subsidiary, AIPM Paper Industry, to engage in production and sale of packaging paper. In October 2007 the Company applied to the Income Tax Authority, requesting to spin-off operations of provision of production services, described below, which the Company provides to Group companies at the Company site in Hadera, to a new company named Hadera Paper – Development and Infrastructure Ltd. The aforementioned services include: engineering services, maintenance, supply of gas, electricity, steam, fuel and water as well as transportation, cleaning, security and catering services. The objective of this spin-off is to allow for higher efficiency of the aforementioned operations and to allow in the future, subject to business opportunities and to Company decisions on this issue, to consider introduction of strategic partners into AIPM Paper Industry operations. For information on this matter, see section 19 below.

3.1.1.2	Amnir Recycling Industries Ltd. – In 1969, the Company established Amnir, a wholly-owned subsidiary, engaged in paper waste collection.

3.1.1.3	Graffiti Office Supplies Marketing Ltd. – In 1993, the Company established Graffiti, a wholly-owned subsidiary, engaged in office supplies marketing.

3.1.1.4	Attar Marketing Office Supplies Ltd. – In 1996, Graffiti established a wholly-owned subsidiary, Attar, engaged in the office supplies activity.

3.1.2	Assoc Companies

3.1.2.1	Carmel Containers Systems Ltd. – In July 1992, the Company acquired 25% of the outstanding shares of Carmel, a leading company in the field of manufacturing and marketing paperboard packaging products for industry and agriculture. In Q2 of 2007, Carmel bought back its shares from Ampal Ltd. and from another shareholder, so that Company holdings of voting rights in Carmel grew from 26.25% (prior to the said share buy-back) to 36.21% (as of December 31, 2007). Remaining major shareholders of Carmel, as of the date of this report and to the best of the Company’s knowledge, are a third party which is not an interested party in the Company, Craft Group (foreign shareholders) which, to the best of the Company’s knowledge, holds 49.6% of the voting rights in Carmel. For more details on Carmel’s operations, see section 22.4 below.

3.1.2.2	Frenkel- C.D. Ltd. – In January 2006, a transaction was completed wherein C.D. Packaging Systems, Ltd. (at that time, 50% directly held by the Company and 50% by Carmel) acquired the operations of Frenkel & Sons, Ltd. in consideration of the allocation of 44.3% of the shares of the merged company, Frenkel – C.D. Ltd. Upon conclusion of the aforementioned transaction, and as of the date of this report, the Company directly holds 27.85% of the issued capital of Frenkel, the merged company. In addition, the Company indirectly holds 10.1% of Frenkel, via its holdings in Carmel, which holds 27.85% of Frenkel’s issued capital. To the best of the Company’s knowledge, the other shareholder of Frenkel is Frenkel & Sons Ltd., a third party which is not an interested party in the Company (who holds, as of the Report Date, 44.29% of Frenkel). Frenkel is engaged in design, production and marketing of consumer goods packaging. For more details on Frenkel’s operations, see section 22.4.1 below.

3.1.2.3	Hogla-Kimberly Ltd. – Hogla-Kimberly was incorporated in 1963 as a wholly-owned subsidiary of the Company, engaged in the consumer goods sector. In 1996, a foreign corporation, Kimberly Clark Corporation (hereinafter: “KC”), a third party which is not an interested party in the Company, acquired 49.9% of Hogla-Kimberly’s shares. On March 31, 2000, KC increased its holding in Hogla-Kimberly to 50.1% of the latter’s issued share capital. As a result, commencing in Q2 of 2000 Hogla-Kimberly Ltd. is no longer consolidated within the Company’s financial statements, and the Company’s share of the Hogla-Kimberly results (49.9%) is included in the company’s share of profits of associated companies. Hogla-Kimberly manufactures and markets a wide variety of home paper products, disposable diapers for babies, incontinence products, feminine hygiene products and other products for the kitchen and for cleaning. For more details on Hogla-Kimberly’s operations, see section 22.2 below.

3.1.2.4	Kimberly-Clark Tuketim Mallari Sanayi Ve Ticare A.S. (formerly: Ovisan) – In 1999, Hogla-Kimberly acquired the Turkish company Kimberly-Clark Tuketim Mallari Sanayi Ve Ticare A.S. (formerly: Ovisan), which produces and markets diapers, hygiene products and home paper products in Turkey. As of the Report Date, Hogla-Kimberly holds 100% of KCTR’s issued capital. For details of KCTR’s operations, see section 22.3 below.

3.1.2.5	Mondi Paper Hadera Ltd. – In February 2000, a transaction was completed between the Company and the Austrian company, Neusiedler AG, a third party which is not an interested party in the Company, whereby the latter acquired 50.1% of the Company’s operations in the stationary and printing paper sector, which was spun-off prior to the transaction and transferred to Mondi, which was established for this purpose (note that at that time, Mondi was named Neusiedler Paper Hadera Ltd.) Upon conclusion of the aforementioned transaction and as of the Report Date, the Company holds 49.9% of Mondi’s issued capital. For details of Mondi’s operations, see section 22.1 below.

3.1.2.6	TMM and Amnir Industries and Environmental Services Ltd. – In 1998 the Company transferred all paper waste collection operations from Amnir to Amnir Industries and Environmental Services Ltd. (hereinafter: “Amnir Environment”), a wholly-owned subsidiary. In July 1998, the Company entered into an agreement with Compagnie Generale d’Enterprises Automobiles (hereinafter: “CGEA”) to sell 51% of Amnir Environment shares. In March 2000, an agreement was signed by the Company and CGEA, on the one hand, and TMM Integrated Recycling Industries Ltd. (hereinafter: “TMM”) and its controlling shareholders, on the other hand, whereby the Company and CGEA, via a jointly held company – Bartholome Holdings Ltd. (hereinafter: “Bartholome”), acquired 62.5% of TMM’s share capital from its controlling shareholders. Furthermore, pursuant to said agreement, Amnir Environment and TMM were merged by way of allocation of 35.3% of the shares of the merged company to shareholders of Amnir Environment. In early 2007, the Company sold to CGEA all its holdings in Bartholome as well as the balance of its holdings in TMM, in conjunction with a complete tender offer. From that date, the Company is no longer a shareholder of TMM. For more details, see section 22.5 below.

3.1.2.7	Cycle-Tec Ltd. – In 1997 and 1998, Amnir acquired 20% and 10%, respectively, of the shares of Cycle-Tec, which is engaged in the development of a process for producing composite materials with a relative advantage of strength from paper waste (mainly newspapers) and recycled plastic. As of December 31, 2007, Amnir holds 30.18% of Cycle-Tec shares. The other shareholders of Cycle-Tec, as of the date of this report and to the best of the Company’s knowledge, are third parties which are not interested parties in the Company, and own shares in Cycle-Tec as follows: Private investors – 19.4%; founders and employees – 37.8%; and the startup nursery – 12.6%. Cycle-Tec’s operations are not material to the overall Group operations.

3.2	Significant changes in the management of the corporation’s business

In early 2005, Mr. Avi Brenner assumed the office of CEO of the Company. Avi Brenner succeeded Mr. Yaki Yerushalmi, who had served as Company CEO since 1990 and as Chairman of the Company’s Board of Directors since 1999. In April 2006, Mr. Zvi Livnat was appointed Chairman of the Company’s Board of Directors, following Mr. Yerushalmi’s retirement from his office as Company Board Chairman.

4.	Sectors of Operation

As mentioned above, the Company, via its subsidiaries, operates in two sectors, which are reported in its financial statements as accounting segments:

4.1	Paper and Recycling – Company operations in this sector include the manufacture and sale of packaging paper, used mainly as raw materials in the packaging industry (corrugators). This operating sector also includes the paper collection and recycling activities. Paper production is based mainly on recycled paper waste used as raw material. The majority of production consists of fluting paper (incorporated in corrugated board boxes as a wave between the outer and inner box walls). This paper is produced by AIPM Paper Industry out of recycled paper waste, collected by Amnir from various sources throughout Israel. Packaging paper is primarily intended for the corrugated board industry, for the manufacture of board containers used as product packaging. The corrugated board industry serves the following sectors: industry, agriculture and the food and beverage industry. In order to service the above-mentioned paper production operation, the Company manages a system of additional services for the industry, including engineering services, ongoing maintenance to maintain manufacturing continuity, steam and electricity generation, water supply, sewage treatment, etc. Other services are also provided, including: spare part warehouse, catering and employee transportation services, site security and cleaning. The aforementioned services are also provided to the Company’s associated companies on Company premises in Hadera, in exchange for cost reimbursement. With regard to the request to spin-off the above service providing operation to a wholly-owned subsidiary of the Company, see section 3.1.1.1 below.

In February 1989, AIPM was declared a monopoly in the manufacture and marketing of paper rolls and sheets by the Israel Antitrust Authority. In July 1998, the declaration was partially rescinded with regard to fine paper in rolls and sheets. The declaration has not been rescinded with regard to packaging paper in rolls and sheets – for further details see section 9.13.6 below.

4.2	Office supplies marketing – Company operations in this sector are carried out via Graffiti and Attar (wholly-owned subsidiaries of the Company), including marketing of office and paper supplies, primarily to the institutional and business markets, which include: government offices, banks, HMOs and other businesses. The rate of technological development of Israel’s business sector leads to increasing demand for technology-based products, including office automation, printers, hardware, software and consumables such as toners, inkjet cartridges, etc. Office supplies are often delivered along with management of the customer’s relevant purchasing budget, thus allowing Graffiti to assist in cost reduction for large enterprises. For further details on this operating sector, see section 10 below.

5.	Equity investments in the Company and transactions in its shares

5.1	The Company adopted two employee stock option plans in 2001 (a stock option plan for Group employees and a stock option plan for senior Group officers), whereby 275,755 options were granted to Group employees (at that time, assuming full exercise of all options into company stock, these comprised 6.58% of the Company’s issued share capital). As of the Report Date, all options granted in conjunction with the said plans have been exercised or have expired.

5.2	On January 2, 2005, Miki Dorsman, at that time an interested party in the Company, who on said date held 11.4% of Company shares, sold all his Company shares by means of an off-stock exchange transaction, at a price reflecting a market capitalization of NIS 895 million (Mr. Dorsman sold 455,150 shares at NIS 224 each).

5.3	In 2006, CII and DIC (interested parties in the corporation) purchased on the Stock Exchange, on several occasions, a further 106,780 and 60,324 shares in the company, respectively.

5.4	In November 2007, the Company allocated via private placement 1,012,585 ordinary shares of NIS 0.01 par value (hereinafter: “ordinary shares”) which on the allocation date comprised 20% of the Company’s issued share capital (hereinafter in this section: “the shares”) in exchange for total investment of NIS 213 million (hereinafter in this section: “the raised amount”). About 60% of the shares (607,551 shares) were allotted to the shareholders in the Company, Clal Industries and Investments and Discount Investments (hereinafter: “the special offerees”), in accordance with their pro-rata holdings in the Company, and 40% of the shares (405,034 shares) were offered by way of a tender to institutional entities and private entities (whose number did not exceed 35) (hereinafter in this section: “the ordinary offerees”). The share price for ordinary offerees, determined by auction, was NIS 210. Accordingly, the share price for special offerees, considering the number of shares offered to special offerees, was set at NIS 211.05 (the auction share price plus 0.5%). The Company paid the distributors a rate of 1.2% of the total consideration received from institutional entities and private entities, that is, a sum of NIS 1,020,686. The consideration received in respect of the allotment of the shares offered as aforesaid, shall be used for the partial financing of the acquisition of the new machine for the manufacture of packaging paper, as set forth in section 9.1.4.4 above.

5.5	On December 23, 2007, an agreement was signed (hereinafter in this section: “the agreement”) with Prisma Capital Markets Ltd. (hereinafter: “the market maker”) for making a market in Company shares. The market maker shall act as market maker in Company shares, under the terms set forth in the agreement and subject to the Stock Exchange bylaws and guidelines. The agreement is for a two-year term, and each party may terminate the agreement after the first anniversary of its effective date, subject to written 45-day advance notice. The Company has the right to extend the agreement for a further one-year term by written notice no later than 15 days prior to the end of the agreement term. In exchange for the market maker’s activity, the Company shall pay the market maker a monthly payment which is not material to the Company.

5.6	After the Report Date, on January 14, 2008, the Company’s Board of Directors approved, pursuant to approval by the Audit Committee, adoption of a compensation plan for senior employees of the Company and/or its subsidiaries and/or associated companies, whereby up to 285,750 share options, each of which is exercisable into one Company ordinary share of NIS 0.01 par value, would be allocated to senior employees and officers of the Group, including the Company CEO, which at the time of approval of said allocation comprised 5.65% of the Company’s issued share capital. For details of the aforementioned share option plan and allocation, see section 12.4.5.1 below.

5.7	Other than options whose granting was decided as set forth in section 5.6 above, as of the Report Date the Company’s capital includes no un-exercised options.

6.	Dividend Distribution

6.1	Dividends announced and distributed by the corporation over the past three years:

Below are details of dividend distributions by the Company in 2007, 2006 and 2005:

Date	Distribution amount	Distribution type (cash/other)	Allowed / by court approval
July 18, 2006	NIS 100.1 million (NIS 24.85 per share)	Cash	Allowed
January 10, 2006	NIS 50 million (NIS 12.494 per share)	Cash	Allowed
September 13, 2005	NIS 50.02 million (NIS 12.5 per share)	Cash	Allowed

6.2	External restrictions on capacity of the Corporation to distribute dividends and dividend distribution policy

6.2.1	Note that, as of the Report Date, the Company has yet to adopt a specific dividend distribution policy. Furthermore, as of the Report Date, the Company has yet to assume any restrictions on dividend distribution. It is noted that dividends from distributable profits from approved enterprises (alternative enterprises) are subject to extra taxes, as specified in the Law for the Encouragement of Capital Investments.

6.2.2	According to Company bylaws, the Board of Directors may, subject to provisions of the Companies Law on this issue, adopt a resolution with regard to dividend distribution.

Chapter B– Other Information

7.	Financial Information Regarding the Corporation’s Sectors of Operation

7.1	Below is data regarding financial information about the Company’s sectors of operation in 2007, 2006 and 2005:

Year ended December 31, 2007
NIS thousands	Paper & recycling sector	Office Supplies Marketing sector	Adjustments to consolidated**	Consolidated

1. Revenues*
a. External sector revenues	464,653	118,997	-	583,650
B. Revenues from other operating sectors	-	-	-	-
c. Total	464,653	118,997	-	583,650
2. Costs*
a. Costs which
constitute revenues
of another sector
of the corporation	-	-	-	-
B. Other Costs	389,717	118,564	-	508,281
c. Total	389,717	118,564	-	508,281
3. Operating Income	74,936	433	-	75,396
4. Total assets as of December 31, 2007	630,435	63,509	625,123	1,319,067

*	Reflects sales and costs associated with external entities.

**	Adjustments are primarily for general assets not assigned to a specific operating sector (such as investment in associated companies, cash etc.)

Year ended December 31, 2006
NIS thousands	Paper & recycling sector	Office Supplies Marketing sector	Adjustments to consolidated**	Consolidated

1. Revenues*
a. External sector revenues	408,045	122,064	-	530,109
B. Revenues from other operating sectors	-	-	-	-
c. Total	408,045	122,064	-	530,109
2. Costs*
a. Costs which
constitute revenues
of another sector of
the corporation	-	-	-	-
B. Other Costs	357,686	121,922	-	479,608
c. Total	357,686	121,922	-	479,608
3. Operating Income	50,359	142	-	50,501
4. Total assets as of December 31, 2006	574,319	56,663	542,305	1,173,287

*	Reflects sales and costs associated with external entities.

**	Adjustments are primarily for general assets not assigned to a specific operating sector (such as investment in associated companies, cash etc.)

Year ended December 31, 2005
NIS thousands	Paper & recycling sector	Office Supplies Marketing sector	Adjustments to consolidated**	Consolidated

1. Revenues*
a. External sector revenues	368,884	113,577	-	482,461
B. Revenues from other operating sectors	-	-	-	-
c. Total	368,884	113,577	-	482,461
2. Costs*
a. Costs which
constitute revenues
of another sector of
the corporation	-	-	-	-
B. Other Costs
c. Total	324,666	114,457	-	439,123
3. Operating Income	44,218	(880)	-	43,338
4. Total assets as of December 31, 2005	536,965	57,377	561,416	1,155,758

*	Reflects sales and costs associated with external entities.

**	Adjustments are primarily for general assets not assigned to a specific operating sector (such as investment in associated companies, cash etc.)

7.2	Developments over the past three years

Below are explanations of developments in data pertaining to financial information set forth in section 7.1 above:

7.2.1	The year 2007 saw continued growth of Israel’s economy (4.7% growth over 2006), with consistently high levels of demand for private consumption. Additionally, 2007 was characterized by a continued raise in the value of the NIS over the Dollar, at a rate of 9%, coupled with an additional rise of 8.2% in 2006.

Positive global trends in the paper industry, primarily in Europe due to reduced gap between demand and supply of paper, impact the Group’s companies active in Israel. In addition, the growth trend in developing markets, primarily in Asia, as reflected by relatively high growth rates, is creating high demand for pulp and paper waste, as well as for paper products. These demands cause a continued rise in the prices of inputs, mostly fibers and chemicals which and at the same time (since the end of 2006) we are seeing a considerable rise in paper prices both in white paper and in packaging paper. These trends allow the companies in the group to raise prices in most of the paper activities and paper products and compensate for the high input prices while improving profitability.

Energy prices (especially fuel), which in the first quarter of 2007 were at their lowest level in two years, changed course in the second quarter of 2007 and returned to the high price levels of 2006. The trend of increase in fuel prices which started in the second quarter of 2007 and aggravated in the second half of 2007, boosted fuel prices by 40% compared to fuel prices at the beginning of 2007. Furthermore, in 2007 electricity prices rose by an average of 13% over 2006. Due to the Company’s gradual transfer to the use of natural gas during Q4 of the year, in 2007 the Group cut NIS 12 million in energy costs. These savings are primarily due to the move to steam generation using gas during Q4 of 2007. For energy cost cuts by the Company due to conversion of the boiler system to gas, see section 8.11 below.

The above information with regard to Company estimates of trends in the paper industry, the rise in input prices and their impact on Company results is forward-looking information as defined in the Israeli Securities Act, and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the Report Date. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. The major factors which may impact them are global prices for raw materials, changes in global supply and demand of paper products, dependence on external factors, such as gas providers and flow of natural gas to Company premises at Hadera, developments and changes in regulation of the operating sector and/or occurrence of any of the risk factors set forth in section 9.16, 10.14 and 21 below.

7.2.2	The improvement in the results of operation in 2006 over 2005 in the paper and recycling sector originated primarily from the following factors: (a) Increased sale prices, required due to increased costs, especially the rise in energy prices (primarily fuel oil used to generate steam), which have risen an average of 22% in 2006 over 2005, following a 38% rise in energy prices in 2005 over 2004 (total cumulative rise in energy costs over 2005-2006 was 70%); (b) the recovery which started in 2006 in Europe’s paper industry, which led to increased import prices of packaging paper, allowed for a significant increase in sale prices over 2005 – though not yet fully compensating for cumulative increased costs; (c) continued improvement in efficiency of the paper and recycling sector also contributed to improved operating margin compared to 2005.

7.2.3	Improved operating results in 2006 over 2005 in the office supplies sector was reflected in an improved operating margin due to sales growth and continued efficiency improvement of the office supplies marketing sector.

7.2.4	In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards” (IFRS) (hereinafter: “Standard 29”). The standard stipulates that companies, which are subject to the Israeli Securities Law, 1968 and are required to report pursuant to regulations issued thereunder, shall draw up their financial statements under International Financial Reporting Standards (IFRS) as of reporting periods commencing on January 1, 2008. The implementation of IFRS includes numerous conceptual changes with respect to generally accepted accounting principles in Israel. According to Standard 29, the Company is required to include in a note to the financial statements as of December 31, 2007, a balance sheet as of January 1, 2007 and as of December 31, 2007, a statement of income for the year then ended and the Company’s total equity capital that have all been prepared based on the recognition, measurement and presentation criteria of IFRS. For more details on the move to IFRS, see Note 16 to the Company’s financial statements as of December 31, 2007.

8.	The General Environment and Impact of External Factors on the Company

8.1	In 2007, the growth trend in Israel’s economy continued, maintaining high levels of demand for private consumption, which led to higher demand for the Company’s products. The growth trend in 2007 was accompanied by continued appreciation in the Stock Exchange as well as volatility in the Dollar exchange rates against NIS and the Euro. The NIS was appreciated against the Dollar by 9.0% in 2007, compared to 8.2% appreciation in 2006 and a 6.8% devaluation in 2005. For details of impact of exchange rate fluctuations, see section 21.2.3 below. Inflation in 2007 amounted to 3.4%, compared to inflation of 0% and 2.4% in 2006 and 2005, respectively.

8.2	The rate of technological development in Israel’s business sector has lead to increased demand for technology-based products in the office supplies marketing sector which are marketed by Graffiti, including office automation, printers, hardware, software and consumables such as toners, inkjet cartridges, etc. Critical success factors in this operating sector are: high levels of service, supported by complex logistics and cost reduction due to improved procurement sources, mainly the shift to procurement from Asia Pacific.

8.3	Although the Second Lebanon War in the summer of 2006 led to a certain slowdown in economic activity during the war, the economy rapidly recovered and returned to the accelerated growth rate that existed before the war. Some of the Group’s production facilities were closed at times during the war, but this had no material impact on the Company.

8.4	The global trends in the paper sector – primarily in Europe – affect the Group companies that are active in Israel. The growth trend in developing markets, primarily in Asia, that is accompanied by high growth rates in Europe as well, is creating high demand for pulp and paper waste, as well as for paper products.

8.5	This demand is causing a continues rise in input prices, primarily those of fibers and chemicals, as well as (since late 2006) growth in paper prices.

8.6	These trends enabled Group companies to realize price hikes in most paper and paper products sectors, thereby compensating for the high input prices, while improving profitability.

8.7	Furthermore, Group results continued to be impacted by high energy costs (mostly fuel oil prices). Energy prices, which in Q1 of 2007 were at a two-year low, have reversed the trend in Q2 of 2007 and started to make their way back to the high price levels of 2006. The fuel price increase trend, which started in Q2 of 2007, accelerated in late 2007.

8.8	Fuel prices rose by a cumulative 59% in the years 2006 and 2007 compared to 2005 (a decrease of 6% in 2006 and a rise of 70% in 2007). Diesel oil prices rose by an average of 9% compared to 2006. In 2006, diesel oil prices increased by 18% compared to 2005.

8.9	As part of the Companies efforts aimed at reduction of production costs and further improvement in environmental protection, and along with the advancement in the installation of natural gas pipes in Israel, the Company continued in 2007 to convert its energy generation systems from fuel oil to natural gas. In Q4 of 2007, the Company completed conversion of the energy generation plant at Hadera from using fuel oil to using natural gas. Upon conversion to using natural gas instead of fuel oil, the Company adapted the work environment to the use of natural gas, including issues concerning the use of hazardous materials and work procedures.

8.10	Conversion of the energy generation plant at Hadera to using natural gas was delayed from the Company’s original forecast (whereby use of natural gas would commence in Q2 of 2007), due to delays in the completion of pipe installation at Company premises, which the relevant authorities require for delivery of natural gas.

8.11	The transition from fuel oil to gas will enable significant savings in fuel costs for the Group, in relation to the price of fuel oil that prevailed during Q3 of 2007, due to the significant differences between the current price of fuel oil and the price of gas, and according to Company may improve the Group’s competitiveness and profitability. The affect of the savings on the Company’s net profits will reach NIS 25 million per annum.

The above information with regard to Company estimates of trends in the paper industry and cost savings, the rising trend in paper and input prices, Company estimates with regard to energy cost savings due to conversion of the generation system to gas and their impact on Company results is forward-looking information as defined in the Israeli Securities Act, and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information currently available to the Company as of the Report Date. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. The major factors which may impact them are global prices for raw materials, changes to global supply and demand of paper products, dependence on external factors, such as gas providers and flow of natural gas to Company premises at Hadera, changes in fuel oil prices, developments and changes in regulation of the operating sector and/or occurrence of any of the risk factors set forth in sections 19.16, 10.14 and 21 below.

Chapter C – Business Description of the
Corporation by Activity

9.	Paper and Recycling Operating Activity

9.1	General information regarding the paper and recycling operating activity –

9.1.1	The Structure of the paper and recycling operating activity and changes thereto -

The paper and recycling operations focus primarily on the manufacture and sale of packaging paper, used as raw materials in the corrugated board industry as well as paper waste collection and recycling. Production and sales of packaging paper is conducted by the Company via its subsidiary, AIPM Paper Industry. Paper waste collection and recycling is primarily conducted via the subsidiary Amnir.

Packaging paper is intended, as mentioned, primarily for the corrugated cardboard industry, for the manufacture of cardboard containers used for product packaging. The corrugated cardboard industry serves the following sectors: Industry, agriculture and the food and beverage industry. Consequently, the macro-economic variable that has the greatest impact on the demand for packaging paper and the derived volume of waste collection is the level of economic activity in the market and the export volumes of these sectors.

The majority of production consists of fluting paper (incorporated in corrugated cardboard boxes as a wave between the outer and inner box walls). This paper is produced from recycled paper waste, collected from various sources throughout Israel.

Based on internal Company estimates, consumption of all kinds of paper in Israel averaged 1 million tons in recent years.

The average annual paper recycling in Israel in recent years amounted to 255 thousand tons. The paper recycling rate, out of the total paper consumption in Israel, was 25%. Accordingly, based on the aforementioned data there is apparent potential for growth in paper production in Israel as an alternative to paper importing, as well as potential growth in paper recycling due to the low recycling rate in Israel and potential growth in paper production in Israel. With regard to acquisition of the new machine and potential production increase using said machine, see section 9.1.4.4 below. Note that based on data from the Confederation Of European Paper Industries (CEPI), the average annual rate of paper recycling in recent years out of total paper consumption in Western Europe was 55% (compared to 25% in Israel).

As support for the aforementioned paper production operations, the Company manages a set of auxiliary services for Group company operations at the Hadera site (AIPM Paper Industry, Amnir and associated companies – Mondi and Hogla-Kimberly). These services include engineering services, current maintenance to maintain production continuity, self-generation of steam, electricity (some of which is self-generated and some of which is purchased from an external entity), water supply, sewage treatment etc. The Company also provides additional services, including: spare part warehouse, catering and employee transportation services, site security and cleaning. Note that these services are also provided to the Company’s associated companies on Company premises in Hadera, in exchange for cost reimbursement. For details regarding the Company’s application to spin-off the above service providing operation to a wholly-owned subsidiary of the Company, see section 3.1.1.1 below.

The collection activity of raw materials for paper production (paper and cardboard waste) is carried out by Amnir, which forms part of the activity. Amnir’s operations primarily include: paper and cardboard collection, information security (shredding services at customer premises or at Amnir premises) and production of paper products, which is not material for Amnir.

Since the supply of such raw materials is vital for production continuity, Amnir’s operations in collecting such waste constitute a crucial step in the packaging paper production process.

Amnir collects paper waste from various sources around Israel, and as of the Report Date it processes (sorting and compressing of paper waste) at its plants (in Hadera and Bnei Brak) an average 210,000 tons of paper waste annually (wood-free paper, wood-based paper and cardboard). About 60% of the paper waste dealt by Amnir is used for in-house production of packaging paper by AIPM Paper Industry, and 40% of it is sold as raw material to producers of tissue paper (Hogla-Kimberly (an associated company), Shaniv Paper Industry Ltd., Panda Paper Mills (1997) Ltd. and White Paper Jerusalem (2000) Ltd.). In addition to paper waste collection, Amnir also purchases paper waste from various collectors as needed.

9.1.2	Limitations, Legislation, Regulations and Special Constraints applicable to the paper and recycling operating activity -

Due to the nature of the Company’s activity, it is subject to a range of regulatory restrictions concerning environmental protection. For further details see section 9.13 below.

Furthermore, in February 1989 AIPM was declared a monopoly in production and marketing of paper in rolls and sheets by the Israel Antitrust Authority, by its authority pursuant to the Israeli Antitrust Act, 1988 (hereinafter: “the Antitrust Act”); in July 1998 this declaration was partially rescinded with regard to fine paper in rolls and sheets. The declaration has not been rescinded for packaging paper in rolls and sheets. For restrictions applicable to the Company pursuant to the Antitrust Act, see section 9.13.6 below.

9.1.3	Changes to volume of operations in the paper and recycling activity and its profitability -

The global paper industry is a historically a cyclical one, characterized by more profitable years which lead to investment in the paper industry and expanded production capacity. Therefore, in subsequent years there is excess supply, which causes a significant decline in profitability for several years, until supply and demand are once again balanced. As a result, and since this is a capital-intensive industry, the global paper industry typically exports its extra production at relatively low prices at “cost plus”(i.e. covering the variable cost plus a certain contribution toward fixed costs).

According to Company estimates, the packaging paper market in Israel grew in 2007, 2006 and 2005 by 5%, 5% and 3%, respectively, due to growth in agricultural and industrial output.

9.1.4	Developments in the paper and recycling activity and changes to its customer profile -

9.1.4.1	In recent years, the trend among customers has been toward the use of paper made from recycled fiber and away from using paper made of virgin fiber (purchased by customers from imports) in order to reduce their production costs. Consequently, the demand for company products, which are based on recycled fiber, has increased. The move to recycled paper was made possible by the technological improvement which allowed recycled paper to be used in production of paper with stronger qualities. Furthermore, in recent years awareness of environmental protection issues has grown, which may lead to growth in the paper recycling rate. For further details with regard to developments in the field of environmental protection, see section 9.13 below.

9.1.4.2	Following a decline in packaging paper prices in 2005, prices in Europe increased significantly in 2006 and 2007 (due to the sharp increase in prices of energy, production and inputs as well as to high demand as opposed to supply), leading to an increase in sales prices in Israel as well.

9.1.4.3	In 2007, supply of recycled packaging paper from Asia Pacific started reaching Israel. The volume of packaging paper orginating from Asia Pacific is low and is at market price, therefore at this stage it has no material impact on Group operations.

9.1.4.4	In recent years, the trend of market transition to thinner packaging paper which is reinforced with starch of higher quality and purity levels continues. This paper was developed overseas and is produced by modern machines built in recent years. The imported paper competes with the Company’s products. This trend requires a change in the range of paper produced by the Company, in order to allow it to face competition in this operating activity.

As part of the solution to this challenge, the Company’s Board of Directors approved, on November 19, 2006 and on October 15, 2007, installation of a new packaging paper production system, known as “Machine-8” (hereinafter: “the new machine” or “Machine-8”), which will enable the Company to meet growing demand in the local market, at a more competitive cost to the Company and with a higher paper quality compared to competing imports. The cost of installation of the entire system, as approved by the Board of Directors, including auxiliary investment in the paper waste collection system (which is used as raw material) is NIS 690 million. The Company estimates that the new machine will produce packaging paper out of paper and cardboard waste, and will have an annual output capacity of 230 thousand tons. The new machine will be installed at the Company’s facility in Hadera. The Company estimates that following installation of the new machine and its operation, expected in 2009, and retirement of one of the Company’s current production machines, the Company’s output capacity of packaging paper will grow from 160 thousand tons annually as of the Report Date, to 330 thousand tons annually. As at the date of the report, the Company had signed the essential agreements for the purchase of the main equipment of the new paper machine, and the Company is negotiating the signing of agreements with additional suppliers and contractors required for the new paper machine.

Information concerning the expected operation date of the new machine, advantages of the new machine and increase in expected production capacity of the Company is forward-looking information as defined in the Israeli Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the Report Date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including business opportunities available to the Company, changes in demand in markets in which the Company operates, global supply and cost of paper products, developments and changes to regulation of the operating activity and/or materialization of any of the risk factors set forth in section 9.16 and 21 below.

9.1.5	Critical success factors in the paper and recycling activity and changes therein -

Several critical success factors may be indicated for Company operations in the paper and recycling activity, which impact its operations:

9.1.5.1	The Condition of Israel’s Economy – Packaging paper is intended, as mentioned, primarily for the corrugated cardboard industry, for the manufacture of cardboard containers used as product packaging. The corrugated cardboard industry serves the following sectors: industry, agriculture and the food and beverage industry. As a result, extensive current economic activity has a positive material impact on demand for packaging paper and on the extent of associated paper waste collection.

9.1.5.2	Investment in Necessary Production Equipment – The machines used in paper production are very costly, both in terms of acquisition and maintenance cost.

9.1.5.3	Local Producer – In this operating activity, a local producer enjoys a significant advantage over imports, as the former is able to ensure constant supply of the product, at a relatively short lead time and at the size and quality required by customers, thereby saving them the need to maintain large inventories. The Company is the only packaging paper producer in Israel, and therefore enjoys an advantage in this operating activity.

9.1.5.4	Product Quality and Customer Service – High product quality, availability and quality customer service are important success factors in this operating activity. High level quality and service contribute to preservation of existing customers and to maintaining the number of customers.

9.1.5.5	Reputation – Due to the nature of this operating activity, reputation is a key success factor in this activity.

9.1.5.6	Landfill Levy – Starting in July 2007, pursuant to the Cleanliness Law as set forth in section 9.13.2 below, a landfill levy is charged to waste, ranging from NIS 10 per ton in 2007 up to NIS 50 per ton in 2011 and onwards. Enforcement of the Cleanliness Law may increase the volume of waste collected for recycling, and may reduce collection costs.

Information regarding increase in the paper wste collectionabove and waste collection cost reduction is forward-looking information as defined in the Israeli Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the Report Date. Company forecasts and estimates may not materialize, in whole or in part. Furthermore, actual results may differ from current forecasts and estimates, due to multiple factors, including developments and changes to regulation of the operating activity and/or materialization of any of the risk factors set forth in section 9.16 and 21 below.

9.1.6	Changes to suppliers and raw materials for the paper and recycling operating activity

The collection activity of raw materials for paper production (paper and board waste) is carried out by Amnir, which forms part of the activity of operations. Since the supply of such raw materials is vital for production continuity, Amnir’s operations in collecting such waste constitutes a crucial step in the process. Other than paper and cardboard waste collected by Amnir, another part of waste consumed by paper production machines is paper waste purchased by AIPM Paper Industry from producers of corrugated cardboard containers (waste created in the container production process by corrugator customers and sold to the Company).

Amnir collects paper waste from various sources throughout Israel. In 2007, 2006 and 2005, Amnir collected paper waste (wood-free paper, wood-based paper and board) amounting to 162,313 tons, 141,018 tons and 139,701 tons, respectively. Over the past two years, Amnir has processed an annual average of 210,000 tons of paper waste at its facilities (including paper waste purchased by Amnir from other waste suppliers). In recent years, waste purchased by Amnir from other waste suppliers amounted to 20%-30% of total waste processed by Amnir.

As mentioned, in addition to waste collection operations, Amnir also provides information security services (shredding services at customer premises or at Amnir premises). Information security and shredding services are provided by Amnir at customer premises using 5 custom trucks and stationary shredders. Amnir also operates a national shredding facility (for paper and magnetic media) at its facility in Hadera and also operates other external shredding facilities. The shredded paper is collected by Amnir as paper waste.

As part of its paper salvaging operations, Amnir produces and markets various paper and packaging products, which are not material to its operations.

In recent years, due to the utilization of the entire width of paper machines and improved machine efficiency and speed, the output of the packaging paper machines has increased. Due to growth in paper machine output, Amnir was required to expand its collection system and purchasing of raw materials. The expected increase in paper production capacity due to operation of the new packaging machine (Machine-8), as set forth in section 9.15 below, requires doubling, over the next few years, of the paper waste collection volume to be used as raw material in production of packaging paper. Accordingly, in 2007 Amnir started to increase the paper waste collection volume in preparation for increased paper waste volumes as a first step towards installation of the new packaging paper machine. As part of the said preparation, Amnir intends to take the following actions: intensify collection operations with existing customers and development of new collection sources; adaptation of Amnir’s organizational structure and re-organization in all operating areas, including marketing, logistics, facilities, maintenance, purchasing etc.; review of alternative site for Amnir’s Bnei Brak facility to receive and process the necessary additional volume; accumulation of paper waste inventory pending operation of the new machine; cooperation with local authorities on paper waste collection (including cooperation on paper waste collection from apartment buildings); custom collection from private customers, inter alia, by means of installation of collection containers; removal of cardboard from streets; and marketing projects to increase awareness of waste recycling.

In 2007, strong demand for newspaper and cardboard waste around the world (primarily in Asia) led to higher paper waste prices globally as well as in Israel.

Starting in July 2007, pursuant to the Cleanliness Law as set forth in section 9.13.2 below, a landfill levy is charged to waste, ranging from NIS 10 per ton in 2007 up to NIS 50 per ton in 2011 and onwards. Enforcement of the Cleanliness Law by collection of the aforementioned levy may improve the paper waste collection capacity.

Information regarding an increase in the Company’s production capacity and its paper waste collection capacity is forward-looking information as defined in the Israeli Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the Report Date. Company forecasts and estimates may not materialize, in whole or in part. Furthermore, actual results may differ from current forecasts and estimates, due to multiple factors, including business opportunities available to the Company, changes in markets in which the Company operates, global demand, supply and cost of paper products, developments and changes to regulation of the operating activity and/or materialization of any of the risk factors set forth in section 9.16 and 21 below.

9.1.7	Major barriers to entry and exit in the paper and recycling activity and changes therein -

9.1.7.1	There are several barriers to entry for any company into the field of paper production:

A.	Initial Capital – The paper industry is, by nature, capital intensive with heavy investment required in infrastructure and equipment (paper machinery, paper waste processing systems and associated infrastructure); therefore, entry into this operating activity requires significant initial capital. Furthermore, even following the initial capital outlay, this operating activity requires significant investment in equipment maintenance.

B.	Skilled Staff – Manufacturing of products in this activity requires professional, skilled staff. Any company starting out in this operating activity is required to recruit appropriate staff, and a Company wishing to operate in the activity may have difficulties in doing so.

C.	Prolonged Initial Market Penetration Periods – Penetrating into this operating activity requires a long time, mainly due to significant investments in installation of required equipment, staff training and the importance of reputation in this activity.

D.	Large Enterprises – Due to the nature of operations in this activity, including the extensive equipment and cost associated with its acquisition, there is no room in this field for small companies running limited operations. Such small companies face a challenge in facing the extensive costs required for operation in this activity.

E.	Local Producer – In this operating activity, a local producer enjoys a significant advantage over imports, as the former is able to ensure constant supply of the product, at a relatively short lead time and at the size and quality required by customers, thereby saving them the need to maintain large inventories. The Company is the sole producer of packaging paper in Israel. In most countries, the majority of production is sold to the local market and only the excess, if any, is exported at competitive prices.

F.	Few Customers – This operating activity typically has a limited number of customers. This fact, along with the competitive environment of this operating activity, makes it difficult for companies to penetrate, because customers are hard to engage as they often have long-term relationships with paper producers and/or importers.

9.1.7.2	Note that the waste collection area has no material barriers to entry, since no material capital investment or special licenses are required, and time to penetrate the market is short. Furthermore, small players can operate in this area.

9.1.8	Structure of competition in the paper and recycling operating activity and changes thereto -

The Company, via its subsidiary AIPM Paper Industry, is the sole producer of packaging paper in Israel, and competes with self-imports by its customers. For the Company’s major competitors from whom competing products are imported, see section 9.7 above.

In the field of paper waste collection, competition is primarily from two companies – KMM Recycling Facilities Ltd. and Tal-El Collection and Recycling Ltd. – which, to the best of the Company’s knowledge, have recently intensified their activities. In addition, there are small collectors of paper waste. For more details on competition for paper waste collection, see section 9.7 below.

9.2	Products and services in the paper and recycling operating activity –

9.2.1	Major products and services –

9.2.1.1	Packaging Paper – The Company’s major operations in this activity are production and sale of packaging paper, mainly from recycled fiber (paper waste collected for recycling), which is part of the raw materials used in production of board containers by the local corrugated cardboard industry in Israel, via its subsidiary, AIPM Paper Industry. In order to service the above-mentioned paper production operation, the Company manages a system of additional services for industry, including engineering services, ongoing maintenance to maintain manufacturing continuity, steam and electricity generation, water supply, sewage treatment, etc. The Company also provides additional services, including: spare part warehouse, catering and employee transportation services, site security and cleaning. The aforementioned services are also provided to the Company’s associated companies on Company premises in Hadera, in exchange for cost reimbursement. For details regarding the Company’s application to spin-off the above service providing operation to a wholly-owned subsidiary of the Company, see section 3.1.1.1 below.

9.2.1.2	Paper Waste Collection – The Company, via its subsidiary Amnir, is engaged in providing paper waste collection services to be used as raw material, mainly to the Company’s packaging paper production facility, as described above (as of the Report Date, 60% of waste collected by Amnir is used for production of packaging paper by AIPM Paper Industry). The remaining waste collected by Amnir (an annual average of 40% of total waste collected, as of the date of this report) is sold as raw material to producers of tissue paper (Hogla-Kimberly – an associated company, Shaniv, Panda and Jerusalem Paper). In addition to paper waste collection, Amnir also purchases paper waste from various collectors as needed. Amnir sorts and compresses the paper waste collected by it at its facilities, as described in section 9.9.2 below. Amnir also provides information security services (shredding services), with the shredded waste used as raw material for its operations. Furthermore, Amnir produces paper products which, as of the date of this report, is not material for the operating activity. Note that, to the best of the Company’s knowledge and based on its internal estimates, Amnir has a 65% share of the paper waste collection market in Israel (excluding waste purchased from other collectors, as set forth in section 9.1.6 above).

9.2.1.3	Plastics – Production of recycled raw material for the plastics industry at the Company’s facility in Hadera. The Company recycles plastic waste from agricultural and industrial use, turning it into raw material for the plastics industry (mostly pipes for construction). Company revenues from this activity in 2007, 2006 and 2005 were less than 5% of total Company sales, hence they are not material to the Company.

9.2.2	Material changes expected in the corporation's share and product mix -

The Company’s Board of Directors approved, on November 19, 2006 and on October 15, 2007, installation of a new packaging paper production system (Machine-8); for details of the new machine, including Company estimates of its production capacity, see section 9.15 above.

9.3	Distribution of revenues and profitability of products and services in the packaging paper and recycling operating activity –

The following data shows distribution of revenues and profitability of products and services in 2007, 2006 and 2005:

NIS Millions	2007		2006		2005
	Revenues	Share of the Company's revenues	Revenues	Share of the Company's revenues	Revenues	Share of the Company's revenues

Sales of packaging paper	329.5	56%	280.2	53%	259.5	54%
Sales of paper waste to others	64.2	11%	63.6	12%	51.3	11%

	2007		2006		2005
	NIS millions	In %	NIS millions	In %	NIS millions	In %

Gross profit of paper and recycling activity	109.9	24%	78.7	19%	69.8	19%

9.4	Customers of the paper and recycling operating activity –

9.4.1	Packaging paper –

Recycled packaging paper is primarily sold to 5 customers in Israel, who produce corrugated cardboard and cardboard containers made from it (corrugators): Carmel (associated company); Cargal Ltd.[2]; YMA 1990 Packaging Product Manufacturing Ltd.; Best Carton Ltd.; and Orda-Print Industry Ltd. (hereinafter in this section: “the customers”). The Company has no long-term agreements with the aforementioned customers. To the best of the Company’s knowledge, the same applies to agreements between these customers and the Company’s competitors. Contracting with each customer refers to an annual volume of packaging paper to be delivered to the customer, with the being price set in advance every quarter.

2 As of the Report Date, CII holds approximately 27% of Cargal Ltd.‘s share capital.

Due to the industry structure (one local producer and a limited number of customers), the activity is dependent on each of the aforementioned customers, and termination of the contract with any one of them may have a material negative impact on the Company’s results. The aforementioned customers are long-standing customers of the Group, and have been in business with the Company for many years; in fact, the Group successfully maintains contracts with the customers over years by ensuring ongoing delivery and service with a short lead time, which allows it to enjoy the benefit of a local supplier.

In addition, AIPM Paper Industry exports packaging paper to various customers overseas (mostly in Turkey, Greece and Egypt). In 2007, 2006 and 2005, revenues from packaging paper sales to overseas customers amounted to NIS 47 million, NIS 48 million and NIS 43 million, respectively, accounting for 8%, 9% and 9% of total sales in the respective years.

9.4.2	Paper Waste –

About 60% of the paper waste collected by Amnir is used for in-house production of packaging paper by AIPM Paper Industry, and 40% of it is sold as raw material to producers of tissue paper (Hogla-Kimberly (an associated company), Shaniv Paper Industry Ltd., Panda Paper Mills (1997) Ltd. and White Paper Jerusalem (2000) Ltd.). Amnir has no dependence on any individual customer, nor has it any long-term agreements with said customers. Agreements are contracted for 1-year terms, specifying the quantity to be supplied to each customer as well as the price. Most of the customers are long-standing customers of the Group.

9.4.3	Customer Attributes –

In the paper and recycling activity the Company has a single customer, Carmel (which is an associated company), revenues from which exceed 10% of total Company revenues. Share of revenues from this customer in the years 2007, 2006, 2005 from the Company’s revenues consists of 15%, 14% and 15% respectively from the Company’s total revenues in those periods. For further details with regard to Carmel, see section 22.4 below.

Distribution of major activity of operation sales by customer attributes:

Revenues In NIS Millions	2007	2006	2005

Local clients	346	296	268
Export customers	47	48	43

9.5	Marketing and distribution in the paper and recycling activity –

Marketing and distribution are conducted directly by company employees opposite the customers.

Shipping to customers is mostly via external shipping companies. Marine shipping companies are engaged for exports. The Company has no exclusive agreements with any of the aforementioned shipping companies. The Company also has no dependency on any of these shipping companies.

9.6	Order backlog for the paper and recycling activity –

Product delivery volumes are based on an overall annual forecast, determined and coordinated between the Company and its customers. Ongoing supply is converted into orders, based on a few days in advance or even less, so the Company has no order backlog.

The packaging paper manufacturing plant operates according to a flexible production plan which allows delivery of a customer order within 24-48 hours, at the quality specified in the specifications.

9.7	Competition in the paper and recycling activity -

As mentioned, AIPM Paper Industry is the sole producer in Israel of packaging paper, hence the competition in the packaging paper business is against imports, made directly by customers without any barriers.

Imports into Israel include all paper types produced in Israel at different paper qualities, depending on the supplier’s production machinery.

To the best of the Company’s knowledge, its major competitors are the following foreign vendors: Varel – Germany, Emin Leidlier – France, Saica – Spain, Hamburger – Austria, SCA – Italy, Otor – France and Nine Dragons – China.

As mentioned, the Group competes in this operating activity by ensuring ongoing delivery and service with a short lead time, which affords it the benefits of a local supplier.

The Company estimates, based on its internal estimates, that its market share as of the Report Date in sales of packaging paper used as raw material for the corrugating industry in Israel to be 35%.

In collection of paper waste there are two major competitors operating throughout Israel – KMM Recycling Facilities Ltd. and Tal-El Collection and Recycling Ltd. In addition, there are many competitors with small a market share who mainly operate in a limited geographical areas.

The Company estimates, based on its internal estimates, that its market share as of the Report Date in collection of paper waste (excluding purchasing of waste from other collectors, as set forth in section 9.1.6 above) out of the total paper waste collected in Israel to be 65%.

9.8	Production capacity in the paper and recycling activity -

9.8.1	Packaging Paper –

The Company’s packaging paper plant in Hadera includes two paper machines with a total annual production capacity of 160,000 tons, producing packaging paper (fluting, test liner and white liner) used as raw material by corrugators. These machines operate at close to full capacity, hence the production capacity is almost fully utilized.

The paper machines operate 24 hours a day, in 3 shifts (except for planned maintenance stoppages).

As mentioned in section 9.1.4.4 above, the Company’s Board of Directors approved an investment in a project to install the Machine-8 on site at Hadera, with an annual production capacity of some 230,000 tons. By the Company’s estimate, with the start of operation of the new machine, planned for 2009, and along with the parallel decommissioning of an existing machine of the Company, the Company’s annual production capacity for packaging paper will increase from 160,000 tons at present, to approximately 330,000 tons. For more details, see section 9.15 below.

Information concerning the expected operation date of the new machine, advantages of the new machine and increase in expected production capacity of the Company is forward-looking information as defines in the Israeli Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the Report Date.

The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including business opportunities available to the Company, changes in demand in markets in which the Company operates, global supply and cost of paper products, developments and changes to regulation of the operating activity and/or materialization of any of the risk factors set forth in section 9.16 and 21 below.

Below are machine production data (in thousands of tons) for 2007, 2006 and 2005:

	2007	2006	2005
Machine 1	62	59	56
Machine 2	99	95	97
Total	161	154	153

9.8.2	Paper Waste Collection –

Below are data with regard to sorting and compressing output (in thousands of tons) of collected raw material, primarily paper and board waste, compared to potential output capacity in 2007, 2006 and 2005:

		Actual output
	Potential output capacity (As of the Report Date)	2007	2006	2005
Bnei-Brak	180	128	125	128
Hadera	105	83	78	64
Total	285	211	203	192

9.9	Fixed assets, plant and equipment of paper and recycling operating activity

9.9.1	Packaging paper

9.9.1.1	Packaging paper machines – The Hadera site has 2 packaging paper machines in operation at close to full capacity, of about 160,000 tons annually. In order to expand packaging paper production capacity (and improve its quality), which is currently insufficient to meet all the needs of the domestic market, and in view of Company estimates that demand for packaging paper produced from recycled fibers should grow significantly over the coming years, the Company’s Board of Directors approved, on November 19, 2006 and on October 15, 2007, the installation of a new packaging paper production system (Machine-8); for further details see section 9.1.4(D) above. Concurrently with the investment in the new machine, the Company will invest (in conjunction with the aforementioned investment) in the expansion of the paper waste collection system to be used as raw material for the new machine. For optional action to expand paper waste collection, see section 9.1.6 above.

9.9.1.2	Energy center – As an auxiliary means of production, the Company site in Hadera includes an energy center, providing steam used in the paper production process and about half of the electricity consumed by paper machines operating on site. The energy center includes boilers for steam production, a steam turbine for electricity generation (providing on average 13 megawatt-hour, with maximum generation capacity of 18 megawatt-hour), as well as cooling water systems, compressed air systems, water distilling systems, a cold water system and a control room for control of the entire process. During periodic maintenance of the aforementioned steam turbine in October 2007, a malfunction was discovered. As of the Report Date, due to this malfunction only up to 7 megawatt-hour is generated by an alternative turbine, and the malfunction is under repair. The Company estimates the impact of said malfunction not to be material, since the Company estimates, based on a letter received by the Company from its insurance company in March 2008, that the majority of the loss would be covered by the insurance company.

9.9.1.2.1	Transition to Natural Gas – In Q4 of 2007, the Company completed transition of the energy system at its Hadera facility from using fuel oil to using natural gas. The use of natural gas should significantly lower the cost of fuel, while also improving the amount of emissions into the atmosphere. The Company has invested NIS 30 million in infrastructure installation and conversion of existing equipment to use natural gas instead of fuel oil. The Company estimates that the transition to natural gas should yield, upon completion, further improvement of air quality and annual savings which would improve net profit by NIS 25 million per full year of operation. Pursuant to the Company’s agreement with Yam Tethys, as set forth in section 9.14.1 below, natural gas will be supplied by the Yam Tethys partnership through mid-2011. Upon conversion to using natural gas instead of fuel oil, the Company adapted its work environment to the use of natural gas, including issues concerning use of hazardous materials and work procedures.

The above information with regard to impact on the Company of the conversion to natural gas, including references to cost savings and improvement of emissions into the air due to use of Company machines, is forward-looking information as defined by the Israeli Securities Act, which is based on Company estimates as of the Report Date. These estimates may not materialize, in whole or in part, or may materialize differently due to, inter alia, changes in cost of using natural gas, dependence on external factors, such as gas providers and natural gas delivery to the Company facility in Hadera, as well as any of the risk factors set forth in section 9.16 and 21 below.

For details of the Company facility in Hadera, see section 11.1 below.

9.9.2	Paper Waste Collection

As of the Report Date, for collection and processing of raw material collected (paper and board waste), Amnir operates a fleet of 35 trucks of different types; 30 additional trucks are operated by sub-contractors and by two plants, as follows:

9.9.2.1	Amnir facility at Hadera, including: plant for sorting, cleaning and pressing paper and cardboard waste, where the principal fixed assets are: 2 presses, paper sorting system and paper and magnetic media shredding system, as well as a paper salvage plant including guillotines and printing, rolling and cutting machines. At the facility there is a storage area for paper and cardboard waste. The area of the facility is 40,000 square meters. For further details of the Company facility in Hadera, see section 11(A) below.

9.9.2.2	Amnir facility at Bnei-Brak: plant for sorting, cleaning and pressing paper and cardboard waste, where the principal fixed assets include two presses and a sorting system. The facility area is 3 acres and it includes open land and buildings. Part of the plot, about 0.6 acres in size, is leased by Amnir from a third party. The annual lease cost is NIS 90,000. The lease term is through July 2011.

Note also that Amnir has bestowed several ongoing liens on its assets, to the benefit of the State of Israel.

9.10	Raw materials and suppliers in the paper and recycling activity –

Paper waste collection provides the main raw material for the paper and recycling operating activity. The paper waste collection operation is deployed nationwide, collected or purchased by Amnir from thousands of suppliers throughout the country and transferred on a regular basis to processing plants at Bnei-Brak and Hadera.

Amnir has no material dependence on any single supplier.

In addition to collection of paper and board waste by Amnir and to purchase of paper waste by Amnir from external suppliers, another part of the waste consumed by paper machines is paper waste purchased from producers of corrugated board containers (waste created in the container production process by corrugator customers and sold to the Company).

In the paper and recycling activity there are purchasing contracts with suppliers for the purchase of auxiliary materials such as chemicals, adhesives, felt, screens, etc.

Prices are determined by negotiation with suppliers, accounting for market conditions and prices of competing imports.

For generation of steam and electricity required for operation of the paper machines, the Company, prior to the conversion to gas completed in Q4 of 2007 as set forth in section 8.9 above, used to make mass purchases of fuel oil from fuel companies (since May 2005, fuel oil has been purchased from “Delek”). Fuel oil prices are set based on the price of fuel oil at the gates of Oil Refineries Ltd.

Total fuel oil purchasing for this operating activity in 2007, 2006 and 2005 amounted to NIS 67 million, NIS 86 million and NIS 72 million, respectively. The share of fuel oil purchasing, out of total cost of purchasing from suppliers in the paper and recycling activity, amounted to 18%, 24% and 20% in 2005, 2006 and 2007, respectively.

In July 2005, the Company signed an agreement with Yam Tethys Partnership to purchase natural gas, which would replace fuel oil purchasing (as set forth in section 8.9 above, in Q4 of 2007 the Company completed conversion of the energy generation system at its facility in Hadera to use natural gas instead of fuel oil). As of the Report Date, the Company is dependent on Yam Tethys for supply of natural gas, since the latter is currently the sole supplier of natural gas in Israel. For more details on the aforementioned agreement, see section 9.14.1 below.

9.11	Working Capital –

9.11.1	Raw Material and Finished Goods Inventory Policy –

9.11.1.1	Raw material and finished goods inventory – The Company maintains operating inventory of raw materials and finished goods equivalent to consumption and delivery over 2-3 weeks.

Over the next two years, in preparation for the initial operation of the new paper machine, the Company estimated it is expected (via Amnir) to accumulate raw material inventories (paper waste) beyond its current needs as set forth above. For further details on said estimates, see section 9.1.6 above.

Information regarding inventory accumulation due to expected operation of the new machine is forward-looking information, as defined by the Israeli Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the Report Date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including business opportunities available to the Company, changes in demand in markets in which the Company operates, global supply and cost of paper products and/or materialization of any of the risk factors set forth in section 9.16 and 20 below.

9.11.1.2	Maintenance material inventory – The Company has an inventory of maintenance materials for use with means of production, based on expected consumption volume and the need to maintain continuous operation of the machines.

9.11.2	Goods return or replacement policy –

Goods in this operating activity are sold as final sale to customers, and are returned in case of a faulty product or due to a mismatch between order and delivery. When a customer complains of a faulty or mismatching product, the complaint is reviewed and if correct, the goods are returned and the customer is credited. Based on past experience, the volume of returns is not material to total operation volume.

9.11.3	Average Credit Duration –

Below are data regarding average credit duration and amount for suppliers and customers in 2007, 2006 and 2005:

	31.12.07		31.12.06		31.12.05
	Average credit amount	Average credit days	Average credit amount	Average credit days	Average credit volume	Average credit days

Accounts receivable	139	96	129	102	112	93
Accounts Payable	79	83	70	84	58	77

9.12	Environmental protection in the paper and recycling operating activity –

9.12.1	Company activities with regard to environmental protection are focused in three major areas: treatment of sewage and quality of treated waste water, air quality and noise reduction.

The business license for the main site at Hadera includes stipulations for sewage treatment, treated waste water quality, air quality as well as waste and chemical treatment. For further details see section 9.13.4 below.

The Company discharges treated waste water, purified at the Company facility, into the Hadera stream. Accordingly, the Company holds a permit to discharge treated waste water into the Hadera stream; the permit was obtained from the Water Authority for 2007, and as of the Report Date the Company is acting to renew the permit for 2008. This permit specifies, inter alia, conditions regarding quality of treated waste water discharged into the stream. The major part of the permit is implemented and a small part of it is under discussion with the Water Authority. The company owns and operates a sewage treatment facility covering some 5 acres next to its Hadera plant. The Company intends to promote reduction in treated waste water discharged into the Hadera stream and improvement of its quality, as well as partial reuse of such water at its Hadera facility.

In its operation, the Company used hazardous materials and therefore it holds a Toxin Permit from the Supervisor at the Ministry of Environmental Protection, effective through July 2008.

Furthermore, the Company operates opposite the Gas Authority, and according the requirements set to the Company. Upon conversion to using natural gas instead of fuel oil, the Company adapted the work environment to use of natural gas, including issues concerning use of hazardous materials and work procedures.

To the best of the Company’s knowledge, the plant operates subject to the requirements of the authorities, and in cases of deviation the company strives to correct them via coordinated lines of action in cooperation with the authorities.

As mentioned in section 8.9 above, the Company has converted its energy generation system, previously based on fuel oil, to use natural gas; the objective of this conversion is to cut costs and to further improve the quality of gas emissions into the environment.

Furthermore, over the past two years the Company has been implementing a gradual plan to further improve reduction of noise sources at the Company facility in Hadera. In 2007, a total of NIS 1 million has been invested in implementation of said plan.

For major legislation concerning environmental protection for this operating activity, see section 9.13 below.

In 2000-2007, the Company has invested $15.9 million in projects intended for compliance with environmental protection regulations, of which $4.4 million in 2007, including an investment of $3.6 million in conversion of the energy system to natural gas instead of fuel oil, as set forth in section 8.9 below, $250 thousand for noise reduction projects at the Hadera facility, as well as investment in reuse of treated waste water at the facility and improved reliability of the water and sewage treatment system.

In November 2006, the Environmental Protection Ministry announced that, even though the company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. Based on the opinion of its legal advisors, the Company anticipates that the investigation will not materially impact its operations.

Information regarding Company estimates of the impact of said investigation on the Company is forward-looking information, as defined by the Israeli Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the Report Date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including regulatory changes and/or materialization of any of the risk factors set forth in section 9.16 and 21 below.

9.12.2	The Company anticipates that in 2008, total environmental expenses expected in the course of normal Company business will amount to NIS 3.6 million. This amount refers to environmental investment approved by the Company’s Board of Directors, as well as on-going Company activities related to environmental protection. According to Company estimates, these expenses are not expected to decline in coming years.

The above information with regard to expected Company expenses related to environmental protection, constitutes forward-looking information as defined in the Israeli Securities Act, and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the Report Date. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. Major factors which may impact this include dependence on external factors, developments and changes to regulation of the operating activity and/or materialization of any of the risk factors set forth in section 9.16 and 21 below.

9.13	Restrictions on and Supervision of Corporate Operations in the Paper and Recycling Activity -

9.13.1	The Recycling Act –

The Waste Collection and Disposal for Recycling Act, 1993 and Waste Collection for Recycling Regulations (Duty to Dispose of Waste for Recycling), 1998, require local authorities and businesses to recycle waste at increasing rates, and allow the Company to offer services and win tenders including recycling operations. Absence of supporting enforcement of the Recycling Act limits the Company’s ability to expand collection of paper waste.

9.13.2	The Cleanliness Law

On January 16, 2007, the Knesset (Israeli parliament) passed the Cleanliness Law (9th Amendment), 2007 (hereinafter: “the Cleanliness Law”), which imposes a landfill levy on waste.

In accordance with the directives of the Cleanliness Law, a levy is to be placed upon waste landfilling in the amount of NIS 10 per ton per year in 2007 and up to NIS 50 from 2011 onwards. The remains of waste sorting (that is, waste that was sorted at a transfer station for treatment and recycling) will be charged a reduced landfilling levy of NIS 0.80 per ton in 2007, rising to NIS 4 per ton from 2011 and thereafter.

The law is effective, as worded, starting on July 1, 2007. Enforcement of this law may improve the Company’s paper waste collection capacity.

The above information with regard to impact of the Cleanliness Law, constitutes forward-looking information as defined in the Israeli Securities Act, and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the Report Date. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. Major factors which may impact this include developments and changes to regulation of the operating activity and/or materialization of any of the risk factors set forth in section 9.16 and 20 below.

9.13.3	Work Hours Act

The Company is subject to provisions of protective labor legislation, including the Work and Rest Hours Act, 1951 (hereinafter in this section: “the Work Hours Act”). The Work Hours Act regulates, inter alia, the number of permitted working hours and the weekly rest to which all employees in Israel are entitled. According to the Act, the weekly rest period for employees is 36 contiguous hours; for Jewish employees the weekly rest must include Saturday, and for non-Jewish employees it must include a day of their choice, either Friday, Saturday or Sunday. The Work Hours Act prohibits work of an employee during the weekly rest period unless permitted by the Minister of Industry, Trade and Labor; the Minister may permit such work during the weekly rest period, in whole or in part, if convinced that work stoppage may impact national security, security of body or property, or may significantly harm the economy, the work process or satisfaction of vital public needs. Furthermore, the Weekly Rest Hours regulations (Shift Work) (No. 2), 1952 stipulates that the weekly rest period for shift workers may be: (1) In factories working three shifts – less than 36 contiguous hours, but no less than 25 contiguous hours; (2) in factories working two shifts – once every fortnight – less than 36 contiguous hours, but no less than 25 contiguous hours.

The Administrative and Legal Arrangements Ordinance, 1948 stipulates that provisions concerning the weekly rest period in the Work Hours Act shall apply to Jewish holidays for Jews, and for non-Jews – to their choice of Jewish holidays or holidays of their denomination. On these rest days, the owner of a workshop shall not work at his workshop; the owner of an industrial factory shall not work at his factory; and the owner of a shop shall not conduct business in his shop.

As of the Report Date, the Company is in full compliance with all provisions of the Work Hours Act and regulations based there upon, and has obtained the permits required for its operations.

9.13.4	Business Licenses –

AIPM’s business license dated November 14, 2001 is contingent, inter alia, on existence of systems for collection and transportation of waste water and ground water, transfer of all industrial waste water to a waste water pre-treatment facility, installation and operation of backup pumps, maintenance of bio-mass inventory and maintenance of a malfunction log. The license is also contingent on filing reports with the Ministry of Environmental Protection. To the best of the Company’s knowledge, it is in compliance with all terms and conditions of said license.

9.13.5	Natural Gas Sector Law –

Pursuant to provisions of the Natural Gas Sector Law, 2002 (hereinafter: “the Gas Law”), the Natural Gas Authority was established in the Ministry of National Infrastructure, with the objective to supervise license terms and tariffs associated with the natural gas transportation, delivery and storage system. The Gas Law also stipulates certain preferences for buying products made in Israel. Furthermore, in 2003 a Government Corporation – “Israel Natural Gas Routes Ltd.” – (hereinafter: “Gas Routes”) was established and charged with the creation of a natural gas transportation infrastructure in Israel. The Company is one of the first industrial facilities in Israel to connect to the natural gas system, and to convert to the use of natural gas. The Company is connected to the maritime route of the natural gas transportation system. For details of the Company’s agreement with Gas Routes, see section 9.14.2 below.

9.13.6	Antitrust

In February 1989, AIPM was declared a monopoly in the manufacture and marketing of paper rolls and sheets by the Israel Antitrust Authority, by its authority pursuant to the Israeli Antitrust Act, and in July 1998, the declaration was partially rescinded with regard to fine paper in rolls and sheets. The declaration has not been rescinded for packaging paper in rolls and sheets. Other than provisions of the Israeli Antitrust Act, no special provisions for a monopoly holder were issued to the Company by the Antitrust Supervisor.

The Israeli Antitrust Act stipulates, inter alia, that a monopoly holder shall not abuse his market position in such a manner as might restrict business competition or impact the public, including by means of setting unfair prices; decrease or increase of the scope of assets or services offered other than via fair competition; setting different contract terms for similar transactions which may give an unfair advantage to certain customers or suppliers over their competitors; setting terms for contracting with regard to the monopoly asset or service, which by their nature or pursuant to common trading terms do not apply to the subject of the contract.

Furthermore, the Israeli Antitrust Act stipulates that should the Antitrust Supervisor deem that, due to the existence of a monopoly or to the behavior of the monopoly holder, business competition or the public are impacted – the Supervisor may issue instructions to the monopoly holder with regard to steps the latter must take to avoid such impact. Statutory means set forth in the Israeli Antitrust Act confer on the Supervisor, inter alia, the right to appeal to the court for an order to divide the monopoly into two or more business corporations.

Up to the Report Date, declaration of the Company as a monopoly had no material impact on its operations, profitability or financial standing. The Company is unable to estimate the future impact of said declaration, including such case where the Company may be issued special instructions by the Supervisor with regard to its operation as a monopoly, on Company operations, profitability or financial standing.

9.13.7	Work Safety

The Company is subject to legislation concerning work safety and health. The Work Safety Ordinance (New Version), 1970 and regulations based there upon regulate issues of employee health, safety and welfare. Furthermore, the Labor Supervision Organization Act, 1954 and regulations based there upon regulate issues of supervision of work safety, safety committees, appointment of safety supervisors, safety programs, providing information regarding risk and employee training.

The Company places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by full and current reporting, investigating cases of near-accidents, drawing conclusions therefrom, while implementing the necessary procedural and physical changes, in order to prevent the accidents themselves from happening, to the extent possible). As of the Report Date, the Company is compliant with all safety regulations set forth in this section.

9.13.8	Quality Control

The company operates its major production facility at Hadera subject to the following standards: ISO9001/2000– Quality Management, ISO14001 – Environmental Protection and Israeli Standard 18001 – Safety.

Paper and cardboard waste produced by Amnir is produced subject to international standards and to the paper waste standard, which is updated every few years. In addition, Amnir is recognized as an authorized service provider to the Ministry of Defense.

Furthermore, Company operations at its facility are subject to provisions of product-related standards, municipal laws (primarily business license) and globally accepted standards.

9.14	Material agreements in the paper and recycling operating activity –

9.14.1	Agreement with Yam Tethys Group – On July 29, 2005, a natural gas purchase agreement was signed by the Company and partners of the Yam Tethys Group (Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Avner Oil Exploration Limited Partnership and Delek Investment and Assets Ltd.). The gas to be purchased pursuant to this agreement, is intended to fulfill the Company’s requirements in the coming years for the operation of its energy generation plants using cogeneration at the Hadera plant, that will be converted to the use of natural gas, instead of the current use of fuel oil (as set forth in section 8.9 above). Upon completion of the transportation pipeline and required facilities on Company premises for the transition to the use of natural gas, gas delivery started in August 2007 as per the agreement (hereinafter: “gas flow start date”). Gas delivery is scheduled to end upon the earlier of: (1) 5 years from gas flow start date, as set forth in the agreement; (2) completion of gas purchase amounting to 0.43 BCM; but no later than July 1, 2011. Based on Company estimates of natural gas consumption during the agreement term, the total estimated financial value of this transaction is $35 million over the entire term set forth above. As of the Report Date, the Company is dependent on Yam Tethys for supply of natural gas, since the latter is currently the sole supplier of natural gas in Israel.

Company estimates of gas consumption during the term of its agreement with Yam Tethys and the financial value of the transaction set forth above, is forward-looking information, as defined by the Israeli Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the Report Date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including actual gas consumption, changes in markets in which the Company operates and/or materialization of any of the risk factors set forth in section 9.16 and 21 below.

9.14.2	Agreement with Israel Natural Gas Routes Ltd. -

For transportation of natural gas to its facility in Hadera, on July 11, 2007 the Company entered into an agreement with Gas Routes for a 6-year term, with optional extension for a further 2-year term. The transportation agreement is worded as approved by the Natural Gas Authority for transportation consumers, and is published on the website of the Ministry of National Infrastructure, with commercial terms agreed individually by the parties. The consideration, pursuant to the agreement, includes payment of a non-recurring connection fee upon connection, based on actual cost of connection to the Company’s facility, as well as monthly payments based on two components: (a) A fixed amount for the gas volume ordered by the Company; (b) based on the actual gas volume delivered to the facility. As of the Report Date, the Company is dependent on Gas Routes, in the agreement the Company undertook to pay an set annual payment of NIS 2 million even if it does not actually make use the aforesaid transportation services. For further details, see section 9.16.2.2 below.

9.14.3	Agreement with EMG – In May 2007, a memorandum of understandings (hereinafter in this section :“the MOU”) concerning the purchase of natural gas from Egypt was signed by the Company and by East Mediterranean Gas Company (hereinafter: “EMG”), intended to ensure continued gas supply to the Hadera facility after expiration of the agreement with Yam Tethys Partnership, until the sooner of 15 years or consumption of the entire gas volume to be specified in the agreement. The MOU grants the Company a time-limited option to increase its purchase volume based on needs of the power plant whose construction is currently being reviewed by the Company (for further details on the power plant, see section 9.9.1.3 below). As of the Report Date, the annual purchase volume from EMG is estimated at $10-$50 million, according to the actual purchase quantity and price. Upon signing the detailed agreement, guarantees will be provided as set forth in the MOU, whose total amount is based on one year’s worth of gas purchasing. According to the MOU, the parties must sign a detailed agreement by end of 2007. As of the Report Date, the parties are in advanced negotiations to formulate the final version of said detailed agreement.

Company estimate with regard to the detailed agreement with EMG and the annual extent of purchasing from EMG is forward-looking information, as defined by the Israeli Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the Report Date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including material disagreements during negotiations and/or materialization of any of the risk factors set forth in sections 9.16 and 21 below.

9.15	Anticipated development over the next year for the operating activity

As set forth in section 9.1.4.4 above, the Company’s Board of Directors has approved installation of a new packaging paper production system, known as “Machine-8", which will allow the Company to meet rising demand on the domestic market, at a more competitive cost to the Company and with higher paper quality compared to competing imports. The Company estimates that the new machine will produce packaging paper out of paper and cardboard waste, and would have an annual output capacity of 230 thousand tons. Following installation of the new machine and its operation, expected during 2009, and the decommission of one of the Company’s current machines, the Company estimates its output capacity of packaging paper in 2009 will grow from 160 thousand tons annually as of the Report Date, to 330 thousand tons annually. Purchase of the new paper packaging machine requires doubling, over the coming years, of collection volume of paper waste to serve as raw material for packaging paper production. Amnir is preparing to increase the volume of waste collection in anticipation of the installation of the new packaging paper machine, inter alia, by intensifying collection activity from existing customers and development of new collection sources, adaptation of its organizational structure, review of an alternative site for Amnir’s Bnei Brak facility and inventory accumulation. For further information on the new machine and an estimate concerning an increase in raw material volume, see section 9.1.6 below.

Information concerning the expected operation date of the new machine, advantages of the new machine, the increase in expected production capacity of the Company and preparations for increased raw material volume is forward-looking information as defined in the Israeli Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the Report Date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including business opportunities available to the Company, changes in demand in markets in which the Company operates, global supply and cost of paper products and/or materialization of any of the risk factors set forth in section 9.16 and 21 below.

9.16	Risk factors in the paper and recycling operating activity -

For details of macro-economic risk factors, see section 21 below.

9.16.1	Activity-Specific Risk Factors –

9.16.1.1	Regulation –

Operations in the paper and recycling activity are subject to regulation in various issues (for further information see section 9.13 above). Changes in regulation may impact companies operating in this operating activity, e.g. stricter environmental protection regulations and government decisions concerning the raising of minimum wage.Furthermore, non-enforcement of regulations concerning waste collection, in accordance with the Cleanliness Law and the Recycling Act, may impact the Company’s capacity to increase paper waste collection.

9.16.1.2	Competition

This operating activity is competitive, with competition for production of packaging paper coming from imported paper. There is also competition for raw material collection. There are many collectors operating in Israel, of which two have significant market share, to the best of the Company’s knowledge.

9.16.1.3	Raw materials

Increased capacity of the paper machines, based on paper waste for recycled fiber, require an increase of the paper collection volume to be used as raw material for production in the paper production activity, and location of more extensive collection sources. Furthermore, upon start of operation of Machine-8, the Company will require twice as much paper waste. Absence of sufficient paper waste volume for production will impact the Company’s capacity to produce sufficient packaging paper.

Absence of enforcement of the Recycling Act, which mandates waste recycling, would make it more difficult to obtain alternative sources for raw materials at a competitive cost. Nevertheless, approval of the Cleanliness Law in January 2007, which imposes a landfill levy on waste, may bring about, if effectively enforced, some improvement in the paper waste collection capacity, according to Company estimates. For more details, see section 9.13.1 below.

9.16.1.4	Environment

The requirements of the Ministry of Environmental Protection regarding this activity and its facilities require the Company to allocate financial resources to this issue. These requirements may expand and proliferate due to increasing awareness to environmental protection, which may force the Company to allocate further financial resources associated with this operating activity.

Furthermore, since the Company is involved with the use of hazardous and toxic materials, it is exposed to damage which may be caused by such materials, including health impact, environmental impact, damage due to ignition of flammable materials etc. Hence the Company is exposed to claims which may negatively impact the business results of the operating activity as well as the Company’s reputation.

9.16.1.5	Concentration of Company operations in the operating activity –

Production operations of this operating activity is concentrated in a limited number of sites. Impact to one or more of the production and/or distribution sites may materially impact the financial results of this operating activity.

9.16.1.6	Clients

Due to the small number of clients for the finished product of packaging paper, the Company is dependent on certain clients. However, thanks to the advantages of a local manufacturer, the risk is estimated as minimal.

9.16.2	Special Factors

9.16.2.1	Dependence on gas supplier –

As set forth in section 9.10 above, the Company’s operations in the paper and recycling activity are dependent on its gas supplier, Yam Tethys, which is, as of the Report Date, the sole natural gas supplier in Israel. Termination of the contract with said supplier would require the Company to contract with an alternative overseas supplier or to convert to the use of diesel, which is significantly more expensive than natural gas as of the Report Date. Replacement of the supplier may involve material expenditures. For information on the contract with Yam Tethys, see section 9.14.1 above.

9.16.2.2	Dependence on gas transporter

For delivery of gas to the Company’s Hadera facility, it is dependent on Gas Routes, which transports natural gas to the Hadera site via the maritime pipeline to Hadera and a land pipeline to the Hadera facility. Termination of the contract with the gas transporter may materially impact the operating activity. For information on the contract with Gas Routes, see section 9.14.2 above.

9.16.2.3	Monopoly

The Company is a monopoly in packaging paper in rolls and sheets, as defined in the Israeli Antitrust Act (for information on declaration of the Company to be a monopoly, see section 9.13.6 above), and is subject to laws applicable to a monopoly in Israel. Statutory means set forth in the Israeli Antitrust Act confer on the Supervisor, inter alia, the right to intervene on matters which may impact the public, including setting business restrictions on the corporation, including price supervision. Such restrictions, should they be enforced, may negatively impact results of the operating activity.

9.16.3	Degree of impact of the risk factors –

Following below is a list of the risk factors and their degree of impact on the activity of operations. For details of macro-economic risk factors, see section 21 below.

Risk Factors	Degree of Impact
	Major Impact	Medium Impact	Minor Impact
Activity-related factors		— Competition	— Regulation — Raw Materials — Environmental protection — Centralization of Company operations — Clients
Special Factors	— Dependence on gas supplier. — Dependence on gas transporter.		— Monopoly

10.	Marketing of Office Supplies Activity

10.1	General information on marketing of office supplies operations activity –

Graffiti is a subsidiary company wholly-owned by the company. Graffiti has been one of the leading companies in Israel in the area of comprehensive solutions in the office supplies activity for over fifteen years, by way of direct supply to institutions and businesses.

Graffiti offers its customers around Israel some 8,000 different items supported by a logistics system including: two storage and distribution facilities (located in Rosh Haayin and in Beer Sheva); a distribution fleet including distribution vehicles as well as customer service and sales offices located in Be’er Sheva, Jerusalem and Rosh Haayin.

Graffiti provides outsourcing services by delivering a wide range of office supply products, often in conjunction with managing the customer’s applicable purchasing budget, thereby assisting large organizations in reducing costs and increasing efficiency. At the end of 2004 a new business-to-business (B2B) web site was launched for online ordering, which allows Graffiti customers to use this site for entering their orders, while managing and supervising their purchasing budgets. This tool allows Graffiti to serve a wider variety of customers with no significant increase in marketing costs.

Graffiti does not itself manufacture office supplies, it purchases supplies from a large number of suppliers (Hewlett Packard Ltd., Brother – Reshef Engineering Solutions Ltd., Xerox Israel Ltd., Mondi, Hogla-Kimberly, Strauss-Elite Ltd., Afik Printing Products Ltd., Cannon-Karat Israel Ltd. and more), and markets these to its customers. Graffiti also serves as the exclusive agent for international brand name products in the office supplies activity, such as Artline (Sachihata Inc.) (hereinafter: “Artline), Mitsubishi (Uni-Mitsubishi Pencil Co.) (hereinafter: “Mitsubishi), Max (Max Co. Ltd.) (hereinafter: “Max), Schneider (Schneider Schreibgerate GmbH) (hereinafter: “Schneider) and Fellowes (Fellowes Distribution Services B.V.) (hereinafter: “Fellows”).

The rate of technological development of Israel’s business sector leads to increased demand for technology-based products marketed by Graffiti, including office automation, printers, hardware, software and consumables such as toners, inkjet cartridges, etc.

Critical success factors in this operating activity are: a high level of service, supported by complex logistics and cost reduction due to improved procurement sources, mainly the shift to procurement from the Far East.

Graffiti has many competitors in the marketing of office supplies activity. For details on competition in this activity of operations, see section 10.7 below.

10.2	Marketing and distribution in the marketing of office supplies activity of operations -

The main products in the office supplies and office automation activity sold by Graffiti include, inter alia, office equipment, toner and inkjet cartridges, software, peripheral equipment, computers, training and visual aids, filing systems, paper products, office furniture as well as other office supplies such as food and cleaning products. Graffiti’s subsidiary, Attar, deals in the sale and distribution of brands in the office supplies activity.

Graffiti advertises its products using a price catalog and promotional brochures sent to customers.

All products marketed by Graffiti have competing products sold by many suppliers / distributors.

10.3	Revenues Distribution and Product Profitability in marketing of office supplies activity of operations –

The following data shows distribution of revenues and profitability of products and services in this activity of operations in 2007, 2006 and 2005:

	2007		2006		2005
	Revenues (Million NIS)	Percentage of total company revenues	Revenues (Million NIS)	Percentage of total company revenues	Revenues (Million NIS)	Percentage of total company revenues

Office Supplies Marketing activity	119	21%	122.1	23%	113.5	24%

	2007		2006		2005
	Gross profit (Million NIS)	Percentage of Graffiti turnover	Gross profit (Million NIS)	Percentage of Graffiti turnover	Gross profit (Million NIS)	Percentage of Graffiti turnover

Office Supplies Marketing activity	32.9	28%	32.7	27%	29.4	26%

10.4	Customers in the marketing of office supplies activity –

Graffiti sells its products to thousands of diverse customers in the business and institutional sector in Israel alone. Large local and national organizations number among Graffiti’s customers (such as government ministries, banks, health funds and the like), with thousands of employees, as well as small organizations with only a small number of employees.

During 2007, 2006 and 2005, approximately 21%, 27% and 26% of Graffiti’s sales, respectively, came from securing a variety of tenders, awarding Graffiti supply contracts for periods of one to four years. Engagements made through tenders are by nature for a limited time, according to the terms of the tender, and upon termination of the agreement period, such engagements end.

During 2007, 2006 and 2005 there was no single customer that totaled 10% or more of the company’s total revenues during those periods. Furthermore, as of the date of this report, Graffiti is not dependent upon any single customer.

10.5	Marketing and distribution in marketing of office supplies activity of operations -

Graffiti’s orders for products in this activity of operations come from a number of sources (field sales personnel, telephone sales center, e-mail, fax, e-commerce website). All orders are routed to the order processing system, which generates picking tasks for the coming days. Once the orders have been picked, they are organized by delivery destination, and ordered products are delivered the following morning.

During 2007, Graffiti began a sales campaign that included publication of advertisements in daily newspapers.

Graffiti’s distribution system is based on a fleet of trucks owned by the company, backed up by external distribution contractors in cases of peak demand.

On the matter of Attar’s being an exclusive agent for a number of suppliers in Israel, see section 10.1 below.

10.6	Order backlog in the marketing of office supplies

There is no order backlog in this activity of operations. Orders are handled within a short time, usually by the day following the order.

10.7	Competition in the Office Supplies Marketing activity

10.7.1	Competitive conditions in the activity of operations -

There are three dominant players in the activity of office supplies by direct supply to institutions and businesses: Graffiti, Office Depot (Israel) Ltd., and Kravitz (1974) Ltd., who mainly dominate the tender agreement sector of customers and the strategic customers sector (such as banks and local authorities). In addition to these players, there are also a large number of competitors in the business customer market holding small market sectors, mainly active in smaller geographic areas.

Graffiti cannot estimate its share of the market, as Graffiti markets a very large variety of products in the area of office supplies, with the aim of providing comprehensive solutions for supply of the various products in the office supplies activity. It is therefore difficult to define the size of the relevant market.

10.7.2	Names of significant competitors in the activity of operations

Following are the names of Graffiti’s major competitors in this activity of operations as to the best knowledge of the Company: Kravitz (1974) Ltd., Office Depot (Israel) Ltd., Alpha Beta Office Supply Marketing Ltd., Pythagoras (1986) Ltd., Arta Supplies for Art Graphics and Office Ltd., Yavne Pitango 2000 (1994) Ltd., Lautman Rimon Ltd., and Pan Office Supply Manufacture and Import Ltd.

10.7.3	Methods for dealing with competition –

Graffiti deals with its competitors by maintaining high standards of quality and service. In addition, the size and variety of Graffiti’s products also give it an advantage over its competitors.

Graffiti has an advanced sales and service center, providing fast turnaround times for its customers. Graffiti has a computer-managed supply warehouse, and a large portion of it is managed automatically.

10.8	Seasonality –

Graffiti’s sales during the second half of the calendar year are usually higher than the first half of that same year, in light of the start of the school year and realization of annual purchase budgets for institutions and businesses. During the second half of 2007, Graffiti’s sales were approximately 10% higher than the first half of that same year, and the sales during the second half of 2006 were approximately 5.6% higher than the first half of that same year.

10.9	Fixed assets and installations in the marketing of office supplies activity -

Graffiti leases buildings at three different sites.

The first site is in Park Afek in Rosh Ha’ayin, with an area of approximately 5,350 square meters. About 120 meters of this area are sublet through October 2009. The lease period for this site at Park Afek is four years (until 2011), and under the terms of the lease, the lessor has the right to bring about the termination of the lease at the end of 2009, and at any time after that. Graffiti has an option to extend the lease period for an additional two years.

Another site is on Kanfei Nesharim Street in Jerusalem, with an area of approximately 600 square meters. 150 meters of this area are sublet to a local tenant. The remainder of the site serves as a store and warehouse. The lease period for this site is until October 2009.

The third site is located in Be’er Sheva, and serves as a warehouse and sales center. The area of the site totals approx. 1,140 square meters. The lease period at this site is until December 2011.

Graffiti also has a distribution fleet of about 20 vehicles as well as customer service and sales offices located in Be’er Sheva, Jerusalem and Rosh Haayin.

10.10	Suppliers in the marketing of office supplies activity –

Graffiti markets products purchased from a large number of suppliers, detailed in section 10.1 above, and has served as exclusive agent for a number of companies through its subsidiary company, Attar since the latters establishment, as explained in section 10.1 above.

Graffiti has contracts with major suppliers, covering issues such as: the level of service, returns, repairs and the like. Agreements, as mentioned, are usually annual framework agreements, and the quantity of the product actually ordered is determined according to demand during that year. Regarding other suppliers, the purchase price is determined from time to time in negotiations between the parties, and most of the categories of products have at least two suppliers, allowing for an improvement of purchasing capability.

Graffiti is not dependent upon any single supplier mentioned above.

Mondi, one of the company’s associated companies, is Graffiti’s main supplier for writing and printing paper in the marketing of office supplies activity. Graffiti engages with Mondi under an annual framework agreement which sets out the commercial principles, among other things, with regard to cost, linkage mechanism, bonus agreements and participation in advertising, and the quantity is determined according to demand over the year. Graffiti’s rate of purchase of writing and printing paper from Mondi during 2007, 2006 and 2005 was 23.4%, 29% and 26% of the total office supply purchases, respectively.

10.11	Working capital

10.11.1	Inventory and finished product holding policy -

The level of inventories of finished products in the area of office supplies is operational, and adapted to the period of supply and the need to maintain variety. On average, inventory levels are about 2 months worth of expected delivery.

10.11.2	Policy concerning product return, replacement and warranty -

Goods in this operating activity are sold as final sale to customers, and are returned in case of a faulty product or due to a mismatch between order and delivery. When a customer complains of a faulty or mismatching product, the complaint is reviewed and if correct, the goods are returned and the customer is credited. The volume of returns is insignificant in relation to the total volume of operations.

Graffiti provides a warranty on the products it markets and sells according to the warranties provided by the manufacturers of such product (if any).

10.11.3	Average credit duration –

Following is data regarding the average period and scope of credit from suppliers and customers during reporting periods over the years 2007, 2006 and 2005 are provided below:

	31.12.07		31.12.06		31.12.05
	Average volume of credit in NIS millions	Average credit days	Average credit volume in NIS M	Average credit days	Average credit volume in NIS M	Average credit days

Accounts receivable	39.5	101	38.2	97	36.6	100
Accounts Payable	27.8	117	25.3	110	22.6	110

10.12	Restrictions on and Supervision of Corporate Operations in the Office Supplies Marketing Activity –

Graffiti is committed to the highest standards, and conforms with Israeli standards and with ISO 2000, 9001standards for distribution of office supplies to businesses and organizations. Graffiti is an authorized supplier to the Ministry of Defense. Beyond the above, there are no special restrictions on this activity of operations.

10.13	Forecast for developments in the activity of operations for the coming year -

The company is studying the expansion of this activity of operations through purchase or joint ventures with small suppliers of office supplies. The company is also studying and focusing on creating strategic co-operations in order to improve Graffiti’s operations base through purchase, sales methods and computerized support for Graffiti’s information systems.

Said information is considered forward looking information as defined in the Israeli Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on information existing in the company as of the date of the report. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. The major factors that could impact this are business opportunities the company may have, dependence on external factors, changes in demand and supply, developments and changes in regulation and/or realization of any of the risk factors outlined in section 10.14 and 21 below.

10.14	Risk factors in the operations of the marketing of office supplies activity -

For details of macro-economic risk factors, see section 21 below.

10.14.1	Activity-Specific Risk Factors

10.14.1.1	Tenders

As described above, operations in this activity are through the winning of large tenders for defined and limited time periods. There is no certainty that the Company and/or subsidiary companies will continue in the future to win tenders, as stated, and therefore the scope of sales could drop substantially, which could adversely affect the activity of operations’ profitability.

10.14.1.2	Accounts Receivable Credit Risks

Most sales in this activity of operations are performed in Israel, and some of the sales are performed without full collateral. The Company routinely studies the quality of its customers so that it may determine if provisions must be made for doubtful debts, and the amount thereof. The company estimates that the financial statements reflect appropriate provisions for doubtful debt.

10.14.1.3	Competition

The activity operates in a competitive market with a considerable degree of competition, in this matter see section 10.7 above. The entry of new competitors and/or expansion of existing competitors’ operations could detrimentally impact the company’s scope of operations in this activity, as well as the financial outcome of the activity of operations.

10.14.2	Special Factors

Exclusivity

As stated in section 10.1 above, Graffiti (via Attar) is the exclusive distributor of a number of international brand name products in Israel, in the area of office equipment. Should such aforesaid exclusivity be terminated, this could impact that activity of operations. At the same time, in light of the fact that Graffiti is an exclusive agent of a number of suppliers, it is Graffiti’s estimate that the aforesaid impact will not be substantial.

10.14.3	The extent of impact of risk factors

Following are the company’s estimates regarding the types and measure of the influence of the aforesaid risk factors on the activity of operations. For details of macro-economic risk factors, see section 21 below.

Risk Factors	Degree of Impact
	Major Impact	Medium Impact	Minor Impact
Activity-related factors	— Competition	— Accounts Receivable Risks — Tenders
Special Factors			— Exclusivity

Chapter D – ADDITIONAL INFORMATION
REGARDING THE COMPANY

11.	Fixed assets and facilities

Following below are details regarding the fixed assets and facilities in use by the Company:

11.1	The main management offices and the central production and storage facilities of the company are located in Hadera (hereinafter: “The Company’s Site”), on a site covering 350,000 square meters (hereinafter: “The Site”), part of which is owned by the company (about 274,000 square meters) and part (68,000 square meters) is leased from the Israel Land Administration (hereinafter: “ILA”). Pursuant to the leasing agreements, the leases end between the years 2012 and 2056. Some of the leasing agreements involve discounting terms.

Part of “The Site” is rented to associated companies that operate at “The Site”. About 87,000 square meters of the property was acquired by the company in 2005 to be used for future development of the company, at a price of $4.4 million.

11.2	In addition, the company leases an area of 25,000 square meters in Nahariya from the Israel Land Administration, under a lease agreement until 2018, mostly of which is rented out to an associated company (Hogla-Kimberly) that operates a paper manufacturing and processing plant. Recently, the company acquired the contractual rights via a development agreement in another area of 3,500 square meters in Nahariya, which will also be rented to Hogla-Kimberly. Amnir, a subsidiary of the company, leases an area in Bnei-Brak of 9,000 square meters from the Israel Land Administration, which houses a plant for the collection and recycling of paper and cardboard waste.

11.3	Pursuant to leasing agreements with the Tel-Aviv Municipality, the company leases an area of 7,600 square meters, effective until 2059, which in the past was used as the company’s paper manufacturing plant. The company is examining the different possibilities for using the land. Under the leasing agreement with the Tel-Aviv Municipality, the company has undertaken to use building rights that were granted to it until September 2009. In case the Company fails to use these rights, and if the above period is not extended, it might constitute a violation of the agreement.

11.4	On December 31, 2006, the company sold its leasing rights to property of about 12,000 square meters, on which there is a building that covers about 4,700 square meters, which is registered to the Israeli Development Authority, and which is situated between the Ramat Hachayal Industrial Zone and Kiryat Atidim in Tel-Aviv, to a third party which is not an interested party in the company, for a sum of NIS 57 million plus VAT, including land-betterment taxes that apply to the buyer, while the net proceeds to the company before betterment tax were NIS 43 million.

11.5	In addition to the above, the Company’s subsidiaries and/or associated companies hold and/or rent plants, offices, warehouses at different sites all over the country including Rosh Ha’ayin, Afulah, Migdal Haemek, Caesarea, Carmiel, Holon, Haifa, Zrifin and more. For more information on this matter, see section 9.9, 10.9 (above) and 22.1.10, 22.2.10, 22.4.11 (below).

12.	Human Resources

12.1	The Company’s organizational structure :

The following is a diagram of the organizational structure of the Company and its subsidiaries true to the Date of the Report:

Office Supplies Marketing

Marketing
(48)

    Headquarters
(17)

Finance
(28)

Purchasing
& Logistics
(76)

Finance
(13)

Headquarters
&
miscellaneous
(10)

Manufac
turing
(481)

Purchasin
g &
Logistics
(57)

Marketing

(33)

IT

(39)

CEO and  headquarters of the
Group (20)

Paper and Recycling

The Company’s most important and main resource is its human capital. The development of human capital is a top priority for The Company, and it invests in training and seminars for its employees, including designated training for specific positions.

The group promotes a talent management process, under which, with respect to the managerial positions, job definitions have been established, and annual feedbacks and performance assessments were made for all members of management. The group has also adopted an MBO management method, which includes personal goals and indices (KPI) for each manager. In addition, a cross-organizational development process was carried out for middle management in the operating division.

12.2	Staff employed according to areas of activity

As of the reporting date, the company, through its subsidiaries, employed staff in two different segments of operation: in the packaging and recycling paper segment – 655 employees, and in the office equipment segment – 147 employees. The total number of employees employed by the company and its subsidiaries together is 822, 785 and 748 as of December 31, 2007, 2006 and 2005, respectively.

12.3	Employment agreements

As of the reporting date, employees of the company and its subsidiaries are employed under two types of agreements. 272 employees are employed under collective agreements and general extension orders in the field of industry that apply to them and 550 employees are employed under personal contracts.

Collective labor agreements

As aforesaid, as of the reporting date, 272 of the employees of the company and its subsidiaries are employed under a special collective agreement “Integrated Edition” (hereinafter in this section: “The Agreement”), which consists of the collective agreement signed in 1972 between Hadera Workers’ Council, the clerical union, the company’s workers committee and the company, as well as renewals to the agreement that were signed between the parties from time to time. The agreement is renewed with the parties’ consent every two-three years.

The agreement applies to all the employees that are employed by the company and its subsidiaries during the signing of the agreement and future employees, except for administrative workers, experts, teenagers, handicapped workers and day workers.

Once a position becomes available or a new position is created, the company may issue an in-house tender amongst its employees, thereby granting first priority to its own workers. Every worker accepted for the job is considered a provisional worker for a period of 24 months after which, according to management’s decision, a permanent employee status is granted to him/her. In addition, the company may hire “temporary” employees for a period of up to 12 months.

The employees’ wages are determined based on a table of wages and seniority at the company, which is updated in accordance with the agreements that apply to the company. In addition, the employees are entitled to various benefits such as: a vocational study fund and severance pay fund, incremental pay for work in shifts and for special calls of duty and other benefits.

12.3.1	Personal labor agreements

As aforesaid, as of the reporting date, 550 employees of the company and its subsidiaries are employed under personal contracts. Personal employment contracts, under which some of the company’s workers are employed, include the terms of employment, information on employees’ related rights (such as: annual vacation and advanced notice), provisions for pension funds and severance pay funds, as well as provisions for vocational study funds. Pursuant to said employment contracts, the employees are paid a monthly salary which increases from time to time by the amount of the cost-of-living increment, in accordance with the agreement between the “Histadrut” (Israel’s Labor Union) and the Manufacturers Association of Israel. Additional pay increments are added to the salary on a personal basis and are subject to the company’s discretion. In addition, in accordance with the personal contracts, the employee is entitled to one bonus monthly salary per year (13th month salary), as well as to the reimbursement of travel fare or a portion of his/her car expenses or alternatively, a company car provided to the employee.

The personal employment contracts also mostly include a non-competition clause in period as determined as in those employment contracts. Also, according to the employments contracts each party is entitled to terminate the contract by submitting a written notice mostly up to three months in advance.

12.4	Agreements with senior officers

12.4.1	Senior management employees of the company are employed under personal contracts. For details on personal employment contracts see section 12.3.1 above.

12.4.2	Directors’remuneration

On June 17, 2007, the general meeting of the company, following the approval of the board of directors dated March 7, 2007, approved the annual bonus and participation bonus for the company’s directors. The annual bonus for directors, including outside directors and including directors that are controlling shareholders or family relations of controlling shareholders, is NIS 40,000 while the meeting participation bonus is NIS 1,550.

12.4.3	Letters of indemnification

Pursuant to the resolutions of the general meetings of the company dated June 21, 2006 and July 14, 2004, the company issued letters of indemnification to all the directors and officers of the company, including directors that may be considered controlling shareholders in the company (Mr. Zvika Livnat and Mr. Yizhak Manor), by virtue of being controlling shareholders in IDB Holdings, which is an indirect controlling shareholders of the company. For additional details see footnote 2 above. For details on the letter of indemnification see section 17.1 below.

12.4.4	Officers’liability insurance

On June 17, 2007, following the approval of the company’s audit committee board of directors, the company’s shareholders meeting approved the company’s agreement for the acquisition of an officers’ liability insurance policy for the period commencing June 1, 2007 until May 31, 2008, and a premium payment in the amount of $40,000. The policy was acquired from an insurance company, which is a company owned by a controlling shareholder in the company. The policy is under market conditions and in accordance with customary transactions of this type. According to the company’s decision, said insurance policy will also apply to directors that might be considered controlling shareholders in the company (The honorable gentlemen Zvika Livnat and Yitzchak Manor). The amount of insurance coverage ($6 million) and premium under said policy are identical to the amount of coverage and premium of previous policies for the years 2006 and 2005.

12.4.5	Employee stock option plans

12.4.5.1	Bonus plan for employees in the group 2008

A.	Subsequent to the balance sheet date, on January 14, 2008, following the approval of the audit committee, the board of directors of the company approved a bonus plan for senior employees in the company and/or in subsidiaries and/or in associated companies of the company (hereinafter in this clause: “the plan”), under which up to 285,750 option warrants (hereinafter in this section: “Option Warrants”), each exercisable into one ordinary share of the company, will be allotted to senior employees and officers in the group, including the CEO of the company which, on the date of approval of the allotment, accounted for 5.65% if the issued share capital of the company. The offerees in the said plan are not interested parties in the company, except for the CEO who is an interested party by virtue of his position. Pursuant to the conditions of the said option warrants, the offerees who will exercise the option warrants will not be allocated all of the shares derived therefrom, but only a quantity of shares that reflects the sum of the financial benefit that is inherent to the option warrants at the exercise date only. As at the reported date, the option warrants granted in the frame of the plan to senior employees in the company and/or in subsidiaries were allocated. As at the reported date, the option warrants granted in the frame of the plan to the CEO of the Company and to senior employees in associated companies of the Company have yet to be allocated.

The sum of the expenses for the above allotment program is estimated at 27 million NIS. The impact of the program on the combined financial statement is estimated at 22 million NIS.

The option warrants are not registered for trading. The company has obtained approval from the TASE and AMEX to list for trading the ordinary shares that will be allotted to the offerees upon the exercise of the option warrants.

B.	Vesting period for the option warrants

The option warrants may be exercised at the following dates, provided the offeree is employed by the company and/or a subsidiary and/or an associated company, on that date:

1.	Each offeree shall be entitled to exercise one quarter of the amount of the option warrants offered to him pursuant to the plan (hereinafter: “The First Tranche”) at the end of one year from the determining date (hereinafter: “The End of the Vesting Period of the First Tranche”) and up to four years from the determining date. Subsequent to the said four years, all the option warrants included in the First Tranche and not yet exercised will expire and shall offer no rights whatsoever.

2.	Each offeree shall be entitled to exercise another (second) quarter of the amount of the option warrants offered to him pursuant to the plan (hereinafter: “The Second Tranche”) at the end of two years from the determining date (hereinafter: “The End of the Vesting Period of the Second Tranche”) and up to four years from the determining date. Subsequent to the said four years, all the option warrants included in the Second Tranche and not yet exercised will expire and shall offer no rights whatsoever.

3.	Each offeree shall be entitled to exercise another (third) quarter of the amount of the option warrants offered to him pursuant to the plan (hereinafter: “The Third Tranche”) at the end of three years from the determining date (hereinafter: “The End of the Vesting Period of the Third Tranche”) and up to five years from the determining date. Subsequent to the said four years, all the option warrants included in the Third Tranche and not yet exercised will expire and shall offer no rights whatsoever.

4.	Each offeree shall be entitled to exercise another (fourth) quarter of the amount of the option warrants offered to him pursuant to the plan (hereinafter: “The Fourth Tranche”) at the end of four years from the determining date (hereinafter: “The End of the Vesting Period of the Fourth Tranche”) and up to six years from the determining date. Subsequent to the said six years, all the option warrants included in the Fourth Tranche and not yet exercised will expire and shall offer no rights whatsoever.

C.	Economic value of the options

As of the date of approval of the allotment as aforesaid (January 14, 2008), the economic value of an option warrant was NIS 96.43. This economic value was computed using the “Black and Scholes” formula taking into consideration the closing price of the company’s shares on the stock exchange on January 13, 2008 (the last trading day before the board of directors’ resolution), which was NIS 237.40 per share, while the weekly standard deviation was 4.3%. The following assumptions were taken into consideration in the calculation of the economic value: a. All the option warrants shall be exercised on the last day of their exercise period; b. assuming the exercise of all the option warrants and theoretically assuming the allotment of the maximum amount of exercise shares. It is hereby clarified that pursuant to the plan, the maximum allowable allotment, is only in the amount of the bonus; c. The computation of the economic value does not take into account the fact that the option warrants will not be registered for trading on the stock exchange, and does not take into account the restriction on the options during the restriction periods set forth in the plan; d. the standard deviation was computed in accordance with the weekly returns of an ordinary share of the company for the six months ended on December 31, 2007; e. the annual discount rate for the option warrants was set at 4.5%.

D.	The exercise price

The option warrants are allocated to the Offerees free of charge.

The exercise price of each of the option warrants shall be NIS 223.965 per share. The exercise price is determined according to the average closing price of an ordinary share of the company on the stock exchange in the thirty (30) trading days preceding the date of the board of directors’ decision on the approval of the plan (January 14, 2008), after deducting 10% (hereinafter: “The Exercise Price”).

On the exercise date the offerees will not be required to pay the exercise price and the exercise price will only be used to determine the amount of the bonus and the amount of exercise shares that will actually be allotted to the offerees, shall be calculated according to the conditions of the remuneration plan. The payment that the Offerees will actually make to the Company upon exercise of the options will only be equal to the level of the par value of the shares actually allocated (or transferred) to them upon the exercise.

E.	Further Instructions

Also, the option plan includes further instructions regarding the price of exercising of the option warrants, adjustments in cases of changes in equity and dividend payment and entitlement to exercise the options in case termination of employment.

12.4.5.2	Options plan 2001

In 2001 the board of directors of the company approved two option plans (an options plan for employees in the group and an options plan for senior officers in the group). As of the reporting date, the full amount of options allotted under said plan were exercised or have expired.

12.5	Extraordinary transactions with officers or controlling shareholders

The Articles of Association of the company includes a provision under which, subject to the provisions of the Companies Law, a transaction of the company with an offer or shareholder of the company or a transaction of the company with another person in which the offer or shareholder of the company has a personal interest, and which are not extraordinary transactions, shall be approved as follows:

A. An engagement as aforesaid, in an extraordinary transaction, shall be approved by the board of directors by the audit committee or by another organ authorized thereto by the board of directors, whether by a specific decision or in accordance with the directives of the board of directors, whether by a general authorization, or by authorization for a certain type of transactions or by authorization for a particular transaction.

B. The approval of transaction that are extraordinary as stated in sub-section a above, may be carried out by granting a general approval to a certain type of transactions or by approving a particular transaction;

Subject to the provisions of the Israeli Companies Law, a general notice given to the board of directors by an officer or controlling shareholder in the company, concerning his personal interest in a particular entity, while specifying his personal interest, shall constitute disclosure by the officer or controlling shareholder, to the company, of said personal interest, for the purpose of any engagement with an entity as aforesaid, in an extraordinary transaction.

On March 7, 2006, the board of directors of the company approved that the company’s management is the authorized entity to approve extraordinary transactions by the company with an officer or controlling shareholder or a transaction by the company with another person, in which the officer or controlling shareholder in the company has a personal interest, as stated in the above section.

The company and/or its subsidiaries have several engagements with interested parties in the company and/or with companies in which the interested parties in the company are controlling shareholders therein, which are conducted in the course of ordinary business under such conditions and at such prices which are not different from those acceptable in the company with respect to its other clients and suppliers such as the purchasing and leasing of equipment, cellular communications and insurance issues.

13.	Enforcement procedure

On August 8, 2007, the board of directors of the company adopted a plan that includes an enforcement procedure concerning the duties of reporting in accordance with Israeli securities laws and an enforcement procedure concerning the prohibition to use inside information. The plan was approved in accordance with the company’s policy to enhance transparency and ensure maximum control over the management of its business. Under the plan, the company’s legal counsel was placed in charge of the enforcement and execution of the plan. The plan includes two main procedures: One, an enforcement procedure concerning the company’s duties of reporting under Israeli securities laws. This procedure is designed to ensure that the company complies with all the reporting duties applicable thereto (inter alia, the annual reports, quarterly reports and immediate reports) and that it adequately reports the approval of transactions with officers and controlling shareholders. Under this framework, the company approved the establishment of a remuneration committee and to authorize it to approve the terms of employment of officers, except for the CEO, which do not constitute unexceptional transactions. The second procedure is an enforcement procedure concerning the prohibition to use inside information. This procedure was designed to assist in ensuring the existence of regulations that prohibit the use of inside information for the purpose of trading in securities of the company. The procedure will help the company to reduce the risks that arise from the use of inside information. Under this procedure, a person was made responsible of inside information affairs, and is in charge of handling the issue. Among other things, the procedure established different guidelines and limitations that apply to “insiders” in the company (as they are defined in the procedure) in connection with trades in securities of the company and regarding the provision of information about the company.

14.	Financing

The company finances its activity from independent sources and bank loans. It should be noted that the company has issued 2 series of bonds. In 1992, the company issued bonds to institutional investors in the amount of NIS 48 million (hereinafter: “Bonds Series 1”). The bonds bear an interest rate of 3.8% per annum while the principal and interest are linked to the CPI. The balance of bonds as of December 31, 2007, in the amount of NIS 14.1 million, is repayable in two equal installments during the month of June of each of the years 2008-2009. The bonds are not convertible to company shares and are not registered for trading on the stock exchange. In December 2003 the company issued, by way of private placement bonds through a tender offer to institutional investors in the amount of NIS 200 million (hereinafter: “Bonds Series 2”). The bonds bear an interest rate of 5.65% per annum while the principal and interest are linked to the CPI. The principal is repayable in seven equal installments as of December 2007. The balance of the bonds, as of December 31, 2007, in the amount of NIS 182 million is repayable in 6 equal annual installments during the month of December of each of the years 2008-2013. The bonds are not convertible to company shares and are not registered for trading on the stock exchange.

Below are details regarding the volume of loans assumed by AIPM and the average interest paid thereupon as at December 31, 2006 and 2005:

31.12.2007		Sources of Finance	Actual Sum (In NIS M)	Average Interest	Payment Date
Short Term Loans	Non-linked	Banks	143	4.7%
Long-Term Loans	Linked to Prime	Banks	34	5.7%	2012-2014
Long-Term Loans Series 1 Debentures	Index Linked	Institutional Bodies	14	3.8%	Up to 2009
Long-Term Loans Series 2 Debentures	Index Linked	Institutional Bodies	182	5.65%	Up to 2013

31.12.06		Sources of Finance	Actual Sum (In NIS M)	Average Interest	Payment Date
Short Term Loans	Non-linked	Banks	203	5.9%
Long-Term Loans	Linked to Prime	Banks	39	6.6%	2012-2014
Long-Term Loans Series 1 Debentures	Index Linked	Institutional bodies	20	3.8%	Up to 2009
Long-Term Loans Series 2 Debentures	Index Linked	Institutional bodies	207	5.65%	Up to 2013

31.12.05		Sources of Finance	Actual Sum (In NIS M)	Average Interest	Payment Date
Short Term Loans	Non-linked	Banks	93	4.5%
Long-Term Loans Series 1 Debentures	Index Linked	Institutional bodies	27	3.8%	Up to 2009
Long-Term Loans Series 2 Debentures	Index Linked	Institutional bodies	207	5.65%	Up to 2013

The company has not committed to any financial covenants. As of the reporting date, the company has a banking credit facility of NIS 366 million, of which, as of December 31, 2007, a sum of NIS 177 million has been used.

On-call loans held by the Company are with a variable interest rate. An interest update is carried out during the Bank of Israel’s change in interest rates. During the years 2007, 2006 and 2005 the average interest rate in respect of these loans was 4.3%-5.3%, 5.3%-6.3% and 4.3%-5.3%, respectively.

The average interest rate close to the reporting date was 4.5%.

The Company has liability towards Hogla-Kimberly in accordance a capital note was granted in the amount of approximately NIS 33 million, for further details see Note 4 to the Company’s financial reports dated December 31, 2007.

The company has a credit rating for the Series I and Series II bonds issued by the company of AA-/Stable. (The credit rating AA- was issued in December 2003 and was ratified in April 2006. In February 2008, the credit rating of said bonds was validated with a credit outlook of AA-/Stable).

As stated in section 9.1.4.4 above, on November 19, 2006, the board of directors of the company approved the acquisition of a new machine which manufactures packaging paper. The value of the entire transaction, which was approved by the board of directors, including a related investment in a paper waste collection system (which is used as raw material) is NIS 690 million. In addition to capital raised under the private placement in November 2007, as aforesaid in section 5.4, the company is examining several ways to raise the funds required to complete the acquisition of the new machine, including by way of a public offering of the company’s securities.

The Company forms part of the I.D.B. Group and is influenced by the Israel Banking Supervisor’s “Correct Banking Management Regulations”, which include amongst other things, limits to the volume of loans an Israeli bank can issue to a single borrower; to a single “borrowing group” (as this term is defined in the said regulations), and to the six largest borrowers and “borrowing groups” at a bank corporation. I.D.B. Development, its controlling shareholders and some of the companies held thereby, are considered to be a single “borrowing group”. Under certain circumstances, this can influence the AIPM Group’s ability to borrow additional sums from Israeli banks as well as upon their ability to carry out certain business transactions in partnership with entities that drew on the aforesaid credit.

15.	Taxation

15.1	Tax benefits arising from the (Israeli) Law for the Encouragement of Capital Investments - 1959 (hereinafter: “The Law”).

According to the Law, the activity (hereinafter in this clause: “The Factory”) was eligible for different tax benefits (primarily reduction of tax rates) until 2003 by virtue of several of its production facilities being awarded “Approved Enterprise” status.

During the benefit period – Primarily 7 years starting with the year where taxable revenues were first generated by the Approved Enterprise (and provided that the time limits set by the law have not elapsed) – Company revenues derived from the “Approved Enterprises” it owns is subject to reduced tax rates, or these revenues are alternately tax exempt, as follows:

1)	Corporate Taxes at a 25% rate instead of the normal rate (see (d) below).

2)	Tax exemption for revenues from certain Approved Enterprises who have selected to apply for the “alternative benefit track” (renouncing eligibility for state-guaranteed loans in exchange for the tax exemption); this exemption is for a four-year period, subsequent to which the revenues from said plants will be eligible for the 25% tax rate for three years.

The part eligible for tax rate benefits, out of the taxable revenues, is based on the ratio of turnover associated with the Approved Enterprise and the total turnover of those companies, and accounting for the ratio of Approved Enterprise assets to the total assets of those companies; the turnover associated with the Approved Enterprise is generally calculated as the increase in turnover over the “baseline” turnover specified in the letter of approval.

The benefit period for the activity’s Approved Enterprises ended at the end of 2003.

The above benefits are contingent on meeting stipulations set by the Law, on regulations based on the Law and by the letters of approval forming the base of investments made in Approved Enterprises. Non-conformance with these stipulations may cause the benefits to be revoked, in whole or in part, and benefit payments that were given to be reimbursed, together with CPI linkage differences and interest.

15.2	Measuring results for tax purposes according to the (Israeli) Income Tax Act (Adjustments for Inflation) – 1985 (hereinafter: “The Adjustment Act”)

According to the Adjustment Act, results for tax purposes are measured on a real-term basis, accounting for changes to the CPI. Companies operating in the activity are taxed subject to this act.

15.3	Industry Promotion Act (Taxes) – 1969

The companies operating in the activity are “industrial companies” as defined in the above act. The companies have claimed, under this status, depreciation at accelerated rates for equipment used in industrial operations, as defined in the regulations based on the adjustment act.

Under this act, AIPM also files a consolidated statement for tax purposes, along with Amnir and AIPM Paper Industries .

15.4	Tax rates applicable to revenues not derived from Approved Enterprises

The company’s revenues (except for revenues derived from Approved Enterprises, see “a” above) are taxed at normal corporate tax rates. Until Dec-31-2003 the applicable corporate tax rate was 36%. In July 2004, Amendment no. 140 to the Income Tax Act was published, stating that the normal corporate tax rate will be gradually decreased from 36% to 30%. In August 2005 a further Amendment to the act (No. 147) was published, modifying the corporate tax rates set in Amendment No. 140; subsequent to these modifications, the applicable corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005–34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 onwards – 25%.

As a result of changes to said tax rates, the company has updated the deferred tax balances in the years 2004 and 2005 (at those dates when the act was amended), accounting for the anticipated tax rates in coming years. The effect of the change was reported in the Statements of Income for those years.

The companies operating in the paper and recycling area have finalized tax assessments through Dec-31-2005.

15.5	Carryover Tax Losses

The balance of carryforward losses of the joint companies, as of December 31, 2007, 2006 and 2005, amounts to NIS 24,334,000, NIS 24,036,000 and NIS 22,470,000, respectively.

According to the Adjustment Act, carryover losses are linked to the CPI and may be utilized without any time limits.

Graffiti has tax assessments deemed final through Dec-31-2002.

For additional details on this matter see Note 7 to the financial statement of the company as of December 31, 2007.

For details on the tax aspects in Turkey in connection with KCTR, see section 22.3.12 below.

16.	Insurance

The company and its subsidiaries are insured by Clal Insurance Ltd., a company controlled by IDB Development, under the insurance policies specified hereunder: (a) insurance of fire damage and loss of profits (b) insurance of terror damage (c) insurance of mechanical (d) insurance of employers’ liability (e) insurance of third party (f) insurance of goods in transit (g) officers’ liability insurance (as detailed in section 12.4.5 below). The policies are valid until the 31st of May 2008. The total annual insurance premium of all the insurance policies set forth above in respect of the company and its subsidiaries in 2007 was NIS 2-3 million. The company has additional insurance policies in immaterial amounts, such mandatory insurance and comprehensive insurance for its vehicles. According to the company’s estimation the insurance coverage of the company is commensurate.

17.	Material Engagements

17.1	Letters of indemnification – Pursuant to the resolutions of the general meetings of the company dated June 21, 2006 and July 14, 2004, the company issues letters of indemnification to all the directors and officers of the company, including directors that are considered controlling shareholders in the company (Mr. Zvika Livnat and Mr. Itzhak Manor), as they may be from time to time. Under the letters of indemnification, the company provides all the directors and officers therein, as they may be from time to time, indemnification in advance, in accordance with the company’s Articles of Association and the provisions of the Companies Law in respect of any liability or expenses imposed on the officer in consequence of actions he has taken and/or will take by virtue of being an officer of the company, which are related directly or indirectly, to one or more of the type of events outlined in the letters of indemnification, such as: (a) transactions and/or actions performed directly and/or indirectly in the course of the group’s activity, including the transfer, provision, sale or acquisition of assets or liabilities including securities or different rights, and including purchase offers of any type or merger of the company with another entity as well as a transaction in securities issued by the company, whether the company be a party to these transactions and actions or not; (b) an offer, issuance and buy-back of securities by the company or by the shareholders of the company, including, but without derogating from the generality of the aforesaid, a public offering under a prospectus, a private offer or an offer by another other way; (c) an event that arises from the company being a public company or that arises from its shares being offered to the public or that arises from its shares trading on the stock exchange in Israel or outside Israel; (d) events related to the performance of investments by the company in any corporations, including before, during and after the performance of the investment, and including actions carried out on behalf of the company with a director, officer, employee or observer in the board of directors of the corporation in which the investment is made; (e) an action in connection with the issue of licenses and permits; (f) an action directly or indirectly related to employer-employees relations in the company and to the company’s trade relations; (g) an action in connection with reports or announcements submitted in accordance with the law, or in accordance with the rules or guidelines of the stock exchanges in which the company is traded or in accordance with the provisions of tax laws applicable to the company; (h) the transfer of information required by law to interested companies in the company; (i) actions in connection with voting rights in investee companies; (j) all the transactions, actions and events set forth shall include the resolutions, agreements, announcements, disclosure documents and reports related thereto, and any other matter related to the aforesaid whether directly or indirectly, whether these transactions and/or actions have been completed or not, for any reason whatsoever.

The amount of indemnification pursuant to all the letters of indemnification that have been provided and/or will be provided to the offers and employees of the company, shall not exceed a cumulative sum equal to 25% of the company’s shareholders’ equity in accordance with the last consolidated financial statements published prior to the actual provision of indemnification. It is furthermore noted that, in the event where an officer receives indemnification from the insurer of the officers’ insurance policy, concerning the matter which is the subject of indemnification, the indemnification shall amount to the difference between the amount of financial liability imposed on him and legal expenses, and the amount received from the insurer in respect of the same matter, provided the amount of indemnification to which the company has committed does not exceed the maximum amount of indemnification

17.2	Agreement for the sale of holdings in TMM – in the beginning of 2007, the company completed a transaction under which it sold to CGEA, pursuant to an agreement signed on January 4, 2007, all its holdings in TMM directly (though a complete purchase offer) and indirectly (under an agreement with CGEA for the sale of its holdings in Bartholome) for a total consideration of $27 million, so that AIPM completely ceased to hold shares in TMM. For additional details see section 22.5 below.

18.	Legal Proceedings

There are no material legal proceedings, including requirements of government authorities, against the company. Regarding legal proceedings that appear in the financial report , see note 9 in the financial statements of the company as of December 31, 2007 enclosed to this report.

19.	Business Objectives and Strategy

AIPM, together with its strategic partners in various fields (associated companies) aspires to continue to develop its business both in Israel and abroad, while being rigorous about its market leadership and innovation at the same time, and while constantly improving its products and customer service. This is in addition to expanding its production capacity, broadening its basket of products and its span of activity, while simultaneously continuing to improve efficiency in all production cost components.

AIMP examines from time to time, subject to business opportunities and the company’s decisions on this subject, the inclusion of strategic partners for its activities that are currently carried out by fully-owned subsidiaries.

As part of the above mentioned measures, the Company is initiating steps to achieve synergy between the Group’s companies in order to gain economies of scale for the Group and gain more efficiency and cost cutting, including energy and raw materials costs.

The company continues the implementation of cross-organizational plans: The talent management plan, for the definition of key performance indicators and for the improvement of performance, as well as plans for the development of middle management for operations. For details see section 12.1 above.

In addition, the company has adopted a plan for the implementation of work processes and marketing approaches targeted on institutional markets, for the intensification of the companies’ added value in client perception and the improvement loyalty premium and price on the basis of differentiation of products and service. The plan is at various stages of implementation in the group’s companies. In addition, the company has adopted a Center Lining plan (which is also implemented at the global Kimberly-Clark) for the improvement of production line, designed to enhance the operating performance. The plan’s methodology creates a common basis for all the divisions that affect the operation of machines, such as: maintenance, technology and operations, while continuously measuring the variance of selected parameters, to create a process of continuous improvement in quality and costs. The company continues to assimilate the plans in all the group’s companies in order to exhaust the potential in the next few years.

The company performs a reorganization process in the purchasing department in order to save the purchasing costs for the group. An annual purchasing work plan was prepared in 2006, at the Group and Company level, including objectives and indexes. Moreover a process of spend analysis has been launched at the Group, in order to define the main purchasing categories and the potential for group savings,to improve the purchasing infrastructure from the aspect of information systems for planning and control, purchasing categories and the unification of items at the Group. Under the reorganization in the purchasing department, the organization structure was also changed.

At the same time, the company has been conducting marketing activity according to the B2B client orientation, aimed at creating a business client focus based on the understanding of the clients’ needs, their value to the company and their prioritization, to create an advantage and differentiation in company solutions, which would enhance loyalty and improve premiums relative to competitors.

The company has also been implementing a pro-active approach with respect to safety and management culture, under which employees should identify risks and take action to prevent them, while the responsibility for the safe operation of the various tools lies with all the staff. The purpose of this approach is to minimize safety events, increase the information on risks and expand the cooperation between managers and staff on the subject of safety, quality and other activities in the company.

These actions, together with a focus on plans for saving costs and raising prices are designed to contribute to further rationalization, reduce the effect of input price increases on results and improve profitability.

As stated in section 9.1.4.4 above, the company is setting up a new facility, according to the Board of Director’s approval, for the manufacture of packaging paper (machine 8), that will allow the company to meet the growing demand of the domestic market, at a more competitive cost to the company and with a higher paper quality relative to imports. According to the Company, after the establishment of the new facility and its due operation in 2009 and another machine’s lockout, there will be an increase in the Company’s packaging paper’s production from 160 thousand tones a year to 330 thousand tones a year. Purchase of the new paper packaging machine requires doubling, over the coming years, of collection volume of paper waste to serve as raw material for packaging paper production. Accordingly, the company, through Amnir, is preparing to increase the quantity of paper waste collection, which are currently being used for raw material for the manufacturing of packing paper in the next few years, towards the setting up of the new facility, among others, by expanding the collection of paper waste among existing clients and developing new sources of collection, adapting the organizational structure, examining an alternative site and accumulating inventory.

As of the Report Date, the Company is reviewing and promoting installation of a power plant intended to provide steam and electricity for the production system in Hadera, and to sell excess electricity to the Israel Electric Company and/or to private customers. The power plant, should it be installed, is planned to operate on land acquired for this project adjacent to the Company facility in Hadera, and is to be operated by natural gas to be supplied by EMG, pursuant to the agreement described in section 9.14.3 above. Approval of the power plant project is delayed, inter alia, due to delayed publication of arrangements and tariffs for sale of electricity to the grid. The anticipation to those publications regarding the hedging to the manufacturers in this industry according to Government’s decisions and regulations that followed (between the years 2002-2005). The Company is examining also the construction of the power plant in stages.

The above information regarding construction of the power plant constitutes forward-looking information as defined in the Israeli Securities Act, based on company estimates as of the Report Date. This estimate may not materialize, in whole or in part, or may materialize differently due to, inter alia, changes to the Company’s work plan, regulatory changes, market conditions, economic feasibility review, dependence on external factors or any of the risk factors set forth in section 9.16 and 21 below.

In the area of office equipment, the company’s goals are to continue the reinforcement of Graffiti’s position as a market leader in direct supply of office equipment to institutions and businesses in Israel (“One Stop Service”), while focusing on expanding the range of products offered to existing clients, increasing the marketing activity vis-à-vis potential clients and expanding the use of e-commerce site.

In addition, as stated in section 9.12 above, the company plans to promote the means by which to reduce the wastewater channeled to the Hadera River from the company’s site and the reuse of some of this wastewater in the Hadera site.

The company also continues its efforts to promote the processes of innovation in the group’s companies by developing new products and through competitive differentiation.

The company’s strategic goals as laid out above are based on the company’s objectives and ambitions as of the reporting date and could change in accordance with the relevant decisions made by the company.

Said information is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on information existing in the company as of the date of the report. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. The major factors that could impact this are business opportunities the company may have, dependence on external factors, changes in demand and supply, developments and changes in regulation and/or realization of any of the risk factors outlined in section 9.16, 10.14 and 21 below.

20.	Anticipated development over the next year

As part of the expansion of the manufacturing array of packaging paper, the company anticipates that it will complete the acquisition of the new machine (Machine 8), as mentioned in Section 9.1.4.4, above, in the course of the coming year. In addition to capital raised under the private placement in November 2007, as aforesaid in section 5.4, the company is examining several ways to raise the funds required to complete the acquisition of the new machine, including by way of a public offering of the company’s securities.

The power plant project, that is intended to provide steam and electricity for the manufacturing operations in Hadera and to sell surplus electricity to Israel Electric Company and/or private customers, is being delayed, inter alia, due to delayed publication of arrangements and tariffs for sale of electricity to the grid. The expectations for these publications are based on the protection afforded to manufacturers in industry, by virtue of government resolutions and regulations that followed (between the years 2002-2005). The Company is also reviewing a multi-stage approach to construction of the power plant. The station will be built on land that was acquired for the project in proximity to the Company’s site in Hadera and its operation will be based on natural gas that will be supplied from EMG, in accordance with the agreement, as aforesaid in Section 9.14.3 above.

As at the date of the report, the Company is formulating a multi-annual plan for social responsibility that will be launched in 2008 and will empower the organization’s operations in this area. The company is working to create ethical business growth that will be sustainable and profitable and that will encompass assuming responsibility and influence, inter alia, on the market environment (clients, suppliers, competitors, authorities, etc.), the work environment, employee rights and safety, employee development, investment plans in the community and employee volunteering.

The company’s assessments regarding the expansion of the packaging paper manufacturing array, the power plant project and the social responsibility project as mentioned above, constitute forward-looking information, as defined by the Securities Law, based on information held by the Company as at the date of the report. These estimations may not materialize, in whole or in part, or even materialize in a manner essentially different than expected. Major factors which may impact this include changes to market supply and demand, changes to company plans, obtaining regulatory authorization and/or materialization of any of the risk factors set forth in section 9.16, 10.14 and 21 below.

21.	Risk Factors

21.1	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Israel Eldar, the Company’s Comptroller.

21.2	Macro-Economic Risk Factors

21.2.1	Economic, political and social situation

An economic slowdown in Israel or globally and/or a deterioration of the political and security situation in Israel and outside Israel could have an adverse effect on the financial situation of the company and the group’s companies. In addition, these circumstances could reduce the demand for the company’s products, and as a result hurt sales, financial results and profitability.

21.2.2	Inflation

Since the Company possesses a significant surplus of liabilities linked to the CPI, especially for the debentures that the Company had produced, for an overall amount of NIS 196 million, a high inflation rate could result in significant financial expenses. The Company occasionally enters into hedging transactions to cover the said exposure on account of the liabilities. A high inflation rate may also impact payroll expenses, which are adjusted over time to changes in the consumer price index.

At the beginning of 2008 the company entered into hedging transactions against increases in the CPI, for a one-year period, in the amount of NIS 140 million, following previous transactions made in December 2006 and in January 2007, and terminated at the end of 2007.

21.2.3	Exposure to Exchange Rate Fluctuations

The Company and its consolidated subsidiaries and associated companies are exposed to risks on account of changes in exchange rates, whether due to the import of raw materials and finished goods, or due to exports to foreign markets. Changes in exchange rates of various currencies against the NIS may erode profit margins and cash flows.

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS.

In September 2007 the company entered into dollar/Euro hedging transactions for periods of up to four months, in the amount of NIS 13.4 million, terminated at the end of 2007. In December 2007, the company entered into buy and sale transactions of Euro – NIS options for up to one year period for 20 million Euro.

21.2.4	Interest Risks

The company is exposed to changes in interest rates, primarily in respect of bonds it has issued in the amount of NIS 196 million, as of December 31, 2007. For details see section 14 above.

21.3	Field-Specific Risk Factors

For details regarding field-specific risk factors, see Section 9.16.1 below for the packaging paper and recycling activity and Section 10.14.1 below, for the office supplies marketing activity.

21.4	Special Factors

21.4.1	Accounts Receivable Risks

Most of the sales of the Company and its associated companies are made to many customers in Israel, with some sales being made without full collateral. Exposure to accounts receivable risk is generally limited due to the relatively large number of customers. The companies constantly review customer quality to determine the necessary provision for doubtful debts. The financial statements reflect appropriate provisions for doubtful debt.

21.4.2	Group of Borrowers

As the company is part of the IDB Development Group, the group may be affected from the directives of proper banking management of the Supervisor on Banks in Israel which, inter alia, include restrictions on the amount of loans an Israeli bank may provide to a single borrower and to a group of borrowers. IDB Holdings and some of the companies in the IDB Group are considered as one group of borrowers. This may, under certain circumstances, affect the company’s ability to borrow funds from an Israeli bank.

As to the risk factors in each of the company’s fields of operation, see sections 9.16 and 10.14 below.

21.5	The extent of impact of risk factors

Following below is a list of the Company’s risk factors and their influence upon the Company: For details regarding the company’s assessment of the type and degree of influence of the field-related risk factors, see Sections 9.16.1 and 10.14.1, above.

Risk Factors	Degree of Impact
	Major Impact	Medium Impact	Minor Impact
Macro-economic factors		— Economic, political and social situation — Exposure to exchange eate fluctuations	— Interest risks — inflation
Special Factors		— Accounts Receivable Risks — Group of Borrowers

22.	Investments in Associated Companies

Following below is a description of the Company’s principal associated companies. The results of operation of these companies are not consolidated in the Company’s financial reports and are presented as part of “Investments in associated companies”section in the company’s financial reports.

22.1	Mondi Hadera Paper Ltd.

Mondi Hadera manufactures printing and writing paper, and sells imported paper, such as coated paper and special paper, complementary to its product range. Additional details concerning Mondi and its activities will be given below.

22.1.1	General

22.1.1.1	Mondi is a privately-held company established at the end of 1999 under the framework of a transaction arranged between the company and an Austrian company Neusiedler AG, which, as of the date of this report, belongs to the Mondi Holdings Group. Neusiedler AG changed its name to Mondi Business Paper Ltd. (hereinafter: MBP). On February, 2000 , MBP purchased 50.1% of the company’s activity in the area of writing and printing papers, that was separated prior to the transaction and transferred to Mondi, which as aforesaid, was established for this purpose.

Following the transaction, as of the date of this report, Mondi’s shareholders are AIPM (which holds about 49.9% of Mondi’s issued capital) and Neusiedler Holdings BV, a company that belongs to the Mondi Holdings Group (which holds 50. 1% of Mondi’s issued capital).

22.1.1.2	The main points of the agreement between AIPM and MBP According to agreements that were signed by both parties (hereinafter: “The Agreement”) are as follows:

A.	As long as any one of the parties, AIPM or MBP, holds at least 49% of the capital stock in Mondi, the number of directors each shareholder is entitled to appoint will be identical. In accordance with the aforesaid and as of the date of this report, Mondi’s Board of Directors has six directors, three appointed by the Company and three appointed by MBP. The Board of Director’s decisions are accepted by a majority vote. For investments up to $250,000 can be approved by MBP’s appointed directors only. The chairman of the board of directors is appointed from among the MBP directors, while the deputy chairman is appointed from among the AIPM directors. The Board of Directors appoints the CEO, the COO, Marketing Director and the CFO.

B.	In accordance with the Agreement, each of the parties has the right of first refusal whenever one of the parties wishes to sell its holdings in Mondi, subject to the aforesaid Agreement’s fixed terms. Should material events take place as described in the Agreement (such as: intentional violation of specific instructions in the Agreement), the other party will have the option to purchase all of its holdings in Mondi. In addition, should certain events take place as described in the Agreement (such as: an intentional violation of the Agreement by the Company), the Company has granted MBP the option to sell all of its holdings in Mondi to the Company. In the event the aforesaid option is actualized, the sales price will be set in accordance to the estimation of value,. However, Mondi’s value shall not be less than the sum stated in the agreement.

C.	MBP was granted the option, unlimited by time and realizable at any time, by which MBP will be allowed to sell its holdings in Mondi to the Company at a price 20% lower than Mondi’s value. According to the Agreement, Mondi’s value will be set according to a valuation that will not be less than the sum stated in the agreement. According to oral understandings between the parties, MBP can actualize the option only in the most exceptional cases, such as those that paralyze production in Israel for long periods. It is the Company’s estimation, the likelihood for such an occurrence is highly slim.

D.	Mondi’s management and operating system was set by MBP and in accordance with its procedures. The process for constructing Mondi’s budget will be made in accordance with MBP’s requirements. Technical and operational control is performed by persons appointed by MBP. MBP is entitled to appoint Mondi’s auditing CPA.

E.	The Agreement includes directives regarding decision making process in the Board of Directors should the holdings of the two parties will decrease.

F.	According to the Agreement, all the decisions by the general assembly will be accepted with a 75% majority.

G.	In accordance with the Agreement’s terms, the Company supplies Mondi with various services such as infrastructure and maintenance services, as well as leasing it real estate and buildings required for its activity. On its part, MBP grants Mondi technical assistance, as well as assistance in marketing Mondi’s products in Europe and the rest of the world, which during 2007 was not actually utilized by Mondi. The services provided by the shareholders, as aforesaid, are given in lieu of payment that reflects market prices. Furthermore, according to the Agreement and subject to the License Agreement signed by Mondi and MBP, MBP will allow Mondi the use of its brand names in exchange for covering the cost and without payment of royalties.

H.	Pertaining to the shareholders’ agreement concerning the limitations upon dividend distributions by Mondi, see Paragraph 22.1.2 below.

I.	In addition, the Agreement includes non-competition sections between the parties, in Mondi’s field of activity, in the time under the Agreement and an additional period afterwards – all according to the terms set in the Agreement.

J.	The Agreement shall be valid until the time that: (a) the shareholder’s entire holdings in Mondi will be transferred; (b) a joint decision to terminate the Agreement; (c) Mondi’s bankruptcy, insolvency or liquidation.

After a period of 20 years, from November 1999, it is possible to terminate the Agreement by a written notice beforehand. If the Agreement is not terminated after the 20 years as aforesaid, the Agreement is renewed for additional periods of 10 years each time while it can be terminated by a written notice 5 years beforehand.

22.1.2	Dividend distribution

Mondi has not distributed dividend to its shareholders for the past three years. As of December 31, 2007, Mondi has earnings of NIS 62.7 million appropriate for distribution.

In accordance with the agreement between Mondi’s shareholders, and with the lack of any other decision, no dividend shall be distributed that will result in a drop in the equity ratio to 30% or less than the total balance. Furthermore, in accordance with financial criteria to which Mondi has obligated itself to some of the banks, a dividend shall not be distributed that will result in a drop in the equity ratio to 22% or less.

22.1.3	Financial Information Regarding Mondi’s Activities of Operation

Below is detailed data concerning Mondi’s financial information during the years 2007, 2006 and 2005 (in NIS million):

	2007	2006	2005

Revenues	770.0	711.5	663.3
Gross profit	82.0	51.7	53.6
Operating Income	33.6	2.1	1.0

For additional financial information regarding Mondi, please review the financial statement attached to the report.

22.1.4	The economic environment and the impact of external factors on Mondi's operations

The cost of pulp, which is the main raw material in the manufacture of paper, has continued to rise during 2007 (at a rate of 12% in dollar terms against 2006), which is in addition to the price-hikes during 2006 along with the rising costs for energy and chemicals which considerably ground down Mondi’s profitability. However, as detailed below, the ratio of demand and supply of paper worldwide during 2007, allowed for an increase in sales prices for those types of products that Mondi sells. This constituted one of the important reasons for Mondi’s return to profitability.

22.1.5	Products and Services

22.1.5.1	Manufacturing fine paper and printing papers

Mondi is the only manufacturer in Israel of writing and printing paper. However, there are many importers operating in the Israeli market who import writing and printing paper, mostly from Europe.

The annual scope of Mondi’s production of writing and printing paper totaled about 142 thousand tons in 2007 against about 133 thousand tons in 2006 and about 126 thousand tons in 2005. The rise in manufacturing productivity derived from actualizing production goals defined in Mondi’s construction project for its paper machine (below in this chapter: “The Machine”) as carried out during 2005 whose aim was to improve paper quality and increase the manufacturing capacity to at least 137 thousand tons (see Paragraph 21.1.10 below).

Efficient operation of the machine along with increasing its operating speed contributed to the rise in Mondi’s production volume. Increasing production volume was another significant factor in getting Mondi back to profitability in 2007.

During 2007, about 102.5 thousand tons of paper produced by Mondi was marketed in the local market. The remainder of about 34 thousand tons was designated for direct export to Egypt, Jordan and Turkey. During the years 2006-2007, Mondi broadened its direct export to Middle Eastern markets until it cancelled export through MBP to Australia and the Far East. In Mondi’s estimation, this trend will continue for the coming years and the scope of Mondi’s export to Mid-East markets may even increase.

The above information concerning moving Mondi’s direct export to Far East markets to Middle Eastern ones and the possibility of broadening exports to Middle Eastern markets constitutes forward-looking information as defined in the Israeli Securities Act, and comprises forecasts and estimations alone whose actualization is not absolute and is based upon Mondi’s existing information as of the date of this report. Mondi’s forecasts and estimations may not actualize, in whole or in part, or even actualize in a manner essentially different than expected. The major factors that could influence this are dependent upon outside elements, changes in regulations in the area of activity, changes in supply and demand, Mondi’s marketing success as well and/or the actualization of one of the risk factors listed in paragraph 21.1.17 below.

In 2007 an increase of about 12 thousand tons in local sales was recorded (a rise of about 9.2%) against 2006. During 2006, an increase of 3.3 thousand tons against 2005 (a rise of about 2.6%) was recorded. In 2005, a decrease of about 1,000 tons (about 0.9%) against 2004 was recorded. The growth in Mondi’s sales to the local market during the years 2007, 2006 and 2005 against the earlier year totaled about NIS 75 million, about NIS 29 million and about NIS 20 million, respectively.

In the Middle Eastern direct export markets, an increase of 10 thousand tons was recorded in 2007 (about 44%) versus 2006. In 2006, there was an increase of 8.7 thousand tons (about 60.6%) against 2005. In 2005, a increase of about 5,200 tons (about 56%) against 2004 was recorded. The growth in Mondi’s direct export sales during the years 2007, 2006 and 2005 against the earlier year totaled about NIS 43 million, about NIS 32 million and about NIS 21 million, respectively.

In 2007, because of the redirection of exports from the Far East to the Middle East, Mondi exported hardly anything through MBP (except for 650 tons). During 2006, exports via MBP diminished by about 4 thousand tons against 2005 (about 20.1%). In 2005, exports through MBP decreased by about 18 thousand tons against 2004 (47%).

22.1.5.2	Sales of imported paper –

As mentioned above, Mondi compliments its basket of products by the importation of paper from Europe (such as coated and special papers that it does not manufacture), the USA and the Far East. In 2007, the annual scope of Mondi’s imports stood at about 43 thousand tons of paper, which are marketed only in the local market against 39 thousand tons in 2006 and 47 thousand tons in 2005.

Amongst Mondi’s suppliers are the Stora Enso company and the APP Group, who are its main suppliers of different types of coated papers. The association with Stora Enso is on the basis of commercial arrangements which are set up based on necessity. The association with the APP Group is from July 2006 through a number of suppliers from China belonging to the APP Group (one of the largest groups in the world in supply of coated papers activity). The agreements with the APP Group, as aforesaid, is valid for a period of two years, until June 2008, with an automatic extension for an additional year, except in the event that any party to the agreement notifies beforehand that it does not wish to continue the association. Under the aforesaid agreements, there exists an obligation on Mondi’s part to purchase from suppliers in the APP Group, as aforesaid, an amount of no less than about 15 thousand tons per year.

22.1.6	Clients

Mondi markets its products to a wide range of customers in Israel as well as abroad. Mondi has about 700 customers in Israel, the main ones being printing houses, paper wholesalers, office machinery wholesalers, paper products manufacturers and end-users. Mondi markets abroad to big wholesalers in the paper activity as well as to big printing houses and manufacturers in Jordan.

As of the Report Date, Mondi is not dependent upon any single customer or a group of customers that might significantly influence its operations. Furthermore, as of the Report Date Mondi does not have revenue from any single customer that constitutes more than 10% of its total revenues.

22.1.7	Marketing and Distribution

Mondi has a local distribution system which gives it the ability to market its products to a variety of its customers operating within the Israeli market. During 2006 and 2007, Mondi worked to expand its distribution set-up, and secured institutional tenders, including the provision of distribution services to customers down to the end-user level.

Distribution to Middle Eastern customers is carried out to the border points (to Egypt via the Nitzanim Terminal and to Jordan via the Sheikh Hussein Bridge) while transportation from these border points to the customers is done at the customers’ expense.

Mondi distributes its products from three logistic sites throughout Israel.

The largest and most central of Mondi’s sites is the Company’s site in Hadera, next to Mondi’s production and finishing installations. Most of the imported paper is also received at this site, and paper designated for exports is sent from there, by transfer to containers sent off to the ports by truck. At the time of the report, about 135,000 tons annually are distributed (some of the imported paper is sent directly from the port to the customer). This site serves Mondi largest customers throughout Israel.

The second largest site is located in Holon, and products are distributed from this site to Mondi customers in the Dan region and Jerusalem, to those customers who do not have the capacity to take in large quantities of paper, or customers demanding an immediate level of service. Distribution is performed from this site via trucks owned by Mondi, as well as via trucks belonging to Mondi customers.

The third site is located in Nesher, next to Haifa, and serves customers in the north. This site operates in a manner identical to the Holon one, albeit on a smaller scale.

Mondi sales are mostly sales from existing inventories, and are not performed by advance orders.

As of the date of the report, Mondi is not dependent upon any one marketing channel listed above in this paragraph.

22.1.8	Competition

The entry barriers to manufacturing writing and print papers are high due to the heavy investments in paper machinery required for its production. On the other hand, Mondi is exposed to competition from paper importers who do not come up against entrance barriers to the Israeli market. As there are no restrictions, obstacles or customs imposed on paper imported into Israel, Mondi must constantly maintain its advantages as a local manufacturer, such as availability, flexibility, service and quality, in order to deal with its competitors.

Mondi’s main competitors are the following paper importers: Niris Ltd., Ronaimer Ltd., Allenper Trade Ltd., Mei Hanahal Ltd. and BVR Ahvat Havered Ltd. By Mondi’s estimation, its local market share is significant but it is unable to assess it.

22.1.9	Manufacturing Capacity

Under Mondi’s proprietorship is a paper production machine for writing and printing papers. As of the date of this report, it is in full production year round, 24 hours a day, in 3 shifts. Furthermore, under Mondi’s ownership is machinery for processing the aforesaid products which work at high production levels (about 55%) in 2-3 shifts as needed.

22.1.10	Fixed Assets and Facilities

Mondi leases most of its areas and the buildings used for production and storage in Hadera from the Company. The leasing agreement is for a period of 24 years and 11 months beginning November 1999. According to the agreement, each party can cancel the agreement by advanced notice every 10 years, as well as to cancel leasing of parts of the leased property by a year’s advanced notice. Furthermore, the distribution sites in Holon and Nesher are leased to Mondi by third parties unconnected to Mondi. The lease agreement for the Holon property is until the end of 2008 and the one in Nesher is until the end of 2009 while Mondi has the option to extend these agreements for an additional two years.

In 2005, Mondi performed construction on its paper machine in order to improve the quality of paper and increase the production capacity by about 10,000 tons per year, to 137,000 tons. Mondi also invested in another cutting line (from rolls produced on the machine into sheets and packages, and their packaging). These investments came to a total of $11.9 million. In light of these heavy investments, Mondi’s routine investments during 2006 and 2007 diminished to insignificant sums. Additional improvements were made to the machine beyond the original aforesaid construction goal but by insignificant amounts. During 2007, Mondi’s paper machine production output reached about 142 thousand tons.

22.1.11	Human resources

Mondi’s most important and main resource is its human capital. Mondi places at the top of its objectives, the development of its human capital and invest efforts in worker training and further education, including specific training for different appointments.

Mondi also places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by investigating cases of near-accidents, in order to prevent the accidents themselves from happening, to the extent possible).

All of Mondi’s employees are employed by AIPM and are subject to AIPM’s wage agreements. According to the agreement between Mondi’s shareholders, Mondi’s employees are on loan from AIPM and Mondi undertakes their employment costs.

Over the last few years, Mondi implemented far-reaching cutbacks in manpower, as part of the comprehensive streamlining process it implemented, and the work force was scaled back from 359 employees in 2000 to 310 at the end of 2007.

The employees are engaged under two types of agreements as of December 31, 2007: 219 workers are employed under a collective agreement and 91 are employed under personal contracts.

Mondi has an options program for its senior managers by which the annual bonus is set, among others, in consideration of meeting objectives. Mondi’s CEO was allocated options in 2005 and 2006 under MBP Group’s managerial bonus plan. During the first quarter of 2008, approval was given for granting realizable stock options for AIPM’s regular stock to a number of Mondi’s senior managers under AIPM’s bonus program for the group’s senior employees. For details see Paragraph 5.6 above.

The accounting expense entered for 2006 and 2007 due to granting options to employees who were granted them after 2005, are insignificant for Mondi.

Mondi is not dependent on any particular employee out of the company’s total employees.

22.1.12	Raw Materials and Suppliers

For its operations, Mondi requires the raw materials listed below:

22.1.12.1	Pulp – The principal raw material used in the production of paper is pulp. Engagement for purchase of pulp is performed in a centralized manner for Mondi and for MBP (the parent company) and for other plants in Europe, allowing for a constant supply of pulp as well as economies of scale. Under the annual negotiations that exist between MBP (in coordination and in cooperation with the Mondi’s responsible officer) pulp suppliers, framework agreements are made between them and MBP which obligate them to supply a certain amount of pulp to the MBP Group (with Mondi included therein), These agreements do not set pulp prices, which are set in a routine manner according to pulp’s global market prices every month. Mondi pays the pulp’s price directly to the supplier and pays a commission to MBP in order to cover its costs alone. Mondi purchases 110,000 tons of pulp per year from three major sources, at a financial value of $73 million per year. All the pulp is purchased overseas within the framework of long-term contracts, which include mechanisms for price adjustment and suppliers’ undertakings to ensure the supply of pulp from alternative sources in the event that the supplier cannot provide the agreed quantity. There is a relative flexibility in the demand for types of pulp, with shifting from one type of pulp to another, and as the world pulp market is quite a large one relative to Mondi use, Mondi is in effect not dependent on any particular supplier or on any particular type of pulp. If need be, it would be possible to purchase any type of pulp in any quantity immediately on the free market. Mondi’s main pulp suppliers and the amount of pulp purchases are: (1) International Forest Products Corp.(A supplier based in the USA. The amount purchased from it comes to about 30% of total pulp purchases); (2) Portucel–Empresa Produtora de Pasta e Papel, S.A. (A supplier based in Portugal. The amount purchased from it comes to about 20% of total pulp purchases); (3) Heinzel Zellstof Poels , A.G. (A supplier based in Austria. The amount purchased from it comes to about 10% of total pulp purchases); (4) Soedra Cell International A.B. (A supplier based in Sweden. The amount purchased from it comes to about 16% of total pulp purchases); (5) Grupo Empresarial Ence S.A. (A supplier based in Spain. The amount purchased from it comes to about 15% of total pulp purchases).

Mondi is not dependent on any particular pulp supplier, not even on MBP, which centrally executes pulp purchases for its subsidiaries.

22.1.12.2	Coated papers – Mondi imports coated papers mainly from the APP group and STORA ENSO. Mondi has no dependency whatsoever on APP as the aforesaid paper supplier. For additional details concerning the association with APP, see Paragraph 22.1.5.2 above

22.1.12.3	PCC – Another important raw material for the production of fine paper is PCC (Precipitated Calcium Carbonate). During May 2005, an agreement was signed between Mondi and Swiss company Omya International AG (hereinafter: “The Supplier”) for supplying PCC. In accordance with the aforesaid agreement, the supplier setup a factory in Israel for manufacturing PCC and began supplying it to Mondi in April 2006. The original agreement was made for a period of 10 years and in 2007, the parties signed an agreement extending it for another four years. The supplier is contesting the aforesaid extension period. In September 2005, the agreement was transferred UniCrystal Shefaya, Ltd. (which changed its name to Oumaya Shefaya, Ltd. The transferred agreement with the supplier reduced PCC’s cost for Mondi both by the price reduction as well as the high technological efficiency of the purchased product. Mondi does have a dependency on the aforesaid PCC supplier.

22.1.12.4	Starch – Mondi purchases starch from Galam Ltd. (hereinafter: “Galam”) for its paper production. Mondi is dependent upon Galam since it is the only starch manufacturer in Israel. The association with Galam is for a 10 year period and end sin 2010. Should Mondi’s association with Galam be terminated, Mondi will be required to purchase its starch through import, which could increase the purchase costs for starch from other suppliers such as Mondi International.

In 2007, Mondi purchased pulp from International Forest Products Corp. for a total of NIS 86,310 thousand, which constitutes 11.4% of its total purchases from suppliers for that year.

Mondi is exposed to fluctuations in the price of pulp, used as the main raw material for the production of paper. Unusual rises in the prices of pulp could harm profits, unless the company can realize such rises in the sale price of its products. In 2006 there was a sharp rise in the price of pulp, and a rise in sale prices only partially reflected this rise in the price of pulp. However, during 2007, in parallel with the continuing trend of rising pulp prices, Mondi succeeded in raising its sales prices.

The company is also exposed to rises in the price of chemical inputs. Towards the end of 2006, starch prices (derived from corn prices) rose sharply by 20%. In 2007, starch prices were only updated in October 2007 at 9%, which raised Mondi’s production costs by NIS 0.4 million for the fourth quarter of 2007. Also, a further price rise of another 12% was agreed upon in January 2008. It is Mondi’s estimation that this rise will increase its production costs in 2008 by NIS 1.8 million.

The above information, regarding the increase in manufacturing costs, is based on “future estimates” (as defined in the Israeli Securities Act) and therefore constitutes but as a forecast and limited assessment by Mondi and who’s occurrence is not certain and based on present information by Mondi as of the report dates. These forecasts may not occur, some or all and may realize in a fundamentally different manner. The main factors that effect these forecasts are dependency on external elements, changes in supply and demand in the market and/or realization of risk elements as described in paragraph 22.1.17 below.

Mondi imports pulp and supplementary papers in foreign currency and has dollar-linked loans. As a result, there is a risk arising from fluctuations in the exchange rate (for further details of the aforesaid risk, see Paragraph 22.1.17.1 below). During 2008, Mondi began to carry out hedging transactions to protect its exposure to negative US dollar cash flows.

The paper works, by nature, are also heavy energy consumers, and a global rise in the price of energy, prior to transfer to gas, negatively effected Mondi’s profits.

22.1.13	Working capital

As of the date of this report, Mondi’s working capital, as a ratio of its sales, stands upon 16.2%. In order to reduce the working capital, for operation needs, Mondi takes holds a close controlling management policy of its working capital.

Mondi’s inventory is managed by its logistics department. Stocking up purchased inventory of raw materials, auxiliary materials and finished products is carried out from an aspect of keeping minimal inventory levels, Mondi’s operational requirements as well as business opportunities.

Mondi has customer credit procedures. It continuously checks credit extended to its customers through its financial department, and concerning their timely payments. As of December 31, 2007, the Company’s average number of credit days (in local and foreign markets) stood at 89. Mondi has a credit insurance policy though MBP.

A large part of the credit terms extended by suppliers is set by their agreements within MBP Group’s collective agreements. As of December 31, 2007, the average number of credit days extended by its suppliers stood at 112.

In Mondi’s routine operations, there are no returns of merchandise above the amount that is reasonable for its activities. All returned merchandise (following customer complaints concerning quality or incompatibility with its requirements) is approved by Mondi’s competent authorities.

22.1.14	Financing

Mondi only utilizes bank credit lines. It does not have any non-bank credit sources (besides supplier credit).

As of December 31, 2007, Mondi has long-term loans to the extent of NIS 52.4 million. Of this, NIS 14.4 million is to be paid during 2008. As of the date of this report, all the loans are being repaid as required.

As of the date of this report, Mondi has bank-approved credit lines totaling NIS 290 million (these include the aforesaid long-term loans). It is Mondi’s estimation that these credit lines will meet its expected requirements for the coming years. Mondi undertook not to mortgage any assent without prior consent of the banks.

As security for the said loans, Mondi undertook vis-à-vis the banks that the ratio of equity to balance sheet total would be no less than 22%. As of the date of this report, the Company meets this undertaking.

22.1.15	Taxation

The tax laws that are applicable to industrial corporations registered in Israel, apply to Mondi.

Since its foundation, final tax assessments have yet to be issued to Mondi. However, since the Income Tax Authority has not submitted any assessments , under the law, the tax reports submitted in respect of the period through 2003 are considered final tax assessments. As of the reporting date, there is no open discussion or contestation with the income tax authorities.

The Industry Promotion Act (Taxes) 5729 – 1969 is applicable to Mondi and it is entitled to accelerated depreciation on its investments.

As of December 31, 2007, Mondi has, for income tax purposes, an accumulated loss of NIS 33 million. These losses are to be completely exploited during 2008.

In this matter, see also Note 20 of Mondi’s financial reports for 2007 that have been attached to the Company’s financial statements.

22.1.16	Business Objectives and Strategy As of the date of this report, Mondi’s main objectives are:

22.1.16.1	Expanding the marketing of fine paper, with an increased focus on paper branded for office use (A4).

22.1.16.2	Focus on local market activity and direct export markets to the Middle East – markets wherein the company possesses logistical advantages.

22.1.16.3	Expansion of the paper machine’s production capacity, in accordance with the demands for Mondi products, with the aim of expanding sales to the local market and export markets, and reducing manufacturing costs per ton of paper, in order to create an advantage in a competitive market.

22.1.16.4	Competing Mondi’s variety of papers marketed through the import of those that are not worthwhile to produce on its paper machine. Expanding the aforesaid variety will complete its basket of customer products and provide Mondi synergy with its clients.

22.1.16.5	Building and implementation of a marketing concept that positions the customer as the major asset for Mondi, while building a system of activities and communication to support this concept.

Mondi’s strategic objectives as described above, are based upon its goals and aspirations as of the date of this report and may change in accordance with the appropriate decisions.

The aforesaid information constitutes forward-looking information as defined in the Securities Act, based upon the Company’s estimations as of the date of this report as well as the existing information that it has as of the date of this report. These estimations may not materialize, in whole or in part, or even materialize in a manner essentially different than expected. The major factors that could influence this are changes in supply and demand, macro-economic factors, not meeting objectives and/or the actualization of one of the risk factors listed in Paragraph 22.1.17 below.

22.1.17	Risk Factors

22.1.17.1	Macro-economic risk factors

A. Economic slowdown

An economic slowdown in the world market as well as an economic slowdown in the Israeli market, can harm the demand for the type of products that Mondi produces or imports, amplify the competition from imports and thus cause a decline in its sales and harm its profitability.

B. Inflation

A high inflation rate may impact Mondi’s payroll expenses, which are adjusted over time to changes in the consumer price index.

C. Exchange rate

About 50% of sales to Mondi’s customers are in US dollars or linked to it while the remainder is in NIS. A decline in the dollar can cause a fall in NIS-denominated sales prices because of competing imports. Furthermore, the prices of pulp as well as the price of additional raw materials, that constitutes a substantial of Mondi’s production costs are also stated in US dollar terms. Accordingly, appreciable changes in the exchange rate could affect Mondi’s results and profitability.

22.1.17.2	Field-Specific Risk Factors

A. Competition

Mondi operates in a competitive market with an existing competition by imported paper. For additional details, refer to Paragraph 21.1.8 above.

B. Raw materials

Pulp is the main raw material in paper manufacture. Material price-hikes in pulp prices could harm Mondi’s profitability. Furthermore, the Company has additional exposures to the costs of chemical inputs such as starches, as well as the rising energy prices.

C. Dependence on Energy Prices

Mondi’s operations are dependent upon energy consumption. A rise in energy prices or material delays in their supply could harm Mondi’s profitability. However, due to the conversion to natural gas the effect of energy prices has significantly decreased.

D. Accounts Receivable Risks

Most of the activity sales are made in Israel, with some sales made without full collateral. Accordingly, Mondi is exposed to the risk of receiving the full credit owed it by it customers. Still, Mondi routinely examines customer quality as well as covering itself with customer credit insurance.

22.1.17.3	Special Factors

Dependence upon a single supplier

Mondi has a dependence upon the single starch manufacturer in Israel, Galam, as well as a dependence on the PCC supplier (Oumaya Shefaya, Ltd.). For additional details refer to Paragraph 22.1.12 above.

22.1.17.4	The extent of impact of risk factors

Following below is a list of the risk factor types and their influence upon the Company:

Risk Factors	Degree of Impact
	Major Impact	Medium Impact	Minor Impact
Macro-economic factors		— Economic slowdown — Exchange Rates	— Inflation — Energy prices
field-related factors	— Competition — Raw material prices	— Accounts Receivable Risks
Special Factors		— Dependence upon a single supplier

22.2	Hogla-Kimberly Ltd.

Hogla-Kimberly is the leading company in the non-food disposable goods market in Israel. Hogla-Kimberly manufactures and markets a wide variety of home paper products (tissue paper, paper towels, napkins and wipes), disposable diapers for babies, wet wipes, incontinence products (adult diapers), feminine hygiene productsand other products for the kitchen and for cleaning. Hogla-Kimberly also sells reels of tissue paper to manufacturers of home paper products. The operations of Hogla-Kimberly in Israel are also conducted through wholly-owned subsidiaries – Hogla-Kimberly Marketing Ltd. and Molett Marketing Ltd.

Moreover, Hogla-Kimberly also operates in Turkey through a Turkish subsidiary – KIMBERLY-CLARK TUKETIM MALLARI SANAYI VE TICARET A.S. , formerly – Ovisan, (hereinafter: “KCTR”), that was acquired by Hogla-Kimberly in 1999. For details regarding KCTR, see Section 21.3, below.

Following below is additional information regarding Hogla-Kimberly and its operations in Israel.

22.2.1	General

22.2.1.1	Hogla-Kimberly is a privately-held company that was established in 1963 as a wholly-owned subsidiary of the company, for the purpose of engaging in operations in the disposable, non-food consumer goods category. In 1996, Kimberly Clark Corporation (KC) (hereinafter: “Kimberly Clark” or “KC”) acquired 49.9% of the issued share capital of Hogla-Kimberly. On March 31, 2000, KC increased its holding in Hogla-Kimberly to 50.1% of it’s issued share capital. As a result, Hogla-Kimberly Ltd. is no longer consolidated within the Company’s financial statements since the second quarter of 2000, and the Company’s share of the Hogla-Kimberly results is included in the company’s share of profits of associated companies. As at the date of the report, KC holds 50. 1% of the issued share capital of Hogla-Kimberly, while the company holds 49.9% of the issued share capital of Hogla-Kimberly.

The Company has liability towards Hogla-Kimberly in accordance a capital note was granted in the amount of approximately NIS 33 million, for further details see Note 4 to the Company’s financial reports dated December 31, 2007.

22.2.1.2	In June 1996, an agreement was signed between the company and Kimberly Clark, the shareholders of Hogla-Kimberly (hereinafter in this section: “The Agreement”), whose key points are as follows:

A. Pursuant to the agreement, four directors serve at Hogla-Kimberly, of which two serve on behalf of the company and two on behalf of Kimberly Clark. The chairman of the board of directors is appointed from among KC’s directors, while the deputy chairman is appointed from among the Company’s directors. Resolutions of the board of directors of Hogla-Kimberly must be passed unanimously by the directors present, and the quorum required is at last two directors, one from each party.

B. Pursuant to the agreement, the following resolutions will require a resolution on the part of the shareholders of Hogla-Kimberly: (1) Amendment of the articles of association of Hogla-Kimberly and an increase in the registered capital; (2) Selection of the auditing CPA that will be recommended by Kimberly Clark; (3) Liquidation or discontinuation of part of the operations of Hogla-Kimberly, acquisition of material new operations and a merger with a party that is not a related party;

C. The CEO of Hogla-Kimberly is appointed by Kimberly Clark, from an agreed-upon list that was prepared by the Company and by Kimberly Clark. The CFO is appointed with the recommendation of Kimberly Clark, subject to the approval of the board of directors. Pursuant to the agreement, it was decided that in the event of disagreement between the company and Kimberly Clark in certain issues, such as: CEO wages, operating budget, etc. – these issues will be brought to the general meeting and will be resolved by an ordinary majority of shareholders.

D. Pursuant to the agreement, the company provides Hogla-Kimberly with various services such as maintenance services and infrastructure for the Hogla-Kimberly plant in the Hadera site and also leases it real estate for its operations in Hadera and in Nahariya. The company also provides Hogla-Kimberly with various staff or headquarter services. Kimberly Clark provides Hogla-Kimberly – pursuant to the agreement – with information, technological assistance and the permission to use its international brands. The services provided by the shareholders to Hogla-Kimberly that are not covered by the license agreement as defined above, are provided for payment, based on market prices.

E. Each party holds a right of first refusal in the event of sale of shares by the other party. The agreement also grants the company an option, whereby in the event that KC wishes to sell its shares to a third party, the company will be able to buy back control (0.2% of the issued share capital of Hogla-Kimberly) in return for the sum it received in 2000 for the sale of control ($5 million).

F. Pursuant to the company’s articles of association, decisions by the general meeting will be made by a majority of 75% of those present.

G. The shareholders agreed not to compete against each other (including their subsidiaries) in the area of operation of Hogla-Kimberly in Israel, in the west bank and in Gaza as detailed in the agreement, for as long as they hold the shares of Hogla-Kimberly and for a period of five years after the sale of their holdings in Hogla-Kimberly.

22.2.1.3	As part of an agreement signed between Hogla-Kimberly and Kimberly Clark in June 1996 (hereinafter in this section: “The license agreement”), Kimberly Clark grants Hogla-Kimberly a license to use certain trademarks and technical services associated with the manufacture of the products outlined in the license agreement. According to the license, Hogla-Kimberly will assume responsibility for product liability and shall indemnify Kimberly Clark for any breach and/or negligence associated with the manufacture of such products. As of the Report Date, the aforementioned agreement is effective through July 2008.

22.2.2	Dividend Distribution

Following below are details regarding the distribution of dividend that Hogla-Kimberly has declared and distributed in the past two years:

Date	Distribution amount	Distribution type (cash/other)	Permitted / by court approval
May 9, 2005	NIS thousand 43,619	Cash	Permitted distribution
December 19, 2006	NIS thousand 34,000	Cash	Permitted distribution

Hogla-Kimberly possesses accrued earnings originating from an “approved enterprise” (see section 22.2.17 below) that were exempt of corporate taxes at the date of their creation. In the event that dividend is distributed from the exempt revenues, Hogla-Kimberly shall be liable for the corporate taxes from which it was exempt. As of December 31, 2007, Hogla-Kimberly has distributable profits in the amount of NIS 148 million. Some of these earnings originate from the approved enterprises of Hogla-Kimberly and/or its subsidiaries and the distribution of these earnings may – in full or in part – be liable for additional corporate taxes in the event of distribution, all in accordance with the terms and plan of the relevant approved enterprise.

As part of the Income Tax approval of the merger, for the purpose of framework simplifying the structure of holdings at the Hogla-Kimberly Group (as detailed in Section 22.2.17 below), at Shikma Ltd. (a subsidiary that was merged into Hogla-Kimberly, as detailed in Section 22.2.17 below) , a sum of NIS 101 million was capitalized, originating from its equity earnings, as a result of the profits of an approved enterprise at Shikma. In the event that this sum is distributed as dividend at Hogla-Kimberly, it shall be liable for corporate taxes according to the Income Tax agreement.

22.2.3	Financial Information

Following below are details regarding Hogla-Kimberly’s consolidate finances (including the subsidiary in Turkey) of the years: 2007, 2006, 2005 (in NIS millions):

	2007	2006	2005

Income	1,376	1,244	1,135

gross profit	407.3	360.3	314.3

operating profit	61.7	43.9	66.3

For additional financial information regarding Hogla-Kimberly, please review financial statements attached to this report.

22.2.4	Economic surroundings and the influence of external factors on Hogla-Kimberly's activities

By the very nature of most of the Hogla-Kimberly products being basic consumer goods, the demand for its products in recent years has remained relatively stable, while recording a moderate increase. Factors that can potentially, inter alia, affect the Hogla-Kimberly results in the future are: (1) Escalating competition on the part of local manufacturers and from imports, either through price competition or through the marketing of improved products; (2) Strengthening retail chains and constant pressure on their part to erode margins and expand private labels; (3) Rising prices of raw materials and finished goods purchased by Hogla-Kimberly, either on account of rising global input prices, or the devaluation of the NIS in relation to foreign currency; (4) Macro-economic factors that affect the market characteristics wherein Hogla-Kimberly operates, such as lower demand for consumer goods as a result of a global or domestic economic slowdown; (5) The strength of the Hogla-Kimberly brands in relation to competing brands, including adverse events related to the brands or the reputation of Hogla-Kimberly, whose occurrence may harm consumer demand.

The above information with regard to factors that may potentially impact the results of Hogla-Kimberly in the future, constitutes forward-looking information as defined in the Securities Act, and merely consists of forecasts and estimates by Hogla-Kimberly which are not certain to materialize and are based on information available to Hogla-Kimberly as of the Report Date. Hogla-Kimberly’s forecasts and estimates may not materialize, all or in part, or may materialize in a way which is materially different than anticipated. Major factors that may impact this include changes in market structure and competition, dependence on external factors, developments and changes to regulation of the operating sector and/or materialization of any of the risk factors set forth in Section 22.2.22 below.

The intensification of marketing activities and the strengthening of the Hogla-Kimberly brands, together with the realization of price rises and effective streamlining programs compensated for the sharp rise in the price of inputs (raw materials and energy) in 2006, and served to improve the operating profit of Hogla-Kimberly.

In the course of 2007, Hogla-Kimberly managed to successfully strengthen its leading brands through marketing efforts and increased marketing expenses. Moreover, in 2007, through focused sales efforts, Hogla-Kimberly managed to increase its quantitative sales by expanding market share and recording a certain improvement in selling prices. The quantitative growth in sales was assisted by the inclusion of Hogla-Kimberly’s leading products as “loss leaders” (a leading product sold at an unprofitable price for the chain in order to attract customers) at the retail marketing chains. On the expense side, Hogla-Kimberly managed to significantly lower the cost of manufactured products, by changing certain product specifications and by significantly improving the output of some of its manufacturing plants. The results of these efforts by Hogla-Kimberly served to compensate for the continuing trend of rising input prices, primarily pulp fibers. As an imported of inputs and finished goods, in 2007, Hogla-Kimberly enjoyed the revaluation of the NIS against the US dollar. All of these actions served to improve the gross profit and operating income in 2007, as compared with 2006.

22.2.5	Products and Services

Hogla-Kimberly manufactures and markets a wide variety of home paper products (tissue paper, paper towels, napkins and wipes), disposable diapers for babies, wet wipes, incontinence products (adult diapers), feminine hygiene productsand other products for the kitchen and for cleaning. Hogla-Kimberly also sells reels of tissue paper to manufacturers of home paper products.

Hogla-Kimberly regularly upgrades a large part of its products on the basis of new technology and supporting marketing operations in an ongoing manner.

The two products that the revenues derived from them exceed 10% from Hogla-Kimberly’s consolidated revenues (Israel and Turkey) are diapers and toilet paper. The consolidated revenues (Israel and Turkey) of Hogla-Kimberly from diapers and toilet paper in 2007 accounted for NIS 496.35 and NIS 235.9 million, respectively, representing 36% and 17% of the total Hogla-Kimberly consolidated revenues, respectively. The consolidated gross profit of Hogla-Kimberly (Israel and Turkey) from the sale of diapers and toilet paper in 2007, amounted to NIS 147.8 and NIS 87.6, respectively, representing approximately 30% and 37% of the gross profit of Hogla-Kimberly from diapers and toilet paper respectively.

Hogla-Kimberly upgrades its products from time to time, in order to preserve innovation and leadership.

22.2.6	Clients

Hogla-Kimberly’s client market is usually stable. Hogla-Kimberly operates nationwide and its products are marketed and distributed extensively to clients throughout the country.

In the years 2005-2007, Hogla-Kimberly sales to the food retail chains grew somewhat, at the expense of sales to private and small stores. In the institutional market (serving businesses such as: institutions, hospitals, offices, hotels and the like) there has been a trend of consolidation over the past several years (merger of small competitors). As at December 31, 2007, approximately 20% of Hogla-Kimberly sales were made to the institutional market, while 80% of its sales were to the consumer market (including retail chains).

All the marketing chains and pharmacy chains number among Hogla-Kimberly’s customers. Sales to the large marketing chain Supersal, a company controlled by a control owner of the Company in 2007, amounted to NIS 211.9, representing 19% of Hogla-Kimberly’s revenues. Hogla-Kimberly has no agreement with Supersal and the engagement with Supersal is made from time to time according to an agreement regarding the commercial terms between the parties.

Total sales to the large pharm chain in 2007, amounted to NIS 128.4, representing 11% of Hogla-Kimberly’s revenues. Total sales to the second-largest retail chain in 2007, amounted to NIS 162.4, representing 14% of Hogla-Kimberly’s revenues.

Hogla-Kimberly is not dependent upon any single client.

Hogla-Kimberly is active in the Israeli retail market for quick consumer goods.

22.2.7	Marketing and Distribution

Hogla-Kimberly, through its employees, operates a sales and distribution system based on the operation of distribution warehouses, merchandise distribution trucks and a wide array of sales personnel.

For sales to the institutional market, extensive use is made of a separate Hogla-Kimberly marketing system and a combination of distribution with operations on the home front. Wholesalers are also used for distribution and customer service for smaller customers in the market.

There is no dependence on any particular wholesaler.

As Hogla-Kimberly’s products are by nature “off-the-shelf products”, and of a relatively large volume (diapers, toilet paper and the like), and because of the type of customers, a constant supply to customers is required.

22.2.8	Competition

Hogla-Kimberly operates in a very competitive environment with regard to the products manufactured on the local market as well as against imported products. It should be noted that over the last several years there has been an escalation of private labels, marketed by distribution chains.

Nevertheless, the operations of Hogla-Kimberly in the manufacture of paper products and diapers is characterized by few competitors, especially in view of the elevated entrance barriers that exist therein. These entrance barriers include inter alia, significant investments in production facilities, investments in distribution infrastructure and frequent investments in technological improvements. It should further be noted that although there exists no limit on the import of paper products and diapers, other than tariffs on imports from the Far East, due to the bulky nature of some of the products, local production enjoys a significant economic advantage.

In the past several years, competition has been escalating in the Hogla-Kimberly activity of operations, primarily in paper products, originating from competitor activity to preserve existing market share and capture new market share, coupled with the growth in the quantity of imported products.

The fierce competition that exists between clients (primarily marketing chains), that is accompanied by price wars, also reflects on Hogla-Kimberly as a supplier of such products and the pressure that is being brought to bear on the company to lower prices.

In the activity of feminine hygiene products and disposable diapers, Hogla-Kimberly’s main competitor is Procter and Gamble (P&G). In the activity of household paper products, Hogla-Kimberly’s main competitors include Sano – Bruno’s Plants Ltd. (hereinafter: “Sano”), Shaniv Paper Industries Ltd. (hereinafter: “Shaniv”) and Kalir Chemicals – Production and Marketing Ltd. (hereinafter: “Kalir”). It should be noted that as part of the competition in the household paper products market to the Ultra-Orthodox activity, one of the company’s competitors (Shaniv), shuts down its production on Saturdays (the “sabbath”). This fact may constitute a certain advantage for this competitor in that particular market. In the activity of paper products to the institutional market, Hogla-Kimberly’s main competitors include Kalir and Sano. In the home cleaning aids activity there are many competitors, and a large market share is held by private labels.

According to the Nielsen Israel data Regarding the near-food activity, the following are the market shares of Hogla-Kimberly in 2007, in those specific segments where Hogla-Kimberly is active (the data constitute an average of the date for the 12 months of 2007): 65.7% disposable diapers, 63.4% toilet paper, 54.6% facial tissues, 55.8% disposable paper towels and 37.3% in feminine hygiene products.

22.2.9	Seasonality

Hogla-Kimberly products are generally sold on a regular scale all year round, while during the Jewish holiday season (Rosh Hashanah, Passover), there is a marginal increase in the scope of sales beyond the ordinary monthly average.

22.2.10	Manufacturing Capacity, Fixed Assets and Facilities

22.2.10.1	Hogla-Kimberly Manufacturing Sites

The production of household (tissue) paper and diapers is made by Hogla-Kimberly in three production sites:

A.	Manufacture of household (tissue) paper – Hogla-Kimberly has two plants for the production of household paper (tissue), in Hadera and in Nahariya, with a total output capacity of 57 thousand tons per annum, operating at full capacity and two paper product rolling systems with a capacity of 44 thousand tons per year. Hogla-Kimberly regularly invests in expanding the output capacity for the purpose of supplying the demand for the said products.

The real estate of the paper manufacturing site at Hadera is leased to Hogla-Kimberly by the company, according to a lease contract that is extended from time to time with the consent of the parties.

The real estate of the Hogla-Kimberly paper manufacturing site at Nahariya is leased to Hogla-Kimberly by the company, through to the end of 2016. The lease agreement includes two extension options for a total of nine additional years.

B.	Diaper manufacturing – Hogla-Kimberly has a diaper manufacturing plant in Afula, with an output capacity of 400 million infant diapers per annum plus 42 million adult incontinence diapers per annum – that also operates at full capacity. In 2005, Hogla-Kimberly expanded the diaper plant in Afula, by adding a diaper machine, for expanding its infant diaper output capacity. These investments are intended to provide the constantly growing demand on the local market.

The real estate of the Hogla-Kimberly diaper plant in Afula is under lease from Israel land Administration (ILA) by Hogla-Kimberly until 2023.

22.2.10.2	Hogla-Kimberly Distribution Sites

Hogla-Kimberly has two distribution sites, in Tzrifin and in Haifa.

The central Hogla-Kimberly distribution site and offices in Tzrifin are under lease until 2022. The Haifa distribution site is under lease until 2009. The leasing contracts of these sites allow Hogla-Kimberly to shorten the leasing period at various points.

22.2.10.3	Hogla-Kimberly’s fixed assets consist primarily of machinery and equipment and 79 distribution trucks (including trucks under operating leases).

22.2.11	Research and development

Hogla-Kimberly does not invest in research and development.

Hogla-Kimberly relies on the Kimberly Clark development centers and enjoys participation in the outcome of the R&D efforts, marketing and sales know-how and new products, through collaboration agreements and the license agreement with Kimberly Clark, as detailed in Section 21.2.1.3, above. Hogla-Kimberly itself makes adjustments to adapt the products to the Israeli market, for meeting Israeli standards and other adaptations to the local manufacturing environment.

22.2.12	Intangible Assets

Hogla-Kimberly possesses registered trademarks that serve it in its operations. Among these: Titulim, Lily, Molett, Shmurat Teva, Nikol, Shikma and others. Hogla-Kimberly also has rights to use Kimberly Clark Worldwide’s brand-name products in the local market, including: Huggies, Kleenex, Kotex, Depend and others. In consideration of the right to use the said products and for the transfer of know-how, Hogla-Kimberly pays royalties to Kimberly Clark, amounting to a low, single-digit rate.

22.2.13	Human Resources

Hogla-Kimberly’s main and most important resource is its human capital. The development of human capital is a top priority for Hogla-Kimberly, and it invests in training and seminars for its employees, including designated training for specific positions.

Hogla-Kimberly also places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by investigating cases of near-accidents, in order to prevent the accidents themselves from happening, to the extent possible).

As to the date of the report, Hogla-Kimberly numbers 1,057 employees in total in Israel.

The employees are employed under two types of agreements as follows:

As at the date of the report, 514 employees are employed under a collective labor agreement, while 543 employees are employed under a personal contract.

Those employed under the collective agreement gain the status of permanent (tenured) employees at the end of a trial period ranging between 24 and 36 months.

Senior executives of Hogla-Kimberly, including the CEO and the CEO of KCTR, were granted options and/or restricted shares, pursuant to the senior employee compensation plan of Kimberly Clark. In the first quarter of 2008, AIPM approved the granting of options exercisable into ordinary shares of AIPM to several senior directors at Hogla-Kimberly, under a bonus plan of AIPM for senior executives in the group. For details see section 5.6 above.

22.2.14	Raw Materials and Suppliers

Hogla-Kimberly’s main raw materials are:

22.2.14.1	Tissue paper industry – Clean pulp and/or recycled fibers. The recycled fibers are purchased from Amnir, while the pulp is imported from overseas, from three principal suppliers: MARKRUZTRADING INTERNATIONAL, SODRA CELL (UK) and WILFRIED HEINZEL AG LTD. The purchase of pulp from Markruz and Sodra is made under a framework agreement that these suppliers possess with Kimberly Clark, while the purchase of pulp from Heinzel is made on the basis of an independent agreement between Hogla-Kimberly and the supplier, whereas in all of the said agreements, orders are made according to demand, at prices agreed-upon between the parties.

22.2.14.2	Diaper Industry - Pulp for the diaper industry is imported from three international suppliers: RAYONIER TRS HOLDINGS, WEYERHAEUSER S.A. and CENTRAL NATIONAL GOTTESMAN, while the absorbent material (Super Absorbent Polymer – SAP) is purchased from several international suppliers under framework Kimberly Clark agreements. In all of the said agreements, orders are made according to demand, at prices agreed-upon between the parties.

Other raw materials are imported in part and partially purchased from local suppliers.

Hogla-Kimberly has no dependence on any suppliers since with regard to the main raw materials there are alternative sources, with inconsequential added cost.

Hogla-Kimberly is assisted by Kimberly Clark’s central purchasing in the purchase process, mainly in the purchase of commodities.

Alongside the independent manufacturing of products, Hogla-Kimberly also purchases finished products for marketing and distribution under its various brands. As at the date of the report, the proportion of Hogla-Kimberly sales attributed to products it manufactures is equal to 75%, while the proportion of sales attributed to finished products that it purchases is equal to 25%.

Most of the purchase of finished products for marketing and distribution is made from Kimberly Clark group companies and includes certain types of disposable diapers, special paper products and feminine hygiene products. In parallel, Hogla-Kimberly purchases finished products from various suppliers according to its own specifications, including wet wipes, various hygiene products and various kitchen aids that are sold under the Nikol brand, including garbage bags, aluminum foil, nylon cling-wrap and more.

Hogla-Kimberly’s exposure derives from fluctuations in the price of raw materials, mainly pulp, fluff and absorbent materials (SAP), representing the main raw materials used for the production of tissue paper and diapers, and for the imported products. Unusual rises in the cost of raw materials and imported finished products could impair profitability.

Hogla-Kimberly was exposed in a secondary manner to fluctuations in energy prices, reclining to natural gas both in the process of paper production, and as the fuel for its fleet of distribution trucks. Hogla-Kimberly is exposed to changes in the exchange rate of the shekel, both vis-à-vis the dollar as well as the euro, via its import of goods and raw materials.

22.2.15	Working Capital

22.2.15.1	Accounts Receivable

Hogla-Kimberly sells its products under acceptable credit terms. In the consumer market, credit of 45 days is usually granted. In the institutional market, credit of 90 days is usually granted.

Customer credit is granted after examining the credit history of the client, the collateral and the business information that exists at Hogla-Kimberly regarding the client. If necessary, private customers are required to provide personal guarantees and/or bank guarantees to secure their debt – all or in part – according to an assessment of the credit risk. Starting in November 2007, Hogla-Kimberly acquired credit insurance that covers several of its largest clients. with the maximum compensation being equal to $7 million.

22.2.15.2	Suppliers

Hogla-Kimberly makes purchases from most of its suppliers under open credit conditions.

22.2.15.3	Inventories

Hogla-Kimberly maintains an inventory of raw materials, goods in process (paper rolls before processing into a final product), finished goods inventories and spare parts inventories. There exists a well-defined inventory policy for each category. The inventory setting policy takes into consideration the product’s supply time, shipment time, possible problems in imports and ports, risk level of product shortages and the various demand levels. Hogla-Kimberly maintains average inventories of 60 days. The Hogla-Kimberly inventories are mostly stored at the Hogla-Kimberly warehouses, plants and distribution centers and partially in leased external warehouses.

The Primary Working Capital, i.e.: (account receivables, inventories and supplier credit), as a percentage of sales, was equal to an average of 11.4% in 2007.

22.2.16	Financing

Most of the Hogla-Kimberly operations are financed through the available cash flows. From time to time, Hogla-Kimberly makes use of on-call bank credit. In the course of 2007, Hogla-Kimberly’s total credit with banks was equal to an average of NIS 50 million, with record highs that occasionally reached NIS 100 million. This credit is currently obtained from three different banks.

For the purpose of investments in fixed assets and strategic investments in the expansion of operations, including operations in Turkey, Hogla-Kimberly also raises bank credit occasionally. In the years 2006 and 2007, Hogla-Kimberly increased the raising of credit from banks by NIS 43.8 million and NIS 15.46 million, respectively.

In early January 2008, Hogla-Kimberly reached an agreement with one of the banks for the receipt of loans totaling NIS 100 million, for four years, at an interest rate linked to the prime rate on the NIS. For the purpose of securing this loan, Hogla-Kimberly undertook to meet the following financial covenants:

1.	Its shareholders’ equity shall not fall below NIS 250 million or 25% of total consolidated balance sheet.

2.	The shareholders, Kimberly Clark and/or AIPM, shall not together hold less than 51% of the issued share capital of Hogla-Kimberly and any means of control therein.

Hogla-Kimberly is considering engaging with the other banks with whom it is working under similar terms.

According to the Hogla-Kimberly plans as at the date of the report, the sum of the said loan (NIS 100 million) will serve the company for its current operations, for investments in fixed assets and strategic investments in expanding operations, including the operation in Turkey, the conversion of loans originating in the existing daily bank credit (on-call) and for investment in the expansion of its business operations.

Said information regarding the loan objectives is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on information existing at Hogla-Kimberly as of the date of the report. Hogla-Kimberly’s forecasts and estimates may not materialize, all or in part, or may materialize in a way which is materially different than anticipated. The main factors that could affect the aforesaid are in the financing costs, and/or realization of any of the risk factors detailed in Section 22.2.22 below.

22.2.17	Taxation

Tax laws applicable to any industrial incorporation in Israel apply to Hogla-Kimberly and its subsidiaries in Israel. Hogla-Kimberly owns subsidiary companies overseas, subject to the local taxation laws. KCTR of Turkey (see details below in Section 22.3.12) is the most prominent among these.

Hogla-Kimberly possesses final tax assessments up to and including 2003. The subsidiary Hogla-Kimberly Marketing Ltd. has final tax assessments until 2004, while the subsidiary Mollett Marketing Ltd. has final assessments until 2002. In 2006, Following an audit of assessments for the years 2002-2003, Hogla-Kimberly recorded additional tax expenses of approximately NIS 4 million for previous years.

Hogla-Kimberly is an “Approved Enterprise” in light of its investment of NIS 97 million in paper manufacturing plants at the Nahariya site, and diaper manufacture at the Afula site. The principles of the letter of approval of the benefits according to the law for the encouragement of capital investments are reflected by a tax exemption on part of the earnings generated by the supplemental operations on account of the said plant. The exemption is for a period of ten years, starting with the year when the bulk of the investment was completed, i.e.- 2014. Hogla-Kimberly has no export restrictions for the purpose of enjoying the benefits.

Hogla-Kimberly decided in December 2005, to simplify the structure of holdings in the group. Therefore, after receiving the approval of the income tax authorities, some of the Hogla-Kimberly subsidiary companies were merged (Shikma Improvement of Individual Life and Rakefet Marketing and Commercial Services) into Hogla-Kimberly Ltd. As part of the merger, Hogla-Kimberly undertook to meet certain requirements that arise from the Merger Law and the Income Tax requirements as part of a pre-ruling process. Hogla-Kimberly anticipates no difficulties in meeting the said requirements. As part of the said merger, on December 30, 2005, H-K Overseas (Holland) B.V., a wholly-owned Dutch subsidiary of Hogla-Kimberly, sold its holdings in KCTR to Shikma Improvement of Individual Life, for a total consideration of NIS 70.8 million. As part of the merger process that was approved in December 2005, Shikma’s holdings in KCTR were transferred to Hogla-Kimberly.

22.2.18	Environmental Protection

The Hogla-Kimberly operations are subject to various directives concerning the environment. Hogla-Kimberly is implementing strict mechanisms and a high-technology quality control system in order to preserve the environment.

For environmental considerations at the Hogla-Kimberly manufacturing site in Hadera, see Section 9.12, above.

At the Hogla-Kimberly manufacturing site in Nahariya, a partial purification process takes place of the water that serve for the paper manufacturing process, with the remaining purification taking place at the regional sewage treatment plant, in line with an agreement approved by the environmental protection authorities.

22.2.19	Restrictions and corporate control

The following is a brief summary of the principal legislation and standards that are relevant to the Hogla-Kimberly operations:

22.2.19.1	Anti-Trust -

At the beginning of 2005, the Anti-Trust Commissioner published his position in the matter of arrangements between the dominant suppliers and the marketing chains. The Commissioner’s position also referred to arrangements between suppliers and marketing chains, including, among other things, practices with regard to competing suppliers, the purchase of display areas, category management, stewarding, shelf space, bonuses and benefits and exclusive campaigns. During 2005 an agreed order was published between the Anti-Trust Authority and suppliers of goods, formalizing various aspects of commercial settlements between dominant suppliers and marketing chains.

Among other things, the order makes reference to prohibitions and restrictions on practices limiting the number of suppliers, their identity, quantity of products, types and location, involvement in management of the category, allotment of shelf space at a rate exceeding half the total shelf space, steward arrangements, exclusivity in campaigns and the granting of benefits relying on achievement of sales goals.

Hogla-Kimberly notified the Anti-Trust Commissioner that it was prepared to join the agreed order, and after such was approved by the Anti-Trust Tribunal in November 2006, Hogla-Kimberly did indeed sign. Hogla-Kimberly anticipates that the implementation of the order will not materially impact its operations.

Hogla-Kimberly has adopted an internal enforcement plan in terms of anti-trust. In line with the enforcement plan, current and initiated inspections are conducted of the engagements of the company and its operations and a consistent mechanism is in place to provide preliminary and ongoing training to the relevant employees. Hogla-Kimberly believes that the implementation of the enforcement plan will serve to increase awareness among employees and managers to the issue of anti-trust legislation, while lowering the probability of breaching the law unknowingly and reducing the damage that may be incurred despite the implementation of the enforcement plan.

22.2.19.2	Consumer regulations – Hogla-Kimberly is subject to various consumer regulations, including by power of the Consumer Protection Law 5741-19811981 (hereinafter: “the “Consumer Protection Law”). The Consumer Protection Law and regulations enacted thereunder apply to all sales or service transactions provided by dealers to private consumers. The law deals in private transactions only, and encompasses all activitys of the market (save the banking and insurance activitys, which are subject to specific regulation). In protecting the consumer, the law prescribes a number of provisions applicable to dealers (property vendors or services providers, including manufacturers) regarding the proscription of misleading consumers in material issues of a transaction, the duty of disclosure of issues named in the law, disclosure of the policy for return of goods, prohibition of misleading packaging, the duty of marking goods and their packaging and the duty of providing post-sales services. Breach of the provisions of the law will result in penal sanctions of imprisonment and/or fines (depending on the severity and duration of the act), and constitutes a civil wrong under the Torts Ordinance [New Version]. Apart from the criminal provisions applicable to dealers who breach of the provisions of the Consumer Protection Law, the law provides criminal sanctions for employers and officers in a corporation which does not prevent the breach of provisions of the law. The Consumer Protection Authority, headed by the Supervisor of Consumer Protection (hereinafter in this section: “the “Supervisor”), is responsible for implementation of the provision of the law and application of the principle of fair trade. In order to allow performance of the provisions of the law, the Supervisor was granted a large numbers of powers, including the power to deal with consumer complaints, powers of search and investigation and the power to make certain dealers are aware of their duty to cease actions that are contrary to the provisions of the law.

In addition, Hogla-Kimberly is subject to the provisions of the Liability for Defective Products Law, 5740-1900 (hereinafter: “the “Liability for Defective Products Law”). The Liability for Defective Products Law prescribed a mechanism for monetary compensation for injury a consumer has suffered from a defective product. The law prescribes cognitive provisions regarding manufacturer’s liability for compensating anyone caused personal injury from a defect in any product manufactured by such. Together with consumer’s rights, the law also provides defenses the manufacturer or importer may raise in order to defend themselves against such claims under to lawful causes (the consumer’s willful exposure to risks, defect created after having left the consumer’s control, defective product left consumer’s control against their will, and the like).

22.2.19.3	Licensing of goods – some of Hogla-Kimberly’s products require licensing under Ministry of Health regulation. To the best of the company’s knowledge, Hogla-Kimberly has licenses from the Ministry of Health for all relevant products as required by law, as well as the Standards Institute’s standard stamp for its products. The cosmetics industry also has a licensing duty under the Order for Control of Goods and Services (Cosmetics), 5733 – 1973, which it renews from time to time. Hogla-Kimberly also has a valid dealer’s license.

22.2.19.4	Marking of goods – Hogla-Kimberly received a permit to mark some of its products with a standard stamp of the Israel Standards Institute under the Standards Law, 5713 -1953, and the regulations enacted thereunder. Hogla-Kimberly is also subject to the regulations of marking of goods included in its activity of operations, including with regard to attaching instructions for use to its cleaning and household products (under the Consumer Protection Order (Marking of Goods), 5743 – 1983, and additional instructions under the Dangerous Goods Law, 5753 – 1993 – and the regulations enacted thereunder.

22.2.19.5	By virtue of being a subsidiary of Kimberly Clark, a company whose shares are publicly traded in the United States, Hogla-Kimberly is subject to “Sarbanes Oxley” (SOX) in its entirety, including Section 302 (proper disclosure and evaluation of controls in the organization), Section 404 (manager assertions) and Section 906 (Criminal responsibility for breach of this section). The main points of the law have to do with increasing reporting and disclosure, the authorities and duties of the Audit Committee, manager responsibilities, enforcement, sanctions and penalties and increasing the independence from external accountants. The controls instigated by Hogla-Kimberly for the implementation of the law are regularly inspected by the Kimberly Clark auditing team and by the external accountant. Since 2004, with the introduction of the directives of the said law in the United States, Hogla is meeting the demands of the law.

22.2.20	Legal Proceedings

For the description of legal proceedings, including requirements of government authorities against Hogla-Kimberly, see Note 14 to the financial statements of Hogla-Kimberly as of December 31, 2007, attached to this report.

22.2.21	Business Objectives and Strategy

Hogla-Kimberly’s business and marketing strategy in the local market is to develop and expand consumption in the relevant categories wherein Hogla-Kimberly is active, while at the same time, to increase the market share of Hogla-Kimberly by strengthening and promoting its leading brands, through advertising activity, marketing promotion and product improvement.

In parallel, Hogla-Kimberly is acting to reduce the manufacturing and operating costs, by capitalizing on its market advantage as the leading producer, through the strategic relations with the Kimberly Clark development departments, exploiting the diverse know-how that resides with Kimberly Clark and that is at its disposal, exploiting the large sales network that is available to it and through intelligent purchasing that is well integrated into Kimberly Clark’s global purchasing network.

In addition, Hogla-Kimberly formulated a strategic plan in 2006 in respect of KCTR (Global Business Plan) for the coming decade, that is meant to expand the operations of KCTR and to improve its profitability by building it to be a significant player in the Turkish market. For additional details, see Section 22.3.14 below.

The strategic goals of Hogla-Kimberly, as described above, are based on the objectives and aspirations of Hogla-Kimberly, as at the date of the report and may change according to the relevant decisions being made by Hogla-Kimberly.

The above information regarding is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on the intentions and objectives and the information existing at Hogla-Kimberly as of the date of the report. Hogla-Kimberly’s forecasts and estimates may not materialize, all or in part, or may materialize in a way which is materially different than anticipated. The main factors that could affect the aforesaid are dependence on external factors, changes in demand and supply in the market, technological developments and/or realization of any of the risk factors detailed in activity 22.2.22 below.

22.2.22	Risk Assessment Factors

22.2.22.1	Macro-economic factors

A.	Economic Slowdown in the Israeli Economy

Since most of the Hogla-Kimberly products are basic consumer goods, a decline in the standard of living in Israel, in private consumption and in the level of available income, could adversely affect the financial results of Hogla-Kimberly.

B.	Inflation

Hogla-Kimberly is somewhat exposed to risks on account of changes in the Consumer Price Index, primarily through input prices. A high inflation rate may also impact payroll expenses, which are adjusted over time to changes in the consumer price index.

C.	Exposure to Exchange Rate Fluctuations

Hogla-Kimberly is exposed to risks on account of changes in exchange rates, whether due to the import of raw materials and finished goods, or – to a far more limited degree – due to exports to foreign markets. Changes in exchange rates of various currencies against the NIS may erode profit margins and cash flows.

Hogla-Kimberly implements a hedging policy against exchange rate exposure by purchasing rolling protection (forward transactions) for six months ahead, that cover – at any given moment – an average of three months of transactions, until the maximum level of protection approved by the board of directors, which is 80% of the anticipated monthly exposure.

22.2.22.2	Field-related factors

A.	Competition

Intensification of competition and unexpected entry of new competitors could cause harm to Hogla-Kimberly’s market activity in its areas of operation and real erosion in sale prices of its products, resulting in damage to Hogla-Kimberly’s financial outcomes and business operations.

B.	Damage to reputation

Hogla-Kimberly has a wide variety of name brands of reputation, and damage to these could detrimentally impact Hogla-Kimberly’s financial outcome. Hogla-Kimberly acts to safeguard the reputation of its products, enforcing strict and uncompromising quality control systems and using modern production processes.

C.	Centralization of Hogla-Kimberly operations

Hogla-Kimberly’s production operations are centralized at three sites (Hadera, Nahariya and Afula), and its distribution operations are at two other sites (Tzrifin and Haifa). Lengthy damages to one or more of the production and/or distribution sites could substantially impact Hogla-Kimberly’s financial outcome.

D.	Environmental Protection

The requirements of the Ministry for Protection of the Environment with regard to the activity and its installations demand that Hogla-Kimberly budget financial resources for this issue. These demands could expand and increase because of the growing awareness of protection of the environment, which could force Hogla-Kimberly to budget additional resources.

E.	Prices of raw materials – a substantial rise in the price of Hogla-Kimberly’s raw materials could damage its operations and profits.

F.	Dependence on energy prices – Hogla-Kimberly’s operations are dependent on energy consumption which reclines to natural gas. A rise in energy prices or substantial delays in supply were to damage Hogla-Kimberly’s operations and profits.

G.	Legal regulations

Hogla-Kimberly is subject to legal restrictions in its commercial operations, which could impact the outcome of its operations, such as – government policies on various issues and various government resolutions, such as a rise in minimum wage. Such changes in regulations could impact Hogla-Kimberly’s activities in its activity of operations.

22.2.22.3	Special Factors

Factors Related to the Hogla-Kimberly operations in Turkey - See Section 21.3.1 below.

22.2.22.4	The extent of impact of risk factors

The following are the Hogla-Kimberly estimates regarding the types and impacts of said risk factors on Hogla-Kimberly:

Risk Factors	Degree of Impact
	Major Impact	Medium Impact	Minor Impact
Macro-economic factors	— Economic slowdown	— Exchange Rates	— Inflation
Filed -related factors	— Damage to reputation	— Competition — Raw material prices — Accounts Receivable Risks — Regulation	— Energy Prices — Regulation
Special Factors		— Damage to manufacturing plant — Environment — Turkey's Activities

22.3	Operations in Turkey

22.3.1	General

Hogla-Kimberly operates in the Turkish market through a wholly-owned subsidiary that was acquired in 1999, named KIMBERLY-CLARK TUKETIM MALLARI SANAYI VE TICARET A.S. , formerly –Ovisan, (hereinafter: “KCTR”). The Turkish market, due to its size and relatively low penetration rates, was earmarked by Hogla-Kimberly as possessing potential for strategic growth.

KCTR manufactures and sells products in the diaper and feminine hygiene activitys. For details regarding KCTR products, see Section 22.3.4, below.

KCTR plans to operate in the Turkish market through its premium products under the Kimberly Clark Worldwide brand, in a format similar to that used by Hogla-Kimberly in Israel. For this purpose, KCTR has over the past several years, established both manufacturing as well as appropriate marketing, distribution and sales infrastructures.

Hogla-Kimberly is exposed to various risks related to its operations in Turkey. Over the last few years there has been greater stability in the Turkish market and Hogla-Kimberly estimates that the main risk associated with the Turkish market involves economic instability and elevated inflation rates that previously characterized the Turkish economy, and could potentially return and negatively affect KCTR’s operations.

Despite the significant increase in the volume of sales of KCTR (rate of 31% in 2007, as compared with 2006 and 30% in 2006 as compared with 2005), due to the sharp devaluation of the Turkish currency in mid-2006, and due to expenses related to the launching of brands into the Turkish market, the KCTR operating losses grew in 2006, by $13.5 million and moderated somewhat in 2007, with the decrease in operating loss of $0.7 million. The said operating loss in 2007 was mostly derived from the severe competition in the Turkish market, leading to low market prices, by expenses related to the launching of Huggies® and Kotex®into the Turkish market and includes a non-recurring expenditure of NIS 6 million that was recorded in the first quarter of 2007 on account of the closing of trade agreements with the previous distributors, following the implementation of the agreement with Unilever (as detailed in Section 22.3.6 below), as well as due to the upgrading of brands in the Turkish market.

KCTR is continuing to implement a multi-annual program for expanding its operations in Turkey and reinforcing the position of the Huggies® and Kotex® brands in this market. Pursuant to this activity and pursuant to the distribution agreement that KCTR signed with Unilever, KCTR managed to significantly increase its sales turnover (3.4% in 2007 in relation to 2006 and 30.9% in 2006 in relation to 2005), while improving its gross margins.

22.3.2	Dividend

KCTR has not distributed any dividends since its establishment. As at December 31, 2007, KCTR possesses no distributable earnings.

22.3.3	Financial Information

The revenues of KCTR amounted to $63.3 million (approximately NIS 260.0 million), $48.4 million (approximately NIS 198.8 million) and $41.8 million (approximately NIS 171.7 million), in the years 2007, 2006 and 2005, respectively.

The operating losses of KCTR amounted to $17.9 million (approximately NIS 73.5 million), $18.6 million (approximately NIS 76.4 million) and $5.1 million (approximately NIS 20.9 million), in the years 2007, 2006 and 2005, respectively. These losses are attributed – inter alia – to the elevated launch expenses, sales promotion and advertising, relatively to the scope of sales, coupled with low gross margins due to severe competition in the Turkish market.

22.3.4	Products and Services

KCTR manufactures and markets products in the diaper and feminine hygiene activitys. Toward the end of 2005, KCTR launched the first Kotex® feminine hygiene products, while in the course of 2006, KCTR also launched the Huggies® brand. The launch was accompanied by an extensive marketing campaign. The penetration of products in these activitys involves – by its very nature – massive investments in advertising, sales promotion and additional expenses associated with penetrating into the large retail marketing chains and expanding shelf space. In the course of 2007, KCTR continued to develop products and launched new product lines under the Huggies® and Pedo® brands, manufactured at KCTR’s advanced manufacturing plant. KCTR also launched an advanced Kotex®product (for feminine hygiene).

For revenues from KCTR’s main products, see Section 22.2.5, below..

22.3.5	Clients

KTCR sells its products to the private market in Turkey, as well as to the nationwide food chains that operate in Turkey, which KCTR estimates account for 30% of the market potential, in which KCTR continues to operate directly. The sales and marketing to the private market are made through Unilever (for additional details, see Section 22.3.6 below).

Moreover, KCTR exports its products to various countries in the region. In August 2007, the KCTR plant in Turkey was declared by Kimberly Clark to be a regional manufacturing plant, which resulted in greater exports.

KCTR is not dependent upon any single client. Moreover, KCTR has no single client whose revenues account for over 10% of the total KCTR revenues.

22.3.6	Marketing and Distribution

A strategic cooperation agreement was signed on March 1, 2007, between KCTR and Unilever in Turkey. As part of this agreement, Unilever conducts the sales, distribution and collection operations on behalf of KCTR throughout the entire Turkish market, except for the national food chains. Later in 2007, the cooperation with Unilever was expanded, as was the number of points of sale in the Turkish market that sell KCTR products.

Although KCTR is dependent upon Unilever as a distributor for the private market, KCTR estimates that the cancellation of the agreement would not have significant detrimental effect on KCTR, or cause it to incur significant additional costs as a result of the need to replace it.

22.3.7	Competition

The Turkish market is characterized by fierce competition against local brands and primarily against Procter & Gamble (P&G) – both in diapers and in feminine hygiene products. In 2007, the competition in the Turkish diaper market wherein KCTR operates, actually escalated, as selling prices continued to erode by the leading competitors, coupled with the penetration efforts of additional competitors into the market.

KCTR estimates that as at the date of this report, in the diaper market, the KCTR market share in Turkey amounts to 10%-11%, with the main competitor, Procter and Gamble (P&G), enjoying a market share of 30%, while an additional company (Hayat Kimya A.S) commands a market share of 24%.

KCTR estimates that in the feminine hygiene market, as at the date of the statements, the KCTR market share in Turkey is equal to 7%.

22.3.8	Manufacturing Capacity, Fixed Assets and Facilities

KCTR possesses an advanced manufacturing plant in Turkey that produces most of its products. The KCTR manufacturing plant is operating at full capacity.

22.3.9	Human Resources

The development of human capital is a top priority for KCTR, and it invests in training and seminars for its employees, including designated training for specific positions.

As at December 31, 2007, KCTR numbers 277 employees in Turkey, most of which work under a collective labor agreement.

22.3.10	Raw Materials and Suppliers

The main KCTR raw material is pulp that is imported from several overseas suppliers, chief among which is Kimberly Clark Worldwide.

KCTR has no special engagement or long term contracts with any of its raw material suppliers, but operates under on-call orders at market prices. The transfer prices vis-à-vis Kimberly Clark are determined in line with the transfer price policy of Kimberly Clark Worldwide.

There also exists no dependence upon any suppliers.

KCTR possesses exposure associated with the volatility of the exchange rates of the euro and the US dollar vis-à-vis the Turkish lira, through the purchase of raw materials and the import of products.

In 2007, KCTR acquired absorbent material for diapers from Sandia – Sakai, pursuant to global Kimberly Clark buying contracts, in the amount of $9.1 million, accounting for 11% of total supplier purchases in 2007. There exist several alternative suppliers in the market and KCTR has no dependence on this supplier.

22.3.11	Financing

The Turkish operations call for the influx of cash, partially from internal Hogla-Kimberly sources and partially from bank sources under Hogla-Kimberly guarantees. Hogla-Kimberly loans to KCTR in the amount of $11,534 thousands were converted into shareholders’equity on December 27, 2007.

As at December 31, 2007, KCTR has no external financing other than from those sources mentioned above.

22.3.12	Taxation

KCTR is subject to the taxation laws in Turkey. Corporate taxes in Turkey are based on the basis of taxable income in Turkey, calculated according to the financial statements, after deduction of recognized expenses, plus non-recognized expenses, net of investment incentives, as defined in Turkish tax law.

The rate of corporate taxes fell from 30% to 20% in the course of the second quarter of 2006.

KCTR recorded tax expenses of NIS 42 million in the years 2007 and 2006 as a result of the amortization of a tax asset that was created due to past losses. The amortization of the tax asset was made due to considerations of conservative accounting. For this reason, KCTR does not create deferred taxes due to current losses. According to Turkish tax laws, losses may be offset over a period of only 5 years.

22.3.13	Legal proceedings

For a description of legal essential proceedings, including demands of the authorities against KCTR, see Note 14 to the financial statements of Hogla-Kimberly as at December 31, 2007, attached to this report.

22.3.14	Business Objectives and Strategy

In the course of 2006, Hogla-Kimberly formulated a strategic plan pertaining to KCTR (Global Business Plan) until 2015, intended to expand the KCTR operations and improve its profitability, by building it to be a significant player in the Turkish market in disposable diapers, feminine hygiene products and various tissue products, on the basis of the international brands of Kimberly Clark Worldwide, based on local manufacture. The plan allows for gradual implementation according to actual results of operation, over several years and in various areas. The plan was approved by both Kimberly Clark and the Company. In 2007, KCTR continued to implement the strategic plan. In the event that the plan is fully implemented and successful, KCTR is expected – by 2015 – to become a dominant and profitable company, with annual sales of approximately $300 million. The KCTR turnover amounted to $63.3 million in 2007.

The above information pertaining to the results of implementing the KCTR strategic plan, constitutes forward-looking information as defined by the Securities Law, based on the KCTR estimates as at the date of this report. These assessments could fail to materialize entirely or in part, or could materialize in a different manner, among other reasons because of changes that will be made to the strategic plan, dependence on external factors that lie outside the control of KCTR such as the state of the economy, penetration of competitors, changes in expected costs, changes in legislation.

22.4	Carmel Container Systems Ltd.

Carmel is engaged in the planning, manufacture and marketing of cardboard packaging products. Carmel also possesses unique capabilities in the area of digital printing. Set forth below are details on Carmel and its activities:

22.4.1	General

Carmel was incorporated in 1982 as a private company and in 1986 became a public company after registering her shares on AMEX. In July 2005 the Company’s shares were delisted from AMEX (as detailed above). Accordingly, as of the of the reporting date, Carmel is a public company as defined in the Israeli Corporate Law but is not a reporting corporate as defined in the Israeli Securities Act. In July 1992 the Company acquired 25% of the share capital of Carmel. In March 2007 Carmel completed a buy-back of its shares from Ampal Ltd. and another shareholder (Dr. Eyal Shenhav) such that the Company’s holdings in voting rights in Carmel increased from 26.25% to 36.21% (as of December 31, 2007). As of the reporting date, the Company holds 36.21% of the voting rights and 25.0% of the share capital in Carmel. As of the reporting date, the remaining shareholders in Carmel are the Kraft Group (foreign shareholders) (hereinafter: “Kraft”), that together hold 49.7% of the voting shares and 34.3% of the share capital in Carmel, and the public, who holds 14.1% of the voting shares and 9.7% of the share capital of Carmel.

An agreement exists among the main shareholders in Carmel (the Company and the Kraft Group) which was signed in 1992 (hereinafter in this section: “the agreement”) in which various provisions were stipulated, inter alia, concerning the management of Carmel and the required majority for making material decisions. The agreement will be valid as long as Kraft holds at least 24% in the issued share capital of Carmel and as long as AIPM holds at least 20% in the issued share capital of Carmel (hereinafter in this section: “the minimum holdings rate”). If Kraft or AIPM would want to sell shares so that their holding in Carmel declines below the minimum holding rate as aforesaid, that shareholder will be required to sell its entire holdings in Carmel as one block.

Pursuant to the agreement, if one of the shareholders were interested in selling its holdings in Carmel, the other shareholder has a right of first refusal, subject to the terms stipulated in the agreement in this matter.

As of the reporting date the Board of Directors of Carmel comprises 10 directors (following the termination of office of two directors by Ampal) while, pursuant to the agreement, there are 3 directors recommended by AIPM, 5 directors recommended by Kraft and 2 directors nominated by public. It should further be noted, that in accordance with the Articles of Association of Carmel, a shareholder holding more than 50% of the shares that confer the right to appoint directors, shall be entitled to appoint all the Company’s directors.

Material issues that were stipulated in the agreement (such as distribution of dividends and proposals to the public) requires a special majority of 80%-85% of the directors.

Pursuant to the agreement, concerning issues set forth in the agreement (such as: mergers, amendment of the Articles and Memorandum, dissolution, a change in the capital and dividends), Kraft and Carmel shall agree between them with respect to those issues prior to the voting in the general meeting on the approval thereof, whereas if one of the shareholders objects to the approval of one of the issues as aforesaid, the other shareholder shall also vote against the approval.

In 1986, Carmel issued its shares to the public on AMEX. In July 2005, Carmel’s shares were delisted, at the Company’s initiative, from trading on AMEX, among others, due to the minority of shareholders of Carmel in the US, the low tradability and the hefty administrative expenses and in view of the fact that at the time Carmel did not have any plans to raise capital through the stock exchange.

Carmel has two investee companies:

a.	Frenkel CD Ltd. (hereinafter: “Frenkel” or “FCD”), an associated company of Carmel and of the Company, in which 27.85% are held by Carmel. As of the reporting date, the additional shareholders of Frankel are AIPM (which directly holds 27.85% of the share capital of Frenkel) and Frenkel and Sons Ltd. (hereinafter: “Frenkel and Sons”) (which holds 44.3% of the share capital of Frenkel). As of the reporting date, Frenkel has 8 directors, of which 2 directors were appointed by Carmel, 2 directors by AIPM and 4 directors by Frenkel and Sons.

In January 2006 a transaction was completed under which CD Packaging Systems Ltd. (which was directly held 50% by AIPM and 50% by Carmel) acquired the operation of Frenkel and Sons Ltd. for allotment of shares at a rate of 44.3% to Frenkel and Sons Ltd. in the merged company Frenkel. The purpose of the merged company is to consolidate the activities in this area and create a more meaningful factor in the competitive market, while combining the advantages of the two companies and exercising the potential for saving in costs, as a result of the synergy between the activities.

Frenkel is one of the leading companies in the planning, manufacture and marketing of packages for consumer goods and engages in cardboard shelf packaging. Frenkel offers its numerous customers from the industry, agriculture, food and beverage industries and the high-tech industry, unique packaging solutions which are tailored to their needs.

b.	Triwall Containers (Israel) Ltd. (hereinafter: “Triwall”) – a fully-owned subsidiary of Carmel , which was acquired in 1988 by Koor Foods Ltd.. Triwall is engaged in the planning, manufacture and marketing of triple-wall corrugated shipping containers (manufactured by Carmel), with the combination of additional materials, which are designed for packaging and transportation of products primarily to the high-tech market, bulk shipments, etc. In addition, Triwall manufactures wooden platforms for the local market and for export.

22.4.2	Dividends

Carmel has not distributed dividends during the last two years. Carmel does not have a dividend distribution policy. As of December 31, 2007, Carmel has distributable profits in the amount of NIS 78,921,000.

22.4.3	Financial Information

Set forth below are details regarding financial information of Carmel, in the years 2005, 2006 and 2007 (in millions of NIS):

	2007	2006	2005

Income	471.4	419.9	415.3
Gross Profit	54.5	51.1	47.2
Operating Profit	13.7	11.5	8.1

For further financial information of Carmel, see the attached financial report.

Starting from 2006, Frenkel’s business results are included in the financial reports of Carmel at the equity method, following the completion of the merger of activity between Frenkel and Sons Ltd. and CD Packaging Systems Ltd., as described in section 22.4.1 above.

22.4.4	The general environment and the effect of external factors on Carmel's activity

The annual turnover of the corrugated board industry in Israel, which is Carmel’s main area of activity, is estimated at 350,000 tons. The estimated sales turnover in 2007 is NIS 1,450 million.

The corrugated board industry is directly affected by any change in the GDP. Any improvement in the GDP leads to additional demand for packaging products and corrugated boards and vice versa. In addition, the growth in exports also supports the demand for packaging and cardboards products.

The raw materials for this industry, paper rolls and recycled paper rolls The recycled paper is produces and purchased in the industry primarily from the Company and paper rolls are primarily imported from Europe and the United States.

Surplus demand for paper, mainly in China, and increased demand in Europe lead to sharp increases in the price of paper. Prices of raw paper are at their highest level in years and the cost of one ton of raw paper increased by 20% compared to 2006. The price increase of raw material affected the profitability of this industry in 2006 and in the beginning of 2007. This price increase has triggered the rise in the prices of products in this market. In addition, the NIS exchange rate has had a strong impact on prices. Any change in the NIS exchange rate has a direct and sharp impact on the structure of cost.

The timeframe for ordering imported raw materials is very long, about 4 months, and necessitates maintaining a particularly large inventory. The wide range of different types of packaging requires a large variety of papers.

The corrugated board market is characterized by dynamic equilibrium between different types of packaging, for example: shifting from cardboard to shrink wrappers on the one hand, and from wood to cardboard on the other.

In 2007, the demand for cardboard boxes increased by 5% to a total of 350,000 tons, which is estimated at 5% of the overall demand for cardboard boxes in Israel. In 2006, the demand for cardboard boxes increased by 5% to a total of 315,000 tons.

At the same time, there was a sharp increase in the prices of inputs. The increase in the cost of paper (the main raw material in the manufacture of cardboard plates) between 2006 and 2007 was 25% in dollar terms. However, Carmel managed to increase the prices of its products, thereby increasing the gross margin per ton and improving its financial results.

In addition, the corrugated board industry is characterized by a surplus production capacity which is gradually decreasing. This industry is characterized by fierce competition. Nevertheless, the entry barrier to the industry is high and a large capital investment is required in order to set up manufacturing plants and train the manpower. The fixed cost structure is high and in addition the surplus production capacity dictates an aggressive price competition. This is further compounded by fairly high customer credit days, at 120 days on average.

Due to the competition in the activity, most of the increase in input prices was absorbed by the companies that operate in this market, thus reducing the activity’s profitability considerably in 2006. As stated above, the surplus production capacity of corrugated board is gradually declining and reaching the point of exhausted production capacity.

The import of cardboard packaging products does not pose a quantitative threat to the cardboard packaging market. The market share of imported cardboard packaging products is 2%. Domestic manufacturers have a clear advantage, due to flexibility in production, low transportation costs and low costs of inventory maintenance..

The cardboard packaging market in Israel is divided between four major companies: Carmel, Cargal Ltd. (hereinafter: “Cargal”) a company held by a control owner of the Company, YMA 1990 – Manufacture of Packaging Products Ltd. (hereinafter: “YMA”) and Best Carton Ltd. (hereinafter: “Best Carton”) in addition to numerous small manufacturers of cardboard packaging.. For additional details on the competition see section 22.4.8 below.

22.4.5	Products and Services

22.4.5.1	Carmel’s products are divided into three categories:

A.	Corrugated cardboard products – the corrugated cardboard products are manufactured and processed in line with the customers’ specific requirements, which are determined according to the type of stored goods, the type of packaging, the expected weights on the packaging during transportation, temperature and humidity conditions during the storage and transportation, the graphic design of the packaging, etc. The manufactured and processed corrugated cardboard products include: (1) “standard” corrugated board containers – boxes manufactured in different sizes, which are closed by sealing the upper flaps and bottom of the box; (2) containers and boxes in different geometric shapes that can be “positioned” by manually folding the cardboard plate without sealing or mechanically folding the flaps using warm glue. These products are primarily sold to machinery-intensive industries that operate at high rates, such as the soft beverage industry; (3) Cardboard crates for agriculture: trays that are formed only using tray forming machines with matching molds.

B.	Corrugated cardboard sheets – these are used as raw materials and marketed to corrugated cardboard processors, which use them as raw materials for the manufacture of packaging. Cardboard processors are small processing plants, which sell their produce to small and med-sized customers. Carmel specializes in the manufacture of triple- corrugated wall sheets that are used for specialized packaging by the subsidiary Triwall, mainly for the high-tech industry.

C.	Digital printing (advertising) products – planning, design and production of digital prints for diverse applications in sales promotion, display stands, decoration of pavilion in trade exhibitions and on billboards. High printing quality using a technology of ink injection on the work surface, while the cutting is shape-based, with no need for embossing.

The gross profit of the two segments of Carmel’s activity, the corrugated cardboard segment and the Triwall products segment, in 2007, amounted to NIS 44,041 thousands and NIS 10,436 thousands, respectively and accounted for 11% and 14% of the gross profit from the revenues of each activity, respectively.

22.4.5.2	Frenkel's products include the following:

Frenkel plans, manufactures and markets shelf packaging and exhibition stands. The raw materials used for Frenkel’s products primarily include duplex cardboard and some corrugated cardboard. Duplex cardboard is mostly imported directly from Europe and the US and in part purchased from local agents (indirect imports). Corrugated cardboard supply from Carmel accounts for 20% of Frenkel’s raw materials.

22.4.5.3	Triwall’s products include the following:

A. Triple-wall cardboard packaging which are mainly used for the export of heavy bulky products such as chemicals, electronic equipment, high-tech equipment, medical equipment, security equipment, etc.

B. Complex packaging primarily for the export of high-tech products, which are made of wood, plywood, triple-wall cardboard, padding materials, metals, and other materials.

C. Regular and unique wooden surfaces which are used as a basis for the above packaging.

22.4.6	Clients

The bulk of Carmel’s production is directed to the domestic market to customers from industry and agriculture, as specified below, while 2%-3% of the production is directed to exports, primarily agricultural. A large percentage of the industrial customers export their products in corrugated cardboard containers, so that a considerable portion of sales is also directed to indirect exports. The products are supplied in line with orders that customers submit through salespersons or directly to the customer service department. The orders are made in line with the price proposals to the customers and in accordance with the commercial arrangements between the parties. A small portion of the products is manufactured for inventory, at the customers’ request.

Carmel has a wide range of customers that include leading companies, which operate in different activitys, among which are: (a) the industrial activity, which includes food and soft beverages companies, dairies, textile companies and others; (b) the agricultural activity, which comprises customers that are farmers, packaging houses and marketing organization, and where the produce is directed both to the domestic market and to exports; (c) Cardboard processors – small plants for processing corrugated cardboards in small production series; (d) digital printing customers – which primarily include advertising agencies; (e) others – cellular operators, government offices and banks.

Amir Marketing and Investments in Agriculture Ltd. (hereinafter: “Amir”), an agricultural wholesaler, is a major customer of Carmel, which in 2007, generated revenues of NIS 62.3 million, that account for 13.2% of Carmel’s total revenues. The nature of Carmel’s agreement with Amir is identical to its agreements with other customers, as detailed below.

Carmel is not dependent on any customer whatsoever.

As of December 31, 2007, Carmel has 350 active customers. As of December 31, 2007, Carmel’s 20 largest customers account for 60% of its revenues.

The following table shows a breakdown of corrugated cardboard sales by Carmel and its subsidiaries to different types of customers in 2007 (as of December 31, 2007):

	Sales quantity (ton)	% of total sales	Total sales (NIS K)	% of total sales

Agriculture	24,089	26.0%	101,500	25.0%

Industry	46,325	50.0%	223,300	55.0%

Panels	15,751	17.0%	60,900	15.0%

Subsidiaries	6,486	7.0%	20,300	5.0%

Total	92,650	100.0%	406,000	100.0%

22.4.7	Marketing and Distribution

Carmel distributes its products various ways, including direct sales to end customers and sales through agents.

22.4.8	Competition

The corrugated cardboard industry is capital-intensive, which constitutes a natural entry and exit barrier of competitors. The main substitute for corrugated board products is shrink wrap for beverages.

To the best of Carmel’s knowledge and based on it’s internal information and estimations, there are four major companies that operate in the cardboard packaging market in Israel: Carmel Container Systems Ltd.; Cargal Ltd., YMA 1990, Manufacture of Packaging Products (a partnership between Kibbutz Ein Hamifratz and Kibbutz Ga’aton) and Best Carton Ltd. According to the estimation of Carmel, Carmel’s total revenues for 2007 represent approximately 28% of the market. In addition, there are 30 cardboard packaging manufacturers with small market shares, which perform the processing activity, but not the manufacturing of corrugated cardboard. The total market share for 2007 of the small manufacturers is about 5%. These manufacturers produce small series of packaging with less advanced machinery compared to that used by Carmel. As of December 31, 2007, the annual turnover of the corrugated cardboard industry is 350,000 tons, while annual sales in 2007 were estimated at NIS 1,450,000.

The factors that could affect Carmel’s market position vis-à-vis its rivals include: the advantage of a major market player, efficiency in production and supply, the quality of service to the customer and competitive prices.

22.4.9	Seasonality

Most of the demand for cardboard packaging products is in winter months, primarily November and March, due to the seasonal export of citrus and pepper crops. During the winter, the production capacity of the activity is fully exhausted.

22.4.10	Production Capacity

Carmel’s corrugated cardboard are manufactured in two plants located in Caesarea (the plant operates 24 hours a day, except for weekends) and in Carmiel (operates in one shift only), while most of the production is carried out in Caesarea. The entire corrugation activity and most of the processing are carried out in Caesarea. The bulk of the processing is performed by 12 processing machines. In addition, Carmel has a carton forming center for agricultural packages in Ashkelon, which began operating in early 2006, and provides formed cartons to the south and center regions of the country. Carmel has another forming center in Ein-Yahav, which serves customers in the Arava region.

As of December 31, 2007, Carmel’s production capacity for corrugated cardboards in its Caesarea plant is estimated at 100,000 tons. During 2005 and 2006, Carmel made a strategic move to improve its corrugated array with the aim of enlarging its production capacity, to be more efficient and to widen its use of various types of papers. This investment improved the paper residue rate and allowed the use of lighter papers. The total investment in the Caesarea plant in the years 2004-2006 was NIS 25 million. Carmel is manufacturing in Caesarea at almost full capacity. Another volume of 12,000 tons, is manufactured in the Carmiel plant.

22.4.11	Fixed Assets and Facilities

Carmel owns real estate in Netivot and leases from a company owned by a control owner of the Company property and buildings in the industrial areas of Caesarea, Carmiel, Hadera, Ashkelon and Netanya, for the following periods and under the following terms:

22.4.11.1	The lease agreement for Carmel’s central manufacturing site for corrugated cardboard in Caesarea, was signed in April 1994 for a 20-year period commencing on the date the building is populated.

22.4.11.2	Carmel has warehouses where it stores raw materials and finished products: in Hadera – the lease agreement was signed for a period of 5 years ending on December 2009; in Ashkelon – the lease agreement was signed for a period of 6 years ending on July 2011.

22.4.11.3	In Carmiel Carmel rents a building and a warehouse. The lease agreement for the building ends on August 2010, with a two-year extension option. The lease agreement for the warehouse ends on December 2008 with a year’s extension option.

22.4.11.4	The lease agreement for Triwall’s manufacturing site in Netanya is for a period of five years ending on December 2009.

22.4.11.5	The lease agreement for Triwall's offices in Tel-Aviv ends on May 2008.

In 2006, real estate in Netanya, which is owned by Triwall, Carmel’s subsidiary, was sold for NIS 4.9 million.

Carmel’s fixed assets primarily include machinery and manufacture equipment for paper corrugation and processing machines, which perform cut, print, glue and fold, to complete the final product. Carmel’s corrugated cardboards are manufactured in Carmiel and Caesarea. The entire corrugation activity and most of the processing, using 12 processing machines, are performed in the Caesarean plant.

In 2006, a box maker machine was acquired by Carmel’s subsidiary Triwall, for the production site in Netanya while in 2008, the company plans to acquire a production line for corrugated sheets in Netivot at an estimated cost of $300,000.

Carmel has a vehicle fleet, which includes cars, under an operating lease, and fork-lifts, some of which are owned by the Company and some under an operating lease. Carmel operates a truck fleet through sub-contractors.

Carmel also owns a digital printing machine that prints on corrugated cardboard and other rigid panels at a high quality. There is a wide range of applications in sales promotion, display stands and billboards.

The aforementioned information concerning the acquisition of corrugated sheets’ production line in Netivot and the cost of said production line is forward-looking information as it is defined in the Israeli Securities Act, and constitutes company forecasts and estimates only, whose realization is not certain, and is based on existing information in the company as of the reporting date. Carmel’s forecasts and estimates may not materialize, all or in part, or materialize in a way which is materially different than anticipated. The main factors that could affect the aforesaid are dependence on external factors, changes in demand and supply in the market, and/or realization of any of the risk factors detailed in sector 22.4.18 below.

Carmel gave floating charges on it’s assets in favor of banks and the state of Israel. In addition, Frenkel gave floating charges on it’s assets in favor of banks and the state of Israel.

22.4.12	Human Resources

Carmel’s most important and main resource is its human capital. Carmel places at the top of its objectives, the development of its human capital and is investing efforts in employee training and further education, including specific training for different positions.

Carmel also places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by investigating cases of near-accidents, in order to prevent the accidents themselves from happening, to the extent possible).

As at December 31, 2007, Carmel numbers 837 employees. The employees are employed under various types of agreements as follows: 276 employees under collective agreements, 448 employees under personal contracts and 107 employees of manpower companies.

In the first quarter of 2008, AIPM approved the granting of options exercisable into ordinary shares of AIPM, subordinate to the required approvals in Carmel that have yet to be accepted, to several senior directors in Carmel under a compensation plan of AIPM for senior executives in the group. For details see section 5.6 above.

22.4.13	Raw Materials and Suppliers

The main raw material in the production of corrugated board is paper. This raw material forms the central component of the cost of sales, representing about 65% of the final product’s cost. Carmel has two main paper suppliers, which are also its shareholders: (1) AIPM, which supplies recycled paper, and which supplied the Company a total of NIS 85.1 million, accounting for 40% of Carmel’s total paper consumption in 2007; and (2) International Forest Products of the Kraft Group which supplies raw paper, and which supplied a total of NIS 73.2 million in 2007, about 30% of Carmel’s paper consumption in 2007.

Pursuant to an agreement between the shareholders of Carmel from 1992 (on this matter see also section 22.4.1 above), raw materials are acquired from the shareholders of Carmel at competitive prices that are acceptable in the activity.

Additional auxiliary materials that are used by Carmel Container Systems in the manufacture of corrugated cardboard are starch and fuel oil. Starch constitutes the main component in the adhesive that glues the paper sheets. The Company’s starch supplier is Galam. Additional raw materials used by Carmel are printing blocks and embossing machines which are acquired from several local suppliers, and wooden pallets that are manufactured by Triwall.

The main raw materials used by Triwall for the manufacture of containers (in its Netanya plant) are Triwall sheets manufactured by Carmel as well as varied packaging materials such as plywood, padding materials and metal parts which are acquired from several local suppliers.

Carmel, Frenkel and Triwall are not dependent on any supplier.

22.4.14	Working capital

Carmel’s consolidated working capital as a percentage of sales, as of December 31, 2007, is 27% (NIS 123 million).

a. Accounts Receivable

Carmel sells its products under acceptable credit terms. As of December 31, 2007, the average of customer credit days is 120 days.

b. Accounts Payable

As of December 31, 2007, the average number of supplier credit days is 60 days, while with respect to suppliers in Israel alone, the average number of credit days on that date is 90 days.

c. Inventories

The manufacture and supply of the products is performed in line with customers’ orders. Carmel does not manufacture products for inventory, except for a negligible amount, which is manufactured at the customer’s request.

22.4.15	Financing

Carmel has short-term loans, which as of December 31, 2007, amount to NIS 9.285 million and long-terms loans (including current maturities) which, as of December 31, 2007, amount to NIS 75.495 million.

As of the reporting date, all of Carmel’s financial sources are commercial banks in Israel.

A sum of NIS 27,572,000 out of the long-term loans bears fixed interest that ranges between 4% and 4.8%. The remaining long-term loans, in the amount of NIS 52,767,000, bear a floating interest of Prime +-1%.

22.4.16	Taxation

Since its establishment, Carmel has not received final tax assessments. However, since the Income Tax Authority has not contested the Company’s tax reports, under the law, the tax reports submitted in respect of the period up to 2003 are considered final tax assessments. As of the reporting date, there is no open discussion or contestation with the income tax authorities.

The tax laws that are applicable to industrial corporations registered in Israel, apply to Carmel. Carmel has final tax assessments up to and including the year 2002.

Carmel does not have any accumulated losses for tax purposes, as of December 31, 2007.

22.4.17	Restrictions and corporate control

Carmel places special emphasis upon meeting quality standards and control as accepted by international companies. Consequently, Carmel meets the requirements of the international standard 2000: ISO-9001 and the international standards for food-safety management HACCP and BRC/IOP. In addition, Carmel was certified for the Environmental Quality Standard 14001and Safety 18001.

It should be noted that for several years Carmel has been receiving the “Beautiful Industry” prize. In 2006, Carmel won the first place in the Beauty Flag contest in the paper and printing activity and the second place in the “Star of Israel”contest for designing a unique packaging for spices.

22.4.18	Risk Factors

22.4.18.1	Macro-economic factors

a. The economic situation

A slowdown in Israel’s economy could have an negative effect on Carmel’s financial situation. In addition, these circumstances could harm the demand for Carmel’s products, increase competition from importation and as a result cause a decrease in sales and hurt Carmel’s financial results and profitability.

b. Political and security situation

A deterioration in the political and security situation in Israel and globally could reduce the demand for Carmel’s products and as a result hurt Carmel’s sales, financial results and profitability.

c. Exchange rate fluctuations – Carmel imports paper using the US dollar. As a result there is a risk that stems from fluctuations in the dollar’s exchange rate, which affects the shekel prices of inputs and rate differences that stems from dollar liabilities. Changes in the dollar’s exchange rate against the shekel could erode Carmel’s profitability and cash flows.

22.4.18.2	Field-related factors

a. Raw material prices

The major risk factor is the price of raw materials, primarily paper, which forms the essential component of Carmel’s costs. A rise in raw material prices could hurt Carmel’s profitability. Additional risks originate from the need for additional inputs for the production process such as energy, electricity, transport and starch. A rise in the above inputs’ prices could hurt Carmel’s profitability.

b. Shutting down the ports

Carmel imports numerous raw materials used for the manufacture of its products. Shutting down the ports in Israel will harm the imports of raw materials and directly impact the company’s activity. However, since Carmel maintains an inventory of raw materials, only a prolonged closing of the ports will have a medium impact on Carmel’s activity.

22.4.18.3	The extent of impact of risk factors

The following table presents Carmel’s estimates on the types and impacts of said risk factors on the Company:

Risk Factors	Degree of Impact
	Major Impact	Medium Impact	Minor Impact
Macro-economic factors	— Exchange Rates	— Economic Situation	— Political and security situation
Field-related factors	— Prices of raw materials	— Closing of the ports

22.5	TMM Integrated Recycling Industries Ltd. (hereinafter: “TMM”)

On February 13, 2007, AIPM ceased to be a shareholder in TMM due to the sale of all of its holdings in TMM, as detailed below. To the best of the Company’s knowledge, TMM (together with its subsidiaries and associated companies) engages in the provision of services related to the handling of household, industrial and commercial waste.

The sale of TMM shares was made as part of a strategic move whereby the company focused on its core business.

Prior to the said date of sale, AIPM’s holding rate in the TMM voting rights –directly and indirectly – reached 43.08%.

On January 4, 2007 AIPM sold to CGEA, an existing shareholder in TMM, its indirect holdings in TMM (through Bartholome Holdings Ltd.), approximately 25.3% of the issued share capital, along with its direct holdings in TMM (through a tender offer), approximately 17.8% of the issued share capital, in consideration of NIS 27.3 million (NIS 2 per share). The said transaction had no material impact on the Company’s financial results.

It should further be noted that in March 2006, the Company reported that the Securities Authority has approached TMM regarding an investigation it is conducting. As reported, to the best of TMM’s knowledge, the Company’s President was arrested and released under restrictive conditions. As at the Report Date, the Company has received no additional information regarding this matter.

22.6	Cycle-Tec Ltd.

Cycle-Tec Ltd. (hereinafter: “Cycle-Tec”), is a privately-held company that was established in 1995 and began its activity under the framework of the technological incubator in Netanya (hereinafter: “The Incubator”). As at the date of the report, Amnir – a wholly-owned subsidiary of the company – owns 30.18% of the Cycle-Tec shares capital. The other shareholders as at the date of the report are: private investors – 19.4%; entrepreneurs and employees – 37.8%; and the technological incubator – 12.6%.

As at the date of the report, the Cycle-Tec board of directors numbers 7 directors, of which two are appointed by AIPM.

Cycle-Tec engages in the development of a process for producing composite materials with a relative advantage of strength on the plastics industry, from paper waste (mainly newspapers) and recycled plastic (hereinafter in this section: “The Technology”). In 2004, the technological feasibility was implemented in local manufacture (hubs manufactured by Amnir using Cycle-Tec’s materials are sold in the Israeli market to the plastics and paper industries). Cycle-Tec is working to commercialize the technology through the manufacture of hubs and their sale, while seeking additional products that can utilize this technology.

The technology was registered as a patent in Israel and in the United States and is currently being registered in additional countries.

As at the date of the report, the Cycle-Tec activity is not material to the company.

Part B

Board of Directors Report

Part C

Financial Statements

Part D

Additional Details Regarding the

Corporation

TABLE OF CONTENTS

Topic	Contents	Page

Regulation 10 A	Summary of quarterly statements of income	1

Regulation 10 C	Utilization of Proceeds from Securities with Regard to	1
	Intended Application of the Proceeds as Specified in the
	Prospectus

Regulation 11	List of Investments in subsidiary companies and in associated	1
	companies as of the date of the balance sheet

Regulation 12	Changes in investments in subsidiary companies and in	2
	associated companies during the reported year

Regulation 13	Revenues of subsidiary companies and associated companies,	2
	and the corporation's revenues from such as of the balance
	sheet date

Regulation 14	List of groups of loan balances given as of the date of the	2
	balance sheet, if granting of loans was one of the
	corporation's main dealings

Regulation 20	Trade on the Stock Exchange - securities registered for	2
	trade/ suspended - dates and reasons

Regulation 21	Payments to senior officers	3

Regulation 22	Remuneration and Benefits	3

Regulation 24	Convertible shares and securities held by interested parties	3
	in the corporation, in subsidiary companies or in associated
	companies as close as possible to the date of the report

Regulation 24 A	Registered share capital, issued capital and convertible	4
	securities

Regulation 25 A	Residence and address	5

Company Name:	American Israeli Paper Mills Ltd.

Company No. with Registrar:	Private company 52-0018383-3

Address:	POB 142, Hadera 38101

Telephone:	04-6349405

Telefax:	04-6339740

Date of balance sheet:	31.12.07

Date of Report:	10.3.08

Regulation 10 A – Summary of Quarterly Statements of Income

Summary of quarterly statements of income attached hereto as Appendix A of this report.

Regulation 10 C – Use of proceeds from securities, with mention of objectives of proceeds according to prospectus

None.

Regulation 11 – List of investments in subsidiary companies and in associated companies as of the balance sheet date

List of investments attached hereto as Appendix B of this report.

1

Regulation 12 – Changes in investments in subsidiary companies and in associated companies during the reported year

List of changes attached hereto as Appendix C of this report.

Regulation 13 – Revenues of subsidiary companies and associated companies, and corporation’s revenues from such as of balance sheet date

List of revenues attached hereto as Appendix D of this report.

Regulation 14 – List of groups of loan balances given as of the date of the balance sheet, if granting of loans was one of the corporation’s main dealings

None.

Regulation 20 – Trade on the Stock Exchange – Securities registered for trade/ suspended – dates and reasons

During the reported period 15,466 ordinary shares were registered for trade following employee’s exercise of options.

During the reported period, trade was suspended on the following dates:

May 14, 2007 – publication of quarterly balance sheets.

August 9, 2007 – publication of quarterly balance sheets.

November 8, 2007 – publication of quarterly balance sheets.

2

Regulation 21 – Payments to senior officers

Details attached hereto in Appendix E.

Regulation 22 – Salaries and Benefits

The salaries of interested parties during the reported period amounts to NIS 3,244 thousands.

(including directors, Chairman of the Board of Directors and CEO).

Regulation 24 – Convertible shares and securities held by interested parties in the corporation, in subsidiary companies or in associated companies as close as possible to the date of the report

List of interested parties’ holdings attached hereto as Appendix F.

In 1980 a voting agreement was signed (amended in 1982) between Clal Industries and Investments Ltd. and Discount Investment Company Ltd., pursuant to which the two companies would cooperate in voting with regard to appointments in the board of directors, wages of the chairman and CEO in the board of directors’ committees of the corporation and with regard to the approval of distribution of dividends. The agreement also included the parties’ undertaking to award right of first refusal to the other party in the event of the sale of shares by either party.

3

Regulation 24A – Registered share capital, issued capital and convertible securities

The corporation’s registered capital as at January 31, 2008: 20,000,000 shares.

The corporation’s issued capital as of January 31, 2008: 5,060,774 shares.

194,300 options were issued to senior employees on July 5, 2001. All the options granted in conjunction with said plans have been exercised or have expired.

81,455 options were issued to employees on November 2, 2001, according to a scheme. All the options granted in conjunction with said plans have been exercised or have expired.

In November 2007, the Company allocated via private placement 1,012,585 ordinary shares of the company to controlling shareholders and institutional investors in consideration of a total investment of $213 million. The consideration received in respect of the allotment of the shares offered as aforesaid, shall be used for the partial financing of the acquisition of the new machine for the manufacture of packaging paper, as set forth in section 6 of the periodical report. The private placement was ratified on Nov-25-07 by an extraordinary general meeting of the company.

On January 14, 2008, the Company’s Board of Directors approved adoption of a compensation plan for senior employees of the Group, by allocating 285,750 stock options, each of which is exercisable into one ordinary share of the company, which at the time of approval of said allocation comprised 5.65% of the Company’s issued share capital. As at the reported date, the option warrants granted in the frame of the plan to senior employees in the company and/or in subsidiaries were allocated. As at the reported date, the option warrants granted in the frame of the plan to the CEO of the Company and to senior employees in associated companies of the Company have yet to be allocated.

4

Regulation 25A – Residence and Address

The corporation's registered address:	POB 142; Hadera Industrial Zone 38101

E-mail address:	hq@aipm.co.il

Telephone no.:	6349349- 04

Fax. no.:	04-6339740

Regulation 26 – Corporation's board of directors

List of directors and their particulars attached hereto as Appendix G.

—	Regulation 26A - Senior Officers in the Corporation

List of senior officers and their particulars attached hereto as Appendix H.

Regulation 27 – Corporation's Accountant

The corporation's accountants during the reported period are Brightman Almagor & Assoc., residing at Maale Shichrur 5, Haifa.

To the best of the corporation's knowledge, the accountants are not interested parties or family relations to any interested party or of any senior officers in the corporation.

Regulation 28 – Changes in the memorandum or articles of association during the reported year

None.

5

Regulation 29 – Directors' recommendations and resolutions

On April 15, 2007, an extraordinary general meeting of the company approved the appointment of Brightman Almagor & Assoc. as the company's auditing CPAs for 2007.

In November 2007, the Company allocated via private placement 1,012,585 ordinary shares of the company to controlling shareholders and institutional investors in consideration of a total investment of $213 million. The consideration received in respect of the allotment of the shares offered as aforesaid, shall be used for the partial financing of the acquisition of the new machine for the manufacture of packaging paper, as set forth in section 6 of the periodical report. The private placement was ratified on Nov-25-07 by an extraordinary general meeting of the company.

On January 14, 2008, the Company's Board of Directors approved adoption of a compensation plan for senior employees of the Group, by allocating 285,750 option warrants. See Regulation 24A, above.

On Feb-6-08, an extraordinary general meting of the company approved the reappointment of Mr. Amir Makov and Ms. Ronit Blum as external directors of the company.

6

Regulation 29A – Company resolutions

On May 10, 2004, the company's board of directors resolved, regarding remuneration of each of the company officers, for any liability or expense as set out below, imposed on such following an action taken (including actions before the date of the writ of remuneration) and/or any action to be taken in future by virtue of office in the company, directly or indirectly related to events set out in the schedule to the writ of remuneration, to any part of such or related to such, directly or indirectly, provided the sum of remuneration, under all writs of remuneration granted in this matter to such company officer, according to the resolution of the board of directors, does not exceed a cumulative sum equivalent to 25% of the company's shareholders' equity according to its last financial statements (consolidated), published before de facto awarding of the writ of remuneration. The general meeting approved the amendment of Section 1.1 on Jun-21-06. To the writs of remuneration, in accordance with Amendment 3 of the Companies Law and in accordance with the amendment of the Company's articles. The company's board of directors also approved officers' liability insurance at a volume of $6 million. The resolution was approved on June 17, 2007 by the corporation's general meeting.

On May 13, 2007, the board of directors of the company approved the employment agreement of the company's CEO, Mr. Avi Brenner. For additional details see Note 9 to the financial statement of the company as at December 31, 2007. In addition, as of January 14, 2008, the allotment of 40,250 stock options of the company to the CEO was approved, as part of the aforesaid compensation plan in Regulation 24A above (that have yet to be allocated).

American Israeli Paper Mills Ltd.

Date of Signature: March 10, 2008.

Names of signing parties:

Avi Brenner – CEO.

Shaul Gliksberg – Chief Financial and Business Development Officer

7

Appendix A

Regulation 10 A – Summary of Consolidated Quarterly Statements of Income

(In NIS thousands) (1)

	January-March 2007	April-June 2007	July-September 2007	October-December 2007	The Year 2007

Sales, net	136,638	141,185	150,961	154,866	583,650

Cost of sales	104,066	110,105	110,776	115,907	440,854

Gross profit	32,572	31,080	40,185	38,959	142,796

Selling, Marketing, General and Administrative Expenses:

Selling and Marketing	7,696	7,157	8,255	8,259	31,367
General and Administrative	8,008	10,214	8,299	9,539	36,060

	15,704	17,371	16,554	17,798	67,427

Profit from ordinary operations	16,868	13,709	23,631	21,161	75,369

Financial expenses, net	6,194	4,233	7,363	1,768	19,558

Other Income (Expenses), net				(2,178)	(2,178)

Income before taxes on income	10,674	9,476	16,268	17,215	53,633

Taxes on Income	3,403	4,199	5,285	6,420	19,307

Profit from Company and consolidated subsidiary operations	7,271	5,277	10,983	10,795	34,326
Share in earnings (losses) of associated companies, net	(10,798)	1,311	(1,125)	7,728	(2,884)

Cumulative impact at beginning of period in associated company earnings

Net profit for the period	(3,527)	6,588	9,858	18,523	31,442

Basic net earnings (loss) per share (in NIS)	(0.87)	1.63	2.44	4.48	7.61

Diluted net earnings (loss) per share (in NIS)	(0.87)	1.63	2.43	4.47	7.60

No. of shares that served for calculating basic earnings per share	4,034,732	4,044,614	4,048,087	4,132,728	4,132,728
No. of shares that served for calculating diluted earnings per shar	4,034,732	4,051,304	4,054,860	4,139,533	4,139,533

(1) The sums in NIS are in accordance with Standard 12 of the Israel Financial Accounting Standards Board.

8

Appendix B–1

Regulation 11 – List of Investments

Share capital in active subsidiaries and related companies and holding percentages

As at December 31, 2007

Company Name	Registered share capital				Issued and Outstanding Share Capital		Holding % (direct and indirect)
	Type of share	Par value	No. of shares	Total par value In NIS	No. of shares	NIS	In equity	In voting and authority to appoint directors

Amnir Recycling Industries Ltd.		1.0000	6,000,000	6,000,000	5,367,000	5,367,000	100.00%	100.00%
Hogla-Kimberly Ltd.		1.0000	11,000,000	11,000,000	8,263,473	8,263,473	49.90%	49.90%
Graffiti Office Supplies & Paper Marketing Ltd.		1.0000	22,000	22,000	1,000	1,000	100.00%	100.00%
American Israeli Paper Mills Paper Industry (1995) Ltd.		1.0000	28,000	28,000	100	100	100.00%	100.00%
Mondi Business Paper Hadera Ltd.		1.0000	38,000	38,000	1,000	1,000	49.90%	49.90%
Frenkel-CD Ltd.	A	1.0000	11,998,000	11,998,000	10,000,000	10,000,000	37.93%
Frenkel-CD Ltd.	B	1.0000	2,000	2,000	1,795	1,795		37.93%
Carmel Container Systems Ltd.		1.0000	10,000,000	10,000,000	1,739,937	1,739,937	36.21%	36.21%

9

Appendix B–2

Investments in subsidiaries and related companies – Dec-31-07

In NIS thousands

Company Name	Cost	Equity value	Outstanding loans

Consolidated Subsidiaries
Amnir Recycling Industries Ltd.	6,741	139,385	20,877
Dafnir Packaging Systems Ltd.	92	(893)	1,134
Nir Oz Investment Company Ltd.		72,659	(14,673)
Graffiti Office Supplies & Paper Marketing Ltd.	999	(28,683)	40,503
American Israeli Paper Mills Paper Industry (1995) Ltd.	245,308	365,295
American Israeli Paper Mills Marketing (1992) Ltd.		(2,023)	2,103

Associated Companies
Hogla-Kimberly Ltd. (1)	23,323	405,143	(32,770)
Carmel Containers Systems Ltd. (2)	18,313	120,093
Mondi Business Paper Hadera Ltd. (3)	1,095	107,281	39,372

(1) Of which our share = 49.90%

(2) In Carmel, our share = 36.21%, in addition to 37.93% in an associated company of Carmel

(3) Of which our share = 49.90%

Loan terms

Linked to US$ - Interest 0%-6.15%	21,268
Linked to CPI - Interest 0%-4%	40,503
Unlinked loan with 3.9% interest	36,674
Capital notes - unliked and interest-free	(41,900)
Total	56,545

Loan repayment terms
The repayment date has yet to be set	56,545

10

Appendix C

Regulation 12 – Changes in investments in subsidiary companies and in associated companies during the reported period

Changes in holdings during the reported period –

On January 4, 2007, the company entered into an agreement with CGEA (Israel) Ltd. Veolia Israel (hereinafter: CGEA), whereby the company would sell to CGEA its holdings in Bartholome as well as its remaining holdings in TMM. Pursuant to the agreement, CGEA acquired all of the company's holdings in Bartholome. CGEA also acquired all of the Company's holdings in TMM, as part of a complete tender offer and effective of February 2007, the Company is no longer a shareholder of TMM.

In the course of the second quarter, Carmel performed a buyback of its own shares, held by some of its minority shareholders. As a result of this buyback, the Company's holdings in Carmel rose from 26.25% to 36.21%. This increase in the holding rate produced a negative cost surplus of NIS 4,923 thousand for the Company. According to Standard 20 (amended), this was allocated to non-monetary items and will be realized in accordance with the realization rate of these items.

In the course of the reported period, the Company included a sum of NIS 2,439 thousand in profits from associated companies, as a result of the realization of these items.

11

Appendix D

Regulation 13 – Revenues of Subsidiary Companies and Associated Companies

(For 2007)

In NIS thousands

Company Name	Profit (loss) before taxes	Profit (loss) after taxes	Dividend received	Management fees	Interest received (paid) (NIS `000, nominal)

1. Consolidated Subsidiaries
Amnir Recycling Industries Ltd.	26,932	20,709			(9,152)
Graffiti Office Supplies & Paper Marketing Ltd.	(1,256)	(2,672)			1,736
MIPM Paper Industry (1995) Ltd.	55,937	41,594			(4,617)
2. Associated Companies
Hogla-Kimberly Ltd. (1)		(31,985)
Carmel Containers Systems Ltd. (2)		7,773
Mondi Business Hadera Paper Ltd. (3)		(18,290)			2,944

(1) Of which our share = 49.9%

(2) Of which our share = 36.21%, in addition to 37.93% in an associated company of Carmel

(3) Of which our share = 49.90%

12

Appendix E

Payments to senior officers

Following below are details of payments made by the corporation in 2007 and liabilities assumed, as detailed in Regulation 21.

	Position	In NIS thousands

No. 1	CEO	2,643

No. 2	Senior Officer	1,612

No. 3	VP	1,406

No. 4	Senior Officer	1,268

No. 5	Senior Officer	1,195

13

Appendix F

Regulation 24

					Holding Percentage		Holding Percentage Fully diluted
Name of Interested Party	Company No. / ID No.	Name of Security	No. of Security on the Stock Exchange	No. of securities held as at January29, 2008	In equity	In voting and authority to appoint directors	In equity	In voting and authority to appoint directors

Clal Industries and	52-002187-4	Ordinary	632018	1,921,861	37.98%	37.98%	37.98%	37.98%
Investments Ltd.		shares

Clal Insurance	52-003612-0	Ordinary	632018	223,495	4.42%	4.42%	4.42%	4.42%
Holdings Ltd.		shares

Discount Investment	52-002389-6	Ordinary	632018	1,085,761	21.45%	21.45%	21.45%	21.45%
Corporation Ltd.		shares

14

Appendix G

List of Directors

(alphabetical)

A.	Blum Ronit

B.	Bronshtein Ari

C.	Yehezkel Avi

D.	Livnat Zvi

E.	Roni Milo

F.	Manor Itzhak

G.	Makov Amir

H.	Mar-Haim Amos

I.	Fisher Avi

J.	Rosenfeld Adi

15

Appendix H

Senior Position Holders in the Corporation

A.

1.	Name: Avi Brenner

2.	The position he fills at the Company: CEO.

B.

1.	Name: Shaul Gliksberg

2.	The position he fills at the Company: VP Finance and Business Development.

c.

1.	Name: Greenbaum Eli

2.	The position he fills at the Company: Internal Auditor.

d.

1.	Name: Gideon Liberman

2.	The position he fills at the Company: VP Operations, CEO of Infrastructures and Development Division.

e.

1.	Name: Gabby Keinan

2.	The position he fills at the Company: VP – Special Operations.

* In the current reporting year, Mr, Israel Eldar, the group’s controller, functioned as the highest ranking office holder, in financing.

16

Exhibit 5

MONDI BUSINESS PAPER HADERA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

MONDI BUSINESS PAPER HADERA LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Mondi Business Paper Hadera Ltd.

We have audited the accompanying balance sheets of Mondi Business Paper Hadera Ltd. (“the Company”) as of December 31, 2007 and 2006, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders’ equity and cash flows – of the Company and on a consolidated basis – for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position – of the Company and on a consolidated basis – as of December 31, 2007 and 2006, and the results of operations, changes in shareholders’ equity and cash flows – of the Company and on consolidated basis – for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As described in Note 2A, the financial statements are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
March 4, 2008

MONDI BUSINESS PAPER HADERA LTD.
BALANCE SHEETS
(NIS in thousands)

		Consolidated			Company
		As of December 31,			As of December 31,
	Note	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6

Current Assets
Cash and cash equivalents		323		15	-		-
Trade receivables	3	190,935		173,174	-		-
Subsidiaries		-		-	134,316	(*)	109,725
Other receivables	4	13,483		6,610	16,933		7,850
Inventories	5	143,366	(*)	109,116	88,605	(*)	71,927

		348,107		288,915	239,854		189,502

Long-Term Investments
Investments in Subsidiaries	6A	-		-	1,275		1,429

Fixed Assets	7
Cost		220,149	(*)	214,170	216,592	(*)	209,732
Less - accumulated depreciation		63,656		53,882	60,641		50,303

		156,493		160,288	155,951		159,429

Long -Term Assets
Long term Trade receivables		440		-	-		-
Goodwill	6B	3,177		3,177	-		-

		3,617		3,177	-		-

		508,217		452,380	397,080		350,360

Current Liabilities
Short term bank credit		101,760		96,740	101,760		96,740
Current maturities of long-term
bank loans	10	14,387		15,243	14,387		15,243
Capital notes to shareholders	11	5,514		6,337	5,514		6,337
Trade payables	8	118,912		108,007	85,861		72,458
American Israeli Paper Mills
Group, net		71,109		62,807	-		-
Other payables and accrued expenses	9	21,239		20,884	14,262		17,220

		332,921		310,018	221,784		207,998

Long-Term Liabilities
Long-term bank loans	10	38,035		33,869	38,035		33,869
Capital notes to shareholders	11	-		6,338	-		6,338
Deferred taxes	20	29,934		14,047	29,934		14,047
Accrued severance pay, net	12	46		46	46		46

		68,015		54,300	68,015		54,300

Commitments and Contingent Liabilities	13

Shareholders' Equity
Share capital	14	1		1	1		1
Premium		43,352		43,352	43,352		43,352
Capital reserves		929		-	929		-
Retained earnings		62,999		44,709	62,999		44,709

		107,281		88,062	107,281		88,062

		508,217		452,380	397,080		350,360

D. Muhlgay	A. Solel	Z. Livnat
Financial Director	Managing Director	Vice-Chairman of the Board of Directors

Approval date of the financial statements: March 4, 2008.
(*) Reclassified

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF OPERATIONS
(NIS in thousands)

		Consolidated			Company
		Year ended December 31,			Year ended December 31,
	Note	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Net sales	15	770,032	711,545	663,338	580,202	534,214	462,177

Cost of sales	16	688,000	659,845	609,752	517,376	501,080	420,558

Gross profit		82,032	51,700	53,586	62,826	33,134	41,619

Selling expenses	17	37,889	44,506	45,268	21,609	27,852	35,924
General and
administrative expenses	18	10,532	9,245	7,301	7,785	6,788	6,702

Operating profit (loss)		33,611	(2,051)	1,017	33,432	(1,506)	(1,007)

Financing expenses, net	19	(8,414)	(6,854)	(12,868)	(8,280)	(6,540)	(11,533)

Other income, net		313	37	65	27	-	-

Income (loss) before income
taxes		25,510	(8,868)	(11,786)	25,179	(8,046)	(12,540)

tax benefits (Income
taxes)	20	(7,220)	1,149	8,380	(6,735)	1,493	8,470

Income (loss) after
income taxes (tax
benefits)		18,290	(7,719)	(3,406)	18,444	(6,553)	(4,070)

Equity in net earnings
(losses) of
Subsidiaries		-	-	-	(154)	(1,166)	664

Net income (loss) for
the year		18,290	(7,719)	(3,406)	18,290	(7,719)	(3,406)

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Premium	Capital reserves	Retained earnings	Total

Balance - January 1, 2005	1	43,352	-	55,834	99,187

Changes during 2005:

Loss for the year	-	-	-	(3,406)	(3,406)

Balance - December 31, 2005	1	43,352	-	52,428	95,781

Changes during 2006:

Loss for the year	-	-	-	(7,719)	(7,719)

Balance - December 31, 2006	1	43,352	-	44,709	88,062

Changes during 2007:

Recognition in capital reserves
due to presentation of
shareholders
capital notes at fair value (*)	-	-	929	-	929

Profit for the year	-	-	-	18,290	18,290

Balance - December 31, 2007	1	43,352	929	62,999	107,281

(*)     The company created the Capital reserves due to initial application of standard No. 23.

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Cash flows - operating activities
Net income (loss) for the year	18,290	(7,719)	(3,406)	18,290	(7,719)	(3,406)
Adjustments to reconcile net
income (loss) to net cash provided
by (used in) operating activities
(Appendix A)	(11,317)	(2,667)	(29,625)	(11,291)	(2,698)	(28,359)

Net cash provided by (used in)
operating activities	6,973	(10,386)	(33,031)	6,999	(10,417)	(31,765)

Cash flows - investing activities
Acquisition of fixed assets	(8,458)	(8,414)	(51,323)	(8,443)	(8,414)	(51,323)
Proceeds from sale of fixed assets	376	189	248	27	189	184

Net cash used in investing
activities	(8,082)	(8,225)	(51,075)	(8,416)	(8,225)	(51,139)

Cash flows - financing activities
Short-term bank credit, net	5,020	10,853	87,004	5,020	10,869	86,990
Repayment of long-term bank loans	(15,927)	(16,002)	(13,702)	(15,927)	(16,002)	(13,702)
Proceeds of long-term bank loans	18,000	28,000	-	18,000	28,000	-
Repayment of long-term capital
notes to shareholders	(5,676)	(4,225)	-	(5,676)	(4,225)	-

Net cash provided by (used in)
financing activities	1,417	18,626	73,302	1,417	18,642	73,288

Increase (decrease) in
cash and cash equivalents	308	15	(10,804)	-	-	(9,616)
Cash and cash equivalents -
beginning of year	15	-	10,804	-	-	9,616

Cash and cash equivalents -
end of year	323	15	-	-	-	-

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Consolidated				Company
		Year ended December 31,				Year ended December 31,
		2 0 0 7	2 0 0 6		2 0 0 5	2 0 0 7	2 0 0 6		2 0 0 5

A.	Adjustments to reconcile net
	income (loss) to net cash provided
	by (used in) operating activities

	Income and expenses items
	not involving cash flows:
	Equity in net losses (earnings) of
	Subsidiaries	-		-	-	154		1,166		(664)
	Depreciation and amortization	10,701		10,907	10,722	10,432		10,513		9,617
	Deferred taxes, net	7,006		(1,330)	(8,470)	6,724		(1,501)		(8,470)
	Decrease in liability for severance
	pay, net	-		(5)	(36)	-		(5)		(36)
	Capital gain
	from sale of fixed assets	(313)		(37)	(65)	(27)		(37)		-
	Effect of exchange rate and linkage
	differences of long-term bank
	loans and long-term loan to
	Subsidiary	1,237		(935)	(738)	1,237		(935)		(739)
	Effect of exchange rate
	differences of long-term
	capital notes to shareholders	(556)		(1,512)	1,179	(556)		(1,512)		1,179

	Changes in assets and liabilities:
	Increase in trade receivables	(17,761)		(12,299)	(3,060)			-		-
	Decrease (increase)
	in other receivables	2,008		(261)	(345)	80		2,611		(3,165)
	Decrease (increase)
	Increase in Subsidiaries	-		-	-	(24,591)	(*)	(26,854)	(*)	(3,741)
	in inventories	(34,250)	(*)	4,816	(26,468)	(16,678)	(*)	15,600		(30,153)
	Increase in long term trade
	receivables	(440)		-	-	-		-		-
	Increase (decrease) in trade
	payables	12,394		4,354	(4,235)	14,892		(3,578)		8,907
	Increase (decrease) in
	American Israeli Paper Mills
	Group, net	8,302		(7,047)	4,821	-		-		-
	Increase (decrease) in other
	payables and accrued expenses	355		682	(2,930)	(2,958)		1,834		(1,094)

		(11,317)		(2,667)	(29,625)	(11,291)		(2,698)		(28,359)

B.	Non-cash activities
	Acquisition of fixed
	assets on credit	(1,489)	(*)	3,596	3,342	(1,489)	(*)	3,596		3,342

The accompanying notes are an integral part of the financial statements.

(*) Reclassified

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business

Mondi Business Paper Hadera Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holdings BV. (“NHBV” or the “Parent Company”) (50.1%) and American-Israeli Paper Mills Ltd. (“AIPM”) (49.9%).

The financial statements are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

B.	Definitions:

The Company	-	Mondi Business Paper Hadera Ltd.

The Group	-	the Company and its Subsidiaries, a list of which is presented in Note 6C.

Subsidiaries	-	companies in which the Company exercises over 50% ownership and control, directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	Until January 1, 2007 as defined by Opinion No. 29 of the Institute of Certified Public Accountants in Israel. As of January 1, 2007 as defined by standard No.23 published by the Israeli Accounting Standard board.

Interested Parties	-	Until January 1, 2007 as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993. As of January 1, 2007 as defined in Standard No.23 published by the Israeli Accounting Standards board.

Controlling Shareholder	-	as defined in the Israeli Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

Euro	-	the United European currency.

Reported Amount	-	see Note 2A(1) below.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL (Cont.)

C.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the application of standard No.27 “Fixed assets”, standard No.28 ” Amendment of the transitional orders in accounting standard No. 27” , accounting standard No. 23 “Accounting for transactions between an entity and a controlling party” and accounting standard No. 30 “Intangible assets”.

A.	Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts – Standard No. 12

(1)	Definitions

Adjusted Amount – historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

Reported Amount – Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

(2)	General

In January 2004, Israeli Accounting Standard No. 12 “Cessation of Financial Statements Adjustment” came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the years ended December 31, 2004 and 2005, the Group’s financial statements are prepared and presented in Reported Amounts.

The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

The Company’s condensed financial statements in nominal values, on the basis of which the Company’s financial statements in Reported amounts and Adjusted Amounts were prepared, are presented in Note 23.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts – Standard No. 12 (Cont.)

(3)	Principles of Adjustment applicable for financial statements in reporting amounts

a.	Balance Sheet Items

Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) are presented at their Adjusted Amounts as of December 31, 2003 plus additions and dispositions occurring subsequent to such date. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added on or prior to December 31, 2003 are presented at their Adjusted Amount.

Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

Investments in Subsidiaries are presented based on the financial statements of these companies prepared in accordance with the guidance of Standard No. 12.

b.	Statement of Operations Items

Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

Income and expenses deriving from non-monetary items (mainly depreciation, amortization and changes in inventory) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

The Company’s share in the results of Subsidiaries is determined based on the financial statements of these companies prepared in accordance with the guidance of Standard No. 12.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Principles of Consolidation

The consolidated financial statements include consolidation of the financial statements of all Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries have been fully eliminated.

The unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee’s identifiable assets (including intangible assets) over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date is goodwill, which has been depreciated by December 31, 2005 over about 4 years.

See note I below for the accounting for goodwill as of January 1, 2006.

C.	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

D.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, on management’s estimation, is uncertain.

E.	Inventories

As of January 1, 2007 the Company applies Accounting Standard NO.26 “Inventories”. Inventories are stated at the lower of cost or net realizable value. Inventory cost includes purchase cost, direct labor cost, variable and fixed manufacturing overhead and any other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and the estimated costs necessary to make the sale. Any reduction of inventory to net realizable value as well as any other inventory loss is recorded in the current period.

Subsequent elimination of a write-down that stems from an increase in net realizable value is allocated to operations during the period in which the elimination is taking place.

Cost is determined for raw materials, auxiliary materials and finished products on the basis of weighted moving average cost per unit.

F.	Investments in Subsidiaries

Investments in Subsidiaries are presented using the equity method. For amortization of goodwill included in an investment in a Subsidiary, see I below.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Fixed Assets

As of January 1, 2007 the Company applies accounting standard No. 27 “Property plant and equipment” and accounting standard No. 28 “Amendment of the transitional orders in accounting standard No. 27 “Property plant and equipment”

Cost method- fixed assets are presented at cost, including interest and other capitalizable costs (capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation), less accumulated depreciation and amortization.

As of January 1, 2007 Any fixed asset with a meaningful cost in relation to the item’s total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes. This change will be treated as a change in accounting estimate.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:

%

Leasehold improvements	10
Machinery and equipment	5-20 (mainly 5%)
Motor vehicles	15-20
Office furniture and equipment	7-33

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

Profit of loss due to the sale or abandon of an asset is determined by the difference between the proceeds from the sale to the net book value of the asset and is attributed to profit and loss statements.

As a result of the application of this standards the Company reclassified major spare parts and standby equipment, that had been recorded as inventory, to property plant and equipment in the amount of NIS 2,715 thousand as of December 31,2007 (NIS 2,927 thousand as of December 31, 2006.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Impairment of Long-Lived Assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Other Assets – Goodwill

As of January 1, 2006 the Company applies Standard No. 20 (revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee” (in this paragraph- “the standard”).

By December 31, 2005 the Company had systematically amortized its goodwill deriving from the Acquisition of investees using the straight line method over periods of 15 years.

As of January 1, 2007 the Company applies Standard No. 30

In accordance with the standard, goodwill is the unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee’s identifiable assets (including intangible assets) over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date. Goodwill is no longer amortized in a systematic manner, but is examined for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

J.	Deferred Income Taxes

The Group records deferred income taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including depreciation differences on property and fixed assets. The Group records deferred-tax assets in respect of temporary differences as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized. The deferred income taxes are computed by the tax rates expected to be in effect at realization, as they are known at the balance sheet date.

The computation of deferred income taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the foreseeable future.

K.	Revenue Recognition

Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured. Revenues are presented net of discounts granted. The accrual for estimated discounts granted is computed according to the provisions stipulated in the agreements, and is recorded when revenues are recognized.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Transaction between the company and a controlling party.

As of January 1, 2007 the company is implementing accounting Standard NO.23 “Accounting for transactions between an entity and a controlling party”.

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

Loans-
As of January 1, 2007 loans granted from controlling party will be measured on fair value, the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

As a result of initial application of the standard the company’s share holders equity increased in the sum of NIS 929 thousand , the current liabilities decreased in the sum of NIS 823 thousand and the results of operation decreased in the sum of NIS 556 thousand during the period.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Supplier Discounts

Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group’s fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to Group’s purchases from suppliers during the reported period, which advance the Group towards the stated targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. Management’s estimate of meeting the targets is based, inter-alia, on historical experience, Group’s relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

N.	Exchange Rates and Linkage Basis

(1)	Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

(2)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

As of:	Representative exchange rate of the Dollar (NIS per $1)	CPI "in respect of" (in points)

December 31, 2007	3.846	191.15
December 31, 2006	4.225	184.87
December 31, 2005	4.603	185.05

Increase (decrease) during the year ended:	%	%

December 31, 2007	(9.1)	3.4
December 31, 2006	(8.2)	-
December 31, 2005	6.8	2.4

(3)	Exchange-rate differences are charged to operations as incurred.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Recent Accounting Standards

Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

Management decided to adopt IFRS standards starting January 1, 2008.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 3	–	TRADE RECEIVABLES

	Consolidated
	AS of December 31,
	2 0 0 7	2 0 0 6

Domestic
Open accounts	132,061	137,585
Checks receivable	34,882	26,575

	166,943	164,160

Foreign
Open accounts	26,984	4,680
Related parties	-	7,188

	26,984	11,868

	193,927	176,028
Less - allowance for doubtful accounts	(2,992)	(2,854)

	190,935	173,174

NOTE 4	–	OTHER RECEIVABLES

	Consolidated		Company
	As of December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6

Deferred taxes (Note 20D)	11,257	2,376	10,687	1,524
Prepaid expenses	-	952	-	739
Advances to suppliers	1,142	1,861	727	1,300
Value Added Tax	-	-	5,358	3,913
Income tax advances, net	-	138	-	10
Others	1,084	1,283	161	364

	13,483	6,610	16,933	7,850

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 5	–	INVENTORIES

	Consolidated			Company
	As of December 31,
	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6

Raw and auxiliary materials	49,638	(*)	30,703	39,917	(*)	30,703
Finished products and goods in process	93,728		78,413	48,688		41,224

	143,366		109,116	88,605		71,927

Includes products in transit	9,722		4,440	-		-

The inventories are presented net of
impairment provision	1,310		540	815		518

The cost of inventories recognised as an expense includes NIS 770 thousand in respect of write-downs of inventory to net realisable value.

(*)	As a result of applying standard No.27, spare parts in the sum of NIS 2,927 thousand were defined as fixed assets.

NOTE 6	–	INVESTMENTS IN SUBSIDIARIES

A.	Composition

	Company
	As of December 31,
	2 0 0 7	2 0 0 6

Cost of shares	4,338	4,338
Accumulated losses since acquisition, net	(3,063)	(2,909)

	1,275	1,429

B.	Goodwill

	Consolidated
	As of December 31,
	2 0 0 7	2 0 0 6

Cost	6,232	6,232
Less - accumulated amortization	3,055	3,055

	3,177	3,177

C.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2007, include the financial statements of the following Subsidiaries:

Ownership and control As of December 31, 2 0 0 7
%

Mondi Business Paper Hadera Marketing Ltd.	100.00
Grafinir Paper Marketing Ltd.	100.00
Yavnir (1999) Ltd.	100.00
Miterani Paper Marketing 2000 (1998) Ltd.	100.00

(*) Reclassified

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 7	–	FIXED ASSETS

	Leasehold improvements	Machinery and equipment		Motor vehicles	Office Furniture, Computers and equipment	Total

Consolidated

Cost:
Balance - January 1, 2007	3,724	(*)	203,964	3,107	3,375	214,170
Changes during 2007:
Additions	71		6,118	780	-	6,969
Dispositions	-		(236)	(754)	-	(990)

Balance - December 31, 2007	3,795		209,846	3,133	3,375	220,149

Accumulated depreciation:
Balance - January 1, 2007	2,593		47,285	1,712	2,292	53,882
Changes during 2007:
Additions	394		9,509	436	362	10,701
Dispositions	-		(220)	(707)	-	(927)

Balance - December 31, 2007	2,987		56,574	1,441	2,654	63,656

Net book value:
December 31, 2007	808		153,272	1,692	721	156,493

December 31, 2006	1,131		156,679	1,395	1,083	160,288

Company

Cost:
Balance - January 1, 2007	2,651	(*)	202,671	1,999	2,411	209,732
Changes during 2007:
Additions	71		6,103	780	-	6,954
Dispositions	-		(94)	-	-	(94)

Balance - December 31, 2007	2,722		208,680	2,779	2,411	216,592

Accumulated depreciation:
Balance - January 1, 2007	1,835		46,268	584	1,616	50,303
Changes during 2007:
Additions	272		9,422	435	303	10,432
Dispositions	-		(94)	-	-	(94)

Balance - December 31, 2007	2,107		55,596	1,019	1,919	60,641

Net book value:
December 31, 2007	615		153,084	1,760	492	155,951

December 31, 2006	816		156,403	1,415	795	159,429

(*)	Reclassified

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8	–	TRADE PAYABLES

	Consolidated		Company
	As of December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6

In Israeli currency	30,490	29,006	26,864	24,351
In foreign currency or linked thereto	88,422	79,001	58,997	48,107

	118,912	108,007	85,861	72,458

NOTE 9	–	OTHER PAYABLES AND ACCRUED EXPENSES

	Consolidated		Company
	As of December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6

Accrued payroll and
related expenses	15,774	12,719	10,454	12,719
Value Added Tax	777	1,559	-	-
Advances from customers	941	1,165	-	-
NHBV - Accrual for license fee	34	910	-	-
Interest payable	1,493	2,803	1,493	2,803
Other	2,220	1,728	2,315	1,698

	21,239	20,884	14,262	17,220

NOTE 10	–	LONG-TERM BANK LOANS

A.	Composition

	Interest rate	Consolidated and Company
		As of December 31,
	% (*)	2 0 0 7	2 0 0 6

In U.S. dollar	6.67	-	7,627
In NIS indexed to the CPI	6.55	52,422	41,485

		52,422	49,112
Less - current maturities		14,387	15,243

		38,035	33,869

(*)	Average interest rate as of December 31, 2007.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10	–	LONG-TERM BANK LOANS (Cont.)

B.	Maturities

Consolidated and Company
As of December 31,
2 0 0 7

First year - 2008	14,387
Second year - 2009	17,109
Third year - 2010	11,240
Fourth year - 2011	4,252
Fifth year - 2012	5,434

52,422

C.	According to the loan agreements with the banks, as amended in the second half of 2005, the Company has to achieve, inter alia, financial ratio at the end of each audited fiscal year of total shareholders equity (which includes capital notes to shareholders) to total assets to be no less than 22%. In case the Company fails to fulfill these covenants, the banks are entitled to demand early repayment of the loans, in whole or in part.

As of December 31, 2007, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 22.16%.

D.	As to a “negative pledge agreement” signed by the Company, see Note 13B.

E.	The Company and its Subsidiaries have been granted a total bank credit facility, pursuant to which the Company and its Subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 290,000 thousand. As of the balance sheet date, the Group utilized NIS 183,000 thousand of the credit facility as long & short term borrowings and as bank guarantees granted to third parties.

NOTE 11	–	CAPITAL NOTES TO SHAREHOLDERS

The capital notes to shareholders are linked to the dollar and bear no interest. According to the terms of the capital notes, the Company has the ultimate discretion upon the dates of repayment of the capital notes.

As of December 31, 2007 the total capital notes amount is NIS 5,514 thousand. Management intends to repay NIS 5,514 thousand of the capital note balance during 2008.

NOTE 12	–	ACCRUED SEVERANCE PAY, NET

Israeli law and labor agreements determine the obligations of the Group to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee’s most recent monthly salary. The liability of the Group for severance pay to its permanent employees is covered by current deposits to pension and severance funds. Accumulated amounts so funded are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements. The amounts presented in the balance sheet as of December 31, 2007 reflects the severance pay liability in respect of temporary employees.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 13	–	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments:

(1)	The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from AIPM. Future minimum lease rentals as of December 31, 2007 are as follows:

	Consolidated	Company

2008	4,628	3,280
2009	4,628	3,280

	9,256	6,560

B.	Liens

To secure long-term bank loans and short-term bank credits (the balance of which as of December, 31 2007 is NIS 154,182 thousand), the Company entered into a “negative pledge agreement” under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

C.	Guarantees

The Company from time to time and in the course of its ongoing operations provides guarantees.

NOTE 14	–	SHARE CAPITAL

A.	As of December 31, 2007 and 2006, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized – 38,000 shares; issued and paid up – 1,000 shares.

B.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors (See also Note 1A).

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 15	–	NET SALES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Industrial operations	580,202	534,214	460,383	580,202	534,214	462,177
Commercial operations	189,830	177,331	202,955	-	-	-

	770,032	711,545	663,338	580,202	534,214	462,177

NOTE 16	–	COST OF SALES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Purchases (*)	175,507	165,168	187,618	-	-	-
Materials consumed	383,002	343,801	306,803	383,002	343,801	306,803
Salaries and related expenses	40,756	38,082	36,391	40,756	38,082	36,391
Subcontracting	5,260	6,464	5,898	5,260	6,464	5,898
Energy costs	57,700	63,013	54,883	57,700	63,013	54,883
Depreciation	10,432	10,510	9,607	10,432	10,116	9,607
Other manufacturing costs
and expenses (including rent)	28,133	28,884	29,939	27,492	28,660	29,093

	700,790	655,922	631,139	524,642	490,136	442,675
Change in finished goods ,
goods in process, and
products in transit (**)	(12,790)	3,923	(21,387)	(7,266)	10,944	(22,117)

	688,000	659,845	609,752	517,376	501,080	420,558

(*)	The purchases of the Group are related principally to commercial operations.

(**)	Change in raw and auxiliary materials are included in materials consumed.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 17	–	SELLING EXPENSES

	Consolidated					Company
	Year ended December 31,					Year ended December 31,
	2 0 0 7	2 0 0 6		2 0 0 5		2 0 0 7	2 0 0 6		2 0 0 5

Salaries and related expenses	19,340		19,190		17,205	12,288		10,793	(*)	13,554
Packaging and shipping to customers	9,423	(*)	15,464	(*)	18,079	5,179	(*)	13,415	(*)	17,162
Maintenance and rent	8,438		8,494		8,237	3,721		3,421	(*)	4,747
Advertising	450		70		166	286		39	(*)	131
Commissions and license fees
to a shareholder	26		961		1,164	-		-		-
Depreciation	212		327		417	135		184	(*)	330

	37,889		44,506		45,268	21,609		27,852		35,924

(*)	Reclassified.

NOTE 18	–	GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Salaries and related expenses	4,221	3,829	3,863	4,221	3,829	3,863
Office maintenance	174	209	169	-	-	-
Professional and
management fees	1,998	1,792	2,060	1,423	1,353	1,537
Depreciation	57	70	74	57	70	74
Amortization of goodwill		-	623	-	-	-
Bad and doubtful debts	1,707	1,627	(840)	-	-	-
Other	2,375	1,718	1,352	2,084	1,536	1,228

	10,532	9,245	7,301	7,785	6,788	6,702

NOTE 19	–	FINANCING INCOME (EXPENSES), NET

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Interest on long-term bank loans	13,822	5,803	2,486	13,822	5,803	4,935

Erosion of monetary assets and
liabilities, net	(5,408)	(3,036)	5,630	(5,542)	(3,702)	4,883

Forward transaction	-	515	(1,497)	-	515	(1,497)

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 20	–	INCOME TAXES (TAXES BENEFITS)

A.	The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefit the Company is entitled to under this law is accelerated depreciation rates.

B.	Composition

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Current taxes	(140)	(79)	(54)	-	-	-
Taxes in respect of prior years	(74)	(102)	(36)	(11)	(8)	-
Deferred taxes (D. below)	(7,006)	1,330	8,470	(6,724)	1,501	8,470

	(7,220)	1,149	8,380	(6,735)	1,493	8,470

C.	Reconciliation of the statutory tax rate to the effective tax rate

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Income (loss) before income taxes	25,510	(8,868)	(11,786)	25,179	(8,046)	(12,540)

Statutory tax rate	29%	31%	34%	29%	31%	34%
Tax computed by statutory tax
rate	7,398	(2,727)	(4,007)	7,302	(2,494)	(4,264)

Tax increments (savings)
due to:
Non-deductible expenses	-	16	212	-	4	-
Non-taxable income	-	(78)	(22)	-	-	-
Reduction in corporate tax rates -
(E. below)	-	-	(3,888)	-	-	(3,962)
Differences arising from
basis of measurement	(252)	1,538	(711)	(576)	989	(244)
Prior years income taxes	74	102	36	9	8	-

	7,220	(1,149)	(8,380)	6,735	(1,493)	(8,470)

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 20	–	INCOME TAXES (TAXES BENEFITS) (Cont.)

D.	Deferred Taxes

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Balance as of beginning
of year	(11,671)	(13,001)	(21,471)	(12,523)	(14,024)	(22,494)
Changes during the year	(7,006)	1,330	4,582	(6,724)	1,501	4,508
Adjustment due to
change in income
tax rates	-	-	3,888		-	3,962

Balance as of end of year	(18,677)	(11,671)	(13,001)	(19,247)	(12,523)	(14,024)

	Consolidated		Company
	As of December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6

Deferred taxes are presented in the
balance sheets as follows:

Other receivables and prepayments (Note 4):

Allowance for doubtful accounts	570	852	-	-
Vacation and recreation pay	1,743	1,524	1,743	1,524
Carry forward tax losses	8,933	-	8,933	-

	11,246	2,376	10,676	1,524

Long-term liabilities:
Depreciable fixed assets	(29,934)	(25,401)	(29,934)	(25,401)
Accrued severance pay, net	11	11	11	11
Less- Carry forward tax losses	-	11,343	-	11,343

	(29,923)	(14,047)	(29,923)	(14,047)

	(18,677)	(11,671)	(19,247)	(12,523)

For 2006-2007 – Deferred taxes were computed at rates between 29%-25%, primarily – 25%.

Deferred taxes are recognized in respect of all carry forward losses of the Group, see F.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 20	–	INCOME TAXES (TAXES BENEFITS) (Cont.)

E.	Reduction of Corporate Tax Rates

In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. The effect of this amendment on the Group’s deferred income tax provisions is reflected by an increase of NIS 3,888 thousand in income tax benefit for the year ended December 31, 2005.

F.	Carryforward tax losses of the Group and the Company are NIS 50,271 thousand as of December 31, 2006 and NIS 33,086 thousand as of December 31, 2007, respectively.

G.	The Company and its Subsidiaries have tax assessments that are final through the 2002 tax year.

NOTE 21	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties and Subsidiaries

	Consolidated		Company
	As of December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6

Trade receivables - related parties	-	7,188	134,316	109,725

Trade payables - AIPM	71,109	62,807	-	-

Trade payables - related parties	38,090	4,714	-	-

Other payables and accrued expenses - AIPM	-	2,402	-	2,208

Other payables and accrued expenses -
related parties	34	910	-	-

Capital notes to shareholders	6,443	12,675	6,443	12,675

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 21	–	RELATED PARTIES AND INTERESTED PARTIES (Cont.)

B.	Transactions with Related Parties and Subsidiaries

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Sales to related parties	26,602	96,520	103,196	-	-	-

Sales to Subsidiaries	-	-	-	580,202	534,214	462,177

Cost of sales	106,226	106,679	106,076	91,361	9,148	77,930

Selling expenses, net
(Participation in selling
expenses, net)	64	4,413	5,969	(12,353)	(8,564)	(450)

General and
administrative expenses	1,998	1,234	1,750	1,423	935	1,447

Financing expenses
(income), net	2,880	2,361	2,406	2,880	2,361	1,845

C.	(1)	The Company leases its premises from AIPM and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed every year.

(2)	The Group is obligated to pay commissions to NAG.

NOTE 22	–	DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.	Credit Risk

The Group’s revenue derives from a large number of customers mainly in Israel and in Europe. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management’s estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

Cash and cash equivalents (including amounts in foreign currency) are deposited with major commercial banks in Israel.

B.	Fair Value of Financial Instruments

The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities, long-term loans from banks and capital notes to shareholders. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

The Group enters from time to time into off-balance sheet financial instruments for hedging against currency and interest-rate risks.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23	–	COMPANY’S FINANCIAL STATEMENTS IN NOMINAL VALUESFOR TAX PURPOSES

A.	Balance Sheets

	Company
	As of December 31,
	2 0 0 7	2 0 0 6

Current Assets
American Israeli Paper Mills Group, net	306,025		243,559
Other receivables	9,535		16,334
Inventories	88,605	(*)	71,927

	404,165		331,820

Long-Term Investments
Investments in Subsidiaries	(1)		146

Fixed Assets, net	153,548	(*)	156,827

Long -Term Assets
Deferred Taxes	-		-

	557,712		488,793

Current Liabilities
Short term bank credit	101,760		96,740
Current maturities of long-term bank loans	14,387		15,243
Capital notes to shareholders	5,514		6,337
Trade payables	85,861		72,458
Subsidiaries	171,709		133,834
Other payables and accrued expenses	14,262		17,220

	393,493		341,832

Long term liabilities
Long-term bank loans	38,035		33,869
Capital notes to shareholders	-		6,338
Accrued severance pay, net	46		46

	38,081		40,253

Shareholders' Equity	126,138		106,708

	557,712		488,793

(*) Reclassified

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23	–	COMPANY’S FINANCIAL STATEMENTS IN NOMINAL VALUES FOR TAX PURPOSES (Cont.)

B.	Statement of Operations

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Net sales	580,202	534,214	462,177

Cost of sales	517,192	500,916	420,394

Gross profit	63,010	33,298	41,783

Selling expenses	21,597	27,766	35,904

General and administrative expenses	7,707	6,851	6,698

Operating profit (loss)	33,706	(1,319)	(819)

Financing (expenses) income, net	(8,316)	(6,539)	(11,533)

Other income, net	-	-	-

Income (loss) before income tax benefits	25,390	(7,858)	(12,352)

Income tax benefits (expenses)	(6,734)	1,492	8,470

Income (loss) after income tax benefits	18,656	(6,366)	(3,882)

Equity in net earnings (losses) of Subsidiaries	(155)	(1,166)	664

Net income (loss) for the year	18,501	(7,532)	(3,218)

C.	Statements of Changes in Shareholders’ Equity

	Share Capital	Premium	Capital reserves	Retained earnings	Total

Balance - January 1, 2005	1	41,125	-	76,332	117,458

Changes during 2005:
Loss for the year	-	-	-	(3,218)	(3,218)

Balance - December 31, 2005	1	41,125	-	73,114	114,240

Changes during 2006:
Loss for the year	-	-	-	(7,532)	(7,532)

Balance - December 31, 2006	1	41,125	-	65,582	106,708

Changes during 2007:
Loss for the year	-	-	929	18,501	19,430

Balance - December 31, 2007	1	41,125	929	84,083	126,138

Exhibit 6

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

Brightman Almagor Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Hogla – Kimberly Ltd.

We have audited the accompanying balance sheets of Hogla – Kimberly Ltd. (“the Company”) as of December 31, 2007 and 2006, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders’ equity and cash flows – of the Company and on a consolidated basis – for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position – of the Company and on a consolidated basis – as of December 31, 2007 and 2006, and the results of operations, changes in shareholders’ equity and cash flows – of the Company and on consolidated basis – for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As described in Note 2A, the financial statements are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
February 28, 2008

The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
BALANCE SHEETS
(REPORTED AMOUNTS)
(NIS in thousands)

		Consolidated			Company
		December 31,			December 31,
	Note	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6

Current Assets
Cash and cash equivalents	3	23,082		7,190	6,990		1,358
Trade receivables	4	274,232		263,126	65,744		108,281
Other receivables	5	39,098	(*)	27,576	22,924		23,783
Inventories	6	184,424	(*)	172,709	90,709	(*)	88,714

		520,836		470,601	186,367		222,136

Long-Term Investments
Capital note of shareholder	7	32,770		32,770	32,770		32,770
VAT receivable		43,317	(*)	26,170	-		-
Investments in Subsidiaries	8	-		-	217,840		166,276

		76,087		58,940	250,610		199,046

Property plant and equipment	9
Cost		596,039	(*)	552,539	467,089	(*)	449,076
Less - accumulated depreciation		281,186		253,245	225,417		208,071

		314,853		299,294	241,672		241,005

Other Assets
Goodwill	8B	24,495		22,338	-		-
Deferred taxes	21D	5,261		30,788	-		-

		29,756		53,126	-		-

		941,532		881,961	678,649		662,187

Current Liabilities
Short-term bank credit	12	155,302		152,856	59,260		43,800
Trade payables	10	265,827		204,936	136,347		121,121
Other payables and accrued expenses	11	71,525		58,040	35,775		32,780

		492,654		415,832	231,382		197,701

Long-Term Liabilities
Liability for employee rights upon early
retirement	13B	3,402		-	3,402		-
Deferred taxes	21D	40,333		35,364	38,722		33,721

		43,735		35,364	42,124		33,721

Commitments and Contingent Liabilities	14

Shareholders' Equity
Share capital	15	29,638		29,638	29,638		29,638
Capital reserves		235,608		230,153	235,608		230,153
Translation adjustments relating to
foreign held autonomous Subsidiary		(6,757)		(14,393)	(6,757)		(14,393)
Accumulated other comprehensive income		(1,349)		(76)	(1,349)		(76)
Retained earnings		148,003		185,443	148,003		185,443

		405,143		430,765	405,143		430,765

		941,532		881,961	678,649		662,187

(*)	Reclassified.

—————————————— T. Davis Chairman of the Board of Directors	—————————————— O. Argov Chief Financial Officer	—————————————— A. Schor Chief Executive Officer

Approval date of the financial statements: February 28, 2008.

        The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF OPERATIONS
(REPORTED AMOUNTS)
(NIS in thousands)

		Consolidated					Company
		Year ended December 31,					Year ended December 31,
	Note	2 0 0 7	2 0 0 6		2 0 0 5		2 0 0 7	2 0 0 6	2 0 0 5

Net sales	16	1,375,674	(*)	1,244,193	(*)	1,134,968	685,868	617,544	540,002

Cost of sales	17	968,374		883,908		820,715	554,427	496,986	452,694

Gross profit		407,300		360,285		314,253	131,441	120,558	87,308

Selling and marketing
expenses	18	279,868	(*)	258,508	(*)	191,670	13,945	15,531	13,708

General and
administrative expenses	19	65,710		57,906		56,283	11,483	6,110	5,040

Operating profit		61,722		43,871		66,300	106,013	98,917	68,560

Financing income
(expenses), net	20	(29,097)		(25,627)		752	(4,896)	2,811	34

Other income, net		5		774		176	2	632	153

Income before income taxes		32,630		19,018		67,228	101,119	102,360	68,747

Income taxes	21	(64,615)		(35,903)		(19,527)	(29,336)	(33,733)	(18,895)

Income (loss) after income
taxes		(31,985)		(16,885)		47,701	71,783	68,627	49,852

Equity in losses
of Subsidiaries		-		-		-	(103,768)	(79,298)	(6,576)

Minority interest in
losses (earnings) of
Subsidiary		-		6,214		(4,425)	-	-	-

Net income (loss) for
the year		(31,985)		(10,671)		43,276	(31,985)	(10,671)	43,276

(*)	Reclassified.

        The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(REPORTED AMOUNTS)
(NIS in thousands)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulate other comprehensive income	Retained earnings	Total

Balance - January 1, 2005	29,038	180,414	(3,377)	-	230,457	436,532

Changes during 2005:

Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	3,995	-	-	3,995
Dividend paid	-	-	-	-	(43,619)	(43,619)
Net income for the year	-	-	-	-	43,276	43,276

Balance - December 31, 2005	29,038	180,414	618	-	230,114	440,184

Changes during 2006:

Shares issued	600	49,739	-	-	-	50,339
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(15,011)	-	-	(15,011)
Movement in capital reserve
of hedging transactions, net	-	-	-	(76)	-	(76)
Dividend paid	-	-	-	-	(34,000)	(34,000)
Loss for the year	-	-	-	-	(10,671)	(10,671)

Balance - December 31, 2006	29,638	230,153	(14,393)	(76)	185,443	430,765

Changes during 2007:

Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	7,636	-	-	7,636
Movement in capital reserve
of hedging transactions, net	-	-	-	(1,273)	-	(1,273)
Capitalization of retained
earnings from Approved
Enterprise earnings	-	5,455	-	-	(5,455)	-
Loss for the year	-	-	-	-	(31,985)	(31,985)

Balance - December 31, 2007	29,638	235,608	(6,757)	(1,349)	148,003	405,143

        The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF CASH FLOWS
(REPORTED AMOUNTS)
(NIS in thousands)

	Consolidated					Company
	Year ended December 31,					Year ended December 31,
	2 0 0 7	2 0 0 6		2 0 0 5		2 0 0 7	2 0 0 6		2 0 0 5

Cash flows - operating activities
Net income (Loss) for the year	(31,985)		(10,671)		43,276	(31,985)		(10,671)		43,276
Adjustments to reconcile net income to
net cash provided by operating
activities (Appendix A)	97,456	(*)	(28,381)	(*)	(36,678)	199,738	(*)	95,517	(*)	45,897

Net cash provided by (used in)
operating activities	65,471		(39,052)		6,598	167,753		84,846		89,173

Cash flows - investing activities
Withdrawal of long-term bank deposit	-		-		73,648	-		-		-
Capital notes and loans to Subsidiary	-		-		-	(149,551)		(117,128)		(112,314)
Merger of subsidiaries (Appendix B)	-		-		-	-		58		-
Acquisition of Property plant and equipment	(43,013)	(*)	(27,537)	(*)	(45,578)	(28,037)	(*)	(2,124)	(*)	(17,279)
Proceeds from sale of Property plant
and equipment	124		150		293	7		75		153

Net cash provided by (used in)
investing activities	(42,889)		(27,387)		28,363	(177,581)		(119,119)		(129,440)

Cash flows - financing activities
Dividend paid	-		(34,000)		(43,619)	-		(34,000)		(43,619)
Repayment of long-term loans	-		(23,432)		(94,437)	-		-		-
Short-term bank credit	(7,368)		96,156		21,475	15,460		43,800		-

Net cash provided by
(used in) financing activities	(7,368)		38,724		(116,581)	15,460		9,800		(43,619)

Translation adjustments of cash
and cash equivalents of foreign
held autonomous Subsidiary	678		(646)		(193)	-		-		-

Increase (decrease) in cash and
cash equivalents	15,892		(28,361)		(81,813)	5,632		(24,473)		(83,886)
Cash and cash equivalents -
beginning of year	7,190		35,551		117,364	1,358		25,831		109,717

Cash and cash equivalents -
end of year	23,082		7,190		35,551	6,990		1,358		25,831

(*)	Reclassified.

        The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
APPENDICES TO STATEMENTS OF CASH FLOWS
(REPORTED AMOUNTS)
(NIS in thousands)

		Consolidated					Company
		Year ended December 31,					Year ended December 31,
		2 0 0 7	2 0 0 6		2 0 0 5		2 0 0 7	2 0 0 6		2 0 0 5

A.	Adjustments to reconcile net
	income to net cash provided
	by operating activities

	Income and expenses items
	not involving cash flows:
	Minority interest in earnings
	of Subsidiary	-		(6,214)		4,425	-		-		-
	Equity in losses of
	Subsidiaries	-		-		-	123,668		79,390		6,576
	Depreciation and
	amortization	27,742		24,820		25,162	18,781		17,526		15,606
	Deferred taxes, net	32,436		(12,408)		(12,740)	3,822		(1,560)		1,029
	Loss (Gain) from sale of
	Property plant and
	equipment	658		37		(293)	664		16		(153)
	Effect of exchange rate
	differences, net	(1,110)		5,332		20	-		-		-

	Changes in assets and liabilities:
	Decrease (Increase) in trade
	receivables	11,505	(*)	(7,964)		(41,401)	610		478		1,733
	Decrease (Increase) in other
	receivables	(11,831)	(*)	5,771	(*)	(11,828)	(17,813)		(11,079)		(380)

	Increase in inventories	(7,004)	(*)	(36,399)	(*)	(1,413)	(1,995)	(*)	(11,496)	(*)	(4,711)
	Increase (Decrease) in trade
	payables	50,770	(*)	(13,486)		6,167	31,937		14,137		9,936
	Net change in balances
	with related parties	(5,878)	(*)	9,875		(10,515)	34,940		2,038		12,395
	Increase in other long term
	asset	(14,177)	(*)	(5,110)	(*)	(7,146)	-		-		-
	Increase in other payables and
	accrued expenses	10,943		7,365		12,884	1,722		6,067		3,866
	Long term liability for
	employee rights upon early
	retirement	3,402		-		-	3,402		-		-

		97,456		(28,381)		(36,678)	199,738		95,517		45,897

(*)	Reclassified.

        The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
APPENDICES TO STATEMENTS OF CASH FLOWS
(REPORTED AMOUNTS)
(NIS in thousands)

		Consolidated				Company
		Year ended December 31,				Year ended December 31,
		2 0 0 7	2 0 0 6		2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

B.	Assets and liabilities of
	mergered subsidiaries:
	Working capital (other than cash
	and cash equivalents)	-		-	-	-	200,174	-
	Property plant and equipment	-		-	-	-	3,990	-
	Investments	-		-	-	-	(192,929)	-
	Other assets	-		-	-	-	-	-
	Long-term liabilities	-		-	-	-	(771)	-
	Short-term liabilities	-		-	-	-	(10,522)	-

		-		-	-	-	(58)	-

C.	Non-cash activities
	Acquisition of property plant and
	equipment on credit	8,455	(*)	11,897	37,617	3,173	11,091	7,121

	Conversion of capital note issued by
	subsidiary to capital	-		-	-	18,045	-	-

	Shares issue to share holders
	considering there share in the
	merged subsidiaries	-		50,339	-	-	50,339	-

(*)	Reclassified.

        The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 1	–	GENERAL

A.	Description

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies (see Note 22).

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).

The financial statements of the Company are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

B.	Definitions:

The Company	–	Hogla-Kimberly Ltd.

The Group	–	the Company and its Subsidiaries, a list of which is presented in Note 8D.

Subsidiaries	–	companies in which the Company exercises over 50% ownership and control, directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	–	as defined by Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

Interested Parties	–	as defined by the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Controlling Shareholder	–	as defined by the Israeli Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.

NIS	–	New Israeli Shekel.

CPI	–	the Israeli consumer price index.

Dollar	–	the U.S. dollar.

YTL	–	the Turkish New Lira.

Reported Amount	–	see Note 2A(1) below.

C.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the application of the provisions of Standard No. 23 – “Accounting for Transactions between an Entity and a controlling party”, Standard No. 26–“Inventory”, Standard No. 27– “Property plant and equipment” and Standard No. 28– “Amendment of the transitional orders in accounting standard No. 27 “Property plant and equipment”", Standard No. 30–“Intangible Assets “.

A.	Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts – Standard No. 12

(1)	Definitions

Adjusted Amount – historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

Reported Amount – Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

(2)	General

In January 2004, Israeli Accounting Standard No. 12 “Cessation of Financial Statements Adjustment” came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. dollar in relation to the NIS.

Commencing January 1, 2004, the Group’s financial statements are prepared and presented in Reported Amounts.

The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

The Company’s condensed financial statements in nominal values, on the basis of which the Company’s financial statements in Reported amounts and Adjusted Amounts were prepared, are presented in Note 25.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Cessation of Financial Statement Adjustment and Change toReporting in Reported Amounts – Standard No. 12 (Cont.)

(3)	Principles of Adjustment applicable for financial statements in reporting amounts

a.	Balance Sheet Items

Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) are presented at their Adjusted Amounts as of December 31, 2003 plus additions and dispositions occurring subsequent to such date. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added on or prior to December 31, 2003 are presented at their Adjusted Amount.

Investments in Subsidiaries are presented based on the financial statements of these companies prepared in accordance with the guidance of Standard No. 12.

b.	Statement of Operations Items

Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

Income and expenses deriving from non-monetary items (mainly depreciation, amortization and changes in inventory) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

The Company’s share in the results of Subsidiaries is determined based on the financial statements of these companies prepared in accordance with the guidance of Standard No. 12.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Translation of Foreign Operations’ Financial Statements

Principles of Translation of financial Statements of Foreign Held Autonomous Subsidiary applicable for financial statements relating to reporting periods ended in December 31, 2007, 2006 and 2005

—	Monetary and non-monetary assets and liabilities of the foreign entity are translated at the closing rate.

—	Statement of operations items and cash flow items of the foreign entity are translated, in general, by the average exchange rate for the reporting period, rather than by the closing rate as was previously required under the applicable accounting literature prior to the date in which Standard No. 13 came into effect (January 1, 2004).

—	All differences resulting from the translation of the foreign entity’s financial statements by the method described above, are included in a separate component of shareholders’ equity as “Translation adjustments relating to foreign held autonomous Subsidiary”.

—	Following the implementation of Standard No. 13, commencing January 2004 goodwill derived from an investment made in another entity is to be treated as one of that entity’s assets. Accordingly, the goodwill associated with the Group’s investment in Ovisan (a Subsidiary located in Turkey) is translated to NIS at the closing rate, rather than at the exchange rate at the date in which said investment was made, as was previously required under the applicable accounting literature in effect through December 31, 2003.

C.	Principles of Consolidation

The consolidated financial statements include consolidation of the financial statements of the Company and all its Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries and the Company have been fully eliminated.

The data included in the consolidated financial statements is based on audited financial statements of the Subsidiaries included therein.

The excess cost of an investment in a Subsidiary in Turkey over the net book value upon acquisition of that Subsidiary is allocated to Property plant and equipment and is amortized at the rate applicable to those assets, or upon their realization. The unallocated excess cost deriving from the difference between the fair value of the subsidiary identifiable assets (including intangible assets) over the fair value of the subsidiary identifiable liabilities (after deferred taxes), at the acquisition date, reflects goodwill, which is presented in the consolidated balance sheets defined as “other assets”.

See note I below for the accounting for goodwill as of January 1, 2006.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

E.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is generally computed as a specific provision in respect of accounts, which on management estimate are doubtful of collection.

F.	Inventories

As of January 1, 2007 the Company applies accounting standard No. 26 “Inventory”.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

Any reduction of inventory to net realizable value as well as any other inventory loss is recorded in the current period.

Subsequent elimination of a write-down that stems from an increase in net realizable value is allocated to operations during the period in which the elimination is taking place.

Until December 31, 2007 inventories were presented at the lower of cost or market value.

Cost determined as follows:

Finished products	-	Based on actual production cost.
Raw, auxiliary
materials and other	-	Based on moving-average basis.

G.	Investments in Subsidiaries

Investments in Subsidiaries are presented using the equity method based on their audited financial statements. In relation to excess cost of investment in Subsidiary in Turkey, see C above.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Property plant and equipment

As of January 1, 2007 the Company applies accounting standard No. 27 “Property plant and equipment” and accounting standard No. 28 “Amendment of the transitional orders in accounting standard No. 27 “Property plant and equipment”".

Cost method – an item will be presented at net book value, less accumulated impairment losses.

Revaluation method – an item whose fair value can be measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses. Revaluations should take place on a current basis in order to ensure that book value does not materially differ from the fair value that would have been determined on the balance-sheet date. The revaluation of a single item calls for the revaluation of the entire Company and if the asset’s book value rises following this revaluation, this increase should be allocated directly to shareholders’ equity (“revaluation reserve”). Nevertheless, this increase will be recognized as an operating item up to the amount offsetting the decrease from that asset’s revaluation recognized previously as income or loss. Should book value decline following revaluation, this decline will be recognized as an operating item yet allocated directly to shareholders’ equity (“revaluation reserve”) up to the amount leaving any credit balance in that reserve in respect of that asset.

The Company has adopted the cost method.

Until December 31, 2006, Property plant and equipment components with different useful lives were not depreciated separately in accordance to their useful lives.

Any Property plant and equipment with a meaningful cost in relation to the item’s total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes. This change will be treated as a change in an accounting estimate.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:

%

Buildings	2-4
Leasehold improvements	10-25
Machinery and equipment	5-10
Motor vehicles	15-20
Office furniture and equipment	6-33

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Property plant and equipment (Cont.)

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

Profit of loss due to the sale or abandon of an asset is determined by the difference between the proceeds from the sale to the net book value of the asset and is attributed to profit and loss statements.

As a result of the application of this standards the Company reclassified major spare parts and standby equipment, that had been recorded as inventory, to property plant and equipment in the amount of NIS 5,307 thousand as of December 30,2007 (NIS 5,153 thousand as of December 31, 2006).

Impairment of Long-Lived Assets excluding Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Other Assets – Goodwill

As of January 1, 2006 the Company applies Standard No. 20 (revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee” (in this paragraph- “the standard”).

By December 31, 2005 the Company had systematically amortized its goodwill deriving from the Acquisition of investees using the straight line method over a period of 15 years.

As of January 1, 2007 the Company applies Standard No. 30

In accordance with the standard, goodwill is the unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee’s identifiable assets (including intangible assets) over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date. Goodwill is no longer amortized in a systematic manner, but is examined for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

J.	Supplier Discounts

Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group’s fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to the Group’s purchases from suppliers during the reported period, which advance the Group towards the stated targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. The estimate of meeting the targets is based, inter-alia, on historical experience, Group’s relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Deferred Income Taxes

The Group records deferred income taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including those that result from depreciation differences on leased property and Property plant and equipment. The Group records deferred-tax assets in respect of temporary differences as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized in the foreseeable future. The deferred income taxes are computed using the tax rates expected to be in effect at realization according to tax laws that have been substantively enacted by the balance sheet date.

The computation of deferred income taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the foreseeable future. Moreover, the computation also excludes deferred taxes in respect of dividend distributions within the Group for cases in which such dividend distributions are expected to be tax-exempt.

L.	Dividends

Dividends proposed or declared subsequent to the balance-sheet date, but prior to the financial statements approval date, are presented as a separate component of shareholders’equity.

M.	Revenue Recognition

Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured.

Revenues are presented net of sales incentives, primarily: bonuses granted to chains as a percentage of their purchases (target bonus); volume discounts; and coupons distributed to customers entitling price discounts.

An accrual for estimated returns and sales incentives, computed primarily on the basis of historical experience, is recorded at the time revenues are recognized and deducted from revenues.

The Company reclassified participation in advertising expenses paid to customers as reduction of revenue, instead of marketing expenses as was presented in previous accounting periods, in order to conform to the current format of presentation in the consolidated financial statements as of December 31, 2007.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Freestanding derivative financial instruments

The Company recognizes freestanding derivative financial instruments as either assets or liabilities in its balance sheets and measures those instruments at fair value. Accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a foreign exchange derivative instrument designated as a cash flow hedge, the effective portion of the derivative is initially reported as a component of shareholders’ equity as accumulated other comprehensive income subsequently recognized into earnings as the hedged item affects earnings. The ineffective portion of the derivative is recognized in earnings immediately. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in earnings according to changes in their fair value.

The Company formally documents all relationships between hedging instruments and hedged items and the risk management objective and strategy for each hedge transaction. At inception of the hedge and quarterly thereafter, the Company performs a correlation assessment to determine whether changes in the fair values or cash flows of the derivatives are deemed highly effective in offsetting changes in the fair values or cash flows of the hedged items. If at any time subsequent to the inception of the hedge, the correlation assessment indicates that the derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting and recognizes all subsequent derivative gains and losses in the results of operations.

O.	Exchange Rates and Linkage Basis

(1)	Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel that were prevailing at the balance sheet date.

(2)	Exchange-rate differences are charged to operations as incurred.

(3)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the CPI:

As of:	Representative exchange rate of the Dollar (NIS per $1)	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL'000 per $1)	CPI "in respect of" (in points)

December 31, 2007	3.846	1,176	191.15
December 31, 2006	4.225	1,412	184.87
December 31, 2005	4.603	1,351	185.05

Increase (decrease) during the year ended:	%	%	%

December 31, 2007	(8.97)	16.7	3.39
December 31, 2006	(8.21)	4.54	(0.09)
December 31, 2005	6.85	-	2.38

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Recent Accounting Standards

Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

Management decided to adopt IFRS standards starting January 1, 2008.

NOTE 3	–	CASH AND CASH EQUIVALENTS

	Consolidated		Company
	December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	NIS in thousands		NIS in thousands

In NIS	182	464	174	335
In foreign currencies	22,900	6,726	6,816	1,023

	23,082	7,190	6,990	1,358

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 4	–	TRADE RECEIVABLES

A.	Composition

			Consolidated			Company
			December 31,
			2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6
			NIS in thousands			NIS in thousands

Domestic	-	Open accounts	172,982		174,509	1,336		1,286
	-	Checks receivable	33,994		34,312	21		4
	-	Related parties (**)	897		428	60,031	(*)	102,312

			207,873		209,249	61,388		103,602

Foreign	-	Open accounts	50,949	(*)	64,825	1,437	(*)	2,114
	-	Related parties	21,781	(*)	6,092	2,919	(*)	2,565

			72,730		70,917	4,356		4,679

			280,603		280,166	65,744		108,281
Less - allowance for doubtful
accounts			6,371		17,040	-		-

			274,232		263,126	65,744		108,281

(*)	Reclassified

(**)	Balances with Israeli related parties are linked to the CPI and bear 4% annual interest

B.	The Company’s products are marketed principally by its Subsidiaries.

C.	Commencing November 2007 Hogla Kimberly is covered by a credit insurance policy, which partially covers it’s most major customers. In accordance with the policy conditions, the company will be reimbursed starting from an annual loss of US dollars 150 thousands to a maximum of US dollars 7 million, subject to deductible conditions.

NOTE 5	–	OTHER RECEIVABLES

	Consolidated			Company
	December 31,
	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6
	NIS in thousands			NIS in thousands

Deferred taxes (Note 21D)	5,770		6,641	2,522	1,343
Prepaid expenses	5,262		1,753	1,546	1,419
Advances to suppliers	196		5,583	-	-
Value Added Taxes	-	(*)	-	8,451	-
Income tax advances, net	21,786		10,471	9,567	-
Loans to employees	588		689	249	289
Related party	-		-	-	19,851
Other	5,496		2,439	589	881

	39,098		27,576	22,924	23,783

(*)	Reclassified

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 6	–	INVENTORIES

A.	Composition

	Consolidated			Company
	December 31,
	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6
	NIS in thousands			NIS in thousands

Raw and auxiliary materials	75,071		84,798	45,688		53,824

Finished goods	89,886		70,043	27,309		18,622

Spare parts and other	19,467	(*)	17,868	17,712	(*)	16,268

	184,424		172,709	90,709		88,714

(*)	Reclassified.

B.	The cost of inventories recognised as an expense:

	Consolidated		Company
Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	NIS in thousands		NIS in thousands

Change in inventory	9,383	19,693	2,939	13,078

C.	See note 2F with regards to the initial application of accounting standard No.26 “Inventory”

NOTE 7	–	CAPITAL NOTE OF SHAREHOLDER

The capital note of AIPM, denominated in NIS, is not linked and does not bear interest.

As of the signing date of the financial statements, negotiations are in process between the shareholders, and the Company, regarding repayment of the capital note not before early 2009.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 8	–	INVESTMENTS IN SUBSIDIARIES

A.	Composition

	Company
	December 31,
	2 0 0 7	2 0 0 6
	NIS in thousands

Cost of shares	972		972
Capital Injections (see also F below)	396,965	(*)	183,325
Equity in post-acquisition earnings, net	(15,042)	(*)	88,726
Merger of subsidiaries (see also E below)	(141,049)	(*)	(141,049)
Dividend received from subsidiary	(19,900)		-

Translation adjustments relating to
foreign held autonomous Subsidiary	(6,757)	(*)	(8,631)

	215,189		123,343

Capital notes (see also F(1) below)	2,651	(*)	48,695
Translation adjustments on loans and capital notes	-		(5,762)

	2,651		42,933

	217,840		166,276

(*)	Reclassified.

B.	Goodwill (see Note 2C and 2I above)

	Consolidated
	December 31,
	2 0 0 7	2 0 0 6
	NIS in thousands

Cost	44,927	44,927
Translation adjustments	(1,514)	(3,671)

	43,413	41,256
Less - accumulated amortization (*)	18,918	18,918

	24,495	22,338

(*)	As of January 1, 2006 goodwill is no linger amortized in a systematic manner see also Note 2I.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 8	–	INVESTMENTS IN SUBSIDIARIES (Cont.)

C.	Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.S. (“KCTR”) (formerly: Ovisan)

As of December 31, 2007 and 2006, the Group’s investment in KCTR (a Turkish Subsidiary) amounted to NIS 144,992 and 116,041 thousand respectively (including goodwill – see above). In the recent years KCTR incurred significant losses from operations.

The company examined the investment in KCTR for impairment in accordance to its revocable amount. Based on the said examination, company’s business forecast and estimates, no impairment is required.

During years 2005 – 2007, the Company provided KCTR NIS 377,829 thousand for the continuation of its on going operations. In addition, the Company has committed to financially support KCTR in 2008. Such finance support may be granted to KCTR either by cash injections, long-term loans, or guaranties if required so by banks according to the financing needs of KCTR.

D.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2007, include the financial statements of the following Subsidiaries:

Ownership and control as of December 31, 2007
%

Hogla-Kimberly Marketing Ltd. ("Marketing")	100.0

Kimberly Clark Tuketim Mallari Sanayi Ve Ticaret
A.S. ("KCTR")	100.0
Mollet Marketing Ltd. ("Mollet")	100.0
H-K Overseas (Holland) B.V.	100.0
Hogla-Kimberly Holding Anonim Sirketi (*)	100.0

(*)	The company is inactive.

E.	Merger of subsidiaries

In July 2006, the Israeli Tax Authority approved the merger of Rakefet Marketing and trade services Ltd. (Rakefet) and Shikma Ltd. (Shikma) into the Company. According to the merger, the assets and liabilities of Shikma and Rakefet were merged into those of the Company on July 1, 2006. The Company is in the process of issuing shares to its shareholders, KC and AIPM, in respect of their holdings in Rakefet.

F.	Capital Injections

1.	In December, 2007 the capital notes to KCTR were converted to capital injections at the amount of NIS 44,609 thousands.

2.	In December 2007, Hogla Kimbely made a share premium contribution to it’s subsidiary, H-K Overseas (Holland) B.V, in the amount of NIS 18,045 thousands.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 9	–	PROPERTY PLANT AND EQUIPMENT

CONSOLIDATED	Buildings (1)		Leasehold Improvements		Machinery And Equipment		Motor Vehicles		Furniture and Equipment		Total (2)
	NIS in thousands

Cost:
Balance - January 1, 2007	(*)	57,131	(*)	12,066	(*)	453,748	(*)	13,101	(*)	16,493	552,539
Changes during 2007:
Additions		1,158		1,406		34,007		1,424		1,580	39,575
Dispositions		-		-		(2,438)		-		-	(2,438)
Foreign currency
translation adjustments		2,900		86		2,984		(15)		408	6,363

Balance - December 31, 2007		61,189		13,558		488,301		14,510		18,481	596,039

Accumulated depreciation:
Balance - January 1, 2007	(*)	20,005	(*)	6,193	(*)	202,421	(*)	12,065	(*)	12,561	253,245
Changes during 2007:
Additions		1,157		1,034		23,435		597		1,519	27,742
Dispositions		-		-		(1,654)		-		-	(1,654)
Foreign currency
translation adjustments		474		20		1,187		(15)		187	1,853

Balance - December 31, 2007		21,636		7,247		225,389		12,647		14,267	281,186

Net book value:
December 31, 2007		39,553		6,311		262,912		1,863		4,214	314,853

December 31, 2006	(*)	37,126	(*)	5,873	(*)	251,327	(*)	1,036	(*)	3,932	299,294

COMPANY
Cost:
Balance - January 1, 2007	(*)	26,750	(*)	8,641	(*)	406,969	(*)	2,305	(*)	4,411	449,076
Changes during 2007:
Additions		677		231		19,111		-		100	20,119
Dispositions		-		-		(2,106)		-		-	(2,106)

Balance - December 31, 2007		27,427		8,872		423,974		2,305		4,511	467,089

Accumulated depreciation:
Balance - January 1, 2007	(*)	14,988	(*)	4,566	(*)	182,919	(*)	1,918	(*)	3,680	208,071
Changes during 2007:
Additions		604		495		17,325		108		249	18,781
Dispositions		-		-		(1,435)		-		-	(1,435)

Balance - December 31, 2007		15,592		5,061		198,809		2,026		3,929	225,417

Net book value:
December 31, 2007		11,835		3,811		225,165		279		582	241,672

December 31, 2006	(*)	11,762	(*)	4,075	(*)	224,050	(*)	387	(*)	731	241,005

(*)	Reclassified
(1)	Company – leasehold improvements of industrial buildings on lands leased by the Company from AIPM (until 2007). The lease agreements are renewed annually.
(2)	The majority of the Group’s Property plant and equipment are located in Israel with the remaining located in Turkey.
(3)	See note 2H with regards to the initial application of accounting standard No.27 “Property plant and equipment”

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 10	–	TRADE PAYABLES

	Consolidated		Company
	December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	NIS in thousands		NIS in thousands

In Israeli currency:
Open accounts	124,328	95,810	50,257	38,755
Related parties	26,119	22,199	23,765	36,221
In foreign currency:
Open accounts	86,400	70,251	51,291	38,774
Related parties	28,980	16,676	11,034	7,371

	265,827	204,936	136,347	121,121

NOTE 11	–	OTHER PAYABLES AND ACCRUED EXPENSES

	Consolidated		Company
	December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	NIS in thousands		NIS in thousands

Accrued income taxes,
net of advances	11,827	11,303	11,827	10,711
Accrued payroll and related
expenses	37,835	26,239	18,116	12,763
Value Added Tax	577	7,051	-	6,565
Advances from customers	413	318	-	-
Deratives liabilities	2,394	228	2,394	228
Liability for employee
rights upon early retirement	992	-	992	-
Other	17,487	12,901	2,446	2,513

	71,525	58,040	35,775	32,780

NOTE 12	–	SHORT TERM BANK LOANS

		Consolidated		Company
	Interest rate	December 31,
		2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	%	NIS in thousands		NIS in thousands

NIS nominated	4.7	59,260	43,800	59,260	43,800
YTL nominated	19.4	96,042	109,056	-	-

		155,302	152,856	59,260	43,800

On January 2008, KCTR repaid all remaining bank loans in the amount of US dollars 24.5 million (NIS 91.9 million) .The repayments were financed by the Company’s capital injection.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 13	–	LONG TERM EMLOYEES LIABILITIES

A.	Severance pay

Obligations of the Group for severance pay to its employees are covered by current payments to pension and severance funds. Accumulated amounts in the pension and severance funds are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statement.

B.	Liability for employee rights upon early retirement

The liability is for payments to employees and former employees who are on early retirement until the day of their legal retirement.

NOTE 14	–	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments

(1)	The Group is obligated to pay royalties to a shareholder – see also Note 22B.

(2)	The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options. Future minimum lease rentals as of December 31, 2007 are as follows:

	Consolidated	Company
	NIS in thousands

2008	21,568	9,243
2009	14,373	2,921
2010	12,955	2,353
2011	10,146	1,230
2012 and thereafter	85,160	330

	144,202	16,077

B.	Guarantees

(1)	The Company is contingently liable in respect of a guarantee securing bank loans provided to a Subsidiary, the balance of which as of December 31, 2007 amounted to NIS 96,042 thousand.

(2)	As part of their normal course of business, the Company and its Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2007 amounted to NIS 4,257 thousand.

(3)	A Subsidiary provided letters of guarantees to the Customs Authority the balance of which as of December 31, 2007 amounted to NIS 2,581 thousands.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 14	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	Legal proceedings

(1)	The Company received in November, 2003 a claim and a petition that was filed in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of units of diapers in a package of its “Huggies Freedom” brand, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiffs estimate the scope of the class action to be NIS 18 million. The Company rejects the claim and defended itself against the action. In addition, a court hearing took place in which plaintiff’s and defendant’s witnesses were cross- examined, and plaintiff submitted its closing statement.

On October 2007, the court dismissed the plaintiff’s petition for that class action suit against the Company.

(2)	In February 2004, a former customer filed a lawsuit against the Company. This lawsuit is a part from multi-suppliers lawsuit, filed by the customer claiming for one billion NIS from the Company and each other supplier for alleged damages. The customer asked for discharge from legal fee and the request was denied. The customer appealed and was denied again. Customer faild to pay legal fee, and therefore court erased his lawsuit. The customer appealed again. Due to the preliminary stage of the proceedings, management is unable to estimate the possible outcome of the lawsuit. However, based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

(3)	On August 23, 2006 a petition was filed against the Company in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of diapers in the “Titulim Premium” brand Packages, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be NIS 47 million. The Company rejected the claim and defended itself against the action.

On June 17, 2007, the court approved a withdrawal of the plaintiff’s from his petition for that class action suit against the Company.

(4)	On December 10, 2006 a petition was filed against the Company in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of Tissue paper in the “Kleenex Premium” Packages brand, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be NIS 43 million. The Company rejects the request and acting to dismiss it.

On June 27, 2007, the court approved a withdrawal of the plaintiff’s from his petition for that class action suit against the Company.

(5)	On January 02, 2007 a petition was filed against the Company in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of Wet Wipes in the “Titulim premium wet wipes” Packages, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be NIS 28 million. The Company rejects the request and acting to dismiss it.

On July 4, 2007, the court approved a withdrawal of the plaintiff’s from his petition for that class action suit against the Company.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 14	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	Legal proceedings (Cont.)

(6)	In July 2005, Clubmarket Marketing Chains Ltd. (“Clubmarket”), a customer of the Company and one of the largest retail groups in Israel, applied for the regional court in Tel-Aviv (“Court”) for a staying of procedures by creditors. The court protection was granted until August 17, 2005. As a result, in the second quarter of 2005 a provision of NIS 10.6 million for doubtful accounts was recorded, which is included in the general and administrative expenses line item. In the third quarter of 2005, Shufersal, Israel’s biggest retail chain, won a bid supervised by the Court for the purchase of the stores, operations and inventories of Clubmarket. In December 2005, the Court approved a creditors settlement submitted by the trustees, according to which, amongst other matters, the Company is to receive about 51% of Clubmarket’s debt to the Company. The settlement is subject to various conditions, including reaching an understanding between the trustees and the Company about the exact amount Clubmarket is to pay the Company, and crystallizing certain material issues between the trustees and the Israeli Tax Authorities.

On September 2007 a compromise was made between the trustees and the company, which was approved by the court, that the total approved debt of clubmarket to the company is NIS 23.9 million. Until December 31, 2007, NIS 9.3 million were received as part of the creditors settlement.

Due to said uncertainties relating to the exact amounts to be paid, and based on the opinions of the Company’s legal advisors for this matter, management cannot estimate, at this stage, the exact payout of Clubmarket’s debt to the Company as a result of said settlement.

There is not any remaining net balance of Clubmarket as of December 31, 2007, that is in excess of the doubtful accounts provision recorded in the financial statements.

(7)	On July 12, 2007 a lawsuit filled against KCTR, a Hogla Kimberly subsidiary, by a former distributer, claiming financial loss caused to him. The amount claimed is approximately YTL 880 thousands (NIS 2,690 thousands).KCTR filled a counter claim for it’s damage in the amount of approximately YTL 355 thousands ( NIS 1,086 thousands). Based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

NOTE 15	–	SHARE CAPITAL

A.	Composition of Share Capital in Nominal NIS as of December 31, 2007 and 2006:

	Number of Shares (*)
	Authorized	Issued and fully paid up

Ordinary Shares of NIS 1.00 par value	11,000,000	8,263,473

(*)	As of December 31, 2006 the Company has commenced a process of registering 600 shares by the registrar of companies. The shares were issued to the shareholders of the Company as part of the merger process (see also note 8E).

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 15	–	SHARE CAPITAL (Cont.)

B.	In connection with the Company’s approved enterprise program, following the Company’s Board of Directors decision in September 2004, the Company’s issued its shareholders in 2004, 250,000 bonus shares with a premium of NIS 94.46 for each share.

C.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

D.	According to the decision of the Board of Directors which took place at March 1, 2007, the Company approved the capitalization of NIS 5.455 million of the Company’s retained earnings that were derived from Approved Enterprise activities of previous years, by transferring the said amount from retained earnings to capital reserve.

NOTE 16	–	NET SALES

		Consolidated
		Year ended December 31,
		2 0 0 7	2 0 0 6	2 0 0 5
		NIS in thousands

A.	Foreign sales (principally in Turkey)	264,324	211,637	173,966

		%	%	%

B.	Sales to major customers
	(as percentage from total net sales)
	Customer A	15.4	10.7	11.0
	Customer B	11.8	9.8	9.9

NOTE 17	–	COST OF SALES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands			NIS in thousands

Purchases (*)	719,872	663,804	614,281	341,489	299,670	276,319
Salaries and related expenses	111,356	95,158	88,175	91,148	73,843	67,792
Manufacturing expenses	125,402	114,212	100,371	111,854	103,223	93,487
Depreciation	24,501	21,717	18,757	18,673	17,402	15,568

	981,131	894,891	821,584	563,164	494,138	453,166
Change in finished
goods inventory	(12,757)	(10,983)	(869)	(8,737)	2,848	(472)

	968,374	883,908	820,715	554,427	496,986	452,694

(*)	The purchases of the Company are related to manufacturing operations. Consolidated purchases in excess of Company purchases relate principally to commercial operations.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 18	–	SELLING EXPENSES

	Consolidated					Company
	Year ended December 31,					Year ended December 31,
	2 0 0 7	2 0 0 6		2 0 0 5		2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands					NIS in thousands

Salaries and related expenses	77,981		66,024		61,574	418	664	-
Maintenance and
transportation expenses	50,857		45,687		40,153	9,821	10,321	8,925
Advertising and sales promotion	78,634	(*)	69,474	(*)	38,362	15	68	2,577
Commissions to distributors	25,155		31,917		19,067	-	-	-
Royalties	29,296		25,864		23,703	3,591	4,053	2,157
Depreciation	2,285		2,534		3,022	100	106	38
Other	15,660		17,008		5,789	-	319	11

	279,868		258,508		191,670	13,945	15,531	13,708

(*)	Reclassified.

NOTE 19	–	GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands			NIS in thousands

Salaries and related expenses	32,078	28,457	19,927	4,530	2,458	2,699
Administrative and computer
services	10,862	10,234	9,189	2,570	2,354	1,417
Services provided by
Shareholder	1,295	1,177	1,194	324	284	199
Office maintenance	5,412	5,120	4,804	481	384	198
Depreciation	956	611	560	8	10	-
Goodwill amortization	-	-	3,030	-	-	-
Provision for doubtful accounts	(1,962)	1,865	10,327	-	173	-
Other	17,069	10,442	7,252	3,570	447	527

	65,710	57,906	56,283	11,483	6,110	5,040

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 20	–	FINANCING INCOME (EXPENSES), NET

	Consolidated				Company
	Year ended December 31,				Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5		2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands				NIS in thousands

Interest on long-term bank loans	-	-	(*)	(6,443)	-	-	-
Interest on Short-term bank loans	(26,815)	(28,323)		-	(3,009)	(1,681)	-
Exchange rate differences	(9)	3,795	(*)	2,990	1,943	3,722	2,097
Finance Expenses from
derivative	(1,779)	(676)		-	(1,779)	(676)	-

Interest from long-term and
short-term bank deposits	230	465	(*)	3,659	140	426	1,324
Interest expenses to tax authorities	(158)	(1,006)	(*)	181	(392)	(1,027)	833
Interest from (to) related parties	-	-		-	(1,779)	2,167	(4,158)
Other	(566)	118		365	(20)	(120)	(62)

	(29,097)	(25,627)		752	(4,896)	2,811	34

NOTE 21	–	INCOME TAXES

A.	Composition

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands			NIS in thousands

Current taxes	33,082	35,607	32,267	26,450	29,469	17,866
Taxes in respect of
prior years	(1,421)	9,685	-	(1,455)	7,131	-
Deferred taxes - D.
below	32,954	(9,389)	(12,740)	4,341	(2,867)	1,029

	64,615	35,903	19,527	29,336	33,733	18,895

B.	The Company and its Israeli Subsidiaries are subject to the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. Non-Israeli Subsidiaries are subject to income tax provisions of their home country. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The principal benefit that the Company is entitled to under this law is accelerated depreciation rates and reduced tax rates.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21	–	INCOME TAXES (Cont.)

B.	(Cont.)

During 2002, the Company’s program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959, under “alternative benefits” track. The approval program is for total investments of approximately NIS 97 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program was substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility and commenced its operations during 2003.

C.	Reconciliation of the statutory tax rate to the effective tax rate:

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands			NIS in thousands

Income before income taxes	32,630	19,018	67,228	101,119	102,360	68,747

Statutory tax rate (see E. below)	29%	31%	34%	29%	31%	34%
Tax computed by statutory tax rate-	9,463	5,896	22,858	29,324	31,732	23,374

Tax increments (savings) due to:
Income (Expenses) in reduced
tax rate	8,159	6,903	1,112	(939)	(893)	-
Non-deductible expenses	1,326	2,048	4,352	1,296	1,781	40
Non-taxable income	(505)	(580)	(1,144)	-	-	-
Unrecorded deferred taxes in
connection with tax loss carry
forward	20,216	-	450	-	-	-
Change in deferred taxes due to
decrease in tax rate in Turkey	-	11,295	-	-	-	-
Deferred taxes prior years	27,255	6,685	-	1,150	-	-
Reduction in corporate tax rates
(see E. below)	(762)	(938)	(5,361)	(880)	(1,639)	(5,476)
Differences arising from
basis of measurement (*)	331	(232)	(1,664)	791	666	813
Income (Expenses) taxes for
prior years	(1,421)	4,863	-	(1,455)	2,306	-
Other differences, net	553	(37)	(1,076)	49	(220)	144

	64,615	35,903	19,527	29,336	33,733	18,895

(*)	Commencing year 2004 In Israel, Reported Amounts (NIS) for financial reporting purposes vis-a-vis the consumer price index for tax purposes; In Turkey – U.S. dollar for financial reporting purposes vis-a-vis the Turkish Lira for tax purposes.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21	–	INCOME TAXES (Cont.)

D.	Deferred Taxes

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands			NIS in thousands

Balance as of
beginning of year	(2,065)	3,800	17,669	32,378	34,510	33,481
Changes during the year	29,367	(7,108)	(7,473)	4,702	(493)	6,505
Adjustment due to change
in income tax rates	(762)	(938)	(5,361)	(880)	(1,639)	(5,476)
Foreign currency
translation adjustments	2,762	2,181	(1,035)	-	-	-

Balance as of end of year	29,302	(2,065)	3,800	36,200	32,378	34,510

	Consolidated		Company
	December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	NIS in thousands		NIS in thousands

Deferred taxes are presented in the
balance sheets as follows:

Long-term liabilities (in respect of depreciable
assets)	40,333	35,364	38,722	33,721
Other receivables (in respect of temporary
differences) See Note 5	(5,770)	(6,641)	(2,522)	(1,343)
Other assets	(5,261)	(30,788)	-	-

	29,302	(2,065)	36,200	32,378

For 2007 – Deferred taxes were computed at rates between 20%-28%, primarily – 24.5%.

For 2006 – Deferred taxes were computed at rates between 20%-29%, primarily – 20%.

Deferred taxes at the amount of NIS 519 thousand due to revaluation of financial instruments treated as cash flow hedges were recognized directly to equity.

As of December 31, 2007 carryforward tax losses deriving from the Turkish subsidiary sum up to NIS 247.3 millions.

The Company has examined the validity of the deferred tax assets deriving from its Turkish subsidiary. As a result of this examination, the deferred tax asset due to carry-forward tax losses in the Turkish subsidiary was fully amortized in the amounts of NIS 26,509 thousand for the year ended December 31, 2007.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21	–	INCOME TAXES (Cont.)

E.	Reduction of Corporate Tax Rates

1.	In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. For the effect of the reduction in tax rates, see D. above.

2.	During the second quarter of 2006 the corporate tax in Turkey was reduced from 30% to 20%. The change in the corporate tax resulted in additional tax expenses in the amount of NIS 10.6 millions which reflected the impact on the deferred tax assets.

F.	The Company and one of its subsidiaries are “Industrial Companies” as defined in the Israeli Law for the Encouragement of Industry (Taxes)-1969. Based on this Law, the Company and that subsidiary file consolidated tax returns.

G.	Following a tax assessment of the company’s tax return, performed by the tax authorities in Israel with respect of tax-years 2003 and 2002 the company recorded additional provision for tax expenses, in the amount of NIS 4.2 millions for the year ended December 31, 2006.

I.	The Company and its subsidiary Shikma Ltd. possess final tax assessments through 2002. Hogla Kimberly Marketing Ltd., a subsidiary of the Company, posses’ final tax assessments through 2003.

Mollet Marketing Ltd., a subsidiary of the Company, posses’ final tax assessments through 2003.

NOTE 22	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	Consolidated			Company
	December 31,			December 31,
	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6
	NIS in thousands			NIS in thousands

Trade receivables (*)	22,678	(*)	6,520	2,034	(*)	849

Capital note - shareholder	32,770		32,770	32,770		32,770

Other receivables	-		-	-	(*)	19,851

Capital notes - Subsidiaries	-		-	2,651	(*)	48,695

Capital injection - Subsidiaries	-		-	396,965	(*)	183,325

Trade payables (*)	55,099	(*)	38,875	33,760		38,422

(*)	Company – excludes Subsidiaries. See also Notes 4 and 10.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 22	–	RELATED PARTIES AND INTERESTED PARTIES

B.	Transactions with Related Parties and Subsidiaries

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands			NIS in thousands

Sales to related
parties	82,217	27,552	28,355	7,969	1,743	-

Sales to Subsidiaries	-	-	-	657,233	598,384	516,625

Cost of sales	188,252	150,350	157,073	115,367	86,879	73,951

Royalties to the
shareholders	28,069	24,632	22,922	3,593	4,053	2,157

General and
administrative
expenses (*)	10,944	9,966	9,381	2,893	1,863	1,615

(*)	Company – excludes Subsidiaries.

NOTE 23	–	DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.	Credit Risk

The revenues of the Group’s principal Subsidiaries are derived from two major customers and a large number of smaller customers. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management’s estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

Cash and cash equivalents are deposited with major banks in Israel and abroad. Therefore, it is not expected that such banks will fail to meet their obligations.

B.	Fair Value of Financial Instruments

The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include trade payables and other current liabilities. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 23	–	DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS (Cont.)

B.	Fair Value of Financial Instruments (Cont.)

As of December 31, 2007 the Company had entered into 42 hedge transaction in respect of anticipated purchases amounting to NIS 68.2 million, (in U.S. dollar and Euro currency).

The hedge transactions are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted the balance sheet date.

As of December 31, 2007 the fair value of the cash flow hedging transaction is a net liability of NIS 2.4 million.

NOTE 24	–	SUBSEQUENT EVENTS

On January 2008, Hogla Kimberly made an agreement with an Israeli bank for an prime linked interest loan in the amount of NIS 100 million which will be repaid during 4 year period. As part of the agreement the company agreed to the following covenants:

1.	It’s shareholder’s equity will not be less than NIS 250 million and not less than 25% of the total consolidated assets.

2.	Both the company’s shareholder’s Kimbely Clark and AIPM separately or together, will not hold less than 51% of the company’s share capital.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 25	–	COMPANY’S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES

A.	Balance Sheets

	Company
	December 31,
	2 0 0 7	2 0 0 6
	NIS in thousands

Current Assets
Cash and cash equivalents	6,990		1,358
Trade receivables	65,744		108,281
Other receivables	20,991		22,511
Inventories	90,709	(*)	88,714

	184,434		220,864

Long-Term Investments
Capital note of shareholder	32,770		32,770
Investments in Subsidiaries	215,047		161,183

	247,817		193,953

Property plant and equipment, net	233,134	(*)	231,483

	665,385		646,300

Current Liabilities
Short-term bank credit	59,260		43,800
Trade payables	136,347		121,121
Other payables and accrued expenses	35,775		32,780

	231,382		197,701

Liability for employee rights upon early retirement	3,402		-

Shareholders' Equity	430,601		448,599

	665,385		646,300

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 25	–	COMPANY’S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES (Cont.)

B.	Statement of Operations

	Company
	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands

Net sales	685,868	617,544	540,002

Cost of sales	553,450	495,856	451,703

Gross profit	132,418	121,688	88,299

Selling expenses	13,947	15,532	13,861

General and administrative expenses	11,480	6,107	5,040

Operating profit	106,991	100,049	69,398

Financing income (expenses), net	(4,895)	2,811	190

Other income	2	632	153

Income before income taxes	102,098	103,492	69,741

Income taxes	(24,995)	(36,601)	(17,866)

Income after income taxes	77,103	66,891	51,875

Equity in losses of Subsidiaries	(101,638)	(77,898)	(9,466)

Net income (loss) for the year	(24,535)	(11,007)	42,409

HOGLA-KIMBERLY LTD. NOTES TO FINANCIAL STATEMENTS

NOTE 25	–	COMPANY’S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES (Cont.)

C.	Statements of Changes in Shareholders’ Equity

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Retained earnings	Accumulate other comprehensive income	Total
	NIS in thousands

Balance - January 1, 2005	8,513	155,742	(3,377)	290,785	-	451,663

Changes during 2005:
Dividend paid	-	-	-	(43,619)	-	(43,619)
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	3,995	-	-	3,995
Net income for the year	-	-	-	42,409	-	42,409

Balance - December 31, 2005	8,513	155,742	618	289,575	-	454,448

Changes during 2006:
Dividend paid	-	-	-	(34,000)	-	(34,000)
Shares issued	600	49,097		-		49,697
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(10,463)	-	-	(10,463)
Movement in capital reserve
of hedging transactions, net	-	-	-	-	(76)	(76)
Loss for the year	-	-	-	(11,007)	-	(11,007)

Balance - December 31, 2006	9,113	204,839	(9,845)	244,568	(76)	448,599

Changes during 2007:
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	7,810	-	-	7,810
Movement in capital reserve
of hedging transactions, net	-	-	-	-	(1,273)	(1,273)
Capitalization of retained earnings
from Approved Enterprise earnings	-	5,455	-	(5,455)	-	-
Loss for the year	-	-	-	(24,535)	-	(24,535)

Balance - December 31, 2007	9,113	210,294	(2,035)	214,578	(1,349)	430,601

Exhibit 7

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

■	Kost Forer Gabbay & Kasierer 2 pal-yam St. Haifa 33095, Israel	■	Phone: 972-4-8654000 Fax: 972-3-5633438

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CARMEL CONTAINER SYSTEMS LTD.

        We have audited the accompanying consolidated balance sheets of Carmel Container Systems Ltd. (“the Company”) and its subsidiary as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ equity and cash flows of the Company and consolidated – for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of a certain affiliate, whose revenues constitute approximately 8% of total consolidated revenues for the year ended December 31, 2005. The financial statements of this affiliate were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this affiliate, is based on the reports of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and consolidated as of December 31, 2007 and 2006, and the consolidated results of their operations, changes in shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel.

        As described in Note 2, the financial statements referred to above are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Haifa, Israel,	KOST FORER GABBAY & KASIERER
March 3, 2008	A Member of Ernst & Young Global

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

BALANCE SHEETS

		The Company			Consolidated			Convenience translation (Note 2a)
		December 31,						December 31,
		2006		2007	2006		2007	2007
	Note	Reported NIS						U.S. $
		(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		353		1,747	1,820		2,522	656
Trade receivables, net	3	145,234	(*)	161,147	163,276	(*)	185,153	48,140
Other accounts receivable and prepaid
expenses	4	2,305		1,891	3,574		2,546	662
Inventories	5	66,101	(*)	48,169	71,925	(*)	55,149	14,339

Total current assets		213,993		212,954	240,595		245,370	63,797

LONG TERM ASSETS AND INVESTMENTS
Other accounts receivable		311		141	311		141	37
Severance pay fund, net	14	312		-	133		-	-
Investment in affiliated company	6	44,142		35,594	8,368		8,378	2,178

Total		44,765		35,735	8,812		8,519	2,215

PROPERTY AND EQUIPMENT, NET	7	78,058	(*)	65,938	84,916	(*)	72,454	18,839

INTANGIBLE ASSETS	8	1,997	(*)	2,127	1,997	(*)	2,127	553

Total assets		338,813		316,754	336,320		328,470	85,404

(*) Reclassified-see note 2 g(1), v

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

BALANCE SHEETS

		The Company			Consolidated			Convenience translation (Note 2a)
		December 31,						December 31,
		2006		2007	2006		2007	2007
	Note	Reported NIS						U.S. $
		(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks	9	7,645		16,903	7,645		16,903	4,395
Current maturities of long-term loans	12	24,211		25,602	24,211		25,602	6,657
Trade payables	10	87,729		81,045	93,544		87,423	22,731
Other accounts payable and accrued
expenses	11	26,243	(*)	17,463	17,395	(*)	22,161	5,762

Total current liabilities		145,828		141,013	142,795		152,089	39,545

LONG-TERM LIABILITIES:
Long-term loans from banks less current
maturities	12	48,170		49,376	48,170		49,376	12,838
Accrued severance pay, net	14	-		98	-		298	77
Deferred income taxes	18f	8,796		6,174	9,336		6,614	1,719

Total long-term liabilities		56,966		55,648	57,506		56,288	14,634

CONTINGENT LIABILITIES AND COMMITMENTS (Note 15)

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 1 par
value:
10,000,000 shares authorized at
December 31, 2006 and 2007; 2,520,000
shares issued and 2,400,187 shares
outstanding at December 31, 2006 and
1,739,937 shares outstanding at December
31, 2007	17	23,716		23,716	23,716		23,716	23,716
Additional paid-in capital		45,413		45,413	45,413		45,413	11,808
Cumulative other comprehensive loss		-		(392)	-		(392)	(102)
Retained earnings		71,148		78,921	71,148		78,921	20,520

		140,277		147,658	140,277		147,658	38,392
Less - treasury shares		(4,258)		(27,565)	(4,258)		(27,565)	(7,167)

		136,019		120,093	136,019		120,093	31,225

Total liabilities and shareholders' equity		338,813		316,754	336,320		328,470	85,404

(*) Reclassified-see note 2 g(1), v

March 3, 2008

Date of approval of the	Robert Kraft	Zvika Livnat	Doron Kempler	Jacob Konkol
financial statements	Chairman of the	Vice Chairman of	General Manager	Chief Financial Officer
	Board of Directors	the Board of Directors

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Consolidated			Convenience translation (Note 2a)
		Year ended December 31,			Year ended December 31, 2007
		2005	2006	2007
	Note	Reported NIS			U.S. $
		(In thousands, except per share data)

Revenues		415,335	419,906	471,428	122,576
Cost of revenues	20a	368,173	368,804	416,951	108,412

Gross profit		47,162	51,102	54,477	14,164

Selling and marketing expenses	20b	21,344	23,360	24,185	6,288
General and administrative expenses	20c	17,676	16,449	16,621	4,322

		39,020	39,809	40,806	10,610

Operating income		8,142	11,293	13,671	3,554
Financial expenses, net	20d	7,370	1,862	4,329	1,126

		772	9,431	9,342	2,428
Other income, net	20e	272	5,307	337	88

Income before taxes on income
(tax benefit)		1,044	14,738	9,679	2,516
Taxes on income (tax benefit)	18	(1,389)	2,755	1,916	498

Income after taxes on income (tax benefit)		2,433	11,983	7,763	2,018
Equity in earnings (losses) of an affiliated
company	6	-	(545)	10	3
Minority interest in losses of a subsidiary		14	-	-	-

Net income		2,447	11,438	7,773	2,021

Basic and diluted net income per shares (in
NIS)		1.02	4.77	3.84	$1

Weighted average number of shares outstanding
during the year (in thousands)		2,400	2,400	2,022	2,022

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

COMPANY’S STATEMENTS OF OPERATIONS

		The Company			Convenience translation (Note 2a)
		Year ended December 31,			Year ended December 31, 2007
		2005	2006	2007
	Note	Reported NIS			U.S. $
		(In thousands, except per share data)

Revenues		327,056	357,690	406,222	105,622
Cost of revenues	20a	295,961	317,730	362,379	94,222

Gross profit		31,095	39,960	43,843	11,400

Selling and marketing expenses	20b	16,609	20,425	21,164	5,503
General and administrative expenses	20c	13,074	13,145	13,295	3,457

		29,683	33,570	34,459	8,960

Operating income		1,412	6,390	9,384	2,440
Financial expenses, net	20d	7,823	2,657	4,722	1,229

		(6,411)	3,733	4,662	1,211
Other income, net	20e	2,384	2,240	2,145	558

Income (loss) before taxes on income
(tax benefit)		(4,027)	5,973	6,807	1,769
Taxes on income (tax benefit)	18	(2,376)	1,010	1,486	386

Income after taxes on income (tax benefit)		(1,651)	4,963	5,321	1,383
Equity in earnings of an affiliated company	6	4,098	6,475	2,452	638

Net income		2,447	11,438	7,773	2,021

Basic and diluted net income per NIS
1 par value of shares (in NIS)		1.02	4.77	3.84	$1

Weighted average number of shares outstanding
during the year (in thousands)		2,400	2,400	2,022	2,022

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Additional paid-in capital	Cumulative other comprehensive loss	Retained earnings	Less- treasury shares	Total shareholders' equity
	Reported NIS (In thousands)

Balance at January 1, 2005	23,716	45,413	-	57,263	(4,258)	122,134

Net income	-	-	-	2,447	-	2,447

Balance at December 31, 2005	23,716	45,413	-	59,710	(4,258)	124,581

Net income	-	-	-	11,438	-	11,438

Balance at December 31, 2006	23,716	45,413	-	71,148	(4,258)	136,019

Unrealized loss on hedging
Derivative, net- (*)	-	-	(392)	-	-	(392)

Repurchase of company shares
(Treasury shares)	-	-	-	-	(23,307)	(23,307)

Net income	-	-	-	7,773	-	7,773

Balance at December 31, 2007	23,716	45,413	(392)	78,921	(27,565)	120,093

	Convenience translation into U.S. $ (Note 2a)
	Share capital	Additional paid-in capital	Cumulative other comprehensive loss	Retained earnings	Less- treasury shares	Total shareholders' equity
	U.S. $ (In thousands)

Balance at January 1, 2007	6,166	11,808	-	18,499	(1,107)	35,366
Repurchase of company shares
(Treasury Shares)	-	-	-	-	(6,060)	(6,060)
Net income		-	-	2,021	-	2,021
Unrealized loss on hedging
derivative	-	-	(102)	-	-	(102)

Balance at December 31, 2007	6,166	11,808	(102)	20,520	(7,167)	31,225

(*)See note 2(o).

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Consolidated					Convenience translation (Note 2a)
	Year ended December 31,					Year ended December 31, 2007
	2005		2006		2007
	Reported NIS					U.S. $
	(In thousands)

Cash flows from operating activities:
Net income	2,447		11,438		7,773	2,021
Adjustments required to reconcile net income to net cash
provided by operating activities:
Equity in earnings (losses) of an affiliated company	-		545		(10)	(3)
Minority interest in losses (earnings) of subsidiary, net	(14)		-		-	-
Depreciation	21,165	(*)	20,178	(*)	21,920	5,699
Deferred income taxes, net	(1,540)		2,591		(2,077)	(540)
Accrued severance pay, net	(59)		(54)		431	112
Erosion and Linkage differentials of long-term loans
from banks	306		(23)		710	185
Capital gain on sale of property and equipment, net	(272)		(5,293)		(235)	(61)
Increase in trade receivables	(3,782)		(20,741)		(24,259)	(5,689)
Decrease (increase) in other accounts receivable and
prepaid expenses	279		(520)		545	142
Decrease (increase) in inventories	(7,555)		(22,603)		16,776	4,362
Increase (decrease) in trade payables	(5,932)		19,735		(2,105)	(547)
Increase in other accounts payable and accrued expenses	92		2,735		6,611	1,099

Net cash provided by operating activities	5,135		7,988		26,080	6,781

Cash flows from investing activities:
Purchase of property and equipment	(15,937	)(*)	(15,135	)(*)	(9,045)	(2,352)
Proceeds from sale of property and equipment	797		3,483		276	72
Advance in respect of sale of real estate	1,970		-		-	-
Refund of investment grants	(362)		-		-	-
Transition from consolidated to equity(c)	-		(85)		-	-
Lending long term loan	-		(500)		-	-
Repayment of long term loan	-		36		153	40

Net cash used in investing activities	(13,532)		(12,201)		(8,616)	(2,240)

Cash flows from financing activities:
Purchase of equipment with credit	-		(6,000)		(4,600)	(1,196)
Proceeds from long-term loans from banks and others	27,000		39,000		29,000	7,540
Principal payments of long-term loans from banks and others	(21,904)		(23,408)		(27,113)	(7,050)
Short-term credit from bank, net	3,020		(3,648)		9,258	2,407
Repurchase of the Company's shares	-		-		(23,307)	(6,060)
Payment of dividend by affiliated company	-		(2,650)		-	-

Net cash provided by (used in) financing activities	8,116		3,294		(16,762)	(4,359)

Increase (decrease) in cash and cash equivalents	(281)		(919)		702	181
Cash and cash equivalents at the beginning of the year	3,020		2,739		1,820	475

Cash and cash equivalents at the end of the year	2,739		1,820		2,522	656

(*) Reclassified-see note 2 g(1).

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience translation (Note 2a)
		Year ended December 31,			Year ended December 31, 2007
		2005	2006	2007
		Reported NIS			U.S. $
		(In thousands)

a.	Non-cash transactions:
	Unpaid declared dividend	2,650	-	-	-

	Differed tax on unrealized loss	-	-	(145)	(38)

	Unrealized loss	-	-	537	140

	Purchase of property and equipment with credit	-	-	584	152

b.	Supplemental disclosure of cash flows activities:
	Cash paid during the year for:
	Interest	3,540	4,625	5,523	1,436

	Income taxes	230	255	40	10

c.	Transition from consolidated to equity:

	Working capital, net (except cash and cash
	equivalents)	-	12,788	-	-
	Property and equipment, net	-	6,290	-	-
	Investment in affiliated company	-	(8,913)	-	-
	Long-term liabilities	-	(1,337)	-	-
	Minority interests	-	(8,913)	-	-

		-	(85)	-	-

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

COMPANY'S STATEMENTS OF CASH FLOWS

	The Company					Convenience translation (Note 2a)
	Year ended December 31,					Year ended December 31, 2007
	2005		2006		2007
	Reported NIS					U.S. $
	(In thousands)

Cash flows from operating activities:
Net income	2,447		11,438		7,773	2,021
Adjustments required to reconcile net income to net cash
provided by operating activities:
Equity in earnings of an affiliated company	(4,098)		(6,475)		(2,452)	(638)
Depreciation	17,871	(*)	18,904	(*)	20,408	5,306
Deferred income taxes, net	(826)		2,551		(2,477)	(644)
Accrued severance pay, net	(42)		(183)		410	107
Erosion and Linkage differentials of long-term loans
from banks	306		(23)		710	185
Capital gain on sale of property and equipment, net	(226)		(94)		(178)	(46)
Increase in trade receivables	(3,899)		(24,026	)(*)	(18,295)	(4,758)
Decrease (increase) in other accounts receivable and
prepaid expenses	469		667		431	112
Decrease (increase) in inventories	(5,437)		(21,932)		17,932	4,663
Increase (decrease) in trade payables	(4,498)		19,648		(2,084)	(542)
Increase in other accounts payable and accrued expenses	5,298		8,222	(*)	(10,898)	(2,834)

Net cash provided by operating activities	6,427		8,677		15,243	3,962

Cash flows from investing activities:
Purchase of property and equipment	(14,945	)(*)	(11,637	)(*)	(8,454)	(2,199)
Proceeds from sale of property and equipment	621		195		218	57
Advance in respect of sale of real estate	-		-		-	-
Refund of investment grants	-		-		-	-
Lending long term loan	-		(500)		-	-
Repayment of long term loan	-		36		153	40

Net cash used in investing activities	(14,324)		(11,906)		(8,087)	(2,102)

Cash flows from financing activities:
Purchase of equipment with credit	-		(6,000)		(4,600)	(1,196)
Proceeds from long-term loans from banks and others	27,000		39,000		29,000	7,540
Principal payments of long-term loans from banks and others	(21,904)		(23,408)		(27,113)	(7,050)
Short-term credit from bank, net	3,062		(3,648)		9,258	2,407
Repurchase of the Company's shares	-		-		(23,307)	(6,060)
Payment of dividend by affiliated company	-		(2,650)		11,000	2,860

Net cash provided by (used in) financing activities	8,158		3,294		(5,762)	(1,499)

Increase (decrease) in cash and cash equivalents	261		65		1,394	361
Cash and cash equivalents at the beginning of the year	27		288		353	92

Cash and cash equivalents at the end of the year	288		353		1,747	454

(*) Reclassified-see note 2 g(1).

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

COMPANY'S STATEMENTS OF CASH FLOWS (CONT.)

					Convenience translation (Note 2a)
		Year ended December 31,			Year ended December 31, 2007
		2005	2006	2007
		Reported NIS			U.S. $
		(In thousands)

a.	Non-cash transactions:
	Unpaid declared dividend	2,650	-	-	-

	Differed tax on unrealized gain	-	-	(145)	(38)

	Unrealized gain	-	-	537	140

	Purchase of property and equipment with credit			584	152

b.	Supplemental disclosure of cash flows activities:
	Cash paid during the year for:
	Interest	3,540	4,625	5,523	1,436

	Income taxes	230	255	40	10

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	Carmel Container Systems Ltd. (“Carmel Systems” or “the Company”), is an Israeli industrial company. The Company and its subsidiary (“the Group”) designs, manufactures and markets shipping containers, consumer packaging products and packaging wooden pallets and boxes (see Note 21). The Group’s sales are to a large number of customers mainly in Israel.

The Company’s subsidiary is Tri-Wall Containers (Israel) Ltd. (“Tri-Wall”) which is 100% controlled. Until January 1, 2006 CD Packaging Systems Ltd. (“CD”) was subsidiary of the Company (See Note 1b).

b.	On January 1, 2006, an agreement between CD and its shareholders and Frenkel and Sons (Frenkel) and its shareholders, for the acquisition of Frankel’s operations was consummated. Frankel is engaged in the manufacturing and marketing of packaging and display stands from carton.

Pursuant to the agreement, CD acquired from Frenkel its operations, including Frenkel’s assets and liabilities (except for Frenkel’s holdings in one of its subsidiaries which holds an industrial building in Caesarea and except for certain liabilities that were defined as protected) in exchange for 4,429,000 Ordinary A shares and 795 Ordinary B shares of CD that have been issued to Frenkel’s shareholders according to a mechanism prescribed in the agreement. As a result of the above, the Company’s effective holding percentage in CD declined from 50.1% to 27.85%. Due to loss of control in CD, the Company ceased consolidating this subsidiary commencing January 1, 2006.

No gain or loss was recorded in connection with the above mentioned transaction.

c.	Definitions:

In these financial statements:

Subsidiaries	-	Companies in which more than 50% of the voting equity is owned or controlled by the Company (as defined in Opinion No. 57 of the Institute of Certified Public Accountants in Israel) and their financial statements are consolidated with those of the Company.

Related parties	-	As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

Affiliated company	-	Company in which the Company exercises material influence and that are not subsidiaries, and the Company's investment in which is recorded in the financial statement according to the equity method.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements presented herein are prepared in accordance with generally accepted accounting principles (“GAAP”) in Israel.

The company prepared its financial statements in accordance with the Securities Regulations (Preparation of Annual Financial Statements,) 1993, for the first time, and therefore presents the Company statements, that were reclassified (See g(1) and v).

The significant accounting policies applied in the preparation of the financial statements on a consistent basis, except as described in f, g and t below are as follows:

a.	Reporting basis of the financial statements:

1.	In the past, the Company prepared its financial statements based on the historical cost convention adjusted for the changes in the Israeli Consumer Price Index (“Israeli CPI”). The adjusted amounts, as included in the balance sheet as of December 31, 2003, served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

2.	In accordance with Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, the adjustment of financial statements for the effects of inflation was discontinued on December 31, 2003 and, as of that date, the Company began preparing its financial statements in reported amounts.

3.	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

4.	Cost in these financial statements represents cost in the reported amount.

5.	Convenience translation into US Dollars:

The reported financial statements as of December 31, 2007 and for the year then ended, have been translated into US Dollars using the representative exchange rate of US Dollars as of such date (U.S.$ 1=NIS 3.846). The translation was made solely for the convenience of the readers. It should be noted that the reported New Israel Shekel figures do not necessarily represent the current costs of the various elements presented, and that the translated US Dollar figures should not be construed unless otherwise indicated in these statements.

b.	Consolidated financial statements:

The consolidated financial statements include the accounts of companies over which the Company exercises control. Significant inter-company balances and transactions between the Group companies have been eliminated in the consolidated financial statements.

c.	Investments in affiliated company:

1.	The Company’s investment in affiliated company is presented by the equity method of accounting.

2.	The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see h below).

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

The Group considers all highly liquid investments, including unrestricted short-term bank deposits purchased with original maturities of three months or less, to be cash equivalents

e.	Allowance for doubtful accounts

Such allowance is determined in respect of specific debts whose collection, in the opinion of the Group management, is doubtful.

f.	Inventories:

1.	As of January 1, 2007, the Company applies Accounting Standard No. 26, “Inventories”. Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and costs necessary to make the sale. An evaluation of net realizable value is carried out in each subsequent period.

Cost of inventory includes the inventory purchase costs and the costs required to bring the inventory to its current location and condition. Cost is determined as follows:

Raw Materials and goods in transit – using the “first-in, first-out” method.

Supplies and packaging material – on the basis of moving – average cost

Work in progress and Finished products – on the basis of computed with allocable indirect manufacturing cost.

The Company periodically evaluates the condition and age of inventories and provides for slow moving inventories accordingly. If in a particular period, production is not at normal capacity, the cost of inventories does not include fixed overhead costs in excess of those allocated based on normal capacity. Such unallocated overhead costs are recognized as an expense in the statement of income in the period in which they are incurred. Furthermore, cost of inventories does not include abnormal amounts of materials, labor and other costs resulting from inefficiency.

2.	When inventories are purchased under credit terms whereby the arrangement involves a financing element, the inventories are presented at cost reflecting the cash purchase price, and the financing element is recognized as a financial expense over the period of the financing.

The initial adoption of the standard had no material effect on the interim financial statements.

g.	Fixed assets:

1.	As of January 1, 2007, the Company applies the provision of accounting standards No. 27 “Fixed assets” of the Israel Accounting Standards Board (“the Standards”).

Fixed assets are stated at cost, including direct acquisition costs, less accumulated impairment losses, accumulated depreciation and investment grants, and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment. Borrowing costs related to financing the acquisition or the construction of fixed assets during the pre-operating period are included in the cost of the assets. Expenditures for improvements and upgrading are added to cost.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Fixed assets (cont.):

The cost of spare parts and auxiliary equipment which do not meet the definition of fixed assets is charged to operations as incurred. Base inventory of spare parts and auxiliary equipment, which has not been depreciated and meets the definition of fixed assets, is depreciated over its useful life and comparative data have been restated.

Following our effects of the changes of the financial statements:

1.	Balance sheets:

	Consolidated
	December 31, 2006
	As previously reported	The change	As presented in these financial statements
	Reported NIS in thousands

Inventories	71,425	500	71,925

Fixed assets - cost	393,637	3,103	396,740

Fixed assets - accumulated depreciation	306,224	5,600	311,824

Intangible assets	-	1,997	1,997

Statements of operations:

	Consolidated
	Year ended December 31,
	2006			2005
	As previously reported	The change	As presented in these financial statements	As previously reported	The change	As presented in these financial statements
	Reported NIS in thousands

Cost of revenues

Other manufacturing
costs	39,568	(2,800)	36,768	41,342	(2,800)	38,542

Depreciation	16,645	2,800	19,445	17,262	2,800	20,062

Total	368,804	-	368,804	368,173	-	368,173

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Fixed assets (cont.):

1.	Balance sheets:

	The Company
	December 31, 2006
	As previously reported	The change	As presented in these financial statements
	Reported NIS in thousands

Inventories	65,601	500	66,101

Fixed assets - cost	354,899	3,103	358,002

Fixed assets - accumulated depreciation	274,394	5,600	279,994

Intangible assets	-	1,997	1,997

Statements of operations:

	The Company
	Year ended December 31,
	2006			2005
	As previously reported	The change	As presented in these financial statements	As previously reported	The change	As presented in these financial statements
	Reported NIS in thousands (except per share data)

Cost of revenues

Other manufacturing costs	35,618	(2,800)	32,818	33,712	(2,800)	30,912

Depreciation	15,432	2,800	18,232	14,172	2,800	16,972

Total	317,730	-	317,730	295,962	-	295,962

g.	Fixed assets (cont.):

The Group recognizes the cost of replacing a part of a fixed asset as part of the fixed asset’s carrying amount when the cost has been incurred, the economic benefits associated with the part are expected to flow to the Group and the cost of the part can be measured reliably. Ongoing maintenance costs are recognized in the income statement as incurred.

The depreciation of assets is discontinued at the earlier of the date on which the asset is classified as held for sale and the date on which the asset is derecognized. An asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The cost of a fixed asset also includes an initial estimate of the costs of dismantling and removing the asset and restoring the site on which the asset is located, for which the Company has incurred an obligation when the asset is acquired or as a result of the use of the asset during a certain period not for the manufacture of inventories.

As a result of the initial adoption of the provisions of the standard, the Company reclassified some of its auxiliary equipment to inventories in an amount of NIS 500 thousand.

2.	Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%

Buildings	8
Machinery and equipment	6 - 10 (mainly 8%)
Motor vehicles and forklifts	15
Office furniture and equipment	6 - 33
Leasehold improvements	over the term of the lease

h.	Costs of software development:

Costs of software development for internal use, including costs of developing and establishing a website infrastructure, are capitalized after completion of the planning stage, when the development is expected to be completed and the software will be used according to plan. Capitalization of costs is discontinued when the software is substantially completed and is ready for its designated use. The costs are amortized over the estimated useful life of the software. As of January 1, 2007, pursuant to Accounting Standard No. 30, the Company reclassified such costs from fixed assets to intangible assets.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairments of fixed assets and investments:

1.	Impairment of fixed assets:

The Group applies Accounting Standard No. 15, “Impairment of Assets”. The Standard applies to all of the assets included in the balance sheet other than inventories, assets arising from employee benefits, deferred tax assets and financial assets (with the exception of investments in affiliates). According to the Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

As of December 31, 2007, no impairment losses were identified.

2.	Impairment of investments in other companies:

The Company generally evaluates the fair value of its investments in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary.

The evaluation of the fair value takes into consideration, among others, estimates and valuations of the investments, the conditions of the industry in which the portfolio company is operating, the portfolio company’s business condition, off- market transactions in the portfolio company’s securities, prices of equity transactions in the portfolio company and additional information that the portfolio company presents to its board of directors (if the Company is represented on the board) or to its shareholders.

As of December 31, 2007, no impairment losses were identified.

j.	Deferred taxes:

1.	As of January 1, 2005, the Group applies Accounting Standard No. 19, “Taxes on Income” (“the Standard”). The Standard prescribes the principles for recognition, measurement, presentation and disclosures of taxes on income and deferred taxes in the financial statements.

Deferred taxes are computed in respect of temporary differences between the amounts included in the financial statements and the amounts allowable for tax purposes, other than a limited number of exceptions described in the Standard.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Deferred taxes (cont.):

Deferred tax balances are measured using the enacted tax rates expected to be in effect when the differences are expected to reverse, based on the applicable tax laws at balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported year.

2.	Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments is not expected in the foreseeable future.

Similarly, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since it is the Company’s policy not to initiate distribution of dividends that involves an additional tax liability.

k.	Revenue recognition:

Revenues are recognized in the income statement when they can be measured reliably, the economic benefits associated with the transaction are expected to flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration in the transaction less commercial rebates, volume discounts and returns.

Revenues from sale of goods:

Revenues from sale of goods are recognized once all the significant risks and rewards of ownership of the goods have been transferred to the buyer, the seller no longer retains continuing managerial involvement to the degree usually associated with ownership and no longer retains effective control over the goods sold.

l.	Customer discounts:

Current customer discounts are recognized in the financial statements upon receipt and are deducted from sales revenues.

Customer discounts given at the end of the year and in respect of which the customer is not obligated to comply with certain targets, are recognized in the financial statements as the purchases which entitle the customer to said discounts are made.

Customer discounts for which the customer is required to meet certain targets, such as a minimum amount of annual purchases (either quantitative or monetary), an increase in purchases compared to previous periods, etc. are recognized in the financial statements in proportion to the purchases made by the customer during the year that qualify for the target, provided that it is expected that the targets will be achieved and the amount of the discount can be reasonably estimated. The estimate as to meeting the targets is based, among others, on past experience, on the Company’s relationship with the customers and on the expected amount of purchases by the customers in the remaining period.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Supplier discounts:

Current supplier discounts are recognized in the financial statements upon receipt and are deducted from cost of sales.

Supplier discounts received at the end of the year and in respect of which the Company is not obligated to comply with certain targets, are recognized in the financial statements as the purchases which entitle the Company to said discounts are made.

Supplier discounts for which the Company is required to meet certain targets, such as a minimum amount of annual purchases (either quantitative or monetary), an increase in purchases compared to previous periods, etc. are recognized in the financial statements in proportion to the purchases made by the Company during the year that qualify for the target, provided that it is expected that the targets will be achieved and the amount of the discount can be reasonably estimated. The estimate as to meeting the targets is based, among others, on past experience, on the Company’s relationship with the suppliers and on the expected amount of purchases from the suppliers in the remaining period.

n.	Exchange rates and linkage basis:

1.	Assets and liabilities in or linked to foreign currency are presented according to the representative exchange rates published by the Bank of Israel at balance sheet date.

2.	Assets and liabilities linked to the Israeli CPI are presented according to the relevant index for each linked asset or liability.

Below are data about the exchange rates of the U.S. dollar and the Israeli CPI:

As of	Representative exchange rate of U.S. dollar	Israeli CPI for December
	NIS	Points (*)

December 31, 2007	3.846	191.1
December 31, 2006	4.225	184.9
December 31, 2005	4.603	185.1

Change during the year ended	%	%

December 31, 2007	(8.97)	3.4
December 31, 2006	(8.21)	(0.1)
December 31, 2005	6.85	2.4

(*)	The index on an average basis of 1993 = 100.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Hedging activities:

Cash flow hedges

At December 31, 2007, the Company forward exchange contracts designated as hedges of expected future purchases of raw materials from suppliers in U.S. dollar for which the Company has firm commitments. The forward exchange contracts are being used to hedge the foreign currency risk of the firm commitments.

The cash flow hedges of the expected future purchases in 2008 were assessed to be highly effective and as at December 31, 2007, a unrealized loss of NIS 537 thousands and deferred tax asset of NIS 145 thousand were included in equity as a net amount of NIS 392 in respect of these contracts, see note 10.

p.	Earnings (loss) per share:

Earnings per share are computed based on the number of Ordinary shares. Basic earnings per share only include shares that are actually outstanding during the period. Dilutive potential Ordinary shares (such as convertible debentures and warrants) are only included in the computation of diluted earnings per share. Convertible securities that have been converted during the period are included in diluted earnings per share only until the conversion date and starting from that date in basic earnings per share. The investor’s share of earnings of an investee is included based on the earnings per share of the investee multiplied by the number of shares held by the investor.

q.	Financial instruments:

As of January 1, 2006, the Company applies Accounting Standard No. 22 regarding financial instruments: disclosure and presentation ("The Standard").

Company shares held by the Company and by subsidiaries are carried at cost and presented as a deduction from shareholders’ equity (“treasury shares”).

r.	Use of estimates for the preparation of financial statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

s.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, short and long-term credit from banks and others, trade payables and other accounts payable approximate their fair value.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Presentation of transactions between the Company and the controlling shareholder therein:

As of January 1, 2007, the Company applies the provisions of Accounting Standard No. 23, “Accounting Treatment of Transactions between an Entity and its Controlling Shareholder” of the Israel Accounting Standards Board (“the Standard”). The Standard is applicable, among others, to transactions involving the transfer of assets, the assumption of liabilities, indemnification, and the waiver of loans between a company and its controlling shareholder and between companies under common control that occur subsequent to January 1, 2007 as well as to a loan granted or received from the controlling shareholder prior to January 1, 2007.

The Standard is not applicable to business combinations involving companies under common control. According to a decision promulgated by the Israel Securities Authority, as of January 1, 2007, business combinations involving entities controlled by the same shareholder will be accounted for similar to a pooling of interests and not based on the use of fair values. In cases of transactions that have the characteristics of shareholders’ investments, the Standard may also apply to transactions with non-controlling shareholders in their capacity as shareholders.

The Standard provides that the assets and liabilities involved in a transaction between a company and its controlling shareholder or between companies under common control be recognized at their fair value on the date of the transaction. The difference between the fair value and the consideration stipulated in the transaction is to be recorded in shareholders’ equity, net of any tax effect. A charge to equity essentially constitutes a dividend, consequently resulting in a reduction in retained earnings. A credit to equity essentially constitutes an investment by shareholders and, consequently, is presented as a separate component of shareholders’ equity, “Capital reserve from transactions with a controlling shareholder”. If the company is not wholly owned by the controlling shareholder, the minority’s share of the difference, whether a charge or credit, is to be recorded in “minority interest” in the statement of income. The amount recorded in shareholders’ equity will not be transferred to the statement of income, even if in subsequent periods, the items that were the subject of the transactions are derecognized from the financial statements.

An intangible asset with no active market (as defined in Accounting Standard No. 30), which is transferred to a company from its controlling shareholder, is to be measured at the carrying value in the controlling shareholder’s books of account and the difference between the consideration and the carrying value is to be recorded in shareholders’equity, net of any tax effect.

A loan without a fixed maturity is to be considered as if it had been granted or received for a period of one year. Consequently, its fair value will be determined annually based on the present value of the expected cash flows from the loan, discounted at the interest rate applicable to the Company for each year.

The initial adoption of the standard had no material effect on the financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Disclosure of the effects of new Accounting Standards in the period prior to their adoption/Disclosure of the effects of a new Accounting Standard in the period prior to its adoption:

Disclosure of the effects of new Accounting Standards in the period prior to their adoption/Disclosure of the effects of a new Accounting Standard in the period prior to its adoption (cont.):

Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS):

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)”(“Accounting Standard No. 29”).

International Financial Reporting Standards comprise standards and interpretations adopted by the International Accounting Standards Board, and include:

a)	International Financial Reporting Standards (IFRS)

b)	International Accounting Standards (IAS)

c)	Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and by its predecessor, the Standing Interpretations Committee (SIC).

The Company will first present its financial position and operating results pursuant to IFRS in its interim financial statements as of March 31, 2008, with a date of transition to IFRS as of January 1, 2007 (“the transition date”). For purposes of the transition, the Company will adopt the provisions of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”).

Pursuant to Accounting Standard No. 29 and FAQ 6 of the Israel Securities Authority, the Company presents an opening balance sheet as of January 1, 2007, a balance sheet as of December 31, 2007 and an income statement for the year then ended, prepared in accordance with IFRS. The Company also presents reconciliations between the amounts reported under generally accepted accounting policies in Israel (“Israeli GAAP”) and amounts reported under IFRS on the transition date, as of December 31, 2007 and for the year then ended, as detailed in Note 23.

v.	Reclassification

Certain amounts from prior years have been reclassified to conform to the current period presentation.

The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	TRADE RECEIVABLES, NET

	The Company		Consolidated
	December 31,		December 31,		Convenience Translation (Note 2a) December 31,
	2006	2007	2006	2007	2007
	Reported NIS				U.S. $
	(In thousands)

Open accounts (*)	(**)124,352	138,232	(**)141,222	160,547	41,744
Notes receivable	23,227	25,502	24,449	27,243	7,083

	147,579	163,734	165,671	187,790	48,827
Less - allowance for doubtful
debts	2,345	2,587	2,395	2,637	687

	145,234	161,147	163,276	185,153	48,140

(*)	For balances with shareholders and other related parties, see Note 19b.
(**)	Reclassified.

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	The Company		Consolidated
	December 31,		December 31,		Convenience Translation (Note 2a) December 31,
	2006	2007	2006	2007	2007
	Reported NIS				U.S. $
	(In thousands)

Employees	127	135	127	135	35
Government authorities	673	754	673	754	196
Deferred income taxes (*)	-	-	500	-	-
Prepaid expenses and Other receivables	1,505	1,002	2,274	1,657	431

	2,305	1,891	3,574	2,546	662

(*)	See Note 18f.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	INVENTORIES

	The Company			Consolidated
	December 31,			December 31,			Convenience Translation (Note 2a) December 31,
	2006		2007	2006		2007	2007
	Reported NIS						U.S. $
	(In thousands)

a.

Raw materials	34,694		32,720	38,837		38,231	9,941
Supplies and packaging
materials	1,860	(*)	2,560	2,448	(*)	3,220	837
Work in progress	1,172		940	1,172		940	244
Finished products	14,375		6,449	15,468		7,258	1,887

	52,101		42,669	57,925		49,649	12,909
Raw materials in transit	14,000		5,500	14,000		5,500	1,430

	66,101		48,169	71,925		55,149	14,339

(*)	Reclassified-see note 2 g(1).

b.	For the year ended December 31, 2007 – Inventory impairment was recorded in the cost of sales in the amount of NIS 200,000.

NOTE 6:	–	INVESTMENT IN SUBSIDIARY AND AFFILIATED COMPANY

The movement in the investment during 2006 and 2007:

	The Company (**)		Consolidated (*)
	December 31,		December 31,		Convenience Translation (Note 2a) December 31,
	2006	2007	2006	2007	2007
	Reported NIS				U.S. $
	(In thousands)

Balance at the beginning of
the year	37,667	44,142	8,913	8,368	2,175

Movement during the year:
Equity in earnings (losses)	6,475	2,452	(545)	10	3
Dividend	-	(11,000)		-	-

Balance at the end of the year	44,142	35,594	8,368	8,378	2,178

(*)	The investment is in CD Packing Systems Ltd. (See note 1 b).
(**)	The investment is in CD Packing Systems Ltd. and in Tri-Wall Ltd.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	PROPERTY AND EQUIPMENT, NET

a.	Composition:

CONSOLIDATED

	Land and Buildings(***)	Machinery and equipment (**)		Motor vehicles and forklifts	Office furniture and equipment	Leasehold Improvements	Spare parts, die print/cut and pallets (****)		Total		Convenience translation (Note 2a)
	Reported NIS										Total U.S. $
	(In thousands)

Cost:
Balance as of January 1, 2007	5,343	340,040	(*)	5,976	21,803	10,143	13,435	(*)	396,740	(*)	103,156	(*)
Additions during the year	24	3,839	(*)	952	1,442	322	2,920		9,499	(*)	2,470
Disposals during the year	-	1,973		608	20	-	-		2,601		676

Balance at December 31, 2007	5,367	341,906		6,320	23,225	10,465	16,355		403,638		104,950

Accumulated depreciation:
Balance as of January 1, 2007	4,825	270,361		5,126	18,230	7,682	5,600	(*)	311,824		81,077	(*)
Additions during the year	46	17,212		352	847	663	2,800		21,920		5,699
Disposals during the year	-	1,973		568	19	-	-		2,560		666

Balance at December 31, 2007	4,871	285,600		4,910	19,058	8,345	8,400		331,184		86,111

Depreciated cost at December 31, 2007	496	56,306		1,410	4,167	2,120	7,955		72,454		18,839

Depreciated cost at December 31, 2006	518	69,679	(*)	850	3,573	2,461	7,835	(*)	84,916	(*)	22,079	(*)

(*)	Reclassified Intangible assets-see note 8.
(**)	Net of investment grant amounting to reported NIS 50,000 ($ 12,000) and reported NIS 210,000 as of December 31, 2006 and 2005, respectively.
(***)	Owned by the Group.
(****)	Reclassified spare parts, die print/cut and pallets.

b.	As for charges, see Note 16.

c.	Depreciation expenses amounted to reported NIS 21,920,000 ($ 5,699,000) reported NIS 20,178,000 and reported NIS 21,165,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	PROPERTY AND EQUIPMENT, NET

a.	Composition:

THE COMPANY

	Machinery and equipment (**)		Motor vehicles and forklifts	Office furniture and equipment	Leasehold Improvements	Spare parts, die print/cut and pallets (***)		Total
	Reported NIS
	(In thousands)

Cost:
Balance as of January 1, 2007	314,442		5,126	20,473	4,406	13,555	(*)	358,002	(*)
Additions during the year	2,941		952	1,384	250	2,800		8,328
Disposals during the year	1,514		447	-	-	-		1,961

Balance at December 31, 2007	315,869		5,631	21,857	4,656	16,356		364,369

Accumulated depreciation:
Balance as of January 1, 2007	249,382		5,072	17,023	2,867	5,600	(*)	279,944
Additions during the year	16,220		352	678	358	2,800		20,408
Disposals during the year	1,514		407	-	-	-		1,921

Balance at December 31, 2007	224,008		5,017	17,701	3,226	8,400		298,431

Depreciated cost at December 31, 2007	51,781		614	4,158	1,430	7,955		65,938

Depreciated cost at December 31, 2006	64,362	(*)	842	3,365	1,534	7,955	(*)	78,058

(*)	Reclassified Intangible assets-see note 8.
(**)	Net of investment grant amounting to reported NIS 50,000 ($ 12,000) and reported NIS 210,000 as of December 31, 2006 and 2005, respectively.
(***)	Reclassified spare parts, die print/cut and pallets.

b.	As for charges, see Note 16.

c.	Depreciation expenses amounted to reported NIS 21,920,000 ($ 5,699,000) reported NIS 20,178,000 and reported NIS 21,165,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	INTANGIBLE ASSETS

ERP Assimilation:

The Company and Consolidated

	Costs December 31,	Convenience Translation (Note 2a) December 31,
	2007	2007
	Reported NIS	U.S. $
	In thousands

Costs:

Balance as of January 1, 2007	1,997	519

Additions during the year	130	34

Balance as of December 31, 2007	2,127	553

NOTE 9	–	SHORT-TERM CREDIT FROM BANKS

a.	Composition:

The Company and Consolidated

	Weighted interest rate		Unlinked		Convenience Translation (Note 2a)
	December 31,		December 31,		December 31,
	2006	2007	2006	2007	2007
	%		Reported NIS		U.S. $
			In thousands

Overdrafts	7.6	6.9	10	7	2

Short-term credit from
banks	6.0	5.5	7,635	16,896	4,393

			7,645	16,903	4,395

b.	As of December 31, 2007, the Group had authorized credit lines from several banks in the amount of reported NIS 3,000,000 ($ 780,000), which bear interest at the average rate of Prime +1.46%.

c.	As for charges to collateralize part of the short-term loans and credit, see Note 16.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	TRADE PAYABLES

	The Company		Consolidated
	December 31,		December 31,		Convenience Translation (Note 2a) December 31, 2007
	2006	2007	2006	2007
	Reported NIS				U.S. $
	(In thousands)

Trade payables (*)	87,276	80,232	93,081	86,579	22,512
Notes payable	463	813	463	844	219

	87,729	81,045	93,544	87,423	22,731

(*)	For balances with shareholders and other related parties see note 19a.

NOTE 11	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	The Company			Consolidated
	December 31,			December 31,			Convenience Translation (Note 2a) December 31, 2007
	2006		2007	2006		2007
	Reported NIS						U.S. $
	(In thousands)

Related company (*)	15,234		2,299	2,299		2,299	598
Liabilities to employees
and payroll accruals	8,690		8,050	12,011		11,769	3,060
Government authorities	1,385		1,385	1,830		1,899	494
Provision for tax	-		3,963	-		3,993	1,038
Accrued expenses	782		873	1,027		1,337	348
Derivative	-		537	-		537	140
Other	152		273	228		327	85

	26,243	(**)	17,463	17,395	(**)	22,161	5,762

(*)	See Note 19a.
(**)	Reclassified.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	LONG-TERM LOANS FROM BANKS

a.	Composition of long-term loans from banks.

The Company and Consolidated

			Convenience Translation (Note 2a)
	December 31,		December 31, 2007
	2006	2007
	Reported NIS		U.S. $
	(In thousands)

Banks	72,381	74,978	19,495
Less - current maturities	24,211	25,602	6,657

	48,170	49,376	12,838

As to pledges to secure these liabilities, see Note 16.

b.	The loans are classified by linkage terms and interest rates as follows:

The Company and Consolidated

	Weighted interest rate				Convenience Translation (Note 2a)
	December 31,		December 31,		December 31,
	2006	2007	2006	2007	2007
	%		Reported NIS		U.S. $
			(In thousands)

Unlinked	6.2	5.75	60,567	52,405	13,626
Linked to Israeli CPI	4.1	4.27	11,814	22,573	5,869

			72,381	74,978	19,495

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	LONG-TERM LOANS FROM BANKS (CONT.)

c.	Repayment dates subsequent to the balance sheet date are as follows:

The Company and Consolidated

	December 31,		Convenience translation (Note 2a) December 31, 2007
	2006	2007
	Reported NIS		U.S. $
	(In thousands)

First year (current maturities)	24,211	25,602	6,657

Second year	19,851	19,380	5,038
Third year	13,572	15,406	4,006
Fourth year	9,418	11,941	3,105
Fifth year	5,329	2,649	689

	48,170	49,376	12,838

	72,381	74,978	19,495

NOTE 13:	–	FINANCIAL INSTRUMENTS

The Group’s activities expose it to various financial risks, such as credit risk and exchange rate risks. The Company’s comprehensive risk management program is focused on transactions to reduce to a minimum the possible negative effects on the Company’s financial performance.

a.	Credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of entities comprising the Group’s customer base and their dispersion across many different industries. The Group performs ongoing credit evaluations of its debtors. In management’s estimations, the allowance for doubtful debts adequately covers anticipated losses in respect of its accounts receivable credits risks. Commencing January 1, 2005 the company has insured its trade receivables credit in a risk insurance which is limited to certain conditions.

The Group’s cash and cash equivalents(no material) are invested in deposits in major Israeli banks. Management believes that the financial institutions that hold the Group investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	–	FINANCIAL INSTRUMENTS (CONT.)

b.	Foreign currency exchange risk

The Company enters into call forwards contracts to hedge certain of its balance sheet exposure against changes in foreign currency exchange rates. Such exposure is a result of the portion of the Company’s liabilities being denominated in currencies other than NIS(mainly in USD). Management’s policy is to hedge projected transactions of raw materials import in U.S$ for the next year.

Total nominal amount of the open contracts is $25,120 thousand as of December 31, 2007.

Unrealized loss net after taxes recorded in 2007 was 392 thousands NIS and the derivative was 537 thousands NIS that was recorded in Other Account Payables.

All of the call forwards contracts are due until November 28, 2008.

c.	Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates. The Company’s exposure is to variable cash flows as a result of interest changes.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	–	FINANCIAL INSTRUMENTS (CONT.)

d.	Linkage terms of monetary balances

Consolidated

	December 31, 2006				December 31, 2007
	Linked to the Israeli Consumer Price Index	In or linked to foreign Currency(*)	Unlinked	Total	Linked to the Israeli Consumer Price Index	In or linked to foreign Currency(*)	Unlinked	Total
	Reported NIS (In thousands)

Assets:
Cash and cash equivalents	-	509	1,311	1,820	-	92	2,430	2,522
Trade receivables	-	722	162,554	163,276	-	1,600	183,553	185,153
Other accounts receivable and prepaid expenses	673	-	2,901	3,574	754	-	1,792	2,546
Long-term accounts receivables	-	-	311	311	-	-	141	141

	673	1,231	164,695	166,599	754	1,692	187,916	190,362

Liabilities:
Short-term credit from banks and others	-	-	7,645	7,645	-	-	16,903	16,903
Trade payables	-	64,199	29,345	93,544	-	29,774	57,649	87,423
Other accounts payable and accrued expenses	-	-	17,395	17,395	-	-	22,161	22,161
Long-term loans from banks (including current
maturities)	11,814	-	60,567	72,381	22,573	-	52,405	74,978

	11,814	64,199	112,570	188,583	22,573	29,774	149,118	201,465

The Company

	December 31, 2006				December 31, 2007
	Linked to the Israeli Consumer Price Index	In or linked to foreign Currency(*)	Unlinked	Total	Linked to the Israeli Consumer Price Index	In or linked to foreign Currency(*)	Unlinked	Total
	Reported NIS (In thousands)

Assets:
Cash and cash equivalents	-	348	5	353	-	92	1,655	1,747
Trade receivables	-	722	144,512	145,234	-	908	160,239	161,147
Other accounts receivable and prepaid expenses	673	-	1,632	2,305	754	-	1,137	1,891
Long-term accounts receivables	-	-	311	311	-	-	141	141

	673	1,070	146,460	148,203	754	1,000	163,172	164,926

Liabilities:
Short-term credit from banks and others	-	-	7,645	7,645	-	-	16,903	16,903
Trade payables	-	64,199	25,530	87,729	-	29,659	51,386	81,045
Other accounts payable and accrued expenses	-	-	26,243	26,243	-	-	17,463	17,463
Long-term loans from banks (including current
maturities)	11,814	-	60,567	72,381	22,573	-	52,405	74,978

	11,814	64,199	119,985	193,998	22,573	29,659	138,157	190,389

(*) mainly U.S Dollars.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	–	FINANCIAL INSTRUMENTS (CONT.)

d.	Linkage terms of monetary balances (cont.)

	Consolidated
	December 31, 2007
	Linked to the Israeli Consumer Price Index	In or linked to foreign Currency(*)	Unlinked	Total
	Convenience translation into U.S. $ (Note 2a)
	(In thousands)

Assets:
Cash and cash equivalents	-	24	632	656
Trade receivables	-	416	47,724	48,140
Other accounts receivable and prepaid expenses	196	-	466	662
Long-term accounts receivables	-	-	37	37

	196	440	48,859	49,495

Liabilities:
Short-term credit from banks and others	-	-	4,395	4,395
Trade payables	-	7,742	14,989	22,731
Other accounts payable and accrued expenses	-	-	5,762	5,762
Long-term loans from banks (including current
maturities)	5,869	-	13,626	19,495

	5,869	7,742	38,772	52,383

(*) Mainly U.S. Dollars

NOTE 14:	–	ACCRUED SEVERANCE PAY, NET

a.	Severance pay and retirement grants:

Under Israeli law and valid labor agreements, the companies of the Group are required to make severance or current pension payments in addition to retirement grants to dismissed employees and to employees leaving employment under certain other circumstances.

These liabilities are covered by regular deposits with severance pay, pension funds and by the balance sheet accrual.

Employees dismissed before attaining retirement age are entitled to severance pay computed on the basis of their most recent salary. As for part of the Group’s employees – in the event that the amounts accumulated in the pension fund are insufficient to cover the severance pay computed as above – the Company and its subsidiary are to supplement the difference.

The companies’ employees are participants in a pension fund to which the companies make current monthly payments. The deposits relieve the companies of their severance pay liability regarding their portions deposits. The pension fund is external and independent of the Group.

Amounts deposited in severance pay funds, and related liabilities are not reflected in the balance sheet since the funds are not under the control of the Group.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	–	ACCRUED SEVERANCE PAY, NET (CONT.)

b.	The amounts funded for compensation are deposited in some Central Funds for Compensation and with provident funds in the name of the employees. The amounts funded may be withdrawn provided that the provisions of the severance pay law are fulfilled.

c.	Below are the amounts for accrued severance pay.

	The Company		Consolidated
	December 31,		December 31,		Convenience Translation (Note 2a) December 31, 2007
	2006	2007	2006	2007
	Reported NIS				U.S. $
	(In thousands)

Severance pay	7,344	6,413	10,333	9,673	2,515
Less - amounts funded	7,656	6,315	10,466	9,375	2,438

	(312)	98	(133)	298	77

NOTE 15:	–	CONTINGENT LIABILITIES AND COMMITMENTS

a.	An investee of a shareholder, who is also a supplier of raw materials, has a right of first refusal regarding the sale of part of the purchases of the Group’s raw materials for a period of ten years commencing October, 1998, which automatically renewed in October, 2007 for five years commencing October, 2008. The Group purchases raw materials from the investee of a shareholder in the ordinary course of business (see Note 19c. with respect to purchases from shareholders).

b.	The facilities that include offices and warehouses of the Group are rented under operating leases for various periods ending in 2016. Future minimum rental commitments under the non-cancelable leases are most linked to the Israeli CPI in effect as of balance sheet date, as follows:

	The Company	Consolidated	Convenience translation (Note 2a) U.S. $
	Reported NIS
	(In thousands)

For the years ending December 31,

2008	12,320	13,357	3,473
2009	12,152	13,075	3,400
2010	10,976	10,976	2,854
2011	64,060	64,060	16,656

	99,510	101,468	26,383

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	–	CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

b.	Consolidated:

Rent expenses amounted to approximately reported NIS 13,339,000 (3,468,279$) NIS 13,513,000 and NIS 13,815,000 for the years ended December 31, 2007, 2006 and 2005, respectively

The Company:

Rent expenses amounted to approximately reported NIS 12,247,000 ($3,184,347) NIS 12,337,000 and NIS 11,746,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

c.	The Company leases motor vehicles and motor forklifts under long-term operating lease agreements. The lease agreements expire on various dates ending in 2007 – 2012. The following is a schedule of future minimum lease payments under these agreements which are linked to the Israeli CPI and to the Euro in effect of balance sheet date, as follows:

	The Company	Consolidated	Convenience translation (Note 2a) U.S. $
	Reported NIS
	(In thousands)

For the years ending December 31,

2008	1,976	2,308	600
2009	1,483	1,723	448
2010	822	1,006	261
2011	406	461	120

	4,687	5,499	1,430

d.	At the end of September 2007, the Company received a demand from the municipality of Netanya for a payment in the amount of NIS 1,840 thousand (including interest and linkage differences of NIS 663 thousand) based on a reassessment of real estate taxes for 2000-2007, in respect of the Company’s manufacturing plant in Netanya. The Company submitted an objection to the demand, which objection the municipality has rejected. The Company has filed an appeal on the rejection. The Company’s management believes, based on the opinion of its legal advisors, that there is likelihood that the municipality will succeed in its demand. The financial statements include a provision for damage that management believes is sufficient in these circumstances.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	–	CHARGES (ASSETS PLEDGED)

a.	As collateral for the Group’s liabilities to banks and to the State of Israel, a fixed charge was placed, in an unlimited amount, on any unpaid share capital, equipment, machinery, insurance rights and the shares of Tri-Wall, and a floating charge was placed on all the other properties of the Group’s plants and the assets.

b.	Liabilities secured by pledges are as follows:

The Company and Consolidated

			Convenience translation (Note 2a)
	December 31,		December 31, 2007
	2006	2007
	Reported NIS		U.S. $
	In thousands

Short-term loans and credit	7,645	16,903	4,395
Long-term liabilities including current
maturities	72,381	74,978	19,495

	80,026	91,881	23,890

NOTE 17:	–	SHARE CAPITAL

a.

	December 31, 2007		December 31, 2006
	Authorized	Issued and Outstanding (*)	Authorized	Issued and Outstanding (*)
	Number of shares

Ordinary shares of NIS
1 par value each	10,000,000	1,739,937	10,000,000	2,400,187

(*)	As of December 31, 2006 and 2007, the Company’s treasury shares are 119,813 and 780,063, respectively, of the Ordinary shares at a cost of NIS 4,258,000 and NIS 27,565,000 which is shown as a deduction in shareholders’ equity.

The Ordinary shares confer upon their holders the right to participate and vote in the general meetings, the right to receive dividends and the right to a share in excess of assets upon liquidation of the Company.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	–	SHARE CAPITAL (CON.)

b.	1.	In its meeting dated March 5, 2007, the Company’s Board of Directors resolved to purchase 522,350 shares held by Ampal and 137,900 shares held by Shenhav family. In addition, the transaction to purchase the shares of Ampal was ratified in the general meeting held on April 15, 2007.

2.	In May, Ampal and the Shenhav family transferred all their shares held to the Company.

3.	Following the consummation of these transactions, the new holding percentages are American Israeli Paper Mills Ltd. (“AIPM”) 36.2%, Kraft group 49.6% and the public holds 14.2%.

c.	Dividends:

Dividends declared on the Ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

NOTE 18:	–	TAXES ON INCOME

a.	The laws applicable to the Group companies:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI.

The Law for the Encouragement of Capital Investments, 1959 (“the Law”):

According to the law, the companies are entitled to various tax benefits by virtue of the “approved enterprise” status granted to part of their enterprises, defined by this law. The principal benefit is:

In 1997, the production facilities of the Company’s subsidiary, Tri-wall, have been granted the status of an “approved enterprise” under the Law of the Encouragement of Capital Investments, 1959. Tri-wall has elected the alternative benefits, waiving grants in return for tax exemption. In accordance with this Law, the income from the approved enterprise will be exempt from tax for a period of two years and for the remaining benefit period will be subject to a reduced tax rate of 25%. The total benefit period is for ten years, commencing with the first year in which taxable income is generated, but limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier (“benefit period”).

During 2003, Tri-Wall received final approval of implementation of the investment program.

Due to the losses for tax purposes incurred by the Parent Company, the tax benefit period for the approved enterprise program has not yet commenced.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	TAXES ON INCOME (CONT.)

a.	The laws applicable to the Group companies (cont.):

If dividends are distributed out of tax exempt profits, the Company will then become liable for tax and the rate applicable from its profits of the approved enterprise in the year in which the income is earned, as if it had not chosen the alternative track of benefits. The Company’s policy is not to distribute dividends out of these profits.

Conditions for the entitlements to the benefits:

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published there under and the letters of approval for the specific investment in the approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. The management believes that the Companies are meeting the afore-mentioned conditions.

b.	The Law for the Encouragement of Industry (“Taxation”), 1969:

The Company and its subsidiary are “industrial companies”, as defined by this law. Accordingly by virtue of regulations published, the companies have claimed, a deduction for accelerated depreciation on equipment used in industrial activity, as determined in the regulations effective under the Inflationary Law.

The Company and Tri-Wall are being assessed together for tax purposes

c.	Capital gains/losses:

Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 2003, (“the reform law”), tax at a reduced rate of 25% will apply on capital gains accrued after January 1, 2003, instead of the regular tax rate. In case of the sale of properties purchased before the adoption of the reform law, the reduced tax rate will apply only to the portion of the profit which accrued after the adoption of the law, as computed according to the law. Further, the reform law states that capital losses carried forward for tax purposes may be offset against capital gains for an indefinite period. The reform law also provides for the possibility to offset capital losses from sales of properties outside Israel against capital gains in Israel.

d.	Changes in the tax laws applicable to the Company:

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

e.	Tax assessments:

The Company and Tri-Wall had Final tax assessments up to and including the 2003 tax year.

f.	Tax rates applicable to the income of the Group companies:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%,2007-29%, 2008 – 27%, 2009 – 26%, 2010 and thereafter – 25%.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	TAXES ON INCOME (CONT.)

g.	Deferred taxes:

1.	Significant components of the Company and its subsidiaries deferred tax liabilities and assets are as follows:

	The Company		Consolidated
	December 31,		December 31,		Convenience Translation (Note 2a) December 31, 2007
	2006	2007	2006	2007
	Reported NIS				U.S. $
	(In thousands)

Deferred tax assets:
Cumulative other
comprehensive income	-	145	-	145	38
Tax loss carry forward	4,588	-	4,589	-	-
Provision for employee
rights	1,160	1,014	1,705	1,600	417
Allowance for doubtful debts	680	698	693	712	185

Net deferred tax assets	6,428	1,857	6,987	2,457	640

Deferred tax liabilities:
Depreciable property and
equipment	(15,224)	(8,031)	(15,823)	(9,071)	(2,359)

Net deferred tax liabilities	(8,796)	(6,174)	(8,836)	(6,614)	(1,719)

(*) Deferred taxes computed at weighted tax rate of approximately 27%.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	TAXES ON INCOME (CONT.)

g.	Deferred taxes (cont.):

2.	Deferred income taxes are presented in the balance sheet as follows:

	The Company		Consolidated
	December 31,		December 31,		Convenience Translation (Note 2a) December 31, 2007
	2006	2007	2006	2007
	Reported NIS				U.S. $
	(In thousands)

In other accounts receivable
and prepaid expenses	-	-	500	-	-
As long-term liabilities	(8,796)	(6,174)	(9,336)	(6,614)	(1,719)

	(8,796)	(6,174)	(8,836)	(6,614)	(1,719)

h.	The movement in deferred taxes during 2007:

Consolidated:

Reported NIS in thousands

Balance at the beginning of the year	(8,836)
Deferred taxes resulting from cumulative other comprehensive income	145

Income taxes resulting from changes in deferred taxes	2,077

Balance at the end of the year	(6,614)

The movement in deferred taxes during 2007:

The Company:

Reported NIS in thousands

Balance at the beginning of the year	(8,796)
Deferred taxes resulting from cumulative other comprehensive
income	145

Income taxes resulting from changes in deferred taxes	2,477

Balance at the end of the year	(6,174)

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	TAXES ON INCOME (CONT.)

i.	Income tax reconciliation:

The reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate, applicable to corporate tax in Israel and the actual tax expense is as follows:

Consolidated:

				Convenience Translation (Note 2a)
	Year ended December 31,			Year ended December 31, 2007
	2005	2006	2007
	Reported NIS			U.S. $
	In thousands

Income before taxes on income	1,044	14,738	9,679	2,516

Theoretical tax expense computed at the
Israeli statutory tax rate: 2005 - 34% ,
2006 - 31%, 2007 - 29%	355	4,569	2,807	730

Increase (decrease) in income taxes
resulting from:

Tax adjustments in respect of inflation in
Israel and others	(521)	-	(290)	-

Adjustment of deferred tax due to change in
tax rate	(660)	-	-	-

Non-deductible expenses (tax exempt income)
and others, net	86	(232)	41	(65)

Adjustment to other income with low tax
rate or tax exempt income	-	(940)	-	-

Increase (decrease) in tax expense due to
reduced tax rates in companies which
were granted approved enterprise status	(7)	-	-	-

Depreciation of capital lease from previous
years	(642)	(642)	(642)	(167)

Actual taxes on income	(1,389)	2,755	1,916	498

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	TAXES ON INCOME (CONT.)

i.	Income tax reconciliation (cont):

The Company:

	Year ended December 31,
	2005	2006	2007
	Reported NIS
	In thousands

Income before taxes on income (loss)	(4,027)	5,973	6,807

Theoretical tax expense computed at the Israeli statutory tax
rate: 2005 - 34% , 2006 - 31%, 2007 - 29%	(1,369)	1,852	1,974

Increase (decrease) in income taxes resulting from:

Tax adjustments in respect of inflation in Israel and others	(143)	-	(290)

Adjustment of deferred tax due to change in tax rate	-	-	-

Non-deductible expenses (tax exempt income) and others, net	(222)	(200)	-

Adjustment to other income with low tax rate or tax exempt income	-	-	-

Increase (decrease) in tax expense due to reduced tax rates in
companies which were granted approved enterprise status	-	-	-

Depreciation of capital lease from previous years	(642)	(642)	(642)

Actual taxes on income	(2,376)	1,010	1,486

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	TAXES ON INCOME (CONT.)

j.	Taxes on income (tax benefit) included in the statements of operations:

Consolidated

				Convenience Translation (Note 2a)
	Year ended December 31,			Year ended December 31, 2007
	2005	2006	2007
	Reported NIS			U.S. $
	In thousands

Deferred income taxes, net	(880)	2,591	(2,077)	(540)
Current taxes	151	164	3,993	1,038
Adjustment	(660)	-

	(1,389)	2,755	1,916	498

The Company

	Year ended December 31,
	2005	2006	2007
	Reported NIS In thousands

Deferred income taxes, net	2,376	1,010	(2,477)
Current taxes	-	-	3,963

	2,376	1,010	1,486

NOTE 19:	–	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Current liabilities to related parties:

Consolidated

						Convenience translation (Note 2a)
				December 31,		December 31, 2007
				2006	2007
		Linkage terms	Interest rate	Reported NIS		U.S $
				(In thousands)

1.	Trade payables:
	Shareholder	U.S. $	Interest free	50,644	18,039	4,690
		Unlinked	Interest free	-	26,772	6,961
	Related companies
	of a shareholder	Unlinked	Interest free	-	104	27

2.	Other accounts
	payable and
	accrued expenses:

	Related companies	Unlinked	Interest prime	12,935	2,299	598

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

a.	Current liabilities to related parties:

The Company

						Convenience translation (Note 2a)
				December 31,		December 31, 2007
		Linkage terms	Interest rate	2006	2007
				Reported NIS		U.S. $
				(In thousands)

1.	Trade payables:
	Shareholder	U.S.$	Interest free	50,644	18,039	4,690
		Unlinked	Interest free	-	26,772	6,961
2.	Other accounts
	payable and
	accrued expenses:

	Related companies
	of a shareholder	Unlinked	Interest prime	12,935	2,299	598

b.	Current receivables from related parties:

Consolidated and the Company:

					Convenience translation (Note 2a)
			December 31,		December 31, 2007
	Linkage terms	Interest rate	2006	2007
			Reported NIS		U.S. $
			(In thousands)

Trade receivables:

Related parties	Unlinked	Interest free	5,486	9,998	2,600
Related parties	Unlinked	Interest free	-	2,928	761

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

c.	Transactions with related parties:

The Company sells to, shareholders, investees of a shareholder and purchases raw materials from investees of a shareholder and shareholders. The terms of these transactions do not differ materially from similar transactions with third parties. The sales, purchases and other transactions are as follows:

				Convenience translation (Note 2a)
	Investees of a shareholder	Shareholders	Total	Total
	Reported NIS			U.S. $
	(In thousands)

In 2007:

Expenses:
Purchases of raw materials	2,204	148,245	150,449	39,118
Financing	-	(983)	(983)	(256)

	2,204	147,262	149,466	38,862

Sales	23,622	5,620	29,242	7,603

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

d.	Transactions with related parties (cont.):

	Investees of a shareholder	Shareholders	Total
	Reported NIS
	(In thousands)

In 2006:
Expenses:
Purchases of raw materials	79,173	73,748	152,291
Financing	(1,020)	(1,766)	(2,786)

	78,153	71,982	150,135

Sales	17,071	5,252	22,323

	Investees of a shareholder	Shareholders	Total
	Reported NIS
	(In thousands)

In 2005:
Expenses:
Purchases of raw materials	59,946	71,683	131,629
Financing	1,452	760	2,212

	61,398	72,443	133,841

Sales	9,855	4,465	14,320

NOTE 20:	–	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

a.	Cost of revenues:

Consolidated:

						Convenience Translation (Note 2a)
						Year ended December 31, 2007 U.S. $
	Year ended December 31,
	2005		2006		2007
	Reported NIS
	(In thousands)

Raw Materials	251,647		256,079		291,924	75,903
Salaries, wages and employee benefits	57,803		55,482		57,507	14,952
Subcontracted work	3,673		1,342		1,399	364
Other manufacturing costs	38,542	(*)	36,768	(*)	36,558	9,505
Depreciation	20,062	(*)	19,445	(*)	21,121	5,492

	371,727		369,116		408,509	106,216

Decrease (increase) in work in progress	(644)		618		232	60
Decrease (increase) in finished products	(2,910)		(930)		8,210	2,136

	368,173		368,804		416,951	108,412

(*) Reclassified see note 2(g)1

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (CONT.)

a.	Cost of revenues:

The Company:

	Year ended December 31,
	2005	2006	2007
	Reported NIS
	(In thousands)

Raw Materials	210,537	224,680	257,839
Salaries, wages and employee benefits	38,240	40,472	42,120
Subcontracted work	2,233	1,450	1,544
Other manufacturing costs(*)	30,912	32,818	32,989
Depreciation(*)	16,972	18,232	19,729

	298,894	317,652	354,221
Decrease (increase) in work in progress	(295)	618	232

Decrease (increase) in finished products	(2,638)	(540)	7,926

	295,961	317,730	362,379

(*) Reclassified see note 2(g)1

b.	Selling and marketing expenses:

Consolidated:

				Convenience Translation (Note 2a)
	Year ended December 31,			Year ended December 31, 2007
	2005	2006	2007
	Reported NIS			U.S. $
	(In thousands)

Salaries and employee benefits	5,938	6,302	6,335	1,647
Advertising expenses	162	160	240	62
Depreciation	132	33	60	16
Transportation and other	15,112	16,865	17,550	4,563

	21,344	23,360	24,185	6,288

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (CONT.)

b.	Selling and marketing expenses (cont.):

The Company:

	Year ended December 31,
	2005	2006	2007
	Reported NIS
	(In thousands)

Salaries and employee benefits	2,877	3,848	3,924
Advertising expenses	66	111	183
Depreciation	96	22	-
Transportation and other	13,570	16,444	17,057

	16,609	20,425	21,164

c.	General and administrative expenses:

Consolidated:

				Convenience Translation (Note 2a)
	Year ended December 31,			Year ended December 31, 2007
	2005	2006	2007
	Reported NIS			U.S. $
	(In thousands)

Salaries and employee benefits	9,670	9,199	9,029	2,348
Depreciation	971	700	739	192
Office maintenance and other expenses (**)	7,035	6,550	6,853	1,782

	17,676	16,449	16,621	4,322

(**) Including doubtful and bad debts expenses.	95	310	242	63

As for purchases from major suppliers (related parties), see Note 19c.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (CONT.)

c.	General and administrative expenses (cont.):

The Company:

	Year ended December 31,
	2005	2006	2007
	Reported NIS
	(in thousands)

Salaries and employee benefits	6,599	6,953	6,663
Depreciation	842	650	679
Office maintenance and other expenses (**)	5,633	5,542	5,953

	13,074	13,145	13,295

(**) Including doubtful and bad debts expenses.	83	310	242

As for purchases from major suppliers (related parties), see Note 19c.

d.	Financial expenses, net:

Consolidated:

				Convenience Translation (Note 2a)
	Year ended December 31,			Year ended December 31, 2007
	2005	2006	2007
	Reported NIS			U.S. $
	(In thousands)

Financial expenses:
Interest expenses and
exchange differentials and
bank charges:
On short-term credit	4,098	1,518	1,055	274
On long-term loans	3,322	3,648	5,057	1,315

	7,420	5,166	6,112	1,589

Financial income:
Interest income and
exchange differentials	(50)	(3,304)	(1,783)	(463)

	7,370	1,862	4,329	1,126

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (CONT.)

d.	Financial expenses, net:

The Company:

	Year ended December 31,
	2005	2006	2007
	Reported NIS
	(in thousands)

Financial expenses:
Interest expenses and exchange differentials and
bank charges:
On short-term credit	4,721	1,471	1,448
On long-term loans	3,323	3,648	5,507

	8,044	5,119	6,505

Financial income:
Interest income and exchange differentials	(221)	(2,462)	(1,783)

	7,823	2,657	4,722

e.	Other income, net:

Consolidated:

				Convenience Translation (Note 2a)
	Year ended December 31,			Year ended December 31, 2007
	2005	2006	2007
	Reported NIS			U.S. $
	(In thousands)

Capital gain on sale of property and equipment	272	5,307	235	61

Management fees from subsidiary	-	-	102	27

	272	5,307	337	88

In January 2006, the Company’s Subsidiary-“Tri-Wall” sold to a third party real estate in Netanya in consideration of NIS 4.9 million (net of expenses), resulting in a gain before taxes of approximately NIS 4.8 million to the subsidiary (gain after taxes- NIS 4 million).

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (CONT.)

e.	Other income, net (cont.):

The Company:

	Year ended December 31,
	2005	2006	2007
	Reported NIS
	(in thousands)

Capital gain on sale of property and equipment	224	98	178

Management fees	2,160	2,142	1,967

	2,384	2,240	2,145

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:	–	OPERATING SEGMENTS DATA

The Company operates in three operating segments, the manufacturing of shipping containers, corrugated cardboard panels and other types of paper consumer packaging, (see Note 1a. for a brief description of the Company’s business) and follows the requirements of Accounting Standard No. 11 Segment Reporting. Starting from January 1, 2006, the Company operates in two operating segments: manufacturing of shipping containers and packaging wooden pallets and boxes as a result of transaction mentioned in note 1 b.

	Year ended December 31, 2005
	Shipping containers	Consumer packaging products	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	Reported NIS (In thousands)

Revenues:
Sales to external customers	315,541	32,590	67,204	-	415,335
Intersegment sales	11,515	1,345	4,358	(17,218)	-

Total revenues	327,056	33,935	71,562	(17,218)	415,335

Segments operating income	1,412	(435)	7,165		8,142

Financial income (expenses),net	(7,823)	93	360		(7,370)

Other income, net					272
Tax benefit					1,389
Minority interest in losses
of a subsidiary					14

Net income					2,447

Assets and liabilities:

Segments assets	251,356	24,672	34,423		310,451

Total assets					310,451

Segments liabilities	166,095	7,570	12,205		185,870

Total liabilities					185,870

Capital investments (*)	21,053	121	870		22,044

Depreciation (*)	17,871	1,925	1,369		21,165

(*)Reclassified-see note 2 g(1).

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:	–	OPERATING SEGMENTS DATA (CONT.)

	Year ended December 31, 2006
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	Reported NIS (In thousands)

Revenues:

Sales to external customers	349,440	70,466	-	419,906
Intersegment sales	8,250	3,701	(11,951)	-

Total revenues	357,690	74,167	(11,951)	419,906

Segments operating income	6,390	4,903	-	11,293

Financial income (expenses),
net	(1,986)	124	-	(1,862)

Other income, net				5,307
Taxes on income				(2,755)
Equity in losses of an
affiliated company				(545)

Net income				11,438

Assets and liabilities:

Segments assets	297,203	36,735		333,938

Total assets				333,938

Segments liabilities	187,298	10,621		197,919

Total liabilities				197,919

Capital investments (*)	16,214	3,421		19,635

Depreciation (*)	18,904	1,274		20,178

(*) Reclassified-see note 2 g(1).

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:	–	OPERATING SEGMENTS DATA (CONT.)

	Year ended December 31, 2007
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total	Convenience translation (note 2a)
	Reported NIS (In thousands)				U.S. $

Revenues:

Sales to external customers	398,089	73,339	-	471,428	122,576
Inter-segment sales	8,133	1,981	(10,114)	-	-

Total revenues	406,222	75,320	(10,114)	471,428	122,576

Segments operating income	9,384	4,287	-	13,671	3,554

Financial income (expenses), net	(4,722)	393	-	(4,329)	(1,126)

Other income, net				337	88
Taxes on income				(1,916)	(498)
Equity in earnings of an
affiliated company				10	3

Net income				7,773	2,021

Assets and liabilities:

Segments assets	284,741	43,729		328,470	85,404

Total assets				328,470	85,404

Segments liabilities	196,160	12,217		208,377	54,180

Total liabilities				208,377	54,180

Capital investments	8,458	1,171		9,629	2,503

Depreciation	20,408	1,512		21,920	5,699

For each of the years ended December 31, 2005, 2006 and 2007 more than 90% of the Company’s revenues were derived from customers located in Israel.

All long-lived assets are located in Israel.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

Starting January 2008, the Company will adopt IFRS in its financial statements effective January 1, 2007.

Pursuant to the provisions of Accounting Standard No. 29 and FAQ 6 of the Israel Securities Authority, the Company presents an opening balance sheet as of January 1, 2007, a balance sheet as of December 31, 2007 and an income statement for the year then ended, prepared in accordance with IFRS. The Company also presents reconciliations between reporting according to generally accepted accounting principles in Israel (“Israeli GAAP”) and reporting according to IFRS as of January 1, 2007 (the transition date), as of December 31, 2007 and for the year then ended.

According to IFRS 1, the adoption of IFRS in the opening balance sheet as of the transition date will be done retrospectively.

a.	Reconciliation of balance sheets from Israeli GAAP to IFRS:

Consolidated:

		January 1, 2007			December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash
equivalents		1,820	-	1,820	2,522	-	2,522
Trade receivables		163,276	-	163,276	185,153	-	185,153
Other accounts
receivable	d	3,574	(500)	3,074	2,546	-	2,546
Inventories		71,925	-	71,925	55,149	-	55,149

		240,595	(500)	240,095	245,370	-	245,370

NON-CURRENT ASSETS:
Accounts receivables		311	-	311	141	-	141
Severance pay fund,net	1e	133	1,330	1,463	-	623	623
Investment in
affiliated company	3d	8,368	363	8,731	8,378	273	8,651
Fixed assets, net		84,916	-	84,916	72,454	-	72,454
Intangible assets		1,997	-	1,997	2,127	-	2,127

		95,725	(807)	97,418	83,100	896	83,996

Total assets		336,320	1,193	337,513	328,470	896	329,366

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

a.	Reconciliation of balance sheets from Israeli GAAP to IFRS (cont.):

Consolidated:

		January 1, 2007			December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and
others		31,856	-	31,856	42,505	-	42,505
Trade payables		93,544	-	93,544	87,423	-	87,423
Other accounts payable
and accrued expenses	3e	17,395	(550)	16,845	22,161	(441)	21,720

		142,795	(550)	142,245	152,089	(441)	151,648

NON-CURRENT LIABILITIES:
Loans from banks and
others		48,170	-	48,170	49,376	-	49,376
Employee benefit
liabilities		-	-	-	298	(298)	-
Deferred taxes	2e	9,336	20	9,356	6,614	345	6,959

		57,506	20	57,526	56,288	47	56,335

Total liabilities		200,301	(530)	199,771	208,377	(394)	207,983

EQUITY:
Issued capital		23,716	-	23,716	23,716	-	23,716
Share premium		45,413	-	45,413	45,413	-	45,413
Other comprehensive
income		-	-	-	(392)	-	(392)
Retained earnings	c	71,148	1,723	72,871	78,921	1,290	80,211
Less - treasury shares		(4,258)	-	(4,258)	(27,565)	-	(27,565)

Total equity		336,320	1,193	337,513	328,470	896	329,336

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

a.	Reconciliation of balance sheets from Israeli GAAP to IFRS (cont.):

The Company:

		January 1, 2007			December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash
equivalents		353	-	353	1,747	-	1,747
Trade receivables		145,234	-	145,234	161,147	-	161,147
Other accounts
receivable		2,305	-	2,305	1,891	-	1,891
Inventories		66,101	-	66,101	48,169	-	48,169

		213,993	-	213,993	212,954	-	212,954

NON-CURRENT ASSETS:
Accounts receivables		311	-	311	141	-	141
Severance pay fund,
net	1e	312	880	1,192	-	403	403
Investment in
affiliated company	3d	44,142	693	44,835	35,594	583	36,177
Fixed assets, net		78,058	-	78,058	65,938	-	65,938
Intangible assets		1,997	-	1,997	2,127	-	2,127

		124,820	1,573	126,393	103,800	986	104,786

Total assets		338,813	1,573	340,386	316,754	986	317,740

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

a.	Reconciliation of balance sheets from Israeli GAAP to IFRS (cont.):

The Company:

		January 1, 2007			December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and
others		31,856	-	31,856	42,505	-	42,505
Trade payables		87,729	-	87,729	81,045	-	81,045
Other accounts payable
and accrued expenses	3e	26,243	(550)	25,693	17,463	(441)	17,022

		145,828	(550)	145,278	141,013	(441)	140,572

NON-CURRENT LIABILITIES:
Loans from banks and
others		48,170	-	48,170	49,376	-	49,376
Employee benefit
liabilities		-	-	-	98	(98)	-
Deferred taxes	2e	9,796	400	10,196	6,174	235	6,409

		56,966	400	57,366	55,648	137	55,785

Total liabilities		202,794	(150)	202,644	196,661	(304)	16,357

EQUITY:
Issued capital		23,716	-	23,716	23,716	-	23,716
Share premium		45,413	-	45,413	45,413	-	45,413
Other comprehensive
income		-	-	-	(392)	-	(392)
Retained earnings	c	71,148	1,723	72,871	78,921	1,290	80,211
Less - treasury shares		(4,258)	-	(4,258)	27,565	-	27,565

Total equity		136,019	1,573	137,592	120,093	986	121,079

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

b.	Reconciliation of profit and loss from Israeli GAAP to IFRS:

Consolidated:

		Year ended December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands (except per share data)

Revenues from sales	j	471,428	102	471,530

Total revenues		471,428	102	471,530

Cost of sales		416,951	(1,362)	415,589

Total cost of sales		416,951	(1,362)	415,589

Gross profit		54,477	1,464	55,941

Selling and marketing expenses		24,185	-	24,185
General and administrative expenses
Other expenses		16,621	-	16,621

Operating income		13,671	1,464	15,135

Other income, net		337	(102)	235
Financial income	f	-	(1,783)	(1,783)
Financial expenses		4,329	1,783	6,112

Income before taxes on income		9,679	1,362	11,061
Taxes on income (tax benefit)		1,916	345	2,261

Income after taxes on income		7,763	1,017	8,780
Equity in earnings (losses) of
affiliates, net		10	273	283

Net income (loss)		7,773	1,290	9,063

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

b.	Reconciliation of profit and loss from Israeli GAAP to IFRS (cont.):

The Company:

		Year ended December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands (except per share data)

Revenues from sales	j	406,222	102	406,324

Total revenues		406,222	102	406,324

Cost of sales		362,379	(1,162)	361,217

Total cost of sales		362,379	(1,162)	361,217

Gross profit		43,843	1,264	48,107

Selling and marketing expenses		21,164	-	21,164
General and administrative expenses		13,295		13,295
Other expenses		-	-	-

Operating income		9,384	1,264	10,648

Other income, net		2,145	(102)	2,043
Financial income	f	-	(1,783)	(1,783)
Financial expenses		4,722	1,783	6,505

Income before taxes on income		6,807	1,162	6,919
Taxes on income (tax benefit)		1,486	455	1,941

Income after taxes on income		5,321	707	6,028
Equity in earnings (losses) of
affiliates, net		2,452	583	3,035

Net income (loss)		7,773	1,290	9,063

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

c.	Reconciliation of the statements of change in shareholders' equity from Israeli GAAP to IFRS

		NIS in thousand	Note

1.	Retained earnings
	Retained earnings at December 31, 2007 according to ISGAAP	78,921
	Employee benefit liabilities	686	e2
	Social security costs	331	e3
	Affiliate company	273	e1

	Retained earning at f December 31, 2007 according to IFRS	80,211

	Retained earning at January 1, 2007 according to ISGAAP	71,148
	Employee benefit liabilities	948
	Social security costs	412
	Affiliate company	363

	Retained earning at f December 31, 2007 according to IFRS	72,871

d.	Deferred taxes:

According to Israeli GAAP, deferred taxes in a total of approximately NIS 500 thousand were presented in current assets under other accounts receivable. Upon the transition to IFRS and according to IAS 12, “Income Taxes”, the balances of deferred taxes are presented in long-term investments and liabilities, respectively.

e.	Employee benefits:

According to Israeli GAAP, the severance pay liability is measured based on the employee’s last monthly salary multiplied by the number of employment years at each balance sheet date using the shut down method and severance pay funds are measured at their redemption values at each balance sheet date.

1.	According to IAS 19, “Employee Benefits”, the Company’s and affiliates benefit plan is considered a Defined benefit plan and requires it to present the severance pay liability on an actuarial basis. The actuarial calculation takes into consideration future salary increases and the percentage of employee retirement based on the evaluation of payment timing.

The employee benefit plan assets are measured at fair value.

The actuarial Liabilities were based on Governments bonds interest, because the Company believes that there is no wide market for Concerns’ bonds in Israel.

The capitalization interest issue is being examined and it might be decided that the proper capitalization interest in Israel should be based on Concerns’ bonds.

If this decision will be taken the numbers that were calculated and considered in this note will be effected due to calculations based on higher interest rate. It will cause a decrease in the actuarial Liabilities in the one hand and increase in the current finance expenses related to actuarial Liabilities on the other hand.

2.	Upon the transition to IFRS, the balance of accrued severance pay has decreased by approximately NIS 859 thousand, the employee benefit and remuneration plan assets have decreased by approximately NIS 1,361 thousand and the deferred tax reserve has increased by approximately NIS 560 thousand in such a manner that the net difference between the net liability as of December 31, 2007 amounts to a decrease of approximately NIS 1,660 thousand (net of income taxes of approximately NIS 560 thousand).

3.	Employees provision for vacation is differed in IFRS since according to ISGAAP social security cost part of the provision.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

f.	Financial income and expenses:

According to Israeli GAAP, financial income and expenses, net are presented in the income statement. According to IFRS, financial should be disclosed separately from financial expenses in the income statement and accordingly, the Company recorded financial expenses of approximately NIS 6,112 thousand and financial income of approximately NIS 1,783 thousand for the year ended December 31, 2007.

g.	According to ISGAAP all other income are recorded in the net income, whereas in the IFRS only capital gain should be recorded in the net income.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF SUBSIDIARY & AFFILIATED

	Ownership	Control
Name of company	As of December 31, 2006

Subsidiary:

Tri-Wall Containers (Israel) Ltd.	100%	100%

Affiliated:

Frenkel-C.D.	27.85%	27.85%

Inactive companies:

Plaro Container Systems (1989) Ltd.
Tri-Wall Pallets (1973) Ltd.